8/11

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO Kuzbassenergo

*CURRENT ADDRESS

PROCESSED
AUG 1 3 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04633

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 8/12/08

082-04633

KUZBASS ENERGO

REPORT

Managing power…

OAO Kuzbassenergo AR/S
12-31-07

Annual report of OAO Kuzbassenergo for 2007 was approved by the Board of Directors of OAO Kuzbassenergo on May 13, 2008, Minutes No. 07/14, and submitted for approval to the annual General Meeting of shareholders of OAO Kuzbassenergo on June 27, 2008

OPEN JOINT-STOCK COMPANY

KUZBASSENERGO

OAO Kuzbassenergo today



Kuzbass Power and Electrification Open Joint-Stock Company (OAO Kuzbassenergo) is one of the largest enterprises of Kuzbass and Altai territory. In the first quarter of 2007 all corporate procedures relating to formation of the territorial generating company as a uniform operational structure were completed. On the basis of generating assets of the Altai region, three Barnaulskaya Combined Heat & Power Stations, Barnaulskaya Central Heating Station and Biysk Heat Network the Barnaul branch of OAO Kuzbassenergo was created. Within the framework of the electric power industry reforming, according to the requirement of the Federal Antimonopoly Service, the Company sold blocks of shares of its two generating subsidiaries, OAO West-Siberian Combined Heat & Power Station and OAO South-Kuzbass State District Power Station.

OAO Kuzbassenergo Territorial Generating Company includes today six power stations in Kemerovo region with an installed capacity of 3,623 MW and three power stations in Altai territory with a capacity of 784 MW. All stations burn coal. Installed electrical capacity of the Company is 4.39 thou. MW, and installed heating capacity, 8.84 thou. Gcal/hour.

OAO Kuzbassenergo group of companies includes 6 subsidiary and dependent companies engaged in the following core businesses:

• transmission of electrical power;
• repair and civil works and services;
• motor transportation services;
• medical services.

Generating capacities of the Company will ensure at least 13 % of the electrical power production in Siberia and about 68 % of heat output to customers of Kuzbass and Altai. OAO Kuzbassenergo is one of the most attractive companies in the Russian power industry, considering high quality of its assets and proximity to of low-cost energy sources.


вдхр.
оз. Кулундинское
оз. Горькое
А Л Т А Й
A L T A I
Алей


Kemerovo branch:
Kemerovskaya CHPS
Kemerovskaya SDPS
Novo-Kemerovskaya CHPS
Heat Networks Directorate
Barnaul branch:
Barnaulskaya CHPS-1
Barnaulskaya CHPS-2
Barnaulskaya CHPS-3
KEMEROVO REGION
KEMEROVO
BARNAUL
TERRITORY
Кия
Чумыш
Обь
Чарыш
Бия
Belovskaya SDPS
Tom-Usinskaya SDPS
Novokuznetsk branch:
Kuznetskaya CHPS







OAO Kuzbassenergo brings up an association not only with performance figures. First of all it means:

• History. For 65 years already we have been successfully working in the electric power industry of our country, bringing people the most important things: warmth and light.

• Energy. Energy of our efforts aimed at development of the large region. And we fully realise the role that our activity plays in the social and economic development of Kemerovo region, and lately, of Altai territory.

• People. These are those who works here today, and those who contributed many years of work to the enterprise which really became a home for them. Those whose belief helped to revive the power industry in post-war years, and whose hope helped to go through difficulties of the first years of transition from the state planning system to the market economy.

• Investments. Investments that will allow us to adhere further to our mission: "Uninterrupted and reliable supply of customers with heat and electric power, ensuring production efficiency and investment attractiveness of the company".

• Innovations. New processes and know how in the field of power engineering, management and market relations enabled us to complete successfully the reforming process of and be sure of a successful future of the Russian electric power industry.

• Kuzbass. It is our dwelling, our native land, our ancestral lands. It what we love and what we are proud of. It is the land which is generously sharing its mineral wealth and which we are trying to preserve for future generations.

OAO Kuzbassenergo. Striving, developing, reaching goals...

Calendar of events

2007

January

Within the framework of OAO Kuzbassenergo reforming an ad-hoc working commission took over property of three Barnaulskaya Combined Heat & Power Stations, Barnaul Central Heating Station and Biysk Heat Network to the balance of the Company.

OAO Kuzbassenergo generating company was recognised the winner of the traditional contest "Benefactor of the Year - 2006" held for the fifth successive year among plants and organisations of the regional centre of Kuzbass. In 2006 the company allocated for social and charitable programs in Kemerovo region 140 million roubles.

The year 2007 was declared by the generating company a "Year of labour safety and accident prevention". The Company planned to appropriate over 95 million roubles for implementation of provisions aimed at improvement of labour safety and decrease of occupational injuries at power industry plants.

February

The Board of Directors of OAO Kuzbassenergo approved raising in 2007 long-term loans to the amount of 531 million roubles for implementation of an investment project — construction of a heat supply pipeline from Kemerovskaya Combined Heat & Power Station to Rudnichny district of the city of Kemerovo.

The Company developed Financial and Production Plan for 2008-2010 including large investment projects: construction of a new turbine unit at Tom-Usinskaya State District Power Station, starting complex of the turbine unit, station No.15 at Novo-Kemerovskaya Combined Heat & Power Station, a program of development of heat supply pipelines in Kemerovo and Novokuznetsk.

OAO Kuzbassenergo assigned 400 thou. roubles for upkeeping of a children bandy team from Sweden which arrived to Kemerovo to take part in the Children's International Tournament for the Cup of the governor of Kemerovo region within the framework of the world championship Bandy-2007 in Kemerovo.

OAO Kuzbassenergo was awarded a medal made of 925 fineness silver with a ruby for a generous contribution for the conducting of the World Bandy Championship in Kemerovo. Total amount of the sponsor's help of the Company was 1.9 million roubles.

OAO Kuzbassenergo is the only company of the electric power industry which became a winner of the VI Russian Contest "Russian Organisation of a High Social Responsibility". The Company was awarded a diploma, a honorary title "Organisation of a High Social Responsibility in the Electric Power Industry – 2006" and a commemorative medal.

March

OAO Kuzbassenergo actively uses competitive purchases in the electronic form at B2B-energo platform. According to the comprehensive program, it is planned to bring total amount of purchases at B2B-energo platform to 62.2 % of the total amount of purchases that makes 29.5 bln roubles in money terms.

Dear shareholders!

For Open Joint-Stock Company Kuzbassenergo the past year 2007 has a special meaning. It is a year when the Company started operational activity as a unified heat generating company in the territory of Kemerovo region and Altai territory.

The main result of the first year is an efficient fulfilment of tasks assigned to the Company on reliable and uninterrupted power supply of customers. The fact that our clients have not felt any problems during the transition period is the demonstration of skillful planning and professional implementation of the reforming steps.

In the first quarter of 2007 all corporate procedures relating to formation of the territorial generating company as a uniform operational structure were completed. On the basis of Barnaulskaya CHPSs 1, 2 and 3, Barnaul Central Heating Station and Biysk Heat Network the Barnaul branch of OAO Kuzbassenergo was created. Thereby OAO Kuzbassenergo assumed responsibility for heat supply of a considerable part of customers of Altai territory as well. Within the Company reforming framework, according to the requirement of the Federal Antimonopoly Service, the Company sold blocks of shares of its two generating subsidiaries, OAO West-Siberian Combined Heat & Power Station and OAO South-Kuzbass State District Power Station.

As of today, OAO Kuzbassenergo incorporates six power stations in Kemerovo region and three power stations in Altai territory. Total installed electrical generation capacity of the Company stations is 4,407 MW (that makes 25 % of total electrical generation in Siberia), and total installed heat generation capacity, 8,142 Gcal/h.

In 2007 OAO Kuzbassenergo produced 23,232 million kW-h of electric power, i.e. 101.46 % to the 2006 level. The Company supplied 14,630 thou. Gcal of thermal energy, or 92.05 % as compared to 2006. Main factors of the heat supply decrease were warm weather conditions in winter months of 2007, and use of energy-saving technologies by the customers.

We believe the fact that the Company obtained an opportunity to realise its potential in new conditions of the power market was the major particularity of the past year. In 2007 the Company realised the electric power in the market of Regulated Bilateral Contracts, day-ahead market and balancing market. In 2007 the Company concluded on the wholesale regulated market 638 contracts of sale of energy and power with 62 counterparts. The Company supplied to the Wholesale Power Market of Regulated Bilateral Contracts 20,834 million kW-h of electric power. Starting from 01.01.2007 the volume of electric energy sold on Wholesale Power Market at regulated prices has been systematically decreasing — the formation of a free electric power market started. In the second half of 2007 already up to 10 % of total amount of electric power was sold on the free market. First trends and price signals appeared, the Company accumulated first operational experience in different regimes — in summer, in winter, etc. Experts consider the beginning of operation of the competitive electric power market in Russia to be one of the most important results of reforms in the industry. Market mechanisms wil become in the nearest future determining ones for the Russian power industry.

Now about financial results. According to audited statements prepared according to Russian Accounting Standards for the year 2007, the proceeds for the year mounted to 18,720 million RUB, including 11,981 million RUB from sale of electric energy; 5,743 million RUB from sale of thermal energy; incomes from other activities (sale of blocks of shares of subsidiaries - OAO West Siberian CHPS and OAO South Kuzbass SDPS) amounted to 7,328 million RUB; the Company gained a net profit of 2,924 million RUB.

A few words about challenges that the Company management will face in 2008. First of all it is necessary to complete the reforms connected with liquidation of RAO UES of Russia since 01.07.08.

A special attention will be given to the Company activity on implementation of investment projects. This year we have to put into operation turbine unit T-120 (120 MW) at Novo-Kemerovskaya CHPS, turbine unit No.3 (12 MW) at Kuznetskaya CHPS, the second turn of the heat supply pipeline to Rudnichny district of the city of Kemerovo. An active part the Company management also takes in the planning of investment programs of development of centralized heat supply systems of cities of Barnaul and Novokuznetsk. And further plans include preparation and implementation of a major investment project on expansion of Tom-Usinskaya SDPS.

Expansion of the free market of electric energy by up to 25 % in the second half of the year will provide an opportunity to obtain an additional income in a competitive environment through optimisation of power stations loading modes, while the updated price signals will allow to take decisions on development prospects of the coal-based power generation in a more weighted manner.

Reliable and uninterrupted delivery of electric and thermal energy to customers traditionally has been and will be a priority of activity of all staff of the Company. Improvement of planning and management of repairs, thorough preparation to the autumn/winter peak, carrying out competent technical policy — here are components of success of solving this problem.

Improvement of the Company management system is one of most important activities of the Company. Implementation of the quality management system and certification under ISO standards are under way now. Optimisation of business processes in reliability management will allow to improve the operation quality and to reduce costs.

We believe that continuation of an active interaction of the Company management with shareholders in the interests of development of the Company should become a guarantee of successful implementation of these plans. We are confident that OAO Kuzbassenergo staff possessing high professionalism, responsibility and creative potential, will adequately cope with the most serious challenges it is facing.

Sergei Mikhailov,
Chairman of the Management Board, General Director of OAO Kuzbassenergo

Address of the Chairman of the Management Board of the Company to shareholders



Dear shareholders!

The process of reforming of the Russian power industry has reached the home straight. Radical changes came over in the branch: regional companies were split by lines of activity, new entities of the energy and power market were created and work efficiently, market functioning rules were approved. The government approved the required minimum of regulatory documents governing branch activity upon completion of the reform.

During the accounting year OAO Kuzbassenergo operated as a uniform generating company in full conformity with the adopted scheme of reforming of power industry enterprises of the Siberian region. The transparency of operation of the Company guaranteeing the rights and legitimate interests of its shareholders and investors was confirmed by a number of objective factors. Public placement of additional shares was successfully completed. Domestic and foreign investors confirmed by their own money a high degree of trust in the Company management bodies, and confidence in its prospects.

In December, 2007 OAO Kuzbassenergo placed by public subscription 100 million additional ordinary shares that makes 16.5 % of the authorised capital before the placement and 14.16 % of the authorised capital after placement. Shares of the additional issue were placed at a price of 75 roubles per share, that is approximately 10 % more than market quotations of the Company shares (68.1 roubles per share, according to the Moscow Interbank Currency Exchange as of the date of determination of the offering price). As of December 31st, 2007 the authorized capital of OAO Kuzbassenergo was 706,163,800 (Seven hundred six million one hundred sixty three thousand eight hundred) roubles. Additional placement of shares yielded 7.5 bln roubles for the Company.

In the accounting year the Board of Directors held 33 meetings, including 2 meetings in the form of compresence, at which 288 issues were considered relating to various fields of activity of the Company: from purely industrial and administrative to social ones. In June, 2007 to provide for an efficient fulfillment by the Board of Directors of its functions on general management of the Company's activity strategy, investments, finance and budget, human resourses and remunerations, audit and reliability committees were created at the Board of Directors. The committees included shareholder representatives from RAO UES of Russia and SUEK, as well as Company managers.

In 2007 the Company held one annual and three extraordinary shareholder meetings. Extraordinary meetings were held by the initiative of the Board of Directors: in September, pertaining to the increase of the authorised capital of the Company by placement of additional shares; in October, concerning splitting of shares and Company reorganisation by taking over OAO Kuzbassenergo Holding created by spinning off from RAO UES of Russia; in December, to approve an agreement for power supply to the wholesale market (which was considered to be a large transaction).

The last year the Company submitted to its shareholders and investors a report on social responsibility and corporate stability of the Company which reflected our principles of ecological, HR and social policy, and contained analysis of charitable activity during the past year. It should be emphasized that the Company shares principles of social responsibility and strives to implement them in all fields of ita activity. One of the major principles is continuous interaction with Company stakeholders.

All this testifies that today OAO Kuzbassenergo is a company that purposefully implements the Development Strategy, and is highly appreciated by the investment community.

Priority challenges of OAO Kuzbassenergo for 2008 include further strengthening of its financial and economic status; formation of the investment policy based on principles of economic efficiency and expediency, effectivization of use of financial resources and their concentration in the most perspective and significant projects.

Pavel Shatsky,
Chairman
of the Board of Directors
of OAO Kuzbassenergo



Address of the Chairman of the Board of Directors of the Company to shareholders



Contents

Operational Highlights

Basic industrial performance data	Unit of measure	2005	2006*	2007
Installed electrical capacity	MW	4,777	4,772	4,392
Electric power output	million kWh	25,112	24,906	23,232
Installed heat capacity	Gcal/hour	6,997	6,997	8,842
Heat power output	thou. Gcal	13,910	15,894	14,630
Personnel employed	persons	9,465	7,178	7,273

** Taking into account performance of West-Siberian Combined Heat & Power Station and South-Kuzbass State District Power Station in the 1st half-year of 2006*

Basic financial and economic parameters	Unit of measure	2005	2006	2007
Assets	million RUB	33,925	21,492	30,428
Equity capital	million RUB	26,938	17,553	27,987
Sales proceeds	million RUB	19,710	17,605	18,720
Sales profit	million RUB	1,769	1,463	631
Net profit	million RUB	545	309	2,924
Net profit per share	RUB	0.9	0.51	4.14
Dividend accrued	million RUB	406	200	11
Market capitalisation	million RUB	15,146	44,359	42,938
EBITDA	million RUB	3,724,	3,083,	1,980

Company mission

OAO Kuzbassenergo mission consists in uninterrupted and reliable supply of customers with heat and electric power, ensuring production efficiency and investment attractiveness of the company.

OAO Kuzbassenergo management organizational structure


General Meeting of shareholders
Chairman of the Board of Directors
Board of Directors
General Director
Management Board
Chairman of the Internal Audit Commission
Internal Audit Commission
Executive personnel
Branches:
Belovskaya State District Power Station, Tom-Usinskaya State District Power Station, Kemerovo branch, Novokuznetsk branch, Heat Networks Directorate, Barnaul branch, Moscow Representative Office.



The winner of the open auction for sale of 93.35 % of shares of OAO West-Siberian Combined Heat & Power Station carried out within the framework of power industry reforming offered for the block of shares 5.95 bln roubles, the starting price being 5.7 bln roubles.

In the city of Kaltan the second apartment house from the two apartment houses planned for construction under the national project "Affordable and Comfortable Housing for Citizens of Russia" within the framework of share d participation construction was commissioned. Total contribution of the Company to construction amounted to 35 million roubles.

OOO Mechel-Energo became the winner of the auction for sale of 93.35 % of shares of OAO South Kuzbass State District Power Station carried out within the framework of power industry reforming. OOO Mechel-Energo offered for the block of shares 6.9 bln roubles, the starting price being 4 bln roubles.

April

Kemerovo branch of OAO Kuzbassenergo was established. The branch incorporated Kemerovskaya State District Power Station, Novo-Kemerovskaya Combined Heat & Power Station, and Kemerovskaya Combined Heat & Power Station.

The Company began development of measures to implement a state-of-the-art and uniform fuel quality control system for power stations of OAO Kuzbassenergo.

For active efforts aimed at efficient organisation and keeping of accounting according to the International Financial Reporting Standards the Fiscal Accounting Department of OAO Kuzbassenergo was conferred the rank "The Best Russian Accounting Department — 2006" and awarded a Honorary Diploma of the winner of the All-Russia contest.

May

The Board of Directors of OAO Kuzbassenergo determined implementation of the environmental policy of OAO Kuzbassenergo in 2007 - 2009 as one of priority lines of activity of the Company and approved the Implementation Program.

The Board of Directors approved the updated five-year investment program for 2006-2010, which stipulated fulfillment of five investment projects as priority directions of activity of the Company.

OAO Kuzbassenergo started introduction of the quality management system meeting international standards.

June

OAO Kuzbassenergo allocated 200 thou. roubles as sponsor's contribution to the consolidated budget of the Social Projects Contest announced within the framework of the relay race "Linking Thread of Centuries" in the nomination "Youth Is The Architect of The Future".

Annual General Meeting of shareholders decided to pay dividends under ordinary shares based on results of the 1st quarter of 2007 at a rate of 0.018955 RUB per share. The meeting also aproved Charter of OAO Kuzbassenergo in a new wording. The city of Bamaul was chosen as the place of registration of the Company.

In pursuance of the Federal Law "On Veterans", "Public Organisation of Veteran Workers of Power Industry of Kemerovo Region" was created.

The Board of Directors of OAO Kuzbassenergo elected Mikhail Eduardovich Lisyansky, Deputy Managing Director of Business Unit No.2 of RAO UES of Russia, Chairman of the Board of Directors. It was resolved to extend the term of office of Mikhailov Sergei Nikolaevich in the capacity of the General Director of the Company up to June 20th, 2011 inclusive.

The administration of Altai territory discussed the investment Program of development of the heat supply system of the city of Barnaul for 2008-2012 with financing volume of 8 bln roubles.

July

appropriated 140 thou. roubles as a sponsor's assistance for a trip of violinists ensemble Violino of the Governor's Concert Centre "Young talents of Kuzbass" to the Assembly of Generations "Planet of Peace and Nonviolence" in the hero city Anapa.

From the first day of the month Kemerovo branch of OAO Kuzbassenergo established within the framework of the power company reforming started operation to the full extent. The branch was registered with tax authorities, and opened a single settlement account.

The Company approved new Regulations on Power Company Branches: Tom-Usinskaya State District Power Station, Belovskaya State District Power Station, Kuznetskaya Combined Heat & Power Station.

The results of open tenders for selection of prime contractors for construction on a turn-key basis of turbine unit, station No.15 of Novo-Kemerovskaya Combined Heat & Power Station with an installed capacity of 115 MW and rehabilitation of turbine unit, station No.3 of Kuznetskaya Combined Heat & Power Station with an installed capacity of 12 MW were recapitulated. The winning bidders were ZAO Energostroitelnaya Kompaniya Sibiri and ZAO Kuzbassenergoremont accordingly.

The Company concluded an agreement for rendering listing services with ZAO Moscow Interbank Currency Exchange. Ordinary registered uncertificated shares of OAO Kuzbassenergo were included into quotation list of Russian Trading System Stock Exchange.

August

Ordinary registered uncertificated shares of OAO Kuzbassenergo were included into quotation list of Moscow Interbank Currency Exchange. Previously the Company share had been traded as unlisted securities. During 7 months of 2007 on the stock market of ZAO Moscow Interbank Currency Exchange 2,767 transactions with OAO Kuzbassenergo shares for a total amount of 255,133,008 roubles were registered. The volume of transactions was 2,903,486 shares. In August quotation of OAO Kuzbassenergo shares varied from 86.78 to 90.1 roubles per share.

OAO Kuzbassenergo allocated 1 million roubles to the culture preserve Krasnaya Gorka in Kemerovo on the eve of The Miner's Day. There will be a special exposition in the museum devoted to the history of the first power station in Kuzbass built under GOELRO Plan — Kemerovskaya State District Power Station.

September

The Board of Directors of RAO UES of Russia approved changes of parameters of the additional issue of shares in OAO Kuzbassenergo: placement of no more than 100 million ordinary shares with a par value of 1 rouble each (16.5 % of the authorised capital of OAO Kuzbassenergo before the placement and 14.16 % of the authorised capital of the Company after the placement) by public subscription with payment by monetary funds.

OAO Kuzbassenergo assigned 150 million roubles for implementation of the regional program "Affordable and Comfortable Housing". The Company made up the list of employees who need improvement of living conditions eligible for corporate support. Targeted support is stipulated that will help to retain highly professional and qualified personnel on Company plants.

One year pased from the moment of beginning of operation of OAO Kuzbassenergo at New Wholesale Power Market. The results are positive. Only during 8 months the Company sold electric power for 4.6 bln roubles.

At International forum "World Experience and Economy of Russia" generating company OAO Kuzbassenergo received two awards. For successes in implementation of efficient personnel policy under conditions of reforming, creations of conditions for personnel well-being, reinforcement of trust and formation of a positive image of the Company in the eyes of internal and external public opinion the Company was awarded a Honorary Diploma of the winner "Leader of Socially-Responsible Business — 2007". For victory in the All-Russia contest "The Best Russian Human Resourses Department — 2007" the HR Department of OAO Kuzbassenergo was awarded a Honorary diploma of the winner.

The Educational Centre of Labour Safety and Personnel Training of OAO Kuzbassenergo began the new academic year with implementation of new courses for workers, "Labour Protection" and "Industrial Safety".

October

OAO Kuzbassenergo submitted to the Federal Service on Financial Markets documents for state registration of the issue of 100 million additional shares in OAO Kuzbassenergo.

Regional customer relations office of RAO UES of Russia at its enlarged meeting heard the report on results of self-evaluation of quality of client servicing of OAO Kuzbassenergo. The results of this evaluation were discussed with interested parties including representatives of consumer association. At the meeting the Declaration of quality of client servicing by of OAO Kuzbassenergo was certified on behalf of the consumer association.

At the meeting of the Public Board the General Director of OAO Kuzbassenergo Sergei Mikhailov was presented with a certificate No.19 about entering his name into the Book of Philanthropists of Kuzbass for long-term charity activity, big personal contribution to the social partnership system. The initiator of the nomination were the Regional Children's Fund and public organisation Kuzbass Fund "Initiative" with which the power company had been successfully co-operating for many years already in implementation of charitable and social projects.

OAO Kuzbassenergo fully completed scheduled capital and medium repairs of major heat-mechanic equipment at all nine power stations located in Kemerovo region and Altai territory.

November

Federal Service on Financial Markets of the Russian Federation performed state registration of the additional issue of securities of OAO Kuzbassenergo. The number of placed additional ordinary uncertificated shares is 100 million shares with a face value of one rouble each. The securities were placed by public subscription.

The extraordinary shareholder's meeting of OAO Kuzbassenergo approved the resolutions necessary for implementation of the second stage of reforming of the company relating to take-over of OAO Kuzbassenergo-Holding established as a result of reforming of RAO UES of Russia. Upon carrying out of all stipulated corporate procedures shareholders of RAO UES of Russia, which will be wound up, will obtain their share fraction in OAO Kuzbassenergo.

OAO Kuzbassenergo issued to its divisions 15 Certificates of readiness for the autumn-winter period of 2007-2008, confirming readiness of all power industry enterprises of the Company for bearing maximum loads. The head Company also received the Certificate of readiness.

Within the framework of implementation of the charitable project of OAO Kuzbassenergo devoted to the 70th anniversary of Altai territory "Altai Is The Territory Of Our Care", as well as with the purposes of development of children's sports and rendering assistance to children who remained without parents' care, to disabled children, the Company provided assistance to three public organisations and Pervomaisky orphanage for a total amount of one million roubles.

11 families of workers Tom-Usinskaya State District Power Station became owners of new apartments in the city of Myski, and in all 87 workers of OAO Kuzbassenergo had an opportunity to improve their living conditions due to participation of the company in the regional program Affordable and Comfortable Housing in 2007.

December

The Board of Directors of OAO Kuzbassenergo determined the offering price of additional shares at a rate of 75 roubles per one share of additional issue.

Company shareholders who took advantage of their preemptive right acquired 44,613,712 additional shares (making 7.36 % of the authorised capital before the placement and 6.32 % of the authorised capital after the placement), or 44.61 % of the total amount of the additional issue. Within the framework of placement of other additional shares through public offering the Company accepted eight offers for acquisition of 55,386,288 shares. As a result of the additional issue the share of OAO SUEK in the authorised capital became 44.02 %. The share of RAO UES of Russia decreased from 49 % to 42.06 %, the share of other shareholders increased from 6.98 % to 13.92 %. The additional issue shares were sold at a price of 75 roubles per share, that is approximately 10 % higher than market quotations of the Company shares (68.1 roubles per share, according to Moscow Interbank Currency Exchange as of the date of determination of the offering price, December, 4th).

The Company started to connect heat consumers to the new heat supply pipeline built by the Company from Kemerovskaya Combined Heat & Power Station in Rudnichny district of the city of Kemerovo, which was a priority project of development of heat supply facilities.

OAO Kuzbassenergo received at once two awards based on results of the third annual contest "Social Energy" organized by RAO UES of Russia. In the nomination "Interaction Energy" (organisation of work with customers) the Company ranked second for its publication "Energetic Newspaper" (Barnaul) presented at the contest. In the nomination "The Best Non-Financial Report" OAO Kuzbassenergo ranked third for the Corporate Responsibility and Social Stability Report for the Year 2006.

2008

January

Since January, 10th 100 million ordinary shares of the additional issue of OAO Kuzbassenergo are admitted for trading at RTS within quotation list B.

OAO Kuzbassenergo, according to the almanac Businessman-First Rating, prepared based on performance of Russian companies in 2007 ranked 65 among 300 largest companies of Russia. The rating took into consideration the market value of the company as of June 29th, 2007. As compared to June, 2006 OAO Kuzbassenergo capitalisation increased by $954.7 million and amounted to $2 045.8 million.

Generating Company OAO Kuzbassenergo received an honorary title "Benefactor of The Year – 2007" and presented a memorable mark for contribution to the social development of the city of Kemerovo.

OAO Kuzbassenergo allocated more than 34 million roubles for voluntary medical insurance of Company workers in 2008

February

Shareholders of OAO Kuzbassenergo at their extraordinary General Meeting re-elected members of the Internal Audit Commission. The new composition of the Committee includes five persons: four representatives of OAO SUEK and one representatives of RAO UES of Russia.

OAO Kuzbassenergo obtained the highest rating based on the results of the third Investment Session in RAO UES of Russia at which the progress of implementation of investment programs of generating companies was considered.

OAO Kuzbassenergo started a Fast Close project, the main goal of which is the reduction of the terms of preparation of accounts from 25 calendar days to 7 working days. This is due to the necessity of timely preparation of financial statements of the new proprietor of OAO Kuzbassenergo, SUEK Group, according to the International Financial Reporting Standards (IFRS).

The meeting of the Scientific and Technical Board of OAO Kuzbassenergo considered two draft documents: "Guidelines of Implementation of the Environmental Policy of OAO Kuzbassenergo" for 2008-2015 and "Program of Implementation of the Environmental Policy for 2008-2010". The purpose of measures stipulated by the documents is to raise the level of ecological safety, to increase capitalisation through reliable and ecologically safe production, transport and distribution of energy, comprehensive approach to the use of natural power resources. An estimated cost of the long-term program for 2015 is 3,920 million roubles.

OAO Kuzbassenergo became one of the winners of the All-Russia contest "Russian Organisation of High Social Responsibility – 2007". The company was awarded a third degree Diploma for a victory in the nomination "Personnel Qualification, System of its Preparation and Retraining".

The extraordinary shareholder's meeting of OAO Kuzbassenergo re-elected the Board of Directors. The new composition of the Board of Directors includes 11 persons: six representatives of OAO SUEK and five representatives of RAO UES of Russia.

March

On March 6th, 2008 Federal Service on Financial Markets of the Russian Federation registered the issue of securities of OAO Kuzbassenergo under No.1-02-00064-A and the prospectus of securities of the Company.

The decision to issue registered ordinary uncertificated shares of OAO Kuzbassenergo by conversion at share splitting was taken by the Board of Directors of the Company on February 1st, 2008. According to the decision taken, 706,163,800 ordinary shares with a face value of 1 rouble each shall be converted into 70,616,380,000 ordinary shares with a face value of 0.01 roubles each.

Ordinary registered uncertificated shares of OAO Kuzbassenergo were converted simultaneously on the 7th working day from the date of state registration of the share issue: on March 18th, 2008.

This corporate solution was taken with a view of simplifying subsequent procedure of taking over by OAO Kuzbassenergo OAO of Kuzbassenergo Holding (the face value of shares of which is 0.01 RUB).

COAL

Coal is the first fossil fuel that man began to use. This is a true underground treasure which till now helps people to light and heat their dwellings. Coal helped man to make the industrial revolution, allowing him to use new production technologies. Untill 60-ies of the last century coal was the main raw material for power generation and though today it gave way to other energy sources, it still remains in demand. For us coal it is not simply fuel, it is also the main wealth of our corner of the world, that is why we use our best efforts to make coal mining in Kuzbass prosper.



01

MACROECONOMIC AND BRANCH CONDITIONS



1. Macroeconomic and branch conditions

1.1. Company status in the country, region, industry

In 2007 gross domestic product grew by 7.8 %, that is by 0.9 percent point more than in 2007. The growth of investments continues to exert positive effect on GDP increase. According to the government, in January - November, 2007 the increase of investments into capital asset was 20 %. Production of machines and equipment increased by 20 %, production of transport facilities — by 15 %. During 11 months of the current year commissioning of new housing increased almost by 30 % as compared to the same period of the previous year. Real income of population increased by more than 10 %. The share of population with incomes below the subsistence level decreased to 12–13 %, while in 2006 it was about 15 %.

In 2007 basic trends of social and economic development of Kemerovo region remained, industrial output growth continued, incomes and consumption by the population of products and services increased, investment activity in the economy was on the rise, financial stability held true. The social sphere has been developing: for the first time Kuzbass commissioned more than 1 million square metres of housing.

Volumes of investments into basic branches of Kuzbass industry increase from year to year. In 2007 the volume of investments into the industry of the region was more than 107 bln RUB, that is by 16 bln RUB more than in 2006. The share of investments in the volume of gross regional product in Kuzbass is 27 %, while on the average across Russia this parameter was 17 %. Most investments (46 %) are directed to the mining sphere. The share of investments into electric power industry is 6.1 %.

The standard of living of the population in Altai territory also improves. As it was noted in the report on social and economic situation in the region published on the official site of local authorities of the territory, in January - November, 2007 real money income of the population increased by 14.1 % as compared to the same period of 2006. Average per capita money incomes in 2007 amounted to 8,791 RUB, or 79 % of the average incomes in the Siberian Federal Region (the ninth place). The rate of growth of real money incomes is 107.3 %, which is lower, than on the average across the Russia and Siberian Federal Region (112.1 %).

The main purpose of social and economic development of the regions of the Siberian Federal District is continuous improvement of quality of life of the population.

OAO Kuzbassenergo is a company registered in the Russian Federation, and carrying out its activity in the territory of Kemerovo region and Altai territory, therefore both general changes in the country, and development of the regions of the Company presence render material effect on its activity.

Providing Kemerovo region and Altai territory with power, OAO Kuzbassenergo ensures sustainable functioning and development of its economy and social sphere.

Power market in the region

Four territorial generating companies operate today in the territory of Siberia: Territorial Generarting Company TGC-11 created on the basis of Omsk and Tomsk generation facilities; TGC-13 created on the basis of Krasnoyarsk and Khakass generation facilities; TGC-14 which supplies thermal energy to customers in the territory of Chita region and Republic of Buryatiya; and territorial generating company OAO Kuzbassenergo.

Generation of Electrical Power by the OЭC Unified Power System of Siberia in 2007


OAO Kuzbassenergo (TGC-12) (13.4%)
Altai-Coke (0.5%)
Biyskenergo (0.9%)
West-Siberian CHPS (1.9%)
South-Kuzbass SDPS (0.8%)
WGC-3 (2.9%)
WGC-4 (4.3%)
Krasnoyarsk SDPS – WGC-6 (3 %)
GydroWGC(13.7%)
Krasnoyarsk HPP (9.7 %)
TGC-11 (4.2 %)
TGC-13 (6.8 %)
TGC-14 (1.3 %)
Irkutskenergo (31.5 %)
Novosibirskenergo (6.3 %)

Kemerovo region is one of the most developed regions of the Western Siberia of the Russian Federation. Expert RA rating agency annually evaluates the rating of investment attraction of regions. Throughout the last five years Kemerovo region has been assigned the rating 2B, characterised as a zone of moderate risk with good development potential.

OAO Kuzbassenergo plays a considerable role in the social and economic development of regions of its presence, being the largest producer of both electric and thermal energy in Kuzbass and Altai territory. Our supplies are one of basic power resources for the plants [illegible]ulation of the regions.

[illegible] of the Company for [illegible]lows our customers [illegible]veries of energy [illegible], and all inter[illegible] sustainable devel[illegible]liance with admissible [illegible]ndards.

[illegible]zbassenergo is one of the larg[illegible]ompanies of Kuzbass, Altai terri[illegible]y and Siberia. Within the total balance of electricity production by the electric power system of Siberia in 2007 the Company share was 13.4 %. The share of the Company generation in the balance of generation of electric energy by heat power plants of the Siberian region exceeds 25 percent.

Total installed electrical capacity of power stations of the Company is 4,392 MW. Total heat capacity of the electric power system is 8,842 Gcal/h.

Installed capacity of TGCs as of the beginning of 2008, thou. MW

12


10.6
TGC-3
6.8
TGC-7
5.8
TGC-1
4.4
TGC-12
3.7
TGC - 6
3.6
TGC - 8
3.3
TGC - 4

The main market on which major part of Company products are sold is the New Wholesale Power Market established by the order of the Governmental of the Russian Federation dated 01.09.2006 "On Improvement of Functioning of the Wholesale Market of Electric Energy (Power)". Rather small share of produced electric power is sold on the retail market (0.5 %).

At this stage the bulk of electric energy (85 %) and all power are sold in the regulated sector of the market at prices established by state tariff regulating authorities. However the Government of the Russian Federation by its Decree No.205 of 07.04.2007 amended by the Decrees of the Government of the Russian Federation No.643 of 24.10.2003 "Regulations on the Wholesale Market of Electric Energy (Power) in the Transition Period" and No.529 of 31.08.2006 "On Improvement of Functioning of the Wholesale Market of Electric Energy (Power)" providing for stage-by-stage increase of the share of electric power sold in the wholesale market at market prices.

In the process of further liberalisation of the wholesale market of electric energy and power, the shares of electric energy and power supplied to the wholesale market at regulated prices (tariffs), will be decreased. According to the approved Decree No. 205, the share of the free market of electric power will be revised twice a year — on January, 1st and on July, 1st The transition to completely competitive wholesale market is scheduled for January 1st, 2011. However the supplies of electric power for the population, irrespective of the level of liberalisation of the wholesale market, upto this time will be effected at regulated prices. The increasing share of liberalisation of the market will allow to implement new efficient market mechanisms.

The concept of the market of derivative instruments in the electric power industry is under consideration.

In 2008 it is planed to establish a market of power with the purpose to abandon state regulation of prices for this specific product of electric power industry. Power sales at non-regulated prices will allow to gain additional incomes since the Company incorporates large competitive state district power stations.

Accomplishment of such tasks is possible only on the basis of consolidation of all interested parties — state governing bodies, local authorities, personnel, shareholders and investors of the Company, our business partners and customers, civil associations and the society as a whole.

Competitive advantages

One of major advantages is a favourable location of generating facilities near coal producers. It provides possibility of selection of coal suppliers by the price-quality criteria, timeliness of replenishment of fuel stock and reduction of transportation costs. Unlike neighbouring producers of electric power, Kuzbass power generation facilities have more condensing capacities and, depending on market condition, may smoothly regulate the load.

Today the cost price of electric power produced at our large state district power stations and Combined Heat & Power Station is lower than at a number of thermal power stations of Siberia and European part of the country.

As a whole it is possible to emphasize the following competitive edges:

• Availability of capacities producing electric power according to the heating cycle which are loaded in the first turn at formation of the scheduled production balance in the regulated sector.
• Availability of generating capacities with competitive technical and economic parameters, low prime cost of production, which allow to load power stations in the regulated sector.
• Independence of large state district power stations of heat market at competitive production cost that makes it possible to load generating facilities during the summer period.
• Geographical location of thermal power stations of Kuzbass in the middle of Siberia and proximity to deposits of steam coals; availability of a developed electrical network infrastructure of a high voltage class allowing to transmit produced electric power with relatively low losses at its transfer both to the west and to the east.
• Electric power generated at thermal power stations of Kuzbass is competitive as compared to electric power produced by most thermal power stations of the Unified Power System of Siberia due to proximity to places of extraction of fuel and cost effective production.
• Possibility of provision to the customer of a complex "service package" including heat and electric power supply.
• Availability of highly qualified personnel possessing operational experience on the electric power market.
• Investment attraction of the company.

1.2. Legislative Environment

OAO Kuzbassenergo carries out its activity in compliance with the legislation of the Russian Federation, decrees of the President of the Russian Federation, Orders of the Government of the Russian Federation, by-laws of ministries, federal services and agencies, Charter of OAO Kuzbassenergo and local regulations.

Activity of OAO Kuzbassenergo is controlled by state authorities: Ministry of Industry and Energy of the Russian Federation (Federal Agency for Power Industry), Ministry of Finance of the Russian Federation (Federal Tax Service), Federal Antimonopoly Service, Federal Tariff Service, Federal Service for Ecological, Technological and Nuclear Supervision, Federal Service on Financial Markets of Russia and others.

OAO Kuzbassenergo management carries out active consultations with public authorities and municipalities concerning reforming of the power company. On the other hand, representatives of the executive power of Kemerovo region attach great importance to the state of affairs in power industry.

1.3. Risk Management

Power industry is a branch with high technological risks conditioned by specificity of production and transfer of the product to consumers. Despite good parameters of sustainable operation of OAO Kuzbassenergo it is impossible to exclude the possibility of equipment failures. Therefore the task of reliable and uninterrupted maintenance of effective demand and efforts aimed to decrease the risks associated with production activities are those of high priority in the activity of the Company.


12
10
8
6
4
3.3
TGC-9
2.9
TGC-10
2.5
TGC-5
2.5
TGC-13
2.4
TGC-2
2.1
TGC-11
0.6
TGC-14

Tariffs for installed capacity of power stations of the Unified Power System of Siberia in 2008

Altai-coke	TGC-11 (Tomsk)	Nsk.energo	Kr. SDPS-2	Gus. SDPS	Ber. SDPS
162,211.4	160,206.4	136,820.3	116,681.0	112,991.2	105,837.3

Building an integrated and efficient risk management system is one of key factors of commercial success of a company. It is especially important for Russian market of electric power the re-structuring of which brings about to its considerable change and emersion of new risks for its participants. In November, 2003 the transition-period market <5–15 %> started to function. The market constantly evolves, the composition of its participants has not take final shape yet, the volume of electric power sold in the competitive segment constantly increases. Plans of further development of the electric power market stipulate gradual transition to the full-fledged competitive wholesale market of electric power.

OAO Kuzbassenergo considers the risk management system to be one of major elements of corporate governance and internal control. Within the framework of the risk management policy the Company reveals, evaluates, monitors and anticipates threats and possibilities of occurrence of negative phenomena for its activity. The Company carries out conservative policy in the field of risk management, using both its own methods, and recommendations of leading consulting companies at management of all kinds of risks. Basic risk management methods applied in the Company are: renunciation of risky investments, abandonment of unreliable counterparts, insurance of operational activity, compliance with regulatory documents.

Comprehensive approach to the solution of this problem will become one of basic features of the risk management system of OAO Kuzbassenergo.

Currently the Company is engaged in development of the risk management policy, risk management integration into decision-making processes, modification of the organizational structure of the Company according to the risk management requirements, development of skills of correct construction of risk management models, accumulation of statistical data and their subsequent processing, as well as acquisition of skills of using risk management instruments in a competitive environment. All this will undoubtedly help to assess the risks and to control them more efficiently, that will facilitate future transition to the fully competitive market.

The creation of the Audit Committee at the Board of Directors of OAO Kuzbassenergo also serves risk management purposes. The Audit Committee of the Board of Directors of OAO Kuzbassenergo (Minutes No.02/13 from 04.07.2007) was established by the resolution of the Board of Directors of the Issuer. The same resolution approved the Regulations on the Audit Committee of the Board of Directors of OAO Kuzbassenergo.

Country and Regional Risks

We are currently witnessing a positive trend of strengthening of the Russian Federation on the world scene. Favourable factors contributing to the raise of Russia's ratings include economic growth observed in Russia for the last several years, entailed improvement of most key economic indices, including budget proficiency, as well as growth of gold and of foreign currency reserves of Russia and decrease of external short-term liabilities.

On the other hand, the economy of Russia is not completely protected from market recessions and slowing down of economic development in other countries of the world. This dependence will augment every year as the extent of integration of the Russian economy into the world one increases.

Besides, since Russia produces and exports great volumes of natural gas and oil, the Russian economy is especially vulnerable to changes of world prices for hydrocarbon energy carriers, and falling of the price of natural gas and oil can retard or shake the development of the Russian economy. This factor may reduce probable incomes of the Company due to negative effect on buying power of consumers of the Company products.

Most these risks are beyond control of OAO Kuzbassenergo because of their macroeconomic character. In case of destabilization of the situation in Russia or immediately in the regions of operation of the Company, the Company shall take crisis management measures to minimize the negative effect of such situations.

The Company does not predict in the short-term period any material negative macroeconomic changes capable to worsen the position of Russia on the world scene.

Basic regional risks do not have direct effect on operational activity of the Company as electric power is sold directly on the wholesale market of electric energy (power). However they render indirect effect on production of electric energy (power). Regional risks are connected with economic, political and social status of particular administrative or geographical regions.

In case of the Company this risk is diversified as generating facilities belonging to the Company are located in different regions: Kemerovo region and Altai territory. These regions essentially differ in terms of their social and economic development, have different industrial orientation, mentality of management .

To minimize the effect of these risks the Company closely interacts with local authorities, large industrial consumers, estimates the electric power retail market conditions of these regions.

The risk of local military conflicts and introduction of the state of emergency also may be referred to this kind of risks. However the Company considers the probability of these risks as minimum since there is no any material social or interethnic tension in the regions of the Company presence.

Risks connected with geographical particularities of the region, including an increased probability of natural disasters, breaking of transport communication due to remoteness and/or inaccessibility do not render any material effect because the Company carries out its activity in regions with developed infrastructure, temperate climate and is little subject to such risks.

Branch risks

These risks are immediately connected with the Company operation on the New Wholesale Power Market influenced by a lot of factors: electric power system mode of operation, condition of generating equipment of the power station owned by the Company, etc.

It is possible to note the following basic branch risks:

• Risks associated with change of market prices on the "day-ahead" market;


TGC-11 (Omsk)
104,918.6
TGC-12 (Kemerovo)
101,824.5
West-Siberian CHPS
96,908.1
TGC-13
96,111.4
TGC-12 (Altai)
83,447.4
South-Kuzbass SDPS
76,722.4
Sayano-Shushenskaya HPP
60,212.8

• Risks associated with competition on the part of hydraulic generation companies, wholesale generation companies, territorial generation companies and other types of generation companies;
• Risks related to entrance of new companies producing electric energy to the market;
• Risks connected with decrease in consumption expansion;
• Risks associated with leading growth rates of prices for coal, metal products, chemicals relative to tariffs growth rate.
All the risks mentioned above and the fact, that due to a large share of hydro-electric power stations in generation of electrical energy in high-water years the price may significantly go down, may lead to a situation when a lot of power plants of the Issuer become noncompetitive in this market. Bearing in mind that according to the wholesale market reformation plan, conceived is a decrease of amounts of electrical energy to be bought at regulated prices, every year evaluation of this type of risks will assume a greater importance and will require the following:
• training of highly qualified personnel capable to properly evaluate the risks;
• enhancement of operating efficiency of the Issuer in the "day-ahead" market;
• use of flexible methods in formation of electrical energy supply price quotations taking into account market trends and operating conditions;
• attainment of additional profit in the system services market;
• increase of level of free long-term contracts with large consumers up to 70 %.

Risks associated with ageing and gradual retirement of basic power generating assets, change of electrical power output due to thermal load variation or hydroelectric power stations idle discharge hazard.

To reduce the risks related to both gradual physical and moral depreciation of power generating assets, required are significant capital investments, which are feasible only in case of attraction of investors. Therefore the Company has developed an investment program, which allows to replace the equipment, whose operating life has been expired, at the expense of depreciation allowances and to attract investments, including those intended to commission new high-performance generating facilities. This will allow to provide the south of Kemerovo region with electrical and thermal power; besides, it will expand the trade area of local coal producers.

In its activity OAO Kuzbassenergo considers both country and regional risks. The management structure of the Company is intended to provide prompt response to occurrence of negative and emergency conditions. The Company's actions in such situations are aimed at the loss minimization and reduction of the adverse effect on the results of its business.

To reduce the regional risks the Company maintains insurance policies against emergencies. The Board of Directors of the Company (Minutes No.24/12 from 31.05.2007) approved the Regulations on Maintaining the Company Insurance Coverage for the Period till January 1st, 2010.

Financial risks

While fulfilling the investment program, OAO Kuzbassenergo plans to attract various borrowed funds and repay the resulting obligations in due time. Therefore the Company is exposed to the risk related to changes in interest rates under interest-bearing liabilities.

However the monetary policy pursued currently in the Russian Federation is aimed at the interest rate reduction, therefore the Company considers negative effect of this factor on its business as unlikely.

Legal risks

As any other economic agent, OAO Kuzbassenergo is involved in tax relations. At present in Russia the Tax Code and a number of laws are in force, regulating various taxes imposed by the federal and regional authorities. The applicable taxes include, in particular, value added tax, profit tax, property tax, unified social tax and other fiscal charges. In many cases the respective regulatory enactments contain obscure wording. Besides, various government services and their representatives often disagree about legal interpretation of some issues, which gives rise to vagueness and certain contradictions.

Preparation of reports and submission of accounting are supervised and controlled by various authorities that have a lawfully vested right to impose substantial fines, sanctions and surcharges.

Changes of the Company's core business licensing requirements may cause increase of terms of preparation of documents required to extend the license period and lead to the necessity of the Company's compliance with the prescribed requirements.

The Company studies thoroughly the changes in judicial practice related to its business (including licensing issues) with the view to promptly addressing these changes in its activity. Judicial practice is analyzed both at the level of the Supreme Court of the Russian Federation, the Supreme Arbitration Court of the Russian Federation and at the level of district federal arbitration courts. Besides, the Company analyzes legal views of the Constitutional Court of the Russian Federation on specific law enforcement issues. Changes in judicial practice may result in adjudgements to the disfavor of OAO Kuzbassenergo, which may adversely affect the results of its activity. There are risks of formation of judicial practice dedicated to issues related to economic results of restructuring of the AO – Energos, which are not in favor of regional generation companies.

Environmental risks

Decrease of negative impact on environment during production process, along with improvement of its reliability and cost efficiency, is one main tasks of OAO Kuzbassenergo, and, according to the approved environmental policy, Company operation is based on principles of industrial and ecological safety.

Implementation of provisions of the environmental policy in the process of industrial and economic activities is related to some ecological and technogenic risks:

• Growth of requirement for electric power, increase of solid fuel share in the fuel balance, increase of share of coal with heightened sulphur and ash content can lead to deterioration of the ecological situation in the region, accelerated wear gas-cleaning equipment, reduction of expected lives of ash dumps, increased payments, including above standard ones.
• Poor condition of equipment and commissioning of new capacities may entail the risk of failure to meet fixed standards of environmental impact, and in particular, result in pollution of atmospheric air above maximum concentration limit, growth of emission of gases causing greenhouse effect, pollution of water bodies and soil cover.
• Toughening of ecological standards and growth of requirements of stakeholders aimed at minimisation and prevention of negative effect on environment may lead to considerable growth of capital investments into implementation of ecological and technological provisions to meet the fixed standards of environmental impact.
• Change of environmental legislation may result in operation beyond the legal framework.
• Climatic changes may entail technological failures associated with damages to ash dump barrages, water intakes, water treatment facilities as a result of flooding and high waters.

To minimize the above risks it is necessary:

- to implement in the company a practice of insurance of environmental risks,
- to implement the best existing technologies and improve production processes,
- to improve the ecological management system;
- to establish dialogues with stakeholders on all ecological aspects of Company activity,
- to improve informational openness.

FIRE

From time immemorial fire was near man. People worshipped fire, idolised it and praised it in legends and myths. Fire not only gave man a chance to survive, warming him in cold days and lighting him the way at dark nights; fire became one of those driving powers that allowed the man to become today whom he is. Today the times of worship of fire have gone, but people still give it due because this is fire that helps them to light and warm till now their dwellings. Using our knowledge, we made fire serve people taking maximum advantage of its natural properties.




02
POWER GENERATION

2. Power generation

2.1. Production capacities

Production capacities of OAO Kuzbassenergo are based on 9 power stations equipped with 57 turbines, 94 boiler units, 2 power-generating boilers and 16 hot-water boilers, including 7 boilers at boiler houses. Two stations of the Company (Belovskaya and Tom-Usinskaya stations) are state district power stations primary goal of which is electric power generation by condensing turbines, all other power stations are combined heat-and-power stations intended for combined production of two kinds of energy — electric and heat energy — using the same equipment (cogeneration turbines). At Belovskaya State District Power Station and Tom-Usinskaya State District Power Station installed is equipment operating based on modular scheme; total number of modules is 15. Other stations are with cross-links.

OAO Kuzbassenergo incorporates two boiler houses: Zaiskitimskaya Boiler House (ZVK) and District Boiler House (RVK). Zaiskitimskaya Boiler House is a part of Heat Networks Directorate of the city of Kemerovo, and District Boiler House is a part of Barnaul Central Heating Station. Zaiskitimskaya Boiler House is equipped with two hot-water boilers with a capacity of 100 Gcal/h each. District Boiler House is equipped with five hot-water boilers with a capacity of 100 Gcal/h each.

Generating capacities as of 31.12.07

Power stations	Installed electrical capacity, MW	Installed heat capacity, Gcal/hour	Commissioning date			
			Boiler units		Turbine units	
			the first	the last	the first	the last
OAO Kuzbassenergo, total	**4 392.2**	**8 842**				
Tom-Usinskaya State District Power Station	1,272	278	1958	1965	1958	1995
Belovskaya State District Power Station	1,200	272	1964	1968	1964 (replaced)	1996
Kemerovskaya State District Power Station	485	1,540	1934	2005	1934 (written off)	2001
Kemerovskaya Combined Heat & Power Station	85	784	1939	1971	1939 (written off)	2004
Novo-Kemerovskaya Combined Heat & Power Station	465	1,289	1963	1999	1963 (replaced)	1995
Kuznetskaya Combined Heat & Power Station	96	976	1945	1969	1945 (written off)	2006
Zaiskitimskaya Boiler House		200	1980	1980		
Barnaulskaya Combined Heat & Power Station-1	20.2	170	1936	1946	1944	1997
Barnaulskaya Combined Heat & Power Station-2	339	1,371	1955	1971	1955	1969
Barnaulskaya Combined Heat & Power Station-3	430	1,462	1981	1986	1982	1986
District Boiler House (Barnaul Central Heating Station)		500	1969	1975		

2.2. Production of electric energy

In 2007 power stations of the Company produced 23,232 million kWh of electric power, that is by 1.46 % exceeds previous year level in comparable conditions.

Production of electric energy by OAO Kuzbassenergo stations

Power station	Electricity production, million kWh		
	2005	2006	2007
Tom-Usinskaya State District Power Station	7,920	8,329	8,113
Belovskaya State District Power Station	7,062	6,739	6,958
South Kuzbass State District Power Station	1,926	996	2,416
Kemerovskaya State District Power Station	2,371	2,414	137
West-Siberian Combined Heat & Power Station	3,223	1,773	1,797
Kemerovskaya Combined Heat & Power Station	139	142	609
Novo-Kemerovskaya Combined Heat & Power Station	1,831	1,688	**20,030**
Kuznetskaya Combined Heat & Power Station	640	570	27
Kuzbass, total	**25,112**	**22,651**	1,227
Barnaulskaya Combined Heat & Power Station-1	-	-	1,949
Barnaulskaya Combined Heat & Power Station-2	-	-	**3,202**
Barnaulskaya Combined Heat & Power Station-3	-	-	**23,232**
Barnaul branch, total	-	-	-
OAO Kuzbassenergo, TOTAL	**25,112**	**22,651**	-

Electric balance of OAO Kuzbassenergo in 2007,
million kW-h

Purchasing for own needs
21

Electricity production
23 232

Supply via electric busses
20 677

Consumption for own needs
2 555

Station losses and consumption for economic needs
245

The mode of operation of power stations of OAO Kuzbassenergo in 2007 was determined by:

- schedules of electric power supply by power stations under concluded Regulated Bilateral Contracts (RBC);
- regime of the Unified Power System of Siberia taking into account availability of water resources and system restrictions imposed by the carrying capacity of power transmission lines of the Unified National Power Network;
- price strategy of behaviour on Transition Period Wholesale Electric Power Market;
- mode of operation according to the heat schedule (CHPS).

In 2007 the Company sold on wholesale and retail markets of electric power 23,340 million kWh, among them 23,327 million kWh on the wholesale market, and 13 million kWh on the retail market.

In all in 2007 OAO Kuzbassenergo supplied to the Wholesale Electric Power Market 23,327 million kWh of electric power. Under Regulated Bilateral Contracts (RBC) 20,834 million kWh of electric power were sold for 11,387 million RUB.

On competitive markets ("day-ahead" market and balancing market) 2,493 million kWh of electric power were sold for 906 million RUB.

The increase of useful supply of electric power to the Wholesale Electric Power Market in 2007 by 1.02 % as compared to 2006 was mainly conditioned by increase of volume of sales in the day-ahead market due to loading by the System Operator according to the regime of the Unified Power System of Siberia (low afflux at HPPs of Siberia in the 2nd half-year of 2007).

Electricity production,
million kW-h

25 000
15 000
5 000
0

2005	2006	2007
25,112	22,651	23,232



Electric power purchasing
2 887
Retail market
13
Supply to the network
20 453
Useful supply
23 340
Regulated Bilateral Contracts
20 834
"Day-ahead" market and balancing market
2 493

2.3. Heat power generation

OAO Kuzbassenergo is one of the largest power companies operating in the heat market of Siberia. OAO Kuzbassenergo share in supply of thermal energy to customers is about 25 % of total heat supply by power companies of the Unified Power System of Siberia.

OAO Kuzbassenergo is the largest producer of thermal energy in Kemerovo region and Altai territory. Main local markets are those of the cities where heat supply sources are located:

- in Kemerovo region - in the cities of Kemerovo, Novokuznetsk, Belovo, Myski;
- in Altai territory - in the city of Barnaul.

In Kuzbass OAO Kuzbassenergo share in heat power consumption centres exceeds 55 %.

In the heat market of the city of Barnaul consumers are supplied with heat for 90% by OAO Kuzbassenergo divisions: Combined Heat & Power Station-1, Combined Heat & Power Station-2, Combined Heat & Power Station-3, and District Boiler House.

In 2007 OAO Kuzbassenergo stations produced 14,630 thou. Gcal of thermal energy.

Production of heat energy by OAO Kuzbassenergo stations

thou. Gcal

Kuzbass	2005	2006	2007
Kemerovskaya State District Power Station	3,262	3,203	3,020
Novo-Kemerovskaya Combined Heat & Power Station	3,129	2,973	2,710
Zaiskitimskaya Boiler House	98	112	120
Kemerovskaya Combined Heat & Power Station	663	652	594
Kuznetskaya Combined Heat & Power Station	2,583	2,554	2,346
West-Siberian Combined Heat & Power Station	2,824	1,746	0
Tom-Usinskaya State District Power Station	323	310	292
Belovskaya State District Power Station	250	280	269
South Kuzbass State District Power Station	777	477	0
TOTAL	13,910	12,306	9,350
Barnaul branch			
Barnaulskaya Combined Heat & Power Station-1			201
Barnaulskaya Combined Heat & Power Station-2			2,244
Barnaulskaya Combined Heat & Power Station-3			2,683
Barnaulskaya Combined Heat & Power Station			152
TOTAL			5,280
OAO Kuzbassenergo	**13,910**	**12,306**	**14,630**

In 2005 and the 1st half-year of 2006 heat energy was produced by 9 stations of OAO Kuzbassenergo, including West-Siberian Combined Heat & Power Station and South Kuzbass State District Power Station. As a result of reforming both stations split off to become independent companies, therefore in the 2nd half-year of 2007 thermal power was produced by the remaining 7 stations.

Since 01.01.2007 OAO Kuzbassenergo incorporates 3 stations of the city of Barnaul of Altai territory.

For the last three years all stations, except for Zaiskitimskaya Boiler House, have been slightly reducing production of heat energy. Increase of production at Zaiskitimskaya Boiler House is due to redistribution of capacities between Novo-Kemerovskaya Combined Heat & Power Station and Kemerovskaya State District Power Station supplying heat energy to the common heating system of the left-bank part of the city of Kemerovo.

The decrease of production of heat energy in 2007 is explained by warm weather conditions. Monthly average air temperature in January and February, 2007 exceeded typical temperature for this season.

Besides, a number of industrial consumers receiving heat energy directly from collectors of OAO Kuzbassenergo stations partially shifted to own heat supply sources and reduced consumption volume.

In 2007 the Company sold to customers 14,087 thou. Gcal. 71.5 % (10,073 thou. Gcal) of total amount of useful supply of heat energy by OAO Kuzbassenergo were sold in the local markets of Kemerovo region. 28.5 % or 4,014 thou. Gcal were sold to consumers of the city of Barnaul.

Heat energy is sold to customers in the form of hot water and steam. Municipal customers are main consumers of heat energy in the form of hot water, while large industrial enterprises are main consumers of heat energy in the form of steam.

Dynamics of useful supply
thou. Gcal

14 000
13 000
12 000
11 000

2005	2006	2007
13,007	*12,130*	*14,087*



(14 %) Industrial consumers

(4 %) Housing organisations

(17 %) Other consumers

(9 %) Budget-dependent customers

(7 %) Other customers

(49 %) Heat supply companies

GAS

Natural gas is a gas mixture formed in the bowels of the earth as a result of centuries-old disintegration of organic matter. This colourless and odourless "blue fuel" composed mainly of methane, has long ago become habitual in dwellings of many people. Every time switching on a gas-stove burner, a man hardly thinks how much he depends on gas. Gas is not only a hot dinner, it is electric light, warm central heaters in winter and possibility to obtain every minute various information. Along with coal we also use natural gas to produce electric and heat energy.



03 ENGINEERING SUPPORT OF PRODUCTION

3.2. Repair activity

Repair activity is a major component of the electric and heat power production process ensuring reliability and efficiency of operation, as well as increase of the expected life of power station equipment.

In 2007 the Company actually expended for full maintenance and repair of basic production assets 1,684,870 thou. RUB.

In particular, by method of fulfilment of repairs:

- using own forces and means: 590,751 thou. RUB (35 %);
- by contract method: 1,094,119 thou. RUB (65 %).

Expenses by kinds of repair:

- for capital and medium repairs 513,654 thou. RUB (30 %);
- for current repair 1,171,216 thou. RUB (70 %).

Expenses by groups:

- equipment 1,504,134 thou. RUB (89 %);
- buildings and structures 180,736 thou. RUB (11 %).

(11 %) Thermal networks

(88 %) Power station

(1 %) Other



Structure of the repair program volume in 2007

According to the approved program of repairs of Business Unit-2 of RAO UES of Russia for 2007 and in compliance with schedules of capital, medium and current repairs, power companies of OAO Kuzbassenergo in 2007 performed 149 repairs of capital equipment, including:

Capital and medium repair of:

- 15 boiler units with total steam production capacity of 5,200 tn/h;
- 14 turbine units with total capacity of 1,271 MW;
- 11 generators with total capacity of 787 MW;
- 4 transformers with total capacity of 513 MVA.

Current repair of:

- 62 boiler units with total steam production capacity of 18,985 tn/h;
- 43 turbine units with total capacity of 3,295 MW.

Under the repair and re-laying program 17.095 km (108.4 % of the year plan) of heat networks were actually replaced.

The most significant works carried out during the repair period of 2007, were:

1) replacement of 698 tn of heating surfaces of 20 boiler units;
2) replacement of vanes of the controlling stage of turbine unit , station No.6 at Tom-Usinskaya State District Power Station;
3) replacement of vanes of the 31st stage of turbine unit, station No.2 at Belovskaya State District Power Station;
4) replacement of pipes of the main steam line of boiler, station No.15, at Kemerovskaya Combined Heat & Power Station;
5) replacement of shroud rings of generator No.6 at Barnaulskaya Combined Heat & Power Station-2;
6) replacement of armour of grinders No.9B and 11A at Tom-Usinskaya State District Power Station.

Expenses for repair of basic production assets in 2005-2007 in comparable prices (as of 01.01.08), thou. RUB


1 800 000
1 600 000
1 400 000
1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
1 358 803
1 375 043
1 684 870
2005*
2006*
2007**

OAO Kuzbassenergo expenses for repair of basic production assets are specified:
**for 2005-2006: disregarding electrical networks, West-Siberian Combined Heat & Power Station and South Kuzbass State District Power Station;*
***for 2007: taking into account Barnaul branch.*

3.3. Procurement

The structure of the logistics system of OAO Kuzbassenergo is built according to the corporate procurement standards system and is aimed at providing purposeful and efficient application of Company funds, as well as ensuring economically reasonable costs (market prices for products) and preventing possible abuses by personnel in charge of procurement.

Substantive provisions of OAO Kuzbassenergo policy in the field of procurement are set forth in the "Regulations on procedure of regulated purchases of products, works, services for needs of OAO Kuzbassenergo" approved by the resolution of the Board of Directors of the Company (minutes No. 17/10 of 03.06.05 as amended on 08.11.05). These Regulations determine procedure of purchase the expense of Company funds of any products, works, services (hereinafter referred to as products) with a cost exceeding 200,000 roubles without VAT.

Strategic planning of activity of OAO Kuzbassenergo in the field of purchases is entrusted to the permanent Central Procurement Agency in charge of general management of organisation and conducting of purchases, as well as control of compliance with statutory rules and procedures of carrying out competitive and regulated out-of-competition purchases of products. Central Procurement Agency activity is aimed at maintaining transparency and maximum economic efficiency of purchases. Personal composition of the Central Procurement Agency (8 persons) has been determined by the Board of Directors of OAO Kuzbassenergo.

According to the resolution of the Board of Directors of the Company regarding obligatory disclosure of information at conducting open competitive and regulated out-of-competition procedures, the information shall be provided on electronic platform B2B-energo (www. b2b-energo.ru), on OAO Kuzbassenergo website (www.kuzbassenergo.ru) and Kuzbass newspaper.

Procurement regulation:

• is based upon reasonable use of special methods for purposeful intensification of the effect of market laws in each case of purchase;

• is carried out through application of compulsory procedures to be followed by purchasing employees at each purchase the cost of which exceeds certain limit. These procedures stipulate:
— careful planning of product requirements;
— market researches;
— actions aimed at achieving whenever possible reasonable level of a competition between potential suppliers there and when it is not possible — enhanced internal control;
— fair and reasonable selection of the most preferable offers with comprehensive analysis of benefits and costs (product price and quality first of all);
— control of contract performance and use of purchased products;

• is based on systems approach which means availability for the Company:
— of regulating environment;
— of established organizational structure of procurement management and control;
— of qualified personnel entrusted with procurement;
— of streamlined procurement infrastructure.

• is carried with observance of corporate integrity of rules of procurement;

• is based on authorities and responsibility of personnel in charge of procurement.

Current procurement control by OAO Kuzbassenergo is carried out by a regular structural division — procurement group which bears responsibility for purchases based on competitive procedures. The system has a multilevel structure differentiated by the degree of complexity and cost of purchases.

The control of implementation of the Annual Comprehensive Procurement Program is carried out in the form of quarterly reports of the General Director of the Company to the Board of Directors.

The Annual Comprehensive Procurement Program for 2007 approved by the resolution of the Board of Directors of OAO Kuzbassenergo (Minutes No.07/13 of 28.08.07), stipulated 1,092 purchases in 2007 for a total amount of 45,331,442 thou. roubles, including purchases within the framework of implementation of the five years' investment program of OAO Kuzbassenergo:

• Rehabilitation of turbine unit, station No.3, at Kuznetskaya Combined Heat & Power Station;
• Open tender on a turn-key basis for selecting EPC/EPCM contractor for installation and commissioning of powdered-coal unit with a capacity of 330–660 MW at Tom-Usinskaya State District Power Station;
• Package of works on construction of turbine unit, station No.5, at Novo-Kemerovskaya Combined Heat & Power Station;
• Open tender on a turn-key basis for selecting EPC/EPCM contractor for installation and commissioning of powdered-coal unit with a capacity of 200 MW at Belovskaya State District Power Station;
• Open tender on a turn-key basis for selecting EPC/EPCM contractor for installation and commissioning of powdered-coal unit with a capacity of 110 MW at Kemerovskaya State District Power Station.

The Company actually made 1,278 regulated purchases for a total amount of 1,840,696 thou. RUB.

According to the resolutions of the Board of Directors of the Company, as well as RAO UES of Russia orders (No.232r of 14.09.06 "On preparation of Annual Production Programs and Annual Comprehensive Procurement Programs"), the volume of the scheduled regulated purchases should make 100 % for capital construction facilities, 60 % for operation, and at least 80 % of the consumption volume for all other kinds of purchases.

The repair fund for 2007 was 1,684,870 thou. roubles. Regulated procedures were carried out for an amount of 1,343,234 thou. Roubles, i.e. 79.7 % of the total amount.

The modernisation fund for 2007 was 1,133,676 thou. roubles. Regulated procedures were carried out for an amount of 2,488,412 thou. roubles, i.e. 219.5 % of the total amount.

The capital construction fund for 2007 was 1,453,840 thou. roubles. Regulated procedures were carried out for an amount of 1,260,452 thou. roubles, i.e. 86.7 % of the total amount.

The operation fund for 2007 was 2,377,530 thou. roubles. Regulated procedures were carried out for an amount of 1,882,888 thou. roubles, i.e. 79.2 % of the total amount.

Total amount of purchases on regulated basis (actual, disregarding fuel purchases) in 2007 was 6,975,563 thou. roubles.

Total amount of purchases made by an open method (including open tender, open request for proposals, open request for quotation, etc.) was 5,029,147 thou. roubles (72.1 % of the total amount of purchases), of them open tender for the amount of 4,387,400 thou. RUB (62.9 % of the total amount of purchases).

Total amount of purchases made by a closed method (closed tender, closed request for proposals, closed request for quotation), was 0.2 % of the total amount of purchases.

Annual Comprehensive Procurement Program approved by the Board of Directors stipulated in 2007 568 purchase transactions on Electronic Trading Platform (ETP) b2b-energo, that is 59.7 % of the total number of purchases (disregarding purchases "from the unique source" and non-regulated procedures).

Actually on ETP b2b-energo 552 trading sessions were carried out, i.e. 58.1 % of the total number of purchases. According to the results of 284 procedures declared on ETP b2b-energo agreements with the winning bidder were concluded. The number of purchases "from the unique source" (based on results of uncompleted purchases on ETP b2b-energo) was 61. The remaining uncompleted purchases were executed repeatedly in a "paper" version (with official publication of the notice on www.kuzbassenergo.ru site) or repeatedly carried out on ETP b2b-energo. In Workstation "Purchases" such repeated procedures were not recognized as purchases on ETP b2b-energo.

No advisors on matters of conducting of competitive and regulated out-of-competition purchases on contractual basis were involved.

To provide Company workers with overalls resistant to electric arc, purchases were made from the authorised dealer of ZAO FPG Energocontract in Kemerovo region, OAO Trade House Kuznetskiy Alliance.

Company personnel carrying out regulated purchases improves its professional skills according to the requirements specified in the standard С-ЕЭС ЗД5-2005 "System of Standards on Organisation of Procurement. Personnel Training."

To ensure the rights and legitimate interests of shareholders and investors of the Company, details of the Company procurement activity are available on the Company website (www.kuzbassenergo.ru). The information is updated in a timely manner.

3.4. New equipment and technologies

Technical policy

New equipment and technologies in 2007 were implemented in order to ensure reliability and cost efficiency of operation of active equipment by means of replacement, rehabilitation, and modernisation.

In the accounting year the following works were carried out for development and implementation of new equipment and technologies:

At Tom-Usinskaya State District Power Station, on type TP-10 coal burning boiler, station No.9, with steam production capacity of 220 tn/h fuel burning circuit was redesigned to reduce formation of nitrogen oxides. The work was performed according to the design of Energoremont Central Design Bureau. The boiler was placed in operation on 16.04.07. In the course of renovation new air ducts of tertiary air supplied in the boiler fire chamber through six nozzles were installed (three on back wall and three on the front wall, at the mark of 15.5 m at a tilt angle of 38 deg.), and boiler burner units were redesigned.

The work was performed under the re-equipment plan, total cost of work amounted to 5,976 thou. RUB. As a result of functional tests under various loads steady burning of fuel within the load range of 145–220 tn/hour was demonstrated, nitrogen oxides contents in smoke gases decreased from 620 mg/m^3 to 390 mg/m^3. Total gross atmospheric emissions of nitrogen oxide decreased by 157 tn/year.

To reduce emissions of contaminants into atmosphere, under the Tom-Usinskaya State District Power Station re-equipment plan, ring emulsifying units manufactured by KOCH were installed on fly-ash collector of PK 40 type boiler unit, station No.14A, and commissioned. The work was performed from September till December. The expenses amounted to 7,186 thou. RUB. As a result of increased efficiency of fly-ash collectors ash emissions were reduced by 143 tn/year.

To enhance reliability and reduce auxiliary power requirements, in September - December, 2007 at Tom-Usinskaya State District Power Station ball-tube grinder (type SH-50) of 200 MW power generating unit, station No.13A was modernized. Main components of the grinder were replaced. The work was performed under the re-equipment plan. Total cost of the work was 26,941 thou. RUB. Economic benefit of these measures amounted to 41,900 thou. RUB.

According to the research and development plan the Company performed scientific and technical study of alternatives of suppression of nitrogen oxides on direct flow boilers with liquid slag removal of the 2nd turn of Tom-Usinskaya State District Power Station. The cost of this work was 450 thou. RUB.

In the accounting year at Belovskaya State District Power Station under the re-equipment plan 6 kV SIEMENS vacuum switches instead of MV 6 kV switches were installed on KRU-6 switchgear/control gear. New switches increase the reliability of the power generating unit. The volume of financing was 1,015 thou. RUB, commissioning date: 22.09.2007.

At Belovskaya State District Power Station solid-insulation lead-ins were installed instead of oil-filled lead-ins. This provision allows to increase reliability of the power plant, and to improve cost efficiency of the equipment. The expenses amounted to 2,054 thou. RUB, commissioning date: 31.05.2007

To provide for reliable and trouble-free operation of the equipment and compliance with the temperature profile, network water reheater PSV-200-7-15 instead of PB-90 was installed at Belovskaya State District Power Station. The work was carried out under the re-equipment plan, the expenses amounted to 2,444 thou. RUB, commissioning date: 26.12.2007.

In the accounting year at Kemerovskaya State District Power Station Alstom Power Stavan electrostatic precipitators of boiler unit TP-87, station No.12, were modernised with replacement of control and power units. According to the results of tests the efficiency of electric precipitators is 98.5 %. The work was completed in December, 2007, it was financed under the re-equipment plan. The expenses amounted to 22,244 thou. RUB. The economic benefit is 5,466 thou. RUB.

At Novo-Kemerovskaya Combined Heat & Power Station fly-ash collector of the boiler unit, station No.13, was upgraded. The work was carried out under the re-equipment plan. The upgrading costs amounted to 28,671 thou. RUB. Due to ash collection efficiency increase by 1.5 % ash emissions into atmosphere were reduced by 150 tn/h. Payment for emissions exceeding Temporarily Agreed Amount of Emissions was reduced by 52.9 thou. RUB.

In the accounting year at Novo-Kemerovskaya Combined Heat & Power Station under the re-equipment plan replenishing unit No.2 was rebuilt with installation of a water-to-water heat exchanger (Alpha-Laval). The cost of rehabilitation was 2,296 thou. RUB.

At Kemerovskaya Combined Heat & Power Station burners were modernised and a stepped fuel burning system of the boiler unit, station No.10 (1st stage) was arranged in order to decrease nitrogen oxide emissions with exhaust gases. The combustion chamber of the boiler was upgraded, burners replaced, and provision was made for supply high-concentration dust and the organisation of tertiary blasting. According to the obtained results, after similar rehabilitation of the boiler unit, station No.11, of the Kemerovskaya Combined Heat & Power Station the concentration of oxides of nitrogen in exhaust gases is expected to decrease from 700 mg/nm^3 to 450 mg/nm^3. Consequently, the emissions of oxides of nitrogen shall decrease by 69.8 tons per year, the payment for emissions will be reduced by 157.9 thou. RUB (at the boiler unit rated load of 170 tn/h and 3000 hours of operation). In 2007 this effect was not obtained, as the boiler, station No.10, had operated after rehabilitation 130 hours only during which starting-up and adjustment works were performed.

The work was carried out under the re-equipment plan. The plant was placed in operation on 27.12.2007. The cost of fixed capital is 37,810 thou. RUB.

According to the re-equipment plan at Kemerovskaya CHPS type PV-60-4 high-pressure feedwater heater was renovated.

The high-pressure feedwater heater which had been in operation since 1963 and was physically outweared, was replaced to exclude overburning of fuel because of underheating of feedwater as compared to standard values during the summer period. At small hydraulic loads, characteristic for the summer period, this feedwater heater did not operate due to closing of automatic gates at hydraulic load of less than 120 tn/h. The expenses amounted to 1,322 thou. RUB.

Fuel economy in 2007 was 520 tn of equivalent fuel (430 thou. RUB).

At Kuznetskaya Combined Heat & Power Station in 2007 from 06.08.2007 to 02.10.2007 during current repair of boiler No.17 (BKZ-220) two stainless steel scrubbers were substituted for scrubbers lined with acid-resistant tiles. The purpose of this operation was to reduce emissions of ash, to improve the efficiency of ash collection. The work was performed by ZAO KER at the expense of the repair fund. Total expenses amounted to 2,553 thou. RUB. Economic benefit was 13 thou. RUB due to reduction of ash emissions by 36 tn.

In Heat Networks Directorate in 2007, within the framework of implementation of the re-equipment plan, the dispatching informational-measuring complex at Booster Pumping Station PNS-5 was modernised. The Company performed starting-up and adjustment of the informational-measuring system and remote control systems for operational control of hydraulic and thermal regimes of the heat supply system and record-keeping of supply of heat energy to customers, as well as for facilities management with possibility of remote (telemetering) control of equipment.

The work was carried out under the re-equipment plan. Total expenses amounted to 1,038 thou. RUB.

In the accounting year under the re-equipment plan in Heat Networks Directorate at Booster Pumping Station PNS-8 of Tsentralny heat network district, and at PNS-9 of Zavodskoy heat network district BKS-300 drain quick-acting valves were installed. Installation of BKS-300 on return pipelines allowed to secure thermal networks against sudden pressure surges (hydraulic shocks) resulting from sharp raise of flow friction in the pipelines in case of emergency shutdown of network pumps, closing of gates, valves, etc. The protection is ensured by draining from the pipeline of network water in an amount required to reduce a high-pressure wave to the preset level.

Beginning of construction— July, 2007, commissioning — August, 2007.

The cost of fixed capital is 2,149 thou. RUB. The equipment is supplied by OAO Engineering Centre of Power Industry of Ural, UralORGRES enterprise, 620049, city of Ekaterinburg.

Total costs of provisions intended for increasing power supply and reduction of costs of OAO Kuzbassenergo amounted to 153.8 million RUB. Total fuel economy was 9,825 tn of equivalent fuel

Energy saving

Measures aimed at improving energy efficiency and reduction of technological and operational costs were implemented in pursuance of the Energy Saving Program, order of OAO Kuzbassenergo No.1 of 09.01.07 "On measures on improvement of reliability and technological level of power production in 2007" and the plan of "Extent of Use of Reserves of Thermal Cost Efficiency of Power Stations". Energy saving activity was aimed at increasing cost efficiency through fulfillment of the planned provisions, optimisation of the regime and reduction of losses in thermal networks.

Among major works the following are worth mentioning:

• To enhance reliability and reduce auxiliary power requirements, at Tom-Usinskaya State District Power Station ball-tube grinder (type SH-50) of 200 MW power generating unit, station No.13A, was modernized. Main components of the grinder were replaced. The economy was 1,331 thou. kWh.

• To improve technical-and-economic performance of Belovskaya State District Power Station, the following works were performed: replacement of pipes of the upper part of the Lower Radiation Part of boiler, station No.4A, replacement of PZ pipes of boiler, station No.4B, replacement of convection superheaters KPP-II of boilers, station Nos 1A, 2A, 3B, replacement of feed-water economizer, station No.2B boiler, reduction of air inflow in the dust systems. The economy from these provisions will be 626 tn of equivalent fuel per year.

• At Kemerovskaya State District Power Station the works included mechanical cleaning of the matrix of capacitors A, B of turbine unit, station No. 12, replacement of the bottom and side shields on boiler, station No. 12, repair of insulation in order to bring air inflow in the section "boiler-smoke exhauster" of boiler, station No. 13 to standard. The economy was 439 tn of equivalent fuel.

• In 2007 at Kemerovskaya Combined Heat & Power Station the existing feedwater manifolds (2nd stage) were replaced due to expired service life. The purpose of the work was to reduce repair costs and to exclude eventual undersupply of 15.36 thou. Gcal/year of heat power and 3,192 thou. kWh/year of electric power.

• At Kemerovskaya Combined Heat & Power Station type PV-60-4 high-pressure feedwater heater, which had been in operation since 1963 and was physically outweared, was renovated to exclude overburning of fuel because of underheating of feedwater as compared to standard values during the summer period. Fuel economy in 2007 was 520 tn of equivalent fuel.

• At Novo-Kemerovskaya Combined Heat & Power Station replenishing unit No.2 was rebuilt with installation of a water-to-water heat exchanger manufactured by Alpha-Laval. This will allow to maintain the temperature of make-up water at a level not exceeding 70° during the summer period (requirement of Operating Rules and Regulations) and to increase reliability and safety of thermal networks. The economy was 1640 tn of equivalent fuel.

• During performance of repair work at Novo-Kemerovskaya Combined Heat & Power Station the second-row vanes of the regulating stage of the high-pressure rotor of turbine unit, station No.11 were replaced. The economy was 270 tn of equivalent fuel.

• At Kuznetskaya Combined Heat & Power Station the following provisions for economy of power resources were implemented: overhaul of boiler unit, station No.8 (Lopulko) — elimination of leakages in the air-gas section of the boiler, current repair of the boiler unit, station No.17 (BKZ-220) — replacement of the bottom part of the convective gas flue of the boiler, adjustment of the combustion mode of boiler, station No.17 (BKZ-220) including correction of the mode chart. The economy was 600 tn of equivalent fuel.

• In Heat Networks Directorate, to restore heat insulation damaged during pipeline repairs use was made of polyurethane foam shells instead of mineral wool mats used earlier, which make it possible has allowed to reduce heat losses by 613 Gcal to the amount of more than 309 thou. roubles.

• During current repair of boiler, type NZL-50, station No.3 and boiler, type BKZ-85, station No.6 at Barnaulskaya CHPS-1 shell and air heater grating seal leakages were eliminated, water economizer heating surfaces and internal surfaces of the boiler were cleaned, defects of gates and slide valves in the gas and air sections of the boiler were remedied. Fuel economy was 102.9 tn of equivalent fuel.

• At Barnaulskaya CHPS -2 type BKZ 210-140 boilers of units No.12, and 15 were overhauled. I, IV stages of the steam superheater of boiler, station No.12 as well as stage I of the economizer were replaced. Steam superheater, air heater, ball-tube grinder, blower fan, smoke exhauster, raw-coal feeder, screw-type slag remover, peak water heater, raw-coal storage hopper, dust feeders, Venturi tubes, boiler gas flues, cyclones separators, separators, boiler frame, shutoff valves, boiler lining of boiler, station No.15, were repaired. Fuel economy was 546 tn of equivalent fuel.

• In the accounting year at Barnaulskaya CHPS -3 heat insulation and lining of boiler, type BKZ 420-140, station No.3, was repaired, the internal surfaces of the boiler were cleaned. Fuel economy was 4 tn of equivalent fuel.

Energy Saving Program fulfilment parameters

Parameter	Unit of measure	Parameter value
Saving of fuel and energy resources due to implementation of the energy saving program, total	thou. tn of equivalent fuel	9.825
Electric power saving, total	million kWh	1.431
In particular due to cutting of expenses for:		
- own needs of power stations	million kWh	1.431
- reduction of losses in networks	million kWh	0
- customers' regimes management	million kWh	0
Heat power saving, total	thou. Gcal	0.613
Fuel saving, total	thou. tn of equiv. fuel	9.825
including by kinds:		
- Coal	thou. tn of equiv. fuel	9.815
- Gas	thou. tn of equiv. fuel	0.01
- Fuel oil	thou. tn of equiv. fuel	0
Cost of power resources saved through implementation of the energy saving program	thou. RUB	9,307.8
Share of cost of saved power resources from the total cost of used fuel and energy resources	%	0.11
Expenses for fulfilment of the energy saving program,		
Total	thou. RUB	153,806.0
Including:		
Expenses for implementation of technological measures in:	thou. RUB	117,049.0
- production electric and heat energy	thou. RUB	115,917.0
- transport of electric energy	thou. RUB	0
- transport of heat energy	thou. RUB	1,132.0
Expenses for implementation of technological measures on demand management	thou. RUB	0
Expenses for equiping participants of the market of electric and heat energy with metering devices	thou. RUB	1,253
Expenses for organizational and technical measures, total	thou. RUB	35,504
Including:		
RESEARCH AND DEVELOPMENT	thou. RUB	4,595.6

Information technologies and telecommunications

Information system of OAO Kuzbassenergo, from the point of view of business, is essentially a technological, organizational and administrative solution based on information technologies:

- an infrastructure;
- business applications;
- data storage;
- services;
- IT management.

Technological basis of the Company's information system infrastructure is corporate telecommunication data network based on fiber-optical communication lines, allowing to use to the fullest extent Internet-technologies for support of business processes of various level in the field of financial, technological, organizational and economic activities of both the Company as a whole, and its individual territorially-distributed divisions.

The organisational model of the information system of the company is of a hybrid type combining elements of a centralised and decentralised approach. On the one hand, in the field of business applications and data storage virtually full centralisation is reached through the use of four software products integrated between themselves on the basis of corporate database directories:

- "1C Bukhgalteriya" accounting program, v.7.7;
- Oracle Applications Modules "Personnel", "Time-Keeping";
- Automated metering and information system (IAIS) Kuzbassenergo;
- Promteplo Automated Information System.

On the other hand, due to territorial dispersion of industrial divisions of the company in the field of provision of services and IT services management, historically, a decentralised approach has been used:

- own servers;
- unique IT Services;
- own IT Managers.

Such a combination makes it possible to use both benefits of centralisation:

- strong control of the information system and its maintenance;
- centralised resources, data, common expenses;
- data separation;
- experienced personnel;
- possibility to manage large and complex projects;
- good possibilities for interconnection and standardization,

and advantages of decentralisation:

- the purposes of utilization of resources and forces can be carefully thought over;
- services are more integrated with business requirements.

It is possible to state with confidence that the company has passed the stage of "patch-wise" automation, basically objective and indispensable.

Positive results of this stage include accumulated experience, comprehension of the scale of automation tasks, necessity of their correction and further development of the process of automation on a new qualitative level.

As of today:

• the Company has an excellent network infrastructure;
• the Company is provided with a reliable communication;
• the Company employs qualified IT personnel capable to cope with any challenges,

and this allows us to look ahead with optimism.

The Board of Directors of the Company approved "Technical Policy of the Company in the Field of Information Technologies" intended for building a system of standardization of technical solutions and coordination of activity at creation of the corporate information system. The technical policy is being implemented through adoption of corporate standards, rules, techniques and technologies and compliance with the same in all projects at construction of all subsystems in all divisions, including communication channels, production process automatic control systems and AIIS KUE Automated Metering and Information System for Commercial Accounting of Electric Power.

Specific directions of development in the field of information technologies are specified in the document approved by the Board of Directors, "Strategy of Development of Information Technologies of the Company for 2006-2008".

This document, proceeding from the current condition of the IT infrastructure and its target condition, stipulates a set of measures on development of both IT processes, and IT resources.

The measures stipulated by Strategy are intended for:

• creating a uniform information field of the Company;
• providing possibility of a single entry of any information into the corporate information system database;
• building the corporate information system on the basis of mySAP ERP platform.

The basis of development of IT processes of the company is implementation of the project "Development and Implementation of Automated IT Management System on the Basis of HP OpenView Service Desk Software".

For business development and prosperity it is not enough just to possess information, all depends on quality of such a possession, capability to determine accurately and promptly the class of parameters on the basis of which the decision should be taken, to carry out analysis of certain values of these parameters with various level of detail with allowance for all factors influencing these parameters.

This result could be achieved through implementation of a corporate information system on the basis of a western standard industrial system of ERP class.

WATER

Water is not only a source of life on our planet, it is also an energy of a huge force. The man long ago appraised the huge power of water streams and learnt to use them for his benefit. At first hydraulic power helped people to grind grain, to crush stones and to forge iron, but technologies did not stand still and, eventually, the man learnt to convert water power into electricy and heat energy. Heated water is today the main source of heat in residential houses and public buildings. Being one of the largest power companies operating in the heat market of Siberia, we supply one forth of all heat produced in the region, helping Siberians to go through cold winters comfortably.



04 INVESTMENTS INTO PRODUCTION



4. Investments into production

4.1. Investment activity in 2007

The investment program of OAO Kuzbassenergo for 2007 planed a volume of fixed capital investments of 2,237.2 million roubles. Fixed capital investments were completely allocated to industrial development in the amount of 2237.2 million roubles, including:

- for modernisation — 1071.6 million roubles,
- or new construction and expansion — 1165.6 million roubles.

Actual disbursement of capital investments in 2007 amounted to 2,175.6 million roubles, or 97 % of the annual plan, including:

- for modernisation — 944.9 million roubles, or 88 % of the plan,
- for new construction — 1,230.7 million roubles, or 105 % of the annual plan.

The share of investments into modernisation and new construction facilities according to the plan was: 48 and 52; actually: 43 and 57.

Expenses for modernisation in 2007 amounted to 1,133.7 million RUB.

Expenses for new construction in 2007 amounted to 1,453.8 million RUB.

Dynamics of actual capital investments (with allowance for advance payments made), million RUB

Purpose	2005*	2006*	2007*
Modernisation and rehabilitation	286.8	617.2	1,133.7
New construction	842.0	339.6	1,453.8
Nonindustrial construction	-	-	-
Total	1,128.8	956.8	2,587.5

** Data are specified for branches incorporated by OAO Kuzbassenergo after reforming*

Structure of capital investments in 2007 by areas, million RUB

Area	Plan	Actual
Power plants	1,198.1	858.0
Electrical networks	-	-
Thermal networks	733.6	1,058.5
Other	95.6	38.5
Equipment not requiring installation	40.7	149.0
Prepaid design and survey works	169.2	71.6
Non-productive construction	-	-
Total capital investments	2,237.2	2,175.6

In 2007 the Company commissioned capital assets for an amount of 1,955.3 million roubles, or 115 % of the plan, including:

- modernisation facilities, for 928.1 million roubles, or 88 %,
- new construction facilities, for 1 027.2 million roubles, or 159 %.

In 2007 the folowing capacities were commissioned:

• 5.8 km of the heat supply pipeline from the Booster Pumping Station of the 1st starting complex from Kemerovskaya Combined Heat & Power Station to Rudnichny district of the city of Kemerovo (the cost of capital assets is 764.0 million roubles).

Modernisation program under implementation

Name of branch, station	Works performed in 2007, million RUB
Belovskaya State District Power Station; turbo-generator, station No.4	3.1
Kemerovskaya State District Power Station; turbo-generator, station No.9	8.2
Kuznetskaya Combined Heat & Power Station; turbo-generator, station No.3	0.5
Telemechanic system modernisation	16.0
Implementation of the commercial electric power metering system (AIIS KUE)	20.0

Sources of finance in the accounting year, million RUB

Sl. No.	Parameter	2007, report
1.	Depreciation	1,348
2.	Net profit for the accounting period	2,913
3.	Bank credits	527
4.	Other sources of external financing	3
5.	**Sources of finance of investment programs, TOTAL**	**4,791**

In 2007, to implement investment projects, the Company raised credits to the amount of 527 million RUB, including:

• 450 million RUB (87.2 % of the total amount of investments at the expense of credit resources) for the project "Heat supply pipeline 2 Du700mm from Kemerovskaya Combined Heat & Power Station to Rudnichny district of the city of Kemerovo;
• 59 million RUB (11.4 %) for the "Starting complex of the turbine unit, station No.15, of Novo-Kemerovskaya Combined Heat & Power Station;
• 7 million RUB (1.4 %) — "Expansion of Tom-Usinskaya State District Power Station by 660 MW by installing an additional coal-burning power generating unit".

Borrowed funds were raised according to the agreements concluded by the Company with credit institutions based on results of open tenders.

Fulfilment of the investment program in 2007 by basic capital construction facilities, million RUB

Facility	Plan	Actual	Source of finance	Commissioning date
Expansion of Tom-Usinskaya State District Power Station, 660 MW unit	60.0	3.0	credit	2011
Novo-Kemerovskaya Combined Heat & Power Station, т. г. ст. No. 15	370.0	214.7	depreciation — 266.1 profit — 45.0 credit — 58.9	2008
Heat supply pipeline from Kemerovskaya Combined Heat & Power Station to Rudnichny district of the city of Kemerovo (1st, 2nd starting complexes)	450	756.5	credit	1st, st. compl. – 2007 2nd st. compl. – 2008

4.2. Outlooks of development of generating capacities

Main objective of the investment activity of OAO Kuzbassenergo in the near-term outlook is to improve the competitiveness of the Company, to maximise profit, to ensure reliability of functioning of the electric power system. Proceeding from this the Company faces a challenge of formation of the investment policy based on principles of economic efficiency and expediency, effectivization of use of financial resources and their concentration on the most perspective and significant projects.

Within the framework of solution of this task during the next three years the investment program of OAO Kuzbassenergo from the point of view of structure will include:

1. Investment objects ensuring economic benefit, including:

• new construction and modernisation projects of the core business of the Company, relating to commissioning of new capacities, and increasing efficiency of operation of equipment;
• projects pertaining to connection of new customers;
• projects ensuring economic benefit due to reduction of current costs and losses.

2. Investment objects which do not ensure obvious or expected economic benefit, including:

• projects of modernisation of operating enterprises due to extreme technical necessity (maintenance or recovery of working capacity of equipment);
• projects connected with augmentation of reliability, power redundancy, modernisation or installation of automatics, communication facilities, perfection of commercial accounting systems;
• projects aimed at improvement of ecological parameters of operating equipment and meeting the requirements of the environmental legislation.

The largest and most significant for the Company investment object during the next three years will be the following projects:

1. Projects of construction of new and modernisation of active generating capacities.

Construction of turbine unit, type T-120–130, station No.15, of at Novo-Kemerovskaya Combined Heat & Power Station (commissioning in 2008)

The project purpose is:

• to cover heating load of the left-bank part of the city of Kemerovo;
• to replace the retiring capacity of worn-out and obsolescent turbines PT-50/60, station Nos 8 and 11 and R-50, station No.10.

Total cost of this investment project is 1,508.1 million RUB (without VAT).

The project is at the stage of implementation. A package of civil and erection works is under way. The following works have been already completed:

• on outdoor switchgear — erection of the building for KrU-6kV cabinets and tapping for the switch and disconnector has been completed. Piles for the portal have been rammed;
• on group switchboard — civil work on building foundation and backfilling have been completed. The building framework has been erected, metalworks of the roof covering of corrugated metal sheets have been installed;
• on the main building —turbine hall has been expanded, deaerator room arranged in axes 64–70 with heating, illumination and access roads. The foundation for the turbine unit has been laid, turbine maintenance platforms have been installed;
• high-pressure reheaters Nos 4, 5, 6, electric pumps, circulation pumps, 2.5 and 16 m^3 tanks as well as 65 % of the scope of delivery of pipelines have been procured.

Replacement of the turbine unit, station No.3 on R-12-3.4 at Kuznetskaya Combined Heat & Power Station (commissioning in 2008)

The project purpose is:

• to replace turbine unit, station No.3 which was withdrawn from operation due to expired service life;
• to improve technical-and-economic performance of the enterprise.

Total cost of this investment project is 136.9 million RUB (without the VAT).

The project is at the stage of implementation. A package of civil and erection works is being carried out. The following works have been already completed:

• the old foundation has been removed;
• reinforced concrete columns of the foundation have been installed, the formwork for the overhead structure of the foundation has been mounted;
• installation of support metalwork for the 1.2 abs. atm. steam supply pipeline has been completed.

Expansion of Tom-Usinskaya State District Power Station by installing additional 660 MW power generating unit (commissioning in 2011-2012)

The purpose of the project is:

• to eliminate energy shortage in the Southern power district of the region and to prevent its occurrence across Kuzbass as a whole;
• to increase OAO Kuzbassenergo share on the New Wholesale Power Market;
• to increase the efficiency of production through implementation of state-of-the-art technologies with a high efficiency factor.

Preliminary cost of this investment project is 26,597 million RUB (without VAT).

The project is at the preinvestment stage. The Company management together with the Company shareholders conducts studies to determine an optimum configuration of the unit, its capacity and cost. In 2007 the following works have been performed:

• a prefeasibility study of 5 alternatives of expansion of the station has been developed (one 330 MW power generating unit, two 330 MW power generating units, one 560 MW power generating unit, one 660 MW power generating unit with an infrastructure for two units, one 660 MW power generating unit) including respective examination by OOO EnergoFikhtner;
• 2 alternatives (one 330 MW power generating unit with an infrastructure on the second unit, one 660 MW power generating unit with an infrastructure for two units) with the use of Chiniese and Ukrainian (OAO Turboatom, Kharkov) equipment have been additionally studied;
• an agreement has been concluded with Trading System Administrator (Non-Profit Partnership) for carrying out loading modelling and collection of electric energy and power forecasted price level data for clarification and finalization of the Business plan of the project.

Replacement of type K-200-130 turbine of unit 4 by a new one, type K-215-130 at Belovskaya State District Power Station (commissioning in 2010)

The project purpose is:

• to replace capital equipment with expired service life;
• to increase reliability and overall performance of the station;
• to improve technical-and-economic performance of the enterprise.

Preliminary cost of this investment project is 1383.4 million RUB (without VAT).

The preinvestment stage under this project has been completed. In 2007 the following works have been performed:

• A prefeasibility report has been developed and examined by OOO EnergoFikhtner;
• Tender documentation has been developed, including requirements specification for making contract with a General Contractor for carrying out the investment project on a "turn-key" basis;
• A tender for selecting a General contractor (EPCM-contractor) has been held. Tender proposals from ZAO Energy-service, OAO Group E4, ZAO Servisnaya sluzhba UTZ, ZAO KER have been submitted.

Replacement of type R-35-130 turbine, station No.9, by a new one, of T-120-130 type at Kemerovskaya State District Power Station

The project purpose is:

• to cover heating load of the left-bank part of the city of Kemerovo;
• to enhance reliability of electric and heat supply of industrial consumers and population of the city of Kemerovo;
• to improve technical-and-economic performance of the enterprise.

Preliminary cost of this investment project is 1,869.3 million RUB (without VAT).

The preinvestment stage under this project has been completed. In 2007 the following works have been performed:

• A prefeasibility report has been developed and examined by OOO EnergoFikhtner;
• Tender documentation has been developed, including requirements specification for making contract with a General Contractor for carrying out the investment project on a "turn-key" basis;
• A tender for selecting a General contractor (EPCM-contractor) has been held. Tender proposals from ZAO Energy-service, OAO Group E4, ZAO Servisnaya Sluzhba UTZ, ZAO KER have been submitted.

The Company management together with Company shareholders carried out analysis of forecasts of growth of connected loads and heat energy consumption in the city of Kemerovo. Based on results of analysis the Company is refining optimum terms of implementation of this investment project.

Besides, in 2008-2010 OAO Kuzbassenergo plans to implement the following projects aimed at development and modernisation of thermal networks:

Construction of the 2nd starting complex of the heat supply pipeline from Kemerovskaya Combined Heat & Power Station to Rudnichny district of the city of Kemerovo (commissioning in 2008)

The purpose of the project:

• Connection of thermal networks of Rudnichny district to the heat supply pipeline;
• Enhancing reliability and quality of heat supply of customers;
• Increasing generation of heat energy and reduction of its production cost.

The cost of this investment project is 650.0 million RUB (without VAT).

Construction of the heating main from Barnaulskaya Combined Heat & Power Station-1 to the Colophony-Turpentine Plant of Barnaul Central Heating Station, city of Barnaul (2008-2009)

The purpose of the project:

• Providing for perspective housing development of microdistrict Obskoy boulevard;
• Removing load from the Colophony-Turpentine Plant;
• Improving hydraulic regimes of the central part of the city of Barnaul.

Preliminary cost of this investment project is assessed at 437 million RUB (without VAT).

Change-over of Zaiskitimskaya Boiler-House of Heat Networks Directorate, city of Kemerovo to burning natural gas (2008-2009)

The purpose of the project is:

• to reduce expenses for fuel;
• to decrease significantly emissions of harmful substances into the atmosphere, in particular, to exclude emissions of sulphurous anhydride and vanadium pentoxide.

Preliminary cost of this investment project is assessed at 145 million RUB (without VAT).

As it has been already noted, a considerable share among investment objects in 2008-2010 will take investment projects intended for recovery of operating capacity, maintenance of reliability and improvement of ecological parameters of the operative equipment. The largest among them are:

• Rehabilitation of the main steam supply line of Barnaulskaya Combined Heat & Power Station-2, preliminary cost of works is assessed at more than 600 million RUB;
• Rehabilitation of boiler, station No.14 at Kemerovskaya State District Power Station to reduce emissions of nitrogen oxides, the cost of works is assessed at 200 million RUB.



S[illegible]

When t[illegible] gaseous w[illegible] pistons and to twirl tur-bines, steam ceased to be simply one of aggregate states of a liquid. It became an integral link in the long chain of processes providing energy for life to th[illegible] modern wor[illegible] water vapo[illegible] both electric[illegible] lights our houses and warmth which warms people. Most our power stations are combined heat-and-power plants generating energy of two kinds — electric and thermal energy using the same equipment, cogeneration turbines.

05 SOCIAL RESPONSIBILITY



5. Social Responsibility

5.1. Human Resource Management

Under conditions of transition to market relations the OAO Kuzbassenergo administration takes special care of the company's employees as the key resource of competitive ability and long-term advancement of the organization. The OAO Kuzbassenergo personnel is one of the main assets of the company and the funds invested in it are not regarded as expenses but as investments into the company progress, as a practical means of increasing the yield and quality of work. Human resource management is one of the business priorities of the company, which is pursued and maintained at all levels of administration. The OAO Kuzbassenergo human resource management policy is aimed at creating the company's professional personnel capacity to perform efficient and highly productive work and provide for the rise in the efficiency of business and its stable development.

Personnel Characteristics

As of December 31, 2007 the accountable number of employees of OAO Kuzbassenergo was to 7,251 persons.

The educational level of OAO Kuzbassenergo employees is rather high: 31.9% of the Company employees have higher education diplomas, 27.6% of them have specialized secondary education. The Company employs 7 PhDs.

Personnel structure by categories

Clerks (63 pers., 1%)

Managers (1163 pers., 16%)

Expert personnel (1292 pers., 18%)

Production workers (4773 pers., 65%)

PhDs (7 pers., 0.1%)

Specialized secondary education (1999 pers., 27.6%)

Secondary education (2932 pers. 40.4%)

Higher education (2313 pers., 31.9%)

Changes of personnel capacity in the years 2005 through 2007

As of Dec. 31	Personnel strength (persons), including				
	Total strength	Managers	Expert personnel	Production workers	Clerks
2005	9521	1484	1824	6127	86
2006	5011	818	839	3306	48
2007	7251	1163	1292	4733	63

In 2006, in consequence of the Company reforming, by virtue of the resolution on restructuring of OAO Kuzbassenergo by means of spin-off of separate companies adopted by the extraordinary general meeting of shareholders, on July 1, 2006 a part of personnel was transferred to the following companies:

- OAO Kuzbassenergo – regional electrical network company;
- OAO Kuzbass Power Sales Company;
- OAO West-Siberian Combined Heat & Power Station;
- OAO South Kuzbass State District Power Station.

The total personnel strength in 2006 decreased by 47.4% as compared to the year of 2005. In 2007, by virtue of the resolution of the Board of Directors of OAO Kuzbassenergo, acquired were generating and heating network assets of OAO Altaienergo in Barnaul and Biysk, towns of the Altai territory. On the basis of Barnaul Combined Heat & Power Station No.1; Barnaul Combined Heat & Power Station No.2; Barnaul Combined Heat & Power Station No.3; Barnaul Central Heating Plant; Biysk Heat Networks, the Barnaul branch of OAO Kuzbassenergo was established on January 1, 2007. OAO Kuzbassenergo personnel strength increased by 30.9% as compared to the year 2006.

The human resource management system includes involvement, development and motivation of qualified personnel with the view to carry out efficiently business tasks of the company and enhance its competitive edge.

The human resource management system progress is governed by the quality of performing of the set of interrelated human resource management functions on the basis of elaborated procedures and tools adapted to the enterprise conditions.


HUMAN RESOURCE MANAGEMENT
PERSONNEL MOTIVATION
compensation package
salary
social package
moral incentives
promotion
PERSONNEL DEVELOPMENT
professional training
creating reserve
target-oriented personnel selection
patronizing younger generation
evaluation of personnel
DEVELOPMENT OF SOCIAL SCHEMES
personnel health promotion
personnel retirement insurance
social partnership
improvement of living conditions
DEVELOPMENT OF CORPORATE CULTURE

The main challenges of the human resource management in the years of 2007 through 2010 are:

- Improvement of the motivation system appropriate for the market environment and intended for all categories of personnel;
- Organizational changes follow-up in the new operational environment of the Company;
- Continuous advance and skill development of the personnel, retention of the highly-qualified personnel;
- Creation of efficient instantaneous reserve for key posts;
- Development of corporate social schemes and pension fund schemes;
- Development of corporate culture.

Remuneration system

Salary is the primary acknowledgement of the high estimate of an employee's contribution to the company's activity, therefore its well-deserved rate is the essential component of the vital activity and efficient development of the Company.

In the context of change of the Company generation structure since January 1st, 2007 and start of joint operating activities with Barnaul branch salary level in which was almost 2 times as low as that in Kuzbass, in 2007 the company carried out the policy oriented at transferring the personnel of the branch to the remuneration system complying with OAO Kuzbassenergo collective agreement and regulatory documents effective within the Company (gradual increase of level of bonus for the main results of financial and economic activity, indexation of official rates of pay and base salaries according to inflation, implementation of the Longevity Regulation effective within the Company, etc).

Thanks to the measures taken, the Barnaul branch personnel average monthly salary over a period of January through December increased by more than 50%, which allowed to suspend the turnover of the skilled personnel. The actual average monthly salary of the Barnaul branch personnel in 2007 amounted to 13,067 rubles.

As compared to the year of 2006, the average monthly salary of the whole personnel increased by 15% and amounted to 20,619 rubles. The increase of the employees' average monthly salary was induced by the following:

- increase of the minimum base salary up to 2,700 rubles (12.36% indexation) since January 1st, 2007 as prescribed by the Industrial Agreement on base salaries.
- indexation of official rates of pay and base salaries due to inflation;
- modification of wage conditions for senior managers;
- bonus payment on the one-time basis for execution of special importance tasks dedicated to the Company reforming and for additional issue of shares [illegible]l as for winterization and winter o[illegible]n of equipment and facilities;
- [illegible] payment for introduc[illegible]o s[illegible] of new construction p[illegible] and t[illegible]al upgrading.

Changes in average monthly salaries in 2005 through 2007 by personnel categories


35 000
25 000
15 000
5000
0
workers (production personnel)
production & operating personnel
Total
Managers, expert personnel, white collars (operating personnel)
10339
13878
13907
20429
11684
17838
17923
29315
13194
20183
20619
33920
2005
2006
2007

The personnel development and training system is aimed at involvement, individual appraisal and continuous advance of the qualified personnel. The personnel development is effected in conformity with the Development Program, which defines the contents, objectives and methods of the Company's human resource development.

According to the strategic HR-card (years 2005 through 2007) the program includes the following stages/trends:

1. Appraisal
2. Managers training
3. Employees training
4. Personnel reserve training
5. Younger generation patronizing

Personnel Development System

1. Personnel appraisal (certification).
The appraisal procedure is the key element of the personnel development system, which allows to discover the need for specific trends in the personnel development.
The personnel appraisal (certification) is based on the integrated competence model, which presents the precise definition of qualifications and behavioral requirements for employees, as well as competence profiles that reflect requirement standards for the competence development level with respect to certain positions.
2. Managers training, "Leadership institute" project, suggests development of the Company senior managers' competence maintaining system, which provides for their training in vital issues concerning industrial activity with a glance to future considerations.
3. Employees training, "Corporate personnel development center" project (centralized training). It suggests training of corporate groups in priority lines of activity in order to minimize the Company personnel training costs, ensure quality of training services and introduce new training modes.
4. Personnel reserve training, "Future leaders" project, management training of the personnel reserve. It suggests establishment of the managers' competence development system uniform within the entire Company in order to form and develop management personnel capable of effective activity in power industry reforming conditions and during the period after reforms.
5. Younger generation patronizing, "Energy of the future" project. It includes a package of actions intended to provide for cooperation with students of educational institutions with a view to involve talented young people, it also suggests conducting of PR-campaigns to popularize trades related to the power industry.

In 2007 further progress was achieved in the integrated system of continuous development of the Company personnel, which covers all the personnel categories. 4,379 employees completed their training in 2007 which amounts to 60% of the total company personnel, among them 100% of senior managers, 64% of experts and 39% of production workers improved their skills. To organize the compulsory types of training over 30% of funds were spent.

The skill improvement priority is the corporate centralized training conducted involving teachers from the up-to-date certified training centers, it allows to reduce expenses while maintaining high quality of training. Our traditional corporate partners are the International Financial and Economic Development Center, Novosibirsk branch of the Petersburg Power Engineering Institute of Professional Development, Business Training Centre Dinkom, Nonprofit Partnership (NP) UES Corporate Training Center.

In 2007 the training program put emphasis on the lines of activity, which are specific to the Company. 7 corporate workshops were held dedicated to the following subjects:

- "Environmental audit and ecological management for environmental professionals in the power industry companies of the Holding RAO UES of Russia involving instructors from NP UES Corporate Training Center."
- "Environmental audit and ecological management in the power industry companies of the Holding RAO UES of Russia for heads of operating units responsible for organization of environmental audit and introduction of the ecological management system, NP UES Corporate Training Center."
- "Quality management in the power industry: introduction to the international standard ISO 9001:2000" for the Company senior managers, NP UES Corporate Training Center.
- Modular training according to programs "Management", "Personnel reserve" for middle managers and reservists, Business Training Centre Dinkom.
- "Key business processes of quality management, safety and security. Development of the Quality Management System implementation concept and the Quality Policy" for senior managers, ZAO Design Solutions.
- "Development and implementation of the Quality Management System in compliance with ISO 9001:2000" for heads of organization departments and members of the Executive Staff, ZAO Design Solutions.
- "Development and implementation of the Quality Management System in compliance with ISO 9001:2000" for heads of organization departments and members of the work group of Kemerovo branch, ZAO Design Solutions.

On the initiative of Belovskaya State District Power Station human resources department, the centralized long-term personnel training according to programs "Heat-Power Engineering", "Electric Power Plants" of the Tomsk Technical University has been organized at the station facilities. In 2007 preparation of the subject "Technological-process and production automation in heat-power engineering" has started, involving computer training. Altogether, since 2005 58 employees of the station technical divisions have been trained.

In the course of training and final paper defense the heads of workshops offer relevant issues in the fields of technology, economics, ecology, equipment failure analysis, etc.

Compulsory types of training will be carried out in a centralized manner, they provide for compulsory and periodic training and check of knowledge of respective industrial codes, regulations of government supervision bodies and other authorities the terms of reference of which include power industry: Labour and Accident Prevention Regulations, Operating Rules and Regulations, Fire Safety Rules, specialized training, etc.

33 professional skill contests have been held, 9 of them were system-wide, while 24 contests were held within the power station. The total number of contestants amounted to 718 pers.

In 2007 Kemerovo State District Power Station team that had won the system-wide contest among composite teams of the cross-link heat power stations operating personnel, came in second winning a prize in the regional contest of Siberia.

To implement the interests concerning enhancement of vocational training and reproduction of qualified personnel, the Social Partnership Agreement was concluded with two specialized secondary vocational education institutions, Tom-Usinsk Mining-Energetics-and-Transport College and Belovo Polytechnical College.

Half-yearly the OAO Kuzbassenergo grant holder contests are held, sixteen winners of which receive supplementary grant of 2500 rubles throughout the term time.

Practical training of students of both secondary and higher education institutions is conducted at the Company's production facilities in the form of field trips, production and pre-graduation practice, in the course of which students get practical knowledge and skills, familiarize themselves with equipment and duty schedules, while representatives of the Company may evaluate business qualities of each trainee.

To popularize power industry professions, PR-campaigns are traditionally conducted: field trips to production facilities for students and school children, interviews with senior managers on maters of the company activity and its prospects, contests between creative works dedicated to the subject of the power industry.

OAO Kuzbassenergo quality management system

The management of OAO Kuzbassenergo took a decision to develop and implement the Quality Management System (QMS) therefore the system implementation activity is defined as the company's primary strategic orientation, which allows to draw up effective business processes and control them with the view to successfully achieve business objectives.

The Company determined the quality policy, which is the organic part of the Company's overall corporate strategy for the period up to the year of 2011.

The main objective of OAO Kuzbassenergo with regard to the quality is to satisfy the requirements of our clients, both internal (subsidiaries) and external (power consumers) ones, to the fullest extent as well as to seek to exceed their expectations.

Main objectives of the Quality Management System

- assessment of competitive ability within the industry and in the market;
- analysis of clients' demands and continuous monitoring of their contentment;
- continuous improvement of key business processes;
- permanent technological advancement;
- study of national and international quality standards;
- long-range planning and predicting the quality level of services;
- development of internal standards;
- purchases quality control;
- monitoring of processes and results;
- quality control of products and services provided to customers;
- analysis of complaints and proposals of customers of the Company's services.

The OAO Kuzbassenergo QMS development, implementation, certification and maintenance project is a pilot one, it applies to the OAO Kuzbassenergo executive staff, Kemerovo and Novokuznetsk branches with a distant view to implement such projects anywhere within the Company.

To implement the quality strategy, the activity Program intended to introduce the QMS in the Company has been developed and its implementation phases have been defined. According to the QMS Development and Implementation Program, some organizational arrangements were made, which produced the following results:

- a quality division has been created – the Organizational Development and Quality Management Department (OD&QMD), organizational and order documents regarding quality control have been elaborated;
- a consulting organization was selected and the agreement has been concluded with it with the view to provide methodical and methodological support for the QMS development and implementation procedure;
- the primary (estimating) audit has been conducted – diagnostics of the current executive staff control system of Kemerovo and Novokuznetsk branches of OAO Kuzbassenergo;
- a Quality page has been created at the Company's corporate web portal;
- Business Studio business modeling system has been installed – a corporate portal of Company's documents, for the purpose of design process automation and enhancement of the organization management system;
- a Program has been developed for training upper and middle managers of the Company in fundamentals, methodology and principles of quality management;

· workgroups have been formed and 372 employees have been trained in implementation of the QMS in compliance with ISO 9001:2000.

At the stage of generation of the unified operational management system of the OAO Kuzbassenergo (TGC-12) covering the executive staff, Kuzbass and Altai branches, one of tasks of the Project is to ensure an efficient cooperation of the Company's subdivisions not merely within the management vertical hierarchy within the bounds of basic functions but also in the horizontal plane within the framework of key business processes. To fulfill this task the Company takes a process-based approach:

· the processes have been identified;
· the Model of the upper-level business processes have been created;
· business processes "owners" and the matrix of responsibility for their implementation have been defined.

Introduction of the international business management standard within the Company, including the system concept of production management, shall allow to direct the Company to searching for the means of continuous development and progress, raise the level of competitive ability and investment attractiveness.

5.2. Labor Protection

For the purpose of further improvement of the labor protection management system and reduction of industrial injuries, maintaining the OAO Kuzbassenergo personnel's health and fitness to work, "The Labor Protection and Safety Precautions Year" campaign has been conducted in OAO Kuzbassenergo in 2007.

Within the framework of "The Labor Protection and Safety Precautions Year" campaign 263 labor protection actions were carried out; in comparison with 2006 costs for conducting labor protection actions have significantly increased and amounted to 92,612.73 thou. rubles (59,095.331 thou. rubles in 2006). Labor protection costs per one employee amounted to 12,690.15 rubles versus 8,089.71 rubles in 2006, including costs for providing the employees with personal protection means which amounted to 16,039.6 thou. rubles in the accounting period.

In 2007 the labor conditions at workplaces at the Barnaul branch were certified. An agreement for labor protection operations certification in Kemerovo region was concluded with OSPO Noncommercial Partnership. Certification of the newly created workplaces in the Kemerovo branch executive staff has started. Accomplishment of the labor conditions certification procedure at workplaces is expected in the 1st quarter of 2008.

The system of supervision over labor conditions and labor protection at workplaces is being enhanced – the efficiency of inspections improved in 2007 and amounted to 80.7% versus 86.1% in 2006; 1,119 out of 1,152 managers and experts, that is 97%, took part in the inspections of workplaces.

Joint labor protection groups authorized by trade committees function at all the branches. The public inspection management work is effectively done: in the course of the Inspection 54 joint group sessions were conducted where 125 issues were considered. Throughout 2007, authorized persons submitted to managers of the branches and departments 573 notifications of detected violations. The elimination of violations was placed under control.

The system of training and certification of labor protection and industrial safety managers and experts functions efficiently at OAO Kuzbassenergo Training Center facilities. In 2007, 1,109 managers and experts completed their training and passed certification in labor protection and industrial safety (as against 670 persons in 2006).

In 2007 a professional skill contest was held in OAO Kuzbassenergo among composite teams of the heat power stations operating personnel, contests among voluntary fire fighting teams of the Company branches; traditional labor protection and fire safety contests were held among branches which promoted the advancement of the comprehensive labor protection work within the branches.

Promulgation of labor protection issues and the employees' awareness of the matter have significantly improved. There are 82 Labor Protection Corners in the branches, considerable number of information stands dedicated to labor protection; besides the information about the course of the contests, "The Labor Protection Year" and other information concerning labor protection issues was provided in the corporate data field (sites, corporate publications) and regional mass media.

5.3. Social Policy

Traditionally deep respect to the personnel and understanding of its role in the joint-stock company's business success are shown at OAO Kuzbassenergo. The human resource management system involves a great number of instruments and methods of personnel development including the social policy, well-tried and comprehended for many years. Privileges and back-ups, social programs and employee assistance programs allow to engage and retain the most skillful specialists, strengthen the allegiant attitude of employees toward the joint stock company, and contribute to achievement of the Company's objectives.

Relations between the Company and employees in the social-and-labor sphere are governed by the labor contract concluded between the employer (OAO Kuzbassenergo) and the employees.

Targeting of granting privileges and guarantees to the Company employees is the keystone of the Company's social policy and the pacing factor of the social program making.

Among such programs are:

Program for Reduction of Disease Incidence and Employees' Rehabilitation:

The program involves the indoor and outpatient treatment of the OAO Kuzbassenergo employees under compulsory and voluntary medical insurance agreements, which are included in the obligatory social package provided for the Company employees.

To decrease the risk of the severe acute respiratory syndrome affection, every year ZAO Health Service "Health Centre "Energetik" acquires the up-to-date virus vaccine "Grippol", "Vaksigripp" for the OAO Kuzbassenrgo employees.

Program for Targeted Material Payments:

Granting additional privileges, guarantees and compensations to the Company's employees and out-of-work retirees, stipulated by the OAO Kuzbassenergo Labor contract in force for 2007 and 2008 (in case of delivery of a child, marriage registration, death of a Company's employee, his/her relatives or an out-of-work retiree, 50%-discount from payments for electric and heat power, power industry longevity pay, material assistance in the event of the employee's annual leave, etc).

Affordable and Comfortable Residence Program:

At the regular meeting of the Board of Directors of the Company in 2007 the decision was taken about the OAO Kuzbassenergo participating in the All-Russia program entitled Affordable and Comfortable Residence in the territory of the Kemerovo region.

In 2007 the Company developed and approved the Regulations on Corporate Assistance and Corporate Support of the OAO Kuzbassenergo employees in improvement of living conditions.

The Company renders corporate assistance and corporate support to the employees in acquiring housings, provides interest-free loans to the Company employees for a term of up to 10 years.

In 2007, within the framework of this program, the corporate support for a total amount of 135 million rubles was rendered to 87 families.

In 2007 the Agreement was concluded with OAO Bank Alemar on terms of cooperation for credit accommodation for the Company employees, according to which the Company employees can obtain a consumer credit on more favorable terms.

Social Program for Supporting Out-Of-Work Retirees and Those Who Go into Retirement from the Company:

OAO Kuzbassenergo does not disregard its former employees. The OAO Kuzbassenergo Council of Veterans represents interests of 3.443 out-of-work retirees; it works in close cooperation with the Kemerovo Region Social Organization Of Veteran Workers of Power Industry. The retirees and veterans of OAO Kuzbassenergo get their monthly pension supplements, occasional bonuses timed for the V Day, Motherland Defender Day, Aged Person Day, Day of Workers of Power Industry and personal anniversary dates. Besides, such persons are provided with health services at the ZAO Health Service "Health Centre "Energetik" at the Company's cost.

Company Employees Non-State Pension Coverage Program:

To make the power industry workers feel secure about the future, corporate management of OAO Kuzbassenergo assumes a task to ensure a risk-free material base for those of our employees who go into merited retirement.

In 2006 the Company Employees Non-State Pension Coverage Program was adopted. Agreements with the electric power industry Non-State Pension Fund were concluded to ensure non-state pension coverage of employees of OAO Kuzbassenergo.

In 2007 the power industry Non-State Pension Fund channeled 23,008,440 rubles for the non-state pension coverage. Due to the recent restructuring of OAO Kuzbassenergo and the necessity for retaining employees within the Company, this year the priority is accorded to the Incentive Program.

Another regular stage in transferring the accumulative part of the Company employees' labor-merited pension to the electric power industry Non-State Pension Fund has been organized and accomplished.

Program for Cultural and Recreation Activities.

With a view to promote corporate culture and hold up the Company's traditions, the Company developed the Cultural Activities Program for the year of 2007, which included a list of corporate festivals mandatory to hold:

- honoring veterans on the occasion of the V Day, Aged Person Day;
- holding the children's arts contest;
- holding actions "The Knowledge Day", Children Care Day;
- organizing a meeting of soldiers-internationalists;
- organization of functions on the occasion of anniversaries of the Company branches;
- organization and holding of the OAO Kuzbassenergo annual Olympics;
- participation in the VII Summer Olympics of workers of Kuzbass;
- participation in sporting events throughout the year (mini-soccer, volleyball, basketball, streetball, ping-pong);

Special attention was paid to the annual celebration of the industry holiday, i.e. the Power Industry Worker day, which comprises the following activities:
- children's painting contest;
- Open Days organized for students and school children;
- contests for the best creative work;
- meetings between young people and Company's senior managers;
- participation in the "Social Poster" contest, contest for the best story about power industry problems among Kuzbass writers;
- participation in the federation-wide contest "Stylus Energy" for the best journalistic work.
- carrying out the action "The Brightest Christmas Tree" on the eve of the New Year celebration in orphan asylums.

In 2007 the OAO Kuzbassenergo human resource management system gained the following recognitions:

- first place taken at the VI all-Russia contest "Russian Organization of a High Social Welfare Proficiency" and acknowledgement as "The Best HR Service in Russia";
- third place taken at the VII all-Russia contest "Russian Organization of a High Social Welfare Proficiency" in nomination "Personnel Qualification, Its Training and Retraining System".

Traditionally OAO Kuzbassenergo places high emphasis on participation in charitable and socially significant projects, regarding such activity as a confirmation of status of a socially responsible Company.

A characteristic feature of charitable projects carried out by the Company is establishing long-term partnership relations with cultural institutions, educational and sports organizations.

The Company furnishes material, financial and other assistance to schools, asylums, hospitals, orphanages. It takes part in construction of orthodox churches; carries out long-term social programs jointly with the region authorities, heads of towns and regions, which are directed at supporting hopefuls and talented children; renders assistance to certain social groups and public associations: handicapped persons, families of soldiers killed in action and other unprotected social categories.

The entire socially oriented activity of the Company builds upon the Programs of participation of OAO Kuzbassenergo in the social life of Kemerovo region and Altai Territory. The Programs are approved by the Board of Directors of the energy generating company and agreed with executive authorities of both regions. In 2007 expenses for their execution amounted altogether to 39 million rubles.

As defined by OAO Kuzbassenergo, a Program is a willingly performed activity in social and economic spheres, which is of a comprehensive nature, associated with the Company's mission and corporate strategy and aimed at satisfaction of demands of various parties concerned with the Company's business.

5.4 Environment Protection

One of the major corporate tasks of the Company is ensuring ecological safety in the territory of its activity, comprehensive care of the nature and natural resources, their intelligent use.

The Company developed the environmental policy of OAO Kuzbassenergo and made it approved by RAO UES of Russia. The concept of its implementation is co-ordinated with RAO UES of Russia OAO (Business Unit No.2) and approved by the resolution of the Board of Directors of OAO Kuzbassenergo (Minutes No.14/11 of 24.03.07).

OAO Kuzbassenergo is the largest producer of thermal and electric energy in the Siberian region, provides consumers with highly efficient ecologically friendly energy, that objectively determines the effect of productive activity of the Company on environment, including such kinds of impact as emissions of pollutants into atmosphere, discharges of contaminants into water bodies, disposal of production wastes.

The main purpose of the environmental policy of OAO Kuzbassenergo is raising the level of ecological safety, growth of capitalisation of the power company due to ensuring reliable and ecologically safe production, transfer and distribution of energy, package approach to the use of natural power resources.

A special attention within the framework of environmental activity of OAO Kuzbassenergo is given to reduction of emissions of harmful substances into the atmosphere.

Within Kuzbass generation

At electricity production growth by 0.74 % and heat supply decrease by 7.3 % atmospheric emissions have been reduced by 1,300 tons against the previous year level and amounted to 124.28 thou. tons that is conditioned by:

- decrease of amount of burnt fuel, including solid one;
- carrying out environmental measures, including improvement of the coefficient of efficiency of ash collection by 0.12 %: from 97.85 to 97.97 %.

Within Barnaul branch

At electricity production growth by 6.2 % and heat supply decrease by 9.1 % atmospheric emissions have been reduced by 2,086 tons against the previous year level and amounted to 37.788 thou. tons.

Emissions were reduced due to improvement of quality of coal burnt at Barnaulskaya CHPS-1 and Barnaulskaya CHPS -2 (the ash content was lowered from 16.3 to 15.6 % at Barnaulskaya CHPS -1, and from 18.9 to 18.7 % at Barnaulskaya CHPS -2).

Application of advanced technologies and solutions (in terms of environmental safety) at production of electric and heat energy

In 2007 the Company continued works on application of advanced technologies of implementation of a step-by-step fuel burning method the main objective of which is to decrease specific emission of nitrogen oxides, namely:

- Modernisation of the combustion chamber including introduction of a two-level fuel burning process in boiler TP-10, station No.9, of Tom-Usinskaya State District Power Station.
- Rehabilitation of burning systems including introduction of a three-level fuel burning process in boiler, station No.17, of Kuznetskaya Combined Heat & Power Station.
- Rehabilitation of the fire chamber of boiler, station No.10 of Kemerovskaya Combined Heat & Power Station including introduction of a three-level fuel burning process and change-over to the high-concentration dust (1st stage).

In 2007 specific emission of NO_x was reduced from 5.2 kg/tn of equivalent fuel to 5.1 kg/tn of equivalent fuel, or by 1,004 tons per year.

To decrease emissions of ashes into the atmosphere advanced methods of cleaning of exhaust gases were implemented, namely, works on modernisation of electric precipitators on boiler TP-87 of Kemerovskaya SDPS according to technology of Alstom Power Stavan were continued. On one shell of boiler PK-40 of Belovskaya SDPS an exhaust gases heating system with intensification of the Venturi flushing regime was implemented. On boiler, station No.13, of Novokemerovskaya CHPS ash collectors were upgraded with installation of wet annular scrubber and vertical Venturi pipes. On ash collectors of boiler No.14 "A" of Tom-Usinskaya SDPS a ring emulsifier was installed.

The work performed allowed to increase the coefficient of efficiency of ash collection from 97.85 to 97.97 % and to reduce thereby ash emissions into the atmosphere by 1676 tons per year.

In 2007 the Company took measures aimed at decreasing emissions of pollutants into the atmosphere, reducing discharge of contaminants into water bodies, improving ecological situation of Belovskoye conservation reservoir.

Expenses for environmental activity


250,0 million RUB
200,0
150,0
100,0
50,0
0,0
2005
175.0 million RUB

Description of measures	Purpose	Efficiency reduction of emissions, tons a year
Rehabilitation of ash collectors with installation of a ring emulsifier on the shell of boiler No.14 "A" of Tom-Usinskaya SDPS	Decrease of ash emissions	Ashes, 143.0
Modernisation of the combustion chamber of boiler, station No.9 of Tom-Usinskaya SDPS to reduce emissions of nitrogen oxides	Decrease of NO_2 emissions	NO_2, 180.0
Installation of an increased water pressure system on atomizer nozzles of Venturi tubes on shell of bolier, station No.4 "B" of Belovskaya SDPS	Decrease of ash emissions	Ashes, 62.0
Modernisation of electric precipitators as per technology of Alstom Power STAVAN on boiler, station No.12, of Kemerovskaya SDPS	Decrease of ash emissions	Ashes, 188.0
Rehabilitation of ash collectors with installation of wet annular scrubber and vertical Venturi pipes on boiler, station No.13, of Novokemerovsky CHPS	Decrease of ash emissions	Ashes, 150.0
Rehabilitation of the fire chamber of boiler, station No.10 of Kemerovskaya Combined Heat & Power Station including introduction of multi-level fuel burning process (1st stage)	Decrease of NO_2 emissions	NO_2, 45.0
Replacement of scrubbers with chemical protection by stainless steel scrubbers on boiler, station No.17, of Kuznetskaya CHPS	Decrease of ash emissions	Ashes, 60.0
Installation of ignition control devices of burners on boiler, station No.17, of Kuznetskaya CHPS	Decrease of NO_2 emissions	SO_2, 45.0
Repair of ash collectors at Barnaulskaya CHPS-1, Barnaulskaya CHPS-2, Barnaulskaya CHPS-3	Decrease of ash emissions	Maintenance of the coefficient of efficiency of ash collectors
Construction of treatment facilities for industrial effluents/storm sewage of Kemerovskaya SDPS	Compliance with water use licence requirements	Industrial effluents/storm sewage treatment
Fulfilment of works at Kemerovskaya CHPS to meet water use licence requirements (under the program agreed with the administration of the region)	Compliance with water use licence requirements	Compliance with established temporary approved discharge rates for suspended matter
Improvement of ecological situation of Belovskoye conservation reservoir	Compliance with water use licence requirements	Compliance with water use licence requirements

250.0 million RUB
200,0
150,0
100,0
50,0
0,0

2006
94.306 million RUB

2007
220.521 million RUB

Emissions of harmful substances by OAO Kuzbassenergo in 2005-2007

Parameters	2005	2006	2007*
Total atmospheric emissions of harmful substances, tons	168,681.847	125,827.845	162,421.649
Including:			
- solid substances	48,055.788	36,122.104	56,343.675
- gaseous and liquid substances	120,626.059	89,705.741	106,077.974
of them:			
- sulfur dioxide	63,225.766	47,780.327	61,437.903
- nitrogen dioxide	46,902.931	35,509.737	37,369.643
- nitrogen oxide	8,847.608	5,760.929	6,076.001
- carbon oxide	1,649.754	654.748	1,182.959
Total consumption of equivalent fuel, thou. tn of equivalent fuel	7,983	7,956	9,771
Including:			
- coal	7,348.4,	7,559	9,270
- gas	587	341	438
- fuel oil	47.6	56	63

**The 2007column of the table is filled in taking into account the Barnaul branch*

Water intake

To produce thermal and electric energy, stations of OAO Kuzbassenergo use water taken mainly from surface water bodies. Water bodies are provided for use on the basis of water use licences. The main water source which in 2007 was significantly affected by OAO Kuzbassenergo water intake is Tom river, a tributary of Ob river. Some stations of the Company has direct-flow water supply systems, and some, circulating water supply systems.


1 thou. cu. m
0,8
0,6
0,4
0,2
0,0
pollutant effluents without treatment
insufficiently treated
treated to standard
2005
2006
2007
1.177.113,9
7.030,6
4.496,0
1.178.301,0
66,0
9.450,4
1.175.844,7
17.100,9
9.915,8

Waste water discharge

ELECTRIC POWER

The energy of electricity influenced the life and development of the mankind most of all and transformed them beyond recognition. Bright illumination of night cities, substitution of powerful mechanisms for manual labour, transfer of information for huge distances and thousands other usful things — all that the man obtained, having subdued the electric energy. What once was considered God's wrath, became today the barest necessity without which the society cannot exist adequately, after all in the modern world there is no one sphere of a life, where it would be possible to manage without electricity. We understand the importance of electricity, therefore we do everything to make operation of networks uninterrupted.



06 CORPORATE GOVERNANCE



6. Corporate governance

6.1. Corporate governance principles

The practice of corporate governance of the Company is aimed at protection of shareholder rights and construction of a balanced system of mutual relations with all interested persons — employees, subsidiary and dependent companies, customers, counterparts, creditors, public authorities and other subjects of mutual relations. Realising that the extent of operation of the Company is associated with high responsibility towards shareholders and employees, the Company in its activity strives to follow principles and recommendations of the Code of Corporate Practice approved at the meeting of the Government of the Russian Federation on 28.11.2001.

OAO Kuzbassenergo top managers are confident that a high level of the corporate governance ensures more efficient management of the Company, decision-making transparency, expansion of the informational openness and development of the business ethics standards system.

Main principles of corporate governance of the Company are:

Protection of shareholder and investor rights

OAO Kuzbassenergo guarantees to all shareholders and investors the possibility to exercise their rights, the protection of which is ensured by:

- record-keeping of property rights to shares;
- maintenance and keeping of the shareholder register of the Company according to articles 44, 45, 46 of the Federal Law of the Russian Federation "On Joint-Stock Companies";
- possibility of free and fast disposal of shares owned by shareholders;
- the right to participate in the Company management by attending General Meetings of shareholders with the right to vote on all issues of their competence, participation of shareholder representatives in the work of the Board of Directors and other management and supervision bodies of the Company;
- participation in distribution of the Company profit, in particular, for dividend payout;
- the right to obtain in a regular and timely manner full and reliable information about the Company.

To protect shareholder rights, the Company charter stipulates more stringent as compared to the legislation conditions of conclusion of transactions: the terms of reference of the Board of Directors include decision-making on conclusion of transactions involving Company assets or liabilities amounting to 5 to 25 percent of the book value of the Company assets (the chronicle of transactions made by the Company in 2007 is presented in Appendix No. 1).

Transparency and informational openness

The informational policy of OAO Kuzbassenergo ensures possibility of free and easy access to the Company information, the Company aspiring to the most complete satisfaction of the need of shareholders, potential investors and professional participants of the financial market for trustworthy information about the Company's activity. Information about major events, in particular, about reforming progress, Company's financial position, results of its activity are regularly published in the mass-media by news agencies.

The informational support of Company's activity and further strengthening and expansion of contacts with mass-media is the main task of the press-service of OAO Kuzbassenergo. Thanks to regular press conferences, briefings and press tours to various facilities of OAO Kuzbassenergo journalists of central and regional mass-media obtain exact, prompt and complete information about Company's activity.

In 2007 total number of articles published in major regional mass media about the Company and OAO RAO UES of Russia exceeded one thousand. A big part thereof (48 %) had been prepared with the help or direct participation of the press-service of OAO Kuzbassenergo, the other part (24 %) — was published in mass-media under cooperation agreements.

Some materials (1.6 %) had been prepared on the basis of data presented by the PR Department of RAO UES of Russia. Interviews of top managers of the Company (67), as well as conferences, and briefings with their participation (14) represent a particular interest. The Company issues press releases (308 in 2007) which are dispatched to respective addressees (146).

The official site of OAO Kuzbassenergo www.kuzbassenergo.ru is an important source of information and an efficient communication medium. A dedicated section of the site, "To Shareholders and Investors" contains the full range of information necessary both for a general insight by interested persons, and for taking investment decisions: promptly published Company news, details of the Company management, share capital structure, including details of major shareholders of the Company, details of material facts, of data which may influence the cost of the Company securities, quarterly and annual reports, regularly updated details of basic industrial and financial performance.

According to Order No.06-117/pz-n of the Federal Service on Financial Markets of Russia dated 10.10.2006 years "Approval of Regulations on disclosing of information by the Issuers of equity securities", the Company registered on the newsline of ZAO AK&M news agency where notices on material facts are published (not later than one day from the occurrence of such facts).

Each year the Company publishes the Annual Report for shareholders containing highlights of the industrial and financial activity of the Company, as well as economic analysis of results of work for the accounting year.

Business control and management quality assessment

Business management of OAO Kuzbassenergo is controlled and assessed by the Board of Directors, the Internal Audit Commission, and the external auditor of the Company.

The daily control of financial and economic activity of the Company is performed by the Internal Audit Department.

All conditions have been created in the Company for unimpeded performance by the auditor, the Internal Audit Commission and the Internal Audit Department of their authorities. Such a control system allows to promptly reveal, prevent and restrict financial and operational risks, to reduce Company's costs.

One of means of improvement of the level of corporate governance is the development and updating of the Company by-laws, and managerial processes according to the recommendations of the Corporate Governance Code.

The annual General Meeting of shareholders of OAO Kuzbassenergo held on June 06th, 2007 approved (Minutes No.17 of 15.06.2007):

- "Regulations on payment of remunerations and compensations to the members of the Board of Directors of OAO Kuzbassenergo" in a new wording;
- OAO Kuzbassenergo Charter in a new wording.

The Board of Directors approved the "Regulations on the Internal Audit Department of OAO Kuzbassenergo" (Minutes No.6/13 of 09.08.2007) which identifies the primary goals and functions of the Internal Audit Department of the Company:

• control of compliance of financial and economic transactions made in the Company, its branches and structural divisions operations to the Company interests in order to protect Company's assets;
• analysis and development of measures on improvement of efficiency and productivity of business processes of the Company, estimation of applicability of standards, orders and techniques approved by and in force in the Company;
• carrying out internal control in subsidiary and dependent companies of the Company through Company representatives elected into internal audit commissions of subsidiary and dependent companies.

The Company continues to improve corporate interacting with its subsidiaries.

In the interests of shareholders of OAO Kuzbassenergo its subsidiaries are managed is through representatives in their management and control bodies. Such representatives, besides Company employees, include representatives of shareholders of OAO Kuzbassenergo, independent directors. In case of the most important resolutions to be taken by the management bodies of subsidiaries the Board of Directors of OAO Kuzbassenergo determines the position of its representatives.

To monitor activity of the subsidiaries a system of planned and reporting financial and economic parameters has been developed, in all subsidiaries of OAO Kuzbassenergo budgeting and business planning processes have been implemented.

6.2. Shareholder meetings

OAO Kuzbassenergo is managed on the basis of the current legislation of the Russian Federation, Company Charter, as well as the Corporate Governance Code of OAO Kuzbassenergo.

General Meeting of shareholders is the supreme management body of OAO Kuzbassenergo. The procedure of preparation and holding of General Meetings of OAO Kuzbassenergo is stipulated by the Regulations "Procedure of Preparation and Holding of General Meeting of Shareholders" and complies with Federal Law «On Joint-Stock Companies». The established procedure ensures equal attitude to all Company shareholders.

For the accounting period the Company held 4 shareholder meetings.

On 06.06.2007 (Minutes No.17 of the annual General Meeting of shareholders of OAO Kuzbassenergo of 15.06.2007).

1. Approval of the annual report, annual accounts, including profit and loss statement of the Company; distribution of Company profits (including dividend payout) and loss based on results of 2006.
2. Dividend payout based on results of the 1st quarter of 2007.
3. Election of the members of the Board of Directors of the Company.
4. Election of the members of the Internal Audit Commission of the Company.
5. Approval of the auditor of the Company.
6. Approval of the Company Charter in a new wording.
7. Payment of remunerations and compensations to the members of the Board of Directors of the Company.
8. Company participation in the Siberian Power Association.

On 06.09.2007 (Minutes No.18 of the extraordinary General Meeting of shareholders of OAO Kuzbassenergo held on 07.09.2007)

1. Determination of number, face value, class (types) of declared shares in OAO Kuzbassenergo and the rights represented by these shares.
2. Amending and supplementing the Charter of OAO Kuzbassenergo.
3. Increasing the authorised capital of OAO Kuzbassenergo by placing additional shares.

On 31.10.2007 (Minutes No.19 of the extraordinary General Meeting of shareholders of OAO Kuzbassenergo of 06.11.2007)

1. Splitting of Company shares
2. Reorganisation of OAO Kuzbassenergo in the form of takeover of OAO Kuzbassenergo Holding established as a result of reorganisation of RAO UES of Russia in the form of split-off and ratification of the Agreement on takeover of OAO Kuzbassenergo Holding by OAO Kuzbassenergo
3. Determination of number, par value, classes (types) of declared shares in OAO Kuzbassenergo and rights attached to these shares.
4. Amending and supplementing the Charter of OAO Kuzbassenergo.
5. Increasing the authorized capital of OAO Kuzbassenergo by placing additional shares through conversion into them of the shares in of the company being taken over.
6. Approval of the Underwriting Agreement being a large transaction.
7. Approval of the main terms and conditions of the Contract for supply of power to the wholesale electric power market concluded between the Company, ZAO Financial Settlements Centre and Trading System Administrator Non-Profit Partnership, being a large transaction.

On 28.12.2007 (Minutes No.20 of the extraordinary General Meeting of shareholders of OAO Kuzbassenergo of 10.01.2008)

1. Dividend payout on Company shares based on results of 9 months of 2007.
2. Approval of the main terms and conditions of the Contract for supply of power to the wholesale electric power market concluded between the Company, ZAO Financial Settlements Centre and Trading System Administrator Non-Profit Partnership stipulating for the power supply from the territory of Tom-Usinskaya State District Power Station, being a large transaction.
3. Approval of the main terms and conditions of the Contract for supply of power to the wholesale electric power market concluded between the Company, ZAO Financial Settlements Centre and Trading System Administrator Non-Profit Partnership stipulating for the power supply from the territory of Tom-Usinskaya State District Power Station and Novo-Kemerovskaya Combined Heat & Power Station, being a large transaction.

6.3. The Board of Directors

According to the Federal Law «On Joint-Stock Companies», the Charter and other by-laws of the Company the Board of Directors of the Company carries out general management of the Company activity, except for the solution of questions referred to the exclusive competence of the General Meeting of shareholders. The primary goals of the Board of Directors are long-term appreciation of the Company assets, protection of the rights and legitimate interests of its shareholders, ensuring completeness, reliability and objectivity of public information about the Company.

The Board of Directors performs strategic management of the Company, as well as ensures control of its financial and economic activity.

Members of the Board of Directors are elected by shareholders by cumulative voting for the period until the next annual General Meeting of shareholders.

Preparation and holding of the meetings of the Board of Directors are regulated by the Regulations on procedure of convocation and holding of the meetings of the Board of Directors of OAO Kuzbassenergo.

A meeting of the Board of Directors may be called on request of a member of the Board of Directors, the Internal Audit Commission, the auditor, the Chairman of the Management Board and the Management Board of the Company.

On a regular basis meetings of the Board of Directors are convoked by the initiative of the Board of Directors according to the approved plan of operation.

The Board of Directors consists of 11 members elected by the General Meeting of shareholders.

The Board of Directors elected at the General Meeting of shareholders held on June 06th, 2007, includes 5 representatives of RAO UES of Russia, 4 representatives of OAO SUEK, one representative of the state, and one representative of the Company.

Members of the Board of Directors of OAO Kuzbassenergo elected by the resolution of the annual General Meeting of shareholders of OAO Kuzbassenergo on 06.06.2007

SURNAME, NAME, PATRONYMIC	Year of birth	Place of employment, function
BOLSHAKOV Andrey Nikolaevich	1955	Expert on Fuel and Energy Complex Matters of OAO Siberian Coal Energy Company (SUEK)
DUNIN Oleg Valentinovich	1965	Chief of the Projects Implementation Support Department of Business Unit No. 2 of RAO UES of Russia

EVSEENKOVA Elena Vladimirovna	1980	Deputy Chief of the Economic Planning and Financial Control Department of Business Unit No. 2 of RAO UES of Russia
KOCHETKOVA Tatyana Vladimirovna	1978	Chief of Section of Competitive Wholesale Market of the Restructuring Control Centre Market Department of RAO UES of Russia
LISYANSKY Mikhail Eduardovich	1968	Deputy Managing Director (Business Unit No. 2)
MAZIKIN Valentin Petrovich	1945	First Deputy Governor of Kemerovo region
MIKHAILOV Sergey Nikolaevich	1959	General Director of OAO Kuzbassenergo
PLATONOV Vladimir Yurievich	1959	Member of the Management Board of RAO UES of Russia
RASHEVSKY Vladimir Valerievich	1973	General Director of OAO SUEK
SOROKIN Igor Yurievich	1974	Chief Specialist of the Power Assets Management Department of OAO SUEK
SHATSKY Pavel Olegovich	1972	Deputy Director for Power Industry, Merges and Acquisitions of OAO SUEK

** Positions are specified as of the moment of election.*

Chairman of the Board of Directors: Lisyansky Mikhail Eduardovich.

Born on October 16th, 1968.

In 1996 graduated from Ufa Petroleum Institute, civil engineer; in 2002, from the Samara State Aerospace University, economist – manager

In 2003-2005 worked in Srednevolzhskaya Inter-Regional Power Management Company, held positions of the Deputy Technical Director, Repairs; Deputy Director, Management of Service Subsidiary and Associated Companies

Since January 2006 to date — Deputy Managing Director (Business Unit No. 2) of RAO UES of Russia

Share in the authorised capital of the Company: none

Members of the Board of Directors:

Bolshakov Andrey Nikolaevich, member of the Board of Directors.

Born on March 25th, 1955.

In 1981 graduated from The N.Bauman Moscow Higher Technical School (currently – The N.Bauman Moscow State Technical University), specialisation: electromechanics engineer; 1998 to 1999 – studies in the Academy of National Economy under the Government of the Russian Federation – economics, finance, management (advanced training); 2001 to 2003 - studies in the Russian Academy for Foreign Trade – economist (the second higher education).

In 1998-2002 worked as consultant in the Ministry for Atomic Energy of the Russian Federation.

In 2002 – 2005 — Deputy Chief of Department MDM Group, Open Joint-Stock Company Siberian Coal Energy Company.

In 2005 – 2006 held the position of the Head of Power Generation Department of Limited Liability Company Profresurs

Since 2005 to date — Expert on Fuel and Energy Complex of Open Joint-Stock Company Siberian Coal Energy Company

Since 2006 to date —Director for Projects in the Fuel and Energy Complex of OOO KOIMTEK.

Share in the authorised capital of the Company: none

Dunin Oleg Valentinovich, member of the Board of Directors, member of the Audit Committee.

Born on May 22nd, 1965.

In 1988 graduated from Moscow Engineering Physics Institute, specialisation: engineer-physicist; in 1999 - from Moscow Institute of Economics and Statistics, specialisation: economist.

Head of Department Open Joint-Stock Company Srednevolzhskaya Inter-Regional Power Management Company.
Chief of the Projects Implementation Support Department of Business Unit No. 2.

In 2000 – 2004 held a position of the head of department in Srednevolzhskaya Inter-Regional Power Management Company.

Since 2004 to date — Chief of the Projects Implementation Support Department of Business Unit No. 2.
of RAO UES of Russia.

Share in the authorised capital of the Company: none

Evseenkova Elena Vladimirovna, member of the Board of Directors, Chairman of the Audit Committee, Chairman of the HR and Remunerations Committee, member of the Strategy, Investments, Finance and Budget Committee.

Born on August 27th, 1980.

In 2001 graduated from the College of the Ministry of Foreign Affairs of the Russian Federation; in 2002 – from the State University of Management.

Since 2002 to date works in RAO UES of Russia OAO, passed the way from the I category specialist to the Deputy Chief of Economic Planning and Financial Control Department of Business Unit No. 2.

Share in the authorised capital of the Company: none

Kochetkova Tatyana Vladimirovna, member of the Board of Directors.

Born on September 13th, 1978.

In 2000 graduated from the Moscow Law University specializing in jurisprudence; in 2003 completed postgraduate education in the Moscow Law University, Ph.D., Economics

During the period from 2000 to 2005 worked in the Moscow Law University; in 2003 – 2005 — Lecturer of Modern Humanitarian University.

Since 2005 to date — Chief of Section of Competitive Wholesale Market of the Restructuring Control Centre Market Department of RAO UES of Russia.

Share in the authorised capital of the Company: none

Mazikin Valentin Petrovich, member of the Board of Directors.

Born on December 17th, 1945.

In 1970 graduated from Kuzbass Polytechnical Institute, specialisation: process engineering and comprehensive mechanization of underground mining of mineral deposits, Dr.Sci.Tech., professor, full member of Academy of Mining Science, Russian Academy of Natural Science.

During the period from 1998 to 2001 worked as the Deputy Governor of Kemerovo region, Coal Industry; First Deputy Governor of Kemerovo region, Fuel and Energy Complex; First Deputy Governor of Kemerovo region in the Administration of Kemerovo region.

Share in the authorised capital of the Company: none

Mikhailov Sergei Nikolaevich, member of the Board of Directors, Chairman of the Management Board of OAO Kuzbassenergo, General Director of OAO Kuzbassenergo.

Born on February 16th, 1959.

In 1981 graduated from Novosibirsk Electrotechnical Institute, speciality: "Dynamics and Strength of Machines"; in 1994 – from Novosibirsk Institute of National Economy speciality: "Finance, Credit and Money Circulation", Ph.D., Economics

Since 2000 to date — General Director of OAO Kuzbassenergo.

During the period since 2006 till April, 2007 held a position of the General Director of OAO South Kuzbass State District Power Station.

During the period since 2006 till June, 2007 held a position of the General Director of OAO West-Siberian Combined Heat & Power Station.

During the period since 2006 till September, 2007 held a position of the General Director of OAO Kuzbass Power Sales Company.

Share in the authorised capital of the Company: none

Platonov Vladimir Yurievich, member of the Board of Directors

Born in 1959.

Education: higher

Since 1998 to date works in RAO UES of Russia OAO, during the period from 1998 to 2004 held a position of the Vice-Chairman of the Management Board, Chief of Economic Safety and Security Department, since 2004 he has been a member of the Management Board .

Share in the authorised capital of the Company: none

Rashevsky Vladimir Valerievich, member of the Board of Directors.

Born on September, 29th, 1973.

In 1995 graduated from the Financial Academy under the Government of the Russian Federation, speciality: "World Economics", in 1999 completed postgraduate studies in the Financial Academy under the Government of the Russian Federation, Ph.D., Economics

During the period from 30.05.2000 to 17.05.2004 worked as Chief of the Investment Department, Vice-Chairman of the Management Board, Chairman of the Management Board of the Joint-Stock Commercial Bank MDM

From 26.04.2004 to 17.05.2004 held a position of the General Director of ZAO Siberian Coal Energy Company (SUEK) (joint appointment).

During the period from 18.05.2004 to 30.11.2004 — General Director, on 07.07.2004 the post was renamed – General Director (President) of Siberian Coal Energy Company Holding Company.

From 30.06.2004 to 30.11.2004 — President of OAO SUEK (joint appointment).

From 30.11.2004 to 22.12.2004 — President of OAO SUEK.

From 23.12.2004 to date — General Director, Chairman of the Management Board of OAO SUEK.

Share in the authorised capital of the Company: none

Sorokin Igor Yurievich, member of the Board of Directors, member of the Audit Committee, Chairman of the Strategy, Investments, Finance and Budget Committee.

Born on April 02nd, 1974.

Education: higher

In 2001 – 2003 worked as financial directors of OAO ROKOLOR.

In 2003 – 2004 — Chief Specialist of Closed Joint-Stock Company MDM Group (renamed into ZAO SUEK, then into ZAO HC SUEK).

Since 2004 to date works in OAO SUEK, posts held:

Chief Specialist of the Power Assets Management Department; since January 2007 - Project Manager (Power Industry of Unified Power System of Siberia Project); starting from 01.08.2007 – Chief of the Project Centre of the TGC

Share in the authorised capital of the Company: none

Shatsky Pavel Olegovich, member of the Board of Directors, member of the Strategy, Investments, Finance and Budget Committee, member of the HR and Remunerations Committee.

Born on March 16th, 1972.

In 1996 graduated from the Russian New University as bachelor of law, in 1997 – from the Russian State Agrarian University by Correspondence, speciality: manager, in 2002 – from the State University of Management, speciality: lawyer.

During the period from March, 2000 to August, 2005 worked in OAO RUSAL, OAO RUSAL-UK as Chief of the Legal Department – until 2002; Chief of the Rate Policy Department – until 2004; Acting Director and then Director of the Power Department – since 03.2004.

From September, 2005 to date - Director of the Power Sector Strategy Department, Deputy Director for Power Industry, Merges and Acquisitions of OAO Siberian Coal Energy Company.

Share in the authorised capital of the Company: none

During the period from June 26th 2006 till June 6th, 2007 the Board of Directors of OAO Kuzbassenergo worked in following composition:

Chairman of the Board of Directors

Wagner Andrey Aleksandrovich

Born on August 17th, 1957.

In 1984 graduated from Krasnoyarsk Polytechnical Institute, specialisation: heat power engineer.

Places of employment and positions held during the last 5 years: Chief of Department of Power Plants of RAO UES of Russia; Deputy Managing Director of Business Unit No.2 of OAO RAO UES of Russia; General Director of OAO TGC-2.

Members of the Board of Directors of previous compositions in 2007 (personal details are stated above).

- **Bolshakov Andrey Nikolaevich**
- **Dunin Oleg Valentinovich**
- **Evseenkova Elena Vladimirovna**
- **Kochetkova Tatyana Vladimirovna**
- **Mazikin Valentin Petrovich**
- **Platonov Vladimir Yurievich**
- **Sorokin Igor Yurievich.**

During the period untill June 6th, 2007 the Board of Directors of OAO Kuzbassenergo also included the following members:

Yeliseyeva Irina Eduardovna

Born on July 22nd, 1978.

In 2001 graduated from M.Lomonosov Moscow State University, specialisation: law.

Places of employment and positions held during the last 5 years: legal adviser of ZAO TransExpert; attorney of Moscow City Bar.

Zarkhin Vitaly Yurievich

Born on July 23rd, 1976.

In 1998 graduated from the High School of Economics, specialisation: bachelor of economics, in 2000 - from the High School of Economics, specialisation: master of management.

Places of employment and positions held during the last 5 years: expert of ZAO "Analysis. Consultations and Marketing"; analyst of Moscow Representative Office of Morgan Stanley (Europe); analyst of OAO Alpha Bank; adviser of the Corporate Communications Department, Chief of the Analytical Department of OOO Evrosibenergo; senior analyst of OAO Alpha Bank; chief specialist, adviser to the Director for Power Industry, Merges and Acquisitions, Chief of the Power Industry Structural Projects Department of OAO SUEK.

Shtykov Dmitry Viktorovich

Born on March 24th, 1976.

In 1998 graduated from the Moscow State Academy of Law, specialisation: jurisprudence.

Places of employment and positions held during the last 5 years: leading expert; chief specialist; deputy chief of division; chief of division of the Corporate Policy Department of RAO UES of Russia; General Director of the Fund "Institute of Professional Directors".

In 2007 the members of the Board of Directors of OAO Kuzbassenergo did not perform any transactions involving acquisition or disposal of shares in OAO Kuzbassenergo.

In 2007 the Board of Directors of OAO Kuzbassenergo has held 33 meetings, including 2 meetings in the form of compresence at which 288 issues were considered.

Remunerations and compensations to members of the Board of Directors.

Amounts and procedure of payment of remunerations and compensations to the members of the Board of Directors of OAO Kuzbassenergo are specified by the Regulations on payment of remunerations and compensations to the members of the Board of Directors of OAO Kuzbassenergo approved by the resolution of the annual General Meeting of shareholders of OAO Kuzbassenergo on June 06th, 2007.

The Regulations do not apply to the members of the Board of Directors of the Company who are an individual executive body of the Company or a member of the collegiate executive body of the Company.

Remunerations and compensations to the Chairman and members of the Board of Directors of the Company being persons with respect to whom the Federal Law provides restriction or interdiction of reception of any payments from profit-making organisations are neither accrued nor paid.

The Regulations stipulate the following criteria of payment of remunerations to the members of the Board of Directors of OAO Kuzbassenergo: remuneration for attending meetings of the Board of Directors of the Company; remuneration for a specific net profit value according to the annual accounts approved by the General Meeting of shareholders of the Company; an extra remuneration in case of increase of the market capitalisation of the Company at a rate of 0.0175 % of the growth of the Company market value less appreciation of net assets of the Company.

In 2007 total amount of remuneration was 27,506.8 thou.

Committees of the Board of Directors.

Committees of the Board of Directors of the Company are established according to the resolution of the Board of Directors of the Company and are an advisory body ensuring an efficient fulfilment by the Board of Directors of the Company of its functions on general management of the Company activity.

Committees are not Company bodies and have no right to act on behalf the Company. Resolutions of committees have a recommendational character for the Board of Directors of the Company.

Audit Committee of the Board of Directors of the Company.

The Board of Directors of OAO Kuzbassenergo on June 29th, 2007 (Minutes No.02/13) took a decision to establish the Audit Committee of the Board of Directors of the Company.

The procedure of activity and holding of meetings of the Audit Committee of the Board of Directors of OAO Kuzbassenergo is governed by the Regulations on Audit Committee approved by the Board of Directors of the Company on 29.06.2007.

The full text of the Regulations on Audit Committee is available on the Company website at:
http://www.kuzbassenergo.ru/company/doc/inner/.

The main objective of creation of the Committee is to provide for an efficient work of the Board of Directors of the Company in solution of questions within his terms of reference.

The main task of the Committee is development and submission of recommendations (conclusions) to the Board of Directors of the Company in the field of audit and accounting of the Company.

Members of the Audit Committee as of December 31st, 2007:

1. Evseenkova Elena Vladimirovna — Deputy Chief of Economic Planning and Financial Control Department of Business Unit No. 2 of OAO of RAO UES of Russia, Chairman of the Committee;
2. Dunin Oleg Valentinovich — Chief of the Projects Implementation Support Department of Business Unit No. 2.
of RAO UES of Russia;
3. Sorokin Igor Yurievich — Project Manager (Power Industry of Unified Power System of Siberia Project) of OAO SUEK.

HR and Remunerations Committee of the Board of Directors of the Company.

On June 29th, 2007 (Minutes No.02/13) the Board of Directors of OAO Kuzbassenergo resolved to create the HR and Remunerations Committee of the Board of Directors of the Company.

The procedure of activity and holding of meetings of the HR and Remunerations Committee of the Board of Directors of OAO Kuzbassenergo is governed by the Regulations on HR and Remunerations Committee approved by the Board of Directors of the Company on 29.06.2007

The full text of the Regulations on HR and Remunerations Committee is available on the Company website at: http://www.kuzbassenergo.ru/company/doc/inner/

The main objective of creation of the Committee is to provide for an efficient work of the Board of Directors of the Company in solution of questions within his terms of reference.

The main task of the Committee is development and submission of recommendations (conclusions) to the Board of Directors of the Company in directions of activity of the Board of Directors in the field of HR, social and labour policy of the Company.

Composition of the HR and Remunerations Committee as of December 31st, 2007:

1. Evseenkova Elena Vladimirovna — Deputy Chief of Economic Planning and Financial Control Department of Business Unit No. 2 of OAO of RAO UES of Russia, Chairman of the Committee;
2. Shatsky Pavel Olegovich — Deputy Director for Power Industry, Merges and Acquisitions of OAO Siberian Coal Energy Company;
3. Shulin Maxim Igorevich — representative of the "Institute of Professional Directors" Fund.

Strategy, Investments, Finance and Budget Committee of the Board of Directors of the Company.

The Board of Directors of OAO Kuzbassenergo on June 29th, 2007 (Minutes No.02/13) resolved to establish the Strategy, Investments, Finance and Budget Committee of the Board of Directors of the Company.

The procedure of activity and holding of meetings of the Strategy, Investments, Finance and Budget Committee of the Board of Directors of OAO Kuzbassenergo is governed by the Regulations on Strategy, Investments, Finance and Budget Committee approved by the Board of Directors of the Company of 29.06.2007

The full text of the Regulations on Strategy, Investments, Finance and Budget Committee is available on the Company website at: http://www.kuzbassenergo.ru/company/doc/inner/

The main objective of creation of the Committee is to provide for an efficient work of the Board of Directors of the Company in solution of questions within his terms of reference.

The main task of the Committee is development and submission of recommendations (conclusions) to the Board of Directors of the Company in the field of finance administration and budgeting of the Company.

Members of the Strategy, Investments, Finance and Budget Committee as of December 31st, 2007:

1. Zhelyabovsky Yury Anatolevich — Chief of Department of Economic Planning and Financial Control of Business Unit No.2 of OAO RAO UES of Russia;
2. Evseenkova Elena Vladimirovna — Deputy Chief of Economic Planning and Financial Control Department of Business Unit No. 2 of OAO of RAO UES of Russia;
3. Krasnopevtseva Vlada Sergeevna — chief of division of the Projects Implementation Support Department of Business Unit No. 2 of RAO UES of Russia OAO;
4. Shatsky Pavel Olegovich — Deputy Director for Power Industry, Merges and Acquisitions of OAO SUEK;
5. Sorokin Igor Yurievich — Project Manager (Power Industry of Unified Power System of Siberia Project) of OAO SUEK, Chairman of the Committee;
6. Zarhin Vitaly Yurievich — Chief of the Power Industry Structural Projects Department of OAO SUEK;
7. Shulin Maxim Igorevich — representative of the "Institute of Professional Directors" Fund.

Reliability Committee of the Board of Directors of the Company.

On April 18th, 2007 the Board of Directors of OAO Kuzbassenergo resolved (Minutes No.20/12) to establish a Reliability Committee of the Board of Directors of the Company.

The procedure of activity and holding of meetings of the Reliability Committee of the Board of Directors of OAO Kuzbassenergo is governed by the Regulations on Reliability Committee approved the Board of Directors of the Company on 18.04.2007.

The full text of the Regulations on Reliability Committee is available on the Company website at:
http://www.kuzbassenergo.ru/company/doc/inner/

The main objective of creation of the Committee is to provide for an efficient work of the Board of Directors of the Company in solution of questions within his terms of reference.

The main task of the Committee is development and submission to the Board of Directors of the Company of recommendations (conclusions) in the following lines of activity of the Board of Directors:

- expert evaluation of investment programs and plans on repair and modernisation of equipment, reconstruction of buildings and structures of power facilities, from the point of view of ensuring compliance with the requirements of comprehensive reliability, and analysis of their performance;
- estimation of sufficiency of provisions scheduled to be fulfilled upon analysis of on results of accidents and serious technological breakdowns, and completeness of their fulfilment;
- estimation of activity of the Company in terms of:
• ensuring comprehensive reliability of equipment, buildings and structures;
• ensuring serviceable and safe condition of capital assets and bringing to the notice of the Company management of information on predicted risks of reliability of their functioning;
• analysis of risks of comprehensive reliability of power facilities of the Company and the measures taken for their minimisation.

Members of the Reliability Committee as of December 31st, 2007:

1. Titov Roman Vladimirovich — Chief of the Division of Implementation of Investment Programs of the Investment and Technical Policy Department of Business unit No.2 of OAO of RAO UES of Russia, Chairman of the Committee;
2. Permamedov Yury Nasibovich — Chief of the Local Center of the Regional Enterprise Sibirenergotehnadzor;
3. Gretsinger Yury Aleksandrovich — Deputy General Director, Production — Technical Director of OAO Kuzbassenergo;
4. Kutyrev Alexei Valerievich — Chief of Technological Department of OAO Kuzbassenergo;
5. Parshukov Maxim Leonidovich — Chief Engineer of Barnaul branch of OAO Kuzbassenergo;
6. Petelin Sergei Aleksandrovich — Project Manager of the Generation Development Centre of OAO SUEK;
7. Gomanov Valery Konstantinovich — Chief of the Power Industry Division of the Fuel and Energy Complex Department of the administration of Kemerovo region.

6.4. Executive bodies

The day-to-day activity of the Company is managed by the sole executive body — General Director who is the key link of the corporate governance system. According to the Company Charter the General Director is accountable to the General Meeting of shareholders and the Board of Directors of the Company. The General Director is elected by the Board of Directors and the Board of Directors may at any time resolve to terminate his authorities. The authorities of the General Director may be terminated on grounds specified by the legislation of the Russian Federation and the employment contract.

Holding by the General Director of other offices in the management bodies of other organisations, as well as other offices of profit in other organisations, is allowed only with the consent of the Board of Directors of the Company.

Criteria of remuneration of the General Director are based on the results of Company's activity. His remuneration consists of the official salary and bonuses for achievement of key parameters set forth by the Board of Directors.

The General Director quarterly reports to the Board of Directors about his activity.

Since 2000 of functions of the General Director of OAO Kuzbassenergo are performed by Mikhailov Sergei Nikolaevich.

Born on February 16th, 1959.

In 1981 graduated from Novosibirsk Electrotechnical Institute, speciality: "Dynamics and Strength of Machines"; in 1994 – from Novosibirsk Institute of National Economy speciality: "Finance, Credit and Money Circulation", Ph.D., Economics

Since 2000 to date — General Director of OAO Kuzbassenergo.

During the period since 2006 till April, 2007 held a position of the General Director of OAO South Kuzbass State District Power Station.

During the period since 2006 till June, 2007 held a position of the General Director of OAO West-Siberian Combined Heat & Power Station.

During the period since 2006 till September, 2007 held a position of the General Director of OAO Kuzbass Power Sales Company.

Is a member of the Board of Directors of the following legal entities:

Open Joint-Stock Company Bank Alemar, member of the Board of Directors.

The Management Board of OAO Kuzbassenergo is accountable to the General Meeting of shareholders and the Board of Directors of the Company. It carries out operational management of the Company activity. The main attention during the Management Board meetings is given to the issues of development of the Company, improvement of the management structure, formation of business strategy, matters of investment and HR policy, work aimed at decreasing the degree of affiliation of subsidiary and dependent companies of the Company.

Members of the Management Board of OAO Kuzbassenergo:

1. Mikhailov Sergei Nikolaevich — Chairman of the Management Board of the Company.

2. Grebennikov Alexei Antonovich — member of the Management Board of the Company.

Year of birth: 1939.

Higher education, in 1961 graduated from Altai Polytechnical Institute

Places of employment and positions held during the last 5 years: First Deputy General Director; First Deputy General Director on General Issues; Adviser to the General Director of OAO Kuzbassenergo on General Issues.

Share in the authorised capital of the Issuer: none.

3. Gretsinger Yury Aleksandrovich — member of the Management Board of the Company.

Year of birth: 1953.

Higher education, in 1975 graduated from Tomsk Polytechnical Institute, speciality: "Electrical systems and grids", Ph.D, Economics.

Places of employment and positions held during the last 5 years: Deputy General Director, Capital Construction; Deputy General Director, Production/Technical Director of OAO Kuzbassenergo.

Share in the authorised capital of the Issuer: none.

4. Erofeev Alexander Kupriyanovich — member of the Management Board of the Company.

Year of birth: 1959.

Educational background: Higher education, in 1981 graduated from Novosibirsk Electrotechnical Institute; speciality: "Dynamics and strength of machines", in 1997 – from the Siberian Institute of Finance and Banking.

Places of employment and positions held during the last 5 years: OAO Kuzbassenergo, Assistant to the General Director on Receivables - Chief of the Marketing and Investment Planning Department; Deputy General Director, Receivables and Re-Structuring; Deputy General Director, Corporate Governance; Deputy General Director, Production Support.

Share in the authorised capital of the Issuer: none.

5. Skorokhodov Dmitry Viktorovich — member of the Management Board of the Company.

Year of birth: 1977.

Educational background: Higher education, in 1999 graduated from Kemerovo State University, faculty of law.

Places of employment and positions held during the last 5 years: OAO Kuzbassenergo, Assistant to the General Director on Legal Matters; Chief of the Legal Department; Deputy General Director, Corporate Governance.

Share in the authorised capital of the Issuer: 0.0008 %.

6. Lavrov Alexander Mikhailovich — member of the Management Board of the Company.

Year of birth: 1950.

Educational background: Higher education, Doctor of Economics, full correspondent member of the Academy of Natural Science of the West-Siberian Branch (academician), in 1974 graduated from Tomsk Polytechnical Institute; speciality: applied mathematics.

Places of employment and positions held during the last 5 years: Administration of Kemerovo Region, Deputy Governor of Kemerovo Region, Economy and Finance; General Manager of Kuzbass Projects of the Representative office of Limited Liability Company Elke Trading; Head of the Marketing Department of Kemerovo State University; OAO Kuzbassenergo, Deputy General Director, Economy and Finance.

Share in the authorised capital of the Issuer: none.

7. Sheibak Yuri Vladimirovich — member of the Management Board of the Company.

Year of birth: 1953.

Educational background: Higher education, in 1975 graduated from Novosibirsk Electrotechnical Institute; speciality: "Power plants", in 2004 - from Academy of National Economy under the Government of the Russian Federation; speciality: "Management of company development".

Places of employment and positions held during the last 5 years: OAO Kuzbassenergo, Deputy Technical Director, Operation and Perspective Development; Deputy General Director, Marketing and Sales.

Share in the authorised capital of the Issuer: none.

No member of the Management Board was brought to administrative responsibility for offences in the fields of entrepreneurial activity, finance, taxes, and stock market.

In the accounting year no claims against members of the Management Board of the Company were raised.

Remunerations are paid to members of the Management Board of OAO Kuzbassenergo for discharging of their functions and include the official salary stipulated by the contract, as well as bonuses determined based on results of work for the period, on the basis of parameters of the Russian financial reporting. The amounts of remuneration are approved by the Board of Directors of OAO Kuzbassenergo. Members of the Management Board also receive extra premiums the amount of which are approved by the Chairman of the Management Board proceeding from the assessment of the contribution of each member of the Management Board to the general result of work.

Payments to all members of the Management Board (except for the Chairman of the Management Board — General Director) in 2007 amounted to 54,582.9 thou. RUB.

The full text of the Regulations on the Management Board of OAO Kuzbassenergo is available on the Company web-site http://www.kuzbassenergo.ru/company/doc/inner/

The day-to-day activity of the Company is managed by the sole executive body — General Director and the collegiate executive body — the Management Board of the Company. The procedure of appointment and termination of authorities is governed by article 20 of the Company Charter.

6.5. Internal Audit Commission

The Internal Audit Commission of OAO Kuzbassenergo is a permanent body of internal control of the Company, independent of officials of the management bodies of the Company and the executive personnel of the Company.

In its activity the Internal Audit Commission is guided by the authorities specified by the Federal Law «On Joint-Stock Companies», the Company Charter, the Regulations on the Internal Audit Commission of OAO Kuzbassenergo and other Company by-laws. To control financial and economic activity of the Company and to supervise financial and economic operations for compliance with the legislation of the Russian Federation and the Company Charter, as well as to conduct independent estimation of the financial standing of the Company the Internal Audit Commission carried out documentary checks (auditing) of financial and economic activity of OAO Kuzbassenergo in 2007. On the basis of these checks and the Auditor's Opinion of the Company auditor the Internal Audit Commission made up the Conclusion which confirms reliability of data contained in reports and other financial documents of the Company for 2006. copies of the Conclusion are submitted to the Board of Directors and to the General Director of the Company.

According to the Company Charter the number of members of the Internal Audit Commission is 5 (five). In compliance with statutory requirements the Internal Audit Commission is elected each year by the annual General Meeting of shareholders. The annual General Meeting of shareholders of the Company held on June 21st, 2002 approved the Regulations on the Internal Audit Commission of OAO Kuzbassenergo. The resolution of the annual General Meeting of shareholders of the Company of June 26th, 2006 approved the Regulations on payment of remunerations and compensations to the members of the Internal Audit Commission of OAO Kuzbassenergo in a new wording. The main terms and conditions of payment of remunerations and compensations to the members of the Internal Audit Commission contained in the Regulations are the following:

- remunerations and compensations shall be paid by the Company in a monetary form;
- any member of the Internal Audit Commission shall be compensated for the costs associated with participation in the meetings of the Internal Audit Commission of the Company and carrying out of checks, according to the Company rates of reimbursement of travelling and living expenses effective at the time of the meeting or the check;
- for participation in a check (audit) of financial and economic activity of the Company a member of the Internal Audit Commission shall be entitled to a lumpsum remuneration at a rate of the amount equivalent to five minimum month tariffs of a first category worker taking into account indexation established by the branch tariff agreement;
- the members of the Internal Audit Commission of the Company shall be paid an extra remuneration for each performed check (audit) of financial and economic activity of the Company to the amount not exceeding twenty minimum month tariffs of a first category worker taking into account indexation established by the branch tariff agreement;
- the amount of remuneration to be paid to the Chairman of the Internal Audit Commission of the Company shall be increased by 50 %.

The full text of the Regulations on the Internal Audit Commission and the Regulations on payment of remunerations and compensations to the members of the Internal Audit Commission is available on the Company web-site at:
http://www.kuzbassenergo.ru/company/doc/inner/

Until the annual General Meeting of shareholders of the Company held on 06.06.2007 the Internal Audit Commission consisted of members elected on the shareholder meeting of 26.06.2006.

Surname, name, patronymic	Place of employment, position
SMIRNOVA Elena Evgenievna	Chief of Department of Internal Audit Commissions of Business Unit No.2 of OAO RAO UES of Russia
MUKHIN Mikhail Viktorovich	Leading Expert of the Department of Logistics and Procurement of Business unit No.2 of OAO RAO UES of Russia
AKHRIMENKO Dmitry Olegovich	Chief Expert of the Corporate Governance and Shareholder Relations Department of the Corporate Center of RAO UES of Russia
SKLYAROV Dmitry Vladimirovich	Chief of the Department of financial control and analysis of the Distribution Grid Company OAO RSK of the Centre and the North Caucasus
SHVETSOVA Marina Vladimirovna	Chief Specialist of the Power Assets Management Department of OAO SUEK

At the annual General Meeting of shareholders of the Company held on June 06th, 2007 the following persons were elected members of the Internal Audit Commission:

Smirnova Elena Evgenevna — Chairman of the Internal Audit Commission.

Born on August 31st, 1976.

In 1998 graduated from Volgograd State University.

Places of employment and positions held during the last 5 years: Deputy Chief Accountant, internal auditor of OOO Avikom A; Adviser on functioning of internal audit commissions of the Representative office of RAO UES of Russia "Tsentrenergo"; Deputy General Director, Economy of ZAO Transservisenergo; Chief of Department of Auditing Commissions of Business Unit No.2 of OAO RAO UES of Russia.

Akhrimenko Dmitry Olegovich

Born on March 19th, 1977.

In 1998 graduated from Kiev National Economic University, bachelor in jurisprudence. In 2000 graduated from the Russian Academy of Law, specialist in jurisprudence; in 2002 – from the Diplomatic Academy of the Ministry of Foreign Affairs of the Russian Federation, specialist in the field of international relations.

Places of employment and positions held during the last 5 years: OOO Emerkom-Spetsmontazh, lawyer; OAO NOVATEK, leading expert; Corporate Governance and Shareholder Relations Department of the Corporate Center of RAO UES of Russia, chief expert.

Bukvin Mikhail Sergeevich

Born in 1977.

In 2005 graduated from the State University of Management

Places of employment and positions held during the last 5 years: Leading Expert of the Economy and Planning Section of the Economic Planning and Financial Control Department; Chief of Section of Economic Planning and Financial Control Department of Business Unit No.2 of OAO RAO UES of Russia.

Kleshnina Natalia Viktorovna

Born in 1965.

Formation: higher education

Places of employment and positions held during the last 5 years: Leading Expert of the Internal Audit Department of the Corporate Centre of RAO UES of Russia.

Shvetsova Marina Vladimirovna

Born on June 21st, 1964.

In 1987 graduated from Gorki Institute of Engineers of Water Transport; in 2001 from Nizhniy Novgorod Academy of the Ministry of Interior of Russia; speciality: finance and credit; qualification: economist, lawyer

Places of employment and positions held during the last 5 years: director of auditing firm OOO Finance and Law; Chief Expert of the Capital Management Department of Business Unit No. 2 of RAO UES of Russia; Chief Specialist of the Power Assets Management Department of OAO SUEK.

Members of the Internal Audit Commission may not simultaneously be members of the Board of Directors, or hold other positions in the management bodies of the Company.

Total amount of remunerations and compensations paid to the members of the Internal Audit Commission based on results of 2007 was 251.3 thou. RUB.



LIGHT

Light is really an invaluable gift of the nature to the man. Without light the man possibly would never be such as he is now. Light perceived by an eye allows to obtain 90 % of information about the space surrounding us: to see the purposes and dangers, to distinguish black from white, to enjoy vividness of colours of this world and to learn it constantly. Light on service of the man provides a possibility to [illegible] irrespective of the time of the day and, hence, to have time to do much more in the life, which makes the energy of light one of the most significant factors of progress of the whole mankind. We know how light is important, therefore we make everything to prevent it from going out.



07 SHARE CAPITAL

7. Share capital

7.1. Emission activity

Date of state registration of the issue: 25.07.1994.
State registration number of the issue: 39-1п-00374.
Issued: 3,030,819 ordinary registered uncertificated shares with a face value of 1 (one) RUB.
Method of placement: private subscription.
The report on results of the issue was registered on 25.10.1999.

Date of state registration of the issue: 23.11.1995.
State registration number of the issue: 39-01-00970.
Issued: 603,132,981 ordinary registered uncertificated shares with a face value of 1 (one) RUB.
Method of placement: among shareholders pro rata their share in the authorised capital of the Company.
The report on results of the issue was registered on 27.03.1996.

According to the order of the Federal Commission for the Securities Market of Russia No.03-1210/p of June 24th, 2003 additional issues of equity securities of Kuzbass Power and Electrification Open Joint-Stock Company were consolidated, as a result of which:

The following state registration numbers assigned to the issues of ordinary registered uncertificated shares of Kuzbass Power and Electrification Open Joint-Stock Company were nullified:

39-1п-00734 of 25.07.1994;

39-1-00970 of 23.11.1995.

The mentioned issues of ordinary registered uncertificated shares of Kuzbass Power and Electrification Open Joint-Stock Company were assigned the state registration number **1-01-00064-A of June 24th, 2003.**

Date of state registration of the additional issue: 06.11.2007.
State registration number of the issue: 1-01-00064-A-001D.
Issued: 100,000,000 ordinary registered uncertificated shares with a face value of 1 (one) RUB.
Method of placement: public subscription.
The report on results of the issue was registered on 19.12.2007.

As of December 31st, 2007 the authorized capital of OAO Kuzbassenergo was 706,163,800 (seven hundred and six million one hundred sixty three thousand eight hundred) roubles.

The company placed 706,163,800 ordinary registered uncertificated shares with the same face value of 1 (one) rouble each.

Structure of the share capital of OAO Kuzbassenergo

Shareholder type	% of the total nuber of shares as of:	
	31.12.2006	31.12.2007
Individual holders	2.45	1.89
Holders - legal entities	0.18	0.11
Nominee holders	97.36	98.00
Trustees	0.01	0.01
Federal property	0.00	0.00
Property of a constituent entity of the Russian Federation	0.00	0.00
TOTAL	**100.00**	**100.00**

List of shareholders holding more than 5 % of the Company authorised capital

Shareholder name	Share in the authorised capital as of:	
	31.12.2006	31.12.2007
Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia (the shares are registered in the shareholder register of OAO Kuzbassenergo in name of the nominee holder, OOO Depository and Corporate Technologies	49.00	42.06
Open Joint-Stock Company Siberian Coal Energy Company ((the shares are registered in the shareholder register of OAO Kuzbassenergo in name of a nominee holder):	43.48	44.02
- Open Joint-Stock Company ALPHA BANK	43.48	17.17
- ING BANK (EURASIA) ZAO (Private Joint-Stock Company)	-	23.34
- Closed Joint-Stock Company Depository and Clearing Company	-	3.51

There are no other persons holding more than 5 % of shares of the authorised capital of the Company. As of 31.12.2007 the Company had no treasury shares. The Company has no shares under crossholding.

Total number of persons registered in the shareholder register of OAO Kuzbassenergo, as of 31.12.2007: 1,291.

In particular:

- Individual holders: 1,245 (including 7 non-residents);
- Holders - legal entities: 37 (including 1 non-resident);
- Nominee holders: 9.

Structure of property of affiliated companies (general characteristic)

The share capital of RAO UES of Russia as of December 31st, 2007 was 21,558,451,684 RUB and was divided into 43,116,903,368 shares with a par value of 50 copecks each, including 41,041,753,984 ordinary and 2,075,149,384 preference shares.

The state owns 22,715,371,537 shares or 52.68 % of all issued shares.

Number of shares of OAO of RAO UES of Russia held by the state

As of 31.12.2007	Number of securities	Share in the authorised capital, %
Ordinary shares		
State property — total	22,569,848,313	52.3457
Including:		
Owned by the Federal Agency for Management of Federal Property	22,569,834,761,	52.3457
Regional property funds	13,552	0.00003
Preference shares		
State property — total	145,523,224	0.3375
Including:		
Owned by the Federal Agency for Management of Federal Property	145,523,224	0.3375

Largest shareholders of RAO UES of Russia (as of December 31st, 2007)

	Share of the authorised capital, %
The Russian Federation represented by the Federal Agency for Management of Federal Property	52.6832
OOO Depository and Corporate Technologies	14.0094
Non-profit partnership National Depository Centre (nominee holder)	9.6654
ZAO ING BANK (Eurasia) (nominee holder)	9.3820
ZAO Depository and Clearing Company (nominee holder)	5.0371

The authorized capital of OAO SUEK is 1,287,000 (One million two hundred eighty seven thousand) roubles and consists of 257,400,000 (Two hundred fifty seven million four hundred thousand) ordinary registered shares with a face value of 0.005 (point zero zero five) rouble each.

OAO SUEK shareholders as of December 31st, 2007 are:

- **DONALINK LIMITED** — 99.84 % of the authorised capital of the Company;
- **ZAO KRASNOYARSKAYA MINE** — 0.16 % of the authorised capital of the Company.

7.2 Trading of shares in the stock markets

OAO Kuzbassenergo shares began to be traded in the off-list sector of ZAO Moscow Interbank Currency Exchange from July 23rd, 2003, of Non-Profit Partnership Russian Trading System Stock Exchange — from June, 23rd, 1997, of OAO Russian Trading System Stock Exchange (hereinafter referred to as OAO RTS) — since November, 23rd, 2004. Ordinary shares of OAO Kuzbassenergo are included in the list "Exchange Market of OAO RTS". On August, 01st the shares were included in the Quotation List B in the Classical and Exchange markets of OAO RTS, and since September 04th, 2007 they are admitted to trading in the Quotation List B of Moscow Interbank Currency Exchange.

Volume of trading of shares in OAO Kuzbassenergo at OAO RTS in the Classical market in 2007 was 8,274.8 thou. USD, in the Exchange market — 8,410.5 thou. RUB, in Moscow Interbank Currency Exchange market — 442,408.3 thou. RUB.

Total number of shares of OAO Kuzbassenergo with respect to which transactions were made in 2007 was 2.13 % of the total number of placed shares. In all, 4,769 transactions were made during the above period.

A part of shares in OAO Kuzbassenergo in the form of depository receipts (American Depository Receipts) are traded outside of the Russian Federation.

In 1997 of OAO Kuzbassenergo carried out the ADR (American Depository Receipts) program with Company shares within the framework of Rule 144 of the US Securities Exchange Act. Currently sponsored ADR of the first level are traded, the share of the Company shares deposited under depository receipts as of 31.12.2007 is 0.93 % of the Company authorised capital, or 5,609,300 (Five million six hundred and nine thousand three hundred) shares.

THE BANK OF NEW YORK INTERNATIONAL NOMINEES is the depositary of the Program. One depository receipt corresponds to 10 shares in the Company. Depository receipts for the Company share are traded on the OTC market of the USA, at Berlin and Frankfurt Stock Exchanges.

OAO Kuzbassenergo market capitalisation for 2004 – 2007 (in RUB)

31.12.2004	31.12.2005	31.12.2006	31.12.2007
24 389 890 000*	15 145 699 631	44 359 066 884	42 938 049 211

* Market capitalisation as of 31.12.2004 was determined by the value of net assets of the Issuer, because during the last 90 business days less than ten transactions had been made through trade organizers (OAO RTS Stock Exchange, ZAO Moscow Interbank Currency Exchange). The value of net assets of OAO Kuzbassenergo was calculated using the method specified in the "Procedure of estimation of cost of net assets of joint-stock companies" approved by the Order of the Ministry of Finance of Russia and Federal Commission on Securities of Russia No.10n/03-6/pz of 29.01.2003.

Volume of trading at MICEX and OAO RTS

Market price of shares in OAO Kuzbassenergo


1.800.000 pcs
1.600.00
1.400.000
1.200.000
1.000.000
800.000
600.000
400.000
200.000
0,0
120 thou. RUB
100
80
60
40
20
0
January
February
March
April
May

Market capitalisation as of 31.12.2005 was determined proceeding from the price under 10 largest transactions for 3 months, equal to 24.98615 RUB according to OAO RTS Stock Exchange, and amounted to 15,145,699,631 RUB (24.98615 × 606,163,800).

Market capitalisation as of 31.12.2006 and 31.12.2007 was calculated as product of the number of shares by the market price of one share established by ZAO Moscow Interbank Currency Exchange since during the last business day more than 10 transactions had been made with the securities.

7.3. Dividend history

When calculating and paying out dividend, OAO Kuzbassenergo complies with the requirements of Federal Law «On Joint-Stock Companies» and the Company Charter.

Based on results of the 1st quarter of 2007 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "That based on results of the 1st quarter of 2007 dividend be paid on ordinary shares in the Company at a rate of 0.018955 RUB per one ordinary share in the Company in a monetary form within 60 days from the date of making decision about such a payment" (minutes No.17 of 06.06.2007) . Total amount of dividend accrued was 11,489,834.829 RUB

Period	Amount paid on one share, RUB	Total amount of dividend accrued, RUB	Dividend share in the profit, %
In 2005 based on performance for 9 months of 2005	0.670461	406,409,187.51,	36.71
In 2006 based on performance for the 1st quarter of 2006	0.329983	200,024,000.00	58.78
In 2007 based on performance for the 1st quarter of 2007	0,018955	11,489,834.83	0,39


MICEX
OAO RTS
Market price of shares of OAO Kuzbassenergo,
1.800.000 pcs
1.600.00
120 thou. RUB
80
1.000.000
800.000
400.000
0
June
July
August
September
October
November
December

HEAT

During all periods of its life, to survive, the mankind needed not only food and water, but also warmth. As soon as man learnt to obtain heat, having tamed fire, he at once asked himself how to maintain it. The time went, technologies of generation of heat were improving, and frosts were not any more so terrible to man. In due course the progress has definitively relieved man of the daily care of heating his house, but raised another problem: how to make heat consumption optimum, how to learn to use it thoughtfully? Today we are doing everything that is within our forces to maintain the optimum balance between real requirements of people for heat and its production.



08

OVERVIEW OF FINANCIAL RESULTS



8. Overview of financial results

8.1. Sales

Based on results of financial and economic activity of the Company in 2007 the proceeds from sale of marketable products amounted to 18,719,583 thou. roubles, that is by 1,114,877 thou. roubles (6.3 %) more than for the same period of the previous year.

Proceeds from sale of energy amounted to 18,343,211 thou. roubles or 98.0 % of total proceeds, proceeds from sale of other products, works and services amounted to 376,372 thou. roubles (2.0 %). As compared to 2006 there were the following changes:

Electric power sales decreased by 658,908 thou. RUB (5.1 %). The main cause was spinning off of generating companies South Kuzbass State District Power Station and West-Siberian Combined Heat & Power Station;

Heat energy sale increased by 1,991,403 thou. RUB (49.5 %) due to the opening of Barnaul branch with a network of customers;

Other sales decreased by 217,618 thou. RUB (63.4 %), in particular, due to reduction of sales of other products, works, and services of industrial character by 282,396 thou. roubles, or by 51.7 %;

Profitability of sales for the accounting period was 3.4 % (as compared to 8.3 % for the same period of the previous year).

Sale of electric energy (power)

In 2007 the Company was selling electric energy (power) in the wholesale and retail markets.

The electric energy (power) was supplied to the Wholesale Energy (Power) Market according to the rules established by the Decrees of the Government of the Russian Federation: No.643 of 24.10.2003 "Regulations on the Wholesale Market of Electric Energy (Power) in the Transition Period" and No.529 of 31.08.2006 "On Improvement of Functioning of the Wholesale Market of Electric Energy (Power)". These rules stipulate several mechanisms of trade on the Wholesale Power Market:

The market of Regulated Bilateral Contracts (RBCs) regulates the sale of 2 products: electric energy and power.

The price for electric energy and power is established according to the tariffs approved by the Federal Tariff Service of Russia. Tariffs for 2007 are established in compliance with order No.484-e/5 of the Federal Tariff Service of Russia of 29.12.2006.

While in 2006 Regulated Bilateral Contracts were concluded for the whole amount of production of electric power according to the anticipated balance approved by the Federal Tariff Service of Russia, since 2007, the volumes of electric energy (power) sold on the Wholesale Power Market by regulated prices have been systematically decreasing. The rates of decrease (liberalisation) are established by the Governmental order of the Russian Federation of 07.04.2007 No.205 "Amendment of some acts of the Government of the Russian Federation concerning determination of volumes of sale of electric power at free (nonregulated) prices". In the first half of 2007 the liberalisation level was 5 %, in the second half — 10 % (disregarding power consumption by the population).

Capacity in the Regulated Bilateral Contracts (the value of installed capacity included in the anticipated balance approved by the Federal Tariff Service of Russia, P_{inst} for 2007) is 4,372 MW. Final calculation of financial liabilities for power sold under RBCs, was carried out according to monthly contractual volumes at power prices established by the Federal Tariff Service of Russia adjusted by a reducing factor of the power cost caused by the failure to meet in full commitments on maintaining the availability of the generating equipment for generation of electric energy in the price zone.

In 2007 OAO Kuzbassenergo concluded on the Wholesale Power Market 638 Regulated Bilateral Contracts with customers for sale electric energy and power. Almost all settlement of accounts for the supplied electric energy (power) were made under schedules of payments (appendices to concluded RBCs). The accounts receivable as of 31.12.2007 was 1,969 thou. RUB (0.009 % from the schedule of payments), including: OAO Gukovugol — 1,272 thou. RUB, OAO Nizhnovatomenergosbyt — 383 thou. RUB

In all in 2007 the Company supplied on the market of Regulated Bilateral Contracts of the Wholesale Power Market 20,834,191 MW·h of electric power; actual proceeds amounted to 11,410.599 million RUB.

The "day-ahead" market under agreements for sale (purchase) of electric energy based on results of competitive selection of day-ahead price quotations with determination of hour equilibrium reference prices and volumes of delivery (purchase). In 2007 actual proceeds in the "day-ahead" market amounted to 800,859 thou. RUB

The balancing market under agreements for sale (purchase) of electric energy based on results of competitive selection of quotations for system balancing. Participation in the balancing market is a compulsory condition for all participants of the Wholesale Power Market.

On the basis of results of competitive selection of day-ahead price quotations the System Operator plans electrical power regimes and modes of operation of suppliers and buyers of the electric power. If as a result of competitive selection a part or the whole volume of scheduled production is not included in the plan, a generation may either restrict its production by the level of the trading schedule, or purchase the lacking volume on the balancing market. Deviations of actual parameters from the plan are determined and paid within the framework of the balancing market. In 2007 actual proceeds on the balancing market amounted to 105,007 thou. RUB.


Electric energy:
6,568 million RUB
58 %
Power:
4,843 million RUB
42 %

Structure of proceeds in the market of Regulated Bilateral Contracts by product kinds in 2007
11,411 million RUB

Sale of electric energy and power on Wholesale Power Market in 2007

Market		Volume, el. energy — million kWh; power — MW	Price, el. energy — rub/kWh; power — rub/MW	Proceeds, million RUB
RBC	electric energy	20,834	315.25	6,568.052
	power	4,313.672	93,550.36	4,842.547
"Day-ahead" market (DAM)	electric power	2,100	381.43	800.859
Balancing market (BM)	electric power	393	267.31	105.007
TOTAL	electric energy	23,327	527.96	12,316.465

Dynamics of useful supply at the Wholesale Power Market in 2007

MW/h

Total

RBC

DAM + BM

From the moment the Company started operation on the Wholesale Power Market (September, 2006) proceeds from electric energy and power sales and cash flows are stable and predictable. This is secured by contractual, financial settlement system and organisation of payments in the market. But as the Wholesale Power Market is liberalised, the share of Regulated Bilateral Contracts decreases and the domain of competitive markets extends. Therefore, essential risk factors of the Company will include price uncertainty and high daily and seasonal volatility of prices that will lead to deterioration of stability of proceeds and cash flows.

The results of operation at the Wholesale Power Market in 2006-2007 demonstrate that within a day volatility of prices may reach 200-500 %. This condition it is caused by sharply non-uniform consumption schedule during 24 hours of a days. As a result of consumption growth during a day most demanded is more expensive generation, while at night prices may fall down to zero. And situations are quite possible when electric power on the "day-ahead" market is sold at a price close to zero or considerably lower than the fuel component, and purchased at high prices.

The seasonal nature of the pricing is conditioned by: price rise in summer months due to repair of a part of generating and electrical network equipment; decrease of prices during high water periods in the Unified Power System of Siberia where river plants are predominating type of generation; low price levels during the winter period due to high carrying capacity of controllable cross-sections owing to absence of repairs of the electrical network equipment.


2 500 000
2 000 000
1 500 000
1 000 000
500 000
0.0

	January	February	March	April	May	June
Total	2 227 048	1 975 893	1 938 893	2 037 800	1 859 243	1 629 1
RBC	2 054 475	1 873 247	1 854 882	1 883 590	1 743 803	1 510 1
DAM + BM	172 572	102 646	83 668	154 210	118 986	118 986

Structure of proceeds on the Wholesale Power Market for 12 months of 2007

Total proceeds:
12,316 million RUB

DAM: 800. 86 million RUB
6.5 %

RBC 11,410.6 million RUB
92.65 %

BM 105.01 million RUB
0.85 %

To ensure financial stabilisation and to increase proceeds, the Company stipulates development of the optimal strategy on the Wholesale Power Market: hedging of price risks by formation of packages of free bilateral contracts (forward contracts), and as the market develops — participation in exchange trading in term contracts (futures and options).

Retail market of electric energy

In the regional market of electric energy electric energy is supplied under sale-and-purchase contracts with OAO is Altaienergosbyt and OAO Kuzbassenergosbyt for sale to natural and legal persons located in the group of supply points on own-needs switch-gears of the TGC-12 power stations. In 2007 actual proceeds in the retail markets of the Company were 12,491 thou. RUB, weighted average price was 930.13 RUB/MWh.



July	August	September	October	November	December
1 611 014	1 634 580	1 790 895	2 093 811	2 177 737	2 350 914
1 473 141	1 498 716	1 512 984	1 647 384	1 811 389	1 961 435
137 873	135 863	268 912	446 428	366 348	389 479

Dynamics of proceeds and prices on the Wholesale Power Market in 2007

Price, RUB/MWh

Amount without VAT, million RUB


1 400
1 200
1 000
800
600
400
200
0
580
560
540
520
500
480
460
498,37
1 110
520,46
1 028
525,58
1 019
501,17
1 021
516,16
960
544,27
887
558,20
899
568,85
930
557,57
999
544,50
1 140
523,58
1 140
593,53
1 184
January
February
March
April
May
June
July
August
September
October
November
December

Dynamics of proceeds and prices in competitive markets of the Wholesale Power Market ("day-ahead" market and balancing market) in 2007


Price, RUB/MWh
Amount without VAT, million RUB
250
200
150
100
50
0
600
500
400
300
200
100
0
217,22
37
224,25
23
156,38
13
120,31
19
154,66
18
156,12
19
347,49
48
485,07
66
481,94
130
488,52
218
450,07
165
387,4
151
January
February
March
April
May
June
July
August
September
October
November
December

Heat energy market structure

Kemerovo
7,138 thou. Gcal



Other suppliers of heat energy
1,160.7 thou. Gcal
16 %

TGC-12
5,977.3 thou. Gcal
84 %

Novokuznetsk
9,123 thou. Gcal



Other suppliers of heat energy
2,714.2 thou. Gcal
30 %

TGC-12
3,594.8 thou. Gcal
39 %

West-Siberian CHPS
2,814 thou. Gcal
31 %

Barnaul
4,529 thou. Gcal
In Altai territory the main local market of heat energy is located in Barnaul.



Other suppliers of heat energy
515 thou. Gcal
11 %

TGC-12
4,014 thou. Gcal
89 %

Heat energy sale

Kuzbass is characterised by two large local markets:

• Kemerovo represents a uniform market of heat energy supplied with heat from OAO Kuzbassenergo sources: Kemerovskaya State District Power Station, Novo-Kemerovskaya Combined Heat & Power Station, Kemerovskaya Combined Heat & Power Station and Zaiskitimskaya Boiler House (peak boiler-house). Except for TGC-12, the city is also supplied with heat by boiler-houses of OAO Teploenergo selling for the housing-and-municipal sector about 3 % of total heat supplied in the city, as well as a number of industrial boiler-houses.

• Novokuznetsk also represents a uniform market of heat energy. The heat is supplied by Kuznetskaya Combined Heat & Power Station of OAO Kuzbassenergo. The share of generation of heat energy by Kuznetskaya CHPS does not exceed 41 % of the total amount produced in Novokuznetsk heat energy node. Another source of heat supply is OAO West-Siberian Combined Heat & Power Station, from which OAO Kuzbassenergo purchases a part of heat energy for sale to customers of Zavodskoy and Novoilinskiy districts of Novokuznetsk. In 2007 the volume of purchased heat energy was 1,594.275 thou. Gcal.

Possessing such advantages as low cost price and lower rates as compared to municipal and industrial boiler-houses, OAO Kuzbassenergo has no competitors in the field of heat supply in the zone of its operations.

In 2007 stations of OAO Kuzbassenergo produced 14,630.4 thou. Gcal of heat energy and sold to customers 14,087.2 thou. Gcal. The proceeds amounted to 6,014.3 million roubles (about 33 % of total proceeds of OAO Kuzbassenergo in 2007).

2007	thou. Gcal	Share	Share of heat energy generated by facilities of TGC-12 from total supply in the regions
Total useful supply, including.:	14,087.2	100 %	
Supply to municipal customers	8,881.1	63.04 %	77 %
Supply to industrial enterprises	2,362.1	16.77 %	95 %

Heat energy sale has a seasonal character and depends both on duration of the heating season, and on outdoor air temperature. Any temperature variations have an effect on volume of sold heat energy. So, for example, useful supply for 2007 was planed for an average annual temperature of +1.5° as most typical for our regions, while actual average annual temperature was considerably higher (+2.89°), therefore the plan on useful heat supply was met for 97 % only.

In 2007 useful heat supply to the industrial consumers group was decreased by 309.3 thou. Gcal as compared to the target. The main cause is that KOAO Azot (Nitrogen) closed two production shops consuming steam.

The amount of heat supplied to housing organisations is by 117.9 thou. Gcal less as compared to the target. In this field the number of subscribers equipped with heat energy metering devices has been increasing contributing to the heat economy and decrease of heat consumption by them.

As of 01.01.2008 the number of subscribers having direct contracts with OAO Kuzbassenergo was 5480, only 50 of them having gross revenue of more than 10 million roubles per year, and only 8 of them, of more than 90 million roubles per year.

Largest consumers of heat energy in 2007

Consumer name	Charge without VAT (million RUB)
Municipal Enterprise Thermal networks of the city of Kemerovo	1 261.338
Administration of the city of Novokuznetsk	949.381
KOAO Nitrogen of the city of Kemerovo	614.618
Municipal Unitary Enterprise Single Customer Directorate No. 1 of Leninskiy district of the city of Barnaul	177.807
Municipal Unitary Enterprise Single Customer Directorate No. 2 of Leninskiy district of the city of Barnaul	168.947
Municipal Unitary Enterprise Management Company of Production Housing Operation and Maintenance Trust PZHET-1 of Oktyabskiy district of the city of Barnaul	141.682
Municipal Unitary Enterprise of Production Housing Operation and Maintenance Trust (PZHET) of Zheleznodorozhny district of the city of Barnaul	98.915
OAO RUSAL Novokuznetsk	95.628

Due to specificity of settlement of accounts for heat energy by housing and heat supply organisations (they settle accounts proceeding not from actual consumption, but from monthly average amount of annual consumption of heat energy), heat supply and payment for the same during the year have a non-uniform character:

	I quarter	II quarter	III quarter	IV quarter	2007
Total amount charged	3,002,959	1,009,586	626,814	2,655,350	7,294,709
in particular, to municipal consumers	1,950,502	635,694	391,226	1,786,785	4,764,207
Total amount paid	1,993,595	1,761,079	1,222,136	2,028,629	7,005,439
in particular, by municipal consumers	1,140,838	1,218,960	981,989	1,213,369	4,555,156
Total % paid	66.4 %	174.4 %	195.0 %	76.4 %	96.0 %
in particular, by municipal consumers	58.5 %	191.8 %	251.0 %	67.9 %	95.6 %

For the same reason during the heating season, since October of the previous year, current accounts receivable increases and during the II and the III quarters of the accounting period it decreases. It should be take into account that heat energy sale in the territory of the city of Barnaul began on 01.01.2007, when there was no accounts receivable.

To reduce risks connected with gradual moral and physical depreciation of power assets, considerable investments are required, which normally are possible only with attraction of investors' money. Therefore an investment program has been developed in TGC-12 which will allow to replace equipment and pipelines with expired service life at the expense of depreciation expenses and attraction of investments. This will make it possible to expand the outlet for hot water supply in the cities.

Besides, to reduce the risk level it is necessary:

- To create a favorable investment climate in the field of heat supply through implementation of the investments return guarantees mechanism.

- To adopt Federal Law on heat supply.

- To accelerate the adoption of heat energy usage rules.

- To adopt by the mayor's offices of the cities of Kemerovo, Novokuznetsk, Barnaul, Biysk, Belovo, Myski comprehensive heat supply development programs based on increase of share of centralized heat supply from thermal power plants and liquidation of unprofitable boiler-houses.

- To eliminate cross subsidising of heat supply of consumers.


1 200 000
900 000
600 000
300 000
0
Total accounts receivable
Current accounts receivable
294 252
78 944
1 212 974
537 216
500 139
25 325
259 172
50 998
554 933
353 136
as of 01.01.2007
as of 01.04.2007
as of 01.07.2007
as of 01.10.2007
as of 01.01.2008

Dynamics of accounts receivable from heat power consumers in 2007
thou. roubles

8.2. Cost management

Total costs of the Company in 2007 amounted to 18,074,388 thou. roubles, that is by 1,944,977 thou. roubles (12.1 %) more than for the same period of the previous year.

For the accounting year 2007 the Company expended for power generation 17,723,322 thou. roubles that makes 98.1 % of all expenses of the Company for sale of marketable products, works, and services. Expenses for production of other products, works, and services amounted to 351,066 thou. roubles (1.9 %). As compared to the same period of 2006 there were also changes in the costs structure and total costs increase by 1,944,977 thou. roubles (12.1 %), in particular:

costs of production:
of electric power — by 148,954 thou. roubles (1.3 %);
of heat energy — by 1,907,111 thou. roubles (49.7 %);

costs of transportation:
of heat energy — by 115,476,192 thou. roubles (4.3 times).

8.3. Profit

Based on results of operation in 2007 the Company received 631 million RUB of sales proceeds. Profit from sales of electric energy accounted for 53 % of the total amount of profit; from heat energy sales — 43 %, and from sale of other products and services — 4 %.

Parameter	Unit of measure	2005	2006	2007
Sales profit, total	million RUB	1,769	1,463	631
- electric power	million RUB	1,159	1,141	335
- heat power	million RUB	437	187	271
Other income	million RUB	1,637	1,518	7,367
Other expenses	million RUB	3,429	2,025	3,935
Profit before taxation	million RUB	-22	956	4,063
Profit tax and other similar payments	million RUB	-567	647	1,139
Net profit	million RUB	545	309	2,924

Profit from other activity in 2007 amounted to 3,431,795 thou. roubles (in 2006 the Company suffered a loss of 507,220 thou. roubles). The financial result from other activity of the Company was influenced by the following factors:

• profit on sales of securities (shares of subsidiaries, OAO West-Siberian Combined Heat & Power Station and OAO South Kuzbass State District Power Station) in the amount of 4,415,019 thou. roubles;

• loss from sale of assets (permanent assets, inventories, apartments) in the amount of 443,758 thou. roubles;
• expenses for material assistance, sponsor's and charitable help — 168,391 thou. roubles;

• a loss from retirement of assets without income in the amount of 157,779 thou. roubles, of them:

— writing off of installations of incompleted construction — for the amount of 148,176 thou. roubles;

— writing off of depreciated value of industrial permanent assets — for the amount of 5,270 thou. roubles;

• payment for emissions of contaminants exceeding the established limits — 114,801 thou. roubles;

• deductions to the energy saving fund — 45,876 thou. roubles;

• expenses connected with additional issue of securities (shares) — 33,729 thou. roubles;

• expenses for implementation of the Regional target program Affordable and Comfortable Housing — 15,000 thou. roubles;

In 2007 the profit before taxes was 4,063,078 thou. roubles (in 2006 — 955,950 thou. roubles).

Taking into account profit received from sale of power stations, the net profit of OAO Kuzbassenergo in 2007 amounted to 2,924 thou. RUB.

Thus, the net profit per one ordinary share was 4.14 RUB

Profit history for 2005 – 2007, million roubles

Cost price

Sales profit

Net profit


-17922,66
1768,97
544,88
-16129,41
1463,17
309,46
-18074,39
631,28
2924,23
-15 000
-15 500
-16000
-16 500
-17 000
-17 500
-18000
-18 500
Cost price
3 500
3000
2 500
2000
1 500
1000
500
0
Profit
2005
2006
2007

Station name	Tariff for electrical energy (RUB/MWh)	Tariff rate for installed capacity (RUB/MW) per month
Tom-Usinskaya SDPS	305.10	97,411.65
Belovskaya SDPS	280.53	97,411.65
Kemerovskaya SDPS	303.03	97,411.65
Kemerovskaya CHPS	419.26	97,411.65
Novo-Kemerovskaya CHPS	334.53	97,411.65
Kuzbasskaya CHPS	356.34	97,411.65
Barnaulskaya CHPS-2	523.95	76,613.74
Barnaulskaya CHPS -3	359.02	76,613.74

8.4. Tariff policy

Electric energy

On 25.05.2006 OAO Kuzbassenergo submitted to the Federal Tariff Service of Russia a calculation of tariffs for electric energy (power) to be supplied by power stations to the Wholesale Electric Power Market in 2007 prepared according to the "Guidelines for calculation of tariffs for electric energy and power under contracts of sale-and-purchase at regulated tariffs (prices) in the wholesale market" approved by the Order No.199-e/6 of the Federal Tariff Service of the Russian Federation of 15.09.2006.

The Federal Tariff Service of Russia, having considered the presented documents, opened a case for determination of tariffs for 2007 and nominated an expert organisation.

By its order No.484-e/5 "On tariffs for electric energy (power) supplied to the wholesale market of electric energy (power)" of December 29th, 2006 on the basis of the conclusion of the expert organisation the Federal Tariff Service of Russia approved tariffs for electric energy (power) for 2007.

Heat energy

According to the Regulation of the Government of the Russian Federation No.109 of February 26th, 2004 "On pricing with respect to electric and heat energy in the Russian Federation" on 30.06.2006 OAO Kuzbassenergo submitted to the Regional Power Commission of Kemerovo region a proposal on revising the established limits of tariffs and calculation of tariffs for electric and heat energy, executed according to the "Guidelines for calculation of regulated tariffs and prices for electric (heat) energy in the retail (consumer) market" approved by Order No.20-e/2 of the Federal Tariff Service dated 06.08.2004.

The Regional Power Commission, having considered the presented documents, opened a case for determination of tariffs for 2007.

The order of the Federal Tariff Service No.166-e/1 of 01.08.2006 established limit levels of tariffs for heat energy produced by cogeneration power stations. For Kemerovo region the limit minimum level of the tariff for 2007 was 300.3 RUB/Gcal, the limit maximum level of the tariff — 314.3 rub/Gcal, for Altai territory the limit minimum level of the tariff — 333.0 RUB/Gcal; the limit maximum level of the tariff — 344.3 RUB/Gcal.

Upon consideration of the electric power system proposal the Regional Power Commission of Kemerovo region adopted a resolution No.221 of 24.11.2006 according to which an average tariff for heat energy was fixed at 378.7 RUB/Gcal.

General Management of Economy and Investments of Altai territory adopted a Regulation No.232 of 28.12.2006 according to which the tariffs for electric and heat energy which is supplied by OAO Altaienergo (Regulation No.215 of the General Management of Economy and Investments of Altai territory dated 19.12.2006) was also applied to the Barnaul branch of OAO Kuzbassenergo. The tariff for electric energy for Barnaulskaya Combined Heat & Power Station-1 was established at 1146.73 RUB/MW, for heat energy for the Barnaul branch — at 563.5 RUB/Gcal.

8.5. Analysis of financial results

Analytical balance (aggregated) of OAO Kuzbassenergo

ASSETS	01.01.2007 (million RUB)	31.12.2007 (million RUB)
NON-CURRENT ASSETS		
Permanent assets	15,354	18,951
Construction in progress	782	899
Long-term financial investments	2,597	2,205
Other non-current assets	284	320
TOTAL non-current assets	**19,017**	**22,375**
CURRENT ASSETS		
Advances paid to suppliers	252	1,699
Inventories	939	1539
Finished products and goods	2	2
Accounts receivable	834	1,099
Cash	228	3,625
Other	220	89
TOTAL current assets	**2,475**	**8,053**
TOTAL ASSETS	**21,492**	**30,428**
LIABILITIES		
EQUITY		
Authorized capital	16,030	23,517
Accumulated capital	1,534	4,470
TOTAL equity	17,564	27,987
BORROWED FUNDS		
Long-term liabilities	1,738	587
Short-term liabilities		
- Short-term credits	823	0
• accounts payable	575	974
- Advance payments received	105	195
• settlement of accounts with the budget and off-budget funds	548	373
• settlement of accounts on wages	25	93
• other	114	219
TOTAL current liabilities	**2,190**	**1,854**
TOTAL borrowed funds	**3,928**	**2,441**
TOTAL LIABILITIES	**21,492**	**30,428**

In 2007 the balance sheet total of OAO Kuzbassenergo increased by 8,936 million roubles and amounted to 30,428 million roubles.

Total amount of non-current assets increased by 3,358 million roubles to the level of 22,375 million roubles.

Changes in the structure of non-current assets were caused by the following factors:

• growth of the depreciated value of permanent assets — by 3,596 million roubles (23 %) as a result of acquisition of assets of OAO Altaienergo — buildings, structures, machines and equipment;

• growth of assets in construction in progress by 117 million roubles (15 %).

• current assets of the Company for the period under consideration increased by 5,578 million roubles (3.3 times) to 8,053 million roubles, including under items:

- cash — by 3,397 million roubles (16 times) due to placement of a part of temporaryly free investment funds obtained as a result of additional issue of shares in the Company into short-term deposits (for a term from 30 to 331 days) with a yield of 8.02 % to 9.75 % per annum;

- advances paid to suppliers — by 1 447 million roubles (6.7 times), including 1,064 million roubles paid to fuel suppliers, of them 900 million roubles of advance payments under agreement with OAO SUEK for coal supplies in 2008;

- inventories — by 600 million roubles (64 %) due to the rise in prices and acquisition of commodities and materials from OAO Altaienergo and their transfer to the balance of Barnaul branch, of them fuel reserves increased by 308 million roubles (48 %) as a result of extension of generating capacities.

Accounts receivable in 2007 increased by 265 million roubles (32 %) to 1,099 million roubles. Heat energy consumers accounted for the most part of the increase of the indebtedness (by 261 million roubles) for the following reasons:

• due to formation of Barnaul branch on 01.01.2007 and increase of the number of customers on the basis of acquired generating and heat network assets of OAO Altaienergo the indebtedness of heat consumers of the branch increased by 293 million roubles;

• municipal enterprises receiving more than 60 % of heat energy account for the major share in the consumption pattern. This group of customers pay for the supplied heat energy proceeding from the rate of 1/12 of the annual charge per month which leads to the increase of the accounts receivable during the heating season and then, to its uniformal decrease during the II and III quarters;

In 2007 own funds of formation of assets of OAO Kuzbassenergo increased by 10,423 million roubles (59 %) and amounted to 27,987 million roubles, mainly due to the growth of the capital surplus and profit for the accounting period.

During the period from 06.12.2007 to 17.12.2007 OAO Kuzbassenergo placed through public subscription 100 million ordinary shares with a face value of 1 rouble each. The demand for shares from investors considerably exceeded the offer. According to the resolution of the Board of Directors of the Company the shares of the additional issue were placed at a price of 75 roubles per 1 share.

As a result of placement of the additional issue of shares OAO Kuzbassenergo gained 7,500 million roubles. The transaction influenced the capital structure:

- the authorized capital increased by 7,487 million roubles (47 %);

- accumulated capital increased by 2,936 million roubles (2.9 times).

Total borrowed funds of OAO Kuzbassenergo amounted to 2 441 million roubles having decreased by 1,487 million roubles (38 %), in particular due to repayment of short-term and long-term credits in the amount of 2,200 million roubles. Pursuant to the resolution of the Board of Directors of 26.12.2007 (minutes No.21/13, paragraph 17) the Company used for settlement of the loan indebtedness temporarily free investment funds in the amount of 2,080 million roubles, received from the additional issue of shares in OAO Kuzbassenergo, as well as own funds at the expense of the decrease of the settlement account balance by 120 million roubles.

Long-term borrowed current assets of OAO Kuzbassenergo decreased by 1,151 million roubles (66 %) and as of 31.12.2007 are presented in the form of other deferred tax liabilities in the amount of 587 million roubles.

Equity ratio of OAO Kuzbassenergo in 2007.

Equity

Loan capital

Ratio


Capital, million RUB
Cost price
30 000
25 000
20 000
15 000
10 000
5 000
0
14
12
10
8
17 564
3 928
4,47
27 987
2 441
11,46
01.01.2007
31.12.2007

Arrears of payments to the budget and off-budget funds in the amount of 20 million roubles available at the beginning of 2007 was written off according to the decision of the Federal Tax Service of Russia.

Indebtedness to RAO UES of Russia OAO in the amount of 860 million roubles restructured according to the Amicable Agreement till 2010 was completely repaid.

Short-term borrowed funds of OAO Kuzbassenergo during the accounting period decreased by 336 (15 %) and amounted to 1,854 million roubles. The change was caused by the repayment of short-term credits in the amount of 823 million roubles (100 %).

Accounts payable increased in 2007 by 399 million roubles (69 %) to 974 million roubles. Short-term accounts payable increased under the item "Suppliers and contractors" — by 440 million roubles, of them 409 million roubles of accounts payable to fuel suppliers.

Analysis of main parameters of financial soundness and solvency

Parameter	Accounting date					Difference: 2007 as compared to 2003
	31.12.2003	31.12.2004	31.12.2005	31.12.2006	31.12.2007	
Current ratio (Current assets — long-term accounts receivable) / (Current liabilities (excluding deferred income))	0.98	0.98	0.92	1.15	4.45	3.47
Acid-test ratios (Cash + short-term accounts receivable) / (Current liabilities (excluding deferred income))	0.61	0.58	0.49	0.61	3.55	2.94
Equity ratio (Short-term and long-term) / (Equity)	0.33	0.36	0.26	0.22	0.09	-0.24
Financial independence ratio (Equity / assets)	0.75	0.74	0.79	0.82	0.92	0.17

Liquidity parameters


5
4,5
4
3,5
3
2,5
2
1,5
1
0,5
0
31.12.2003
31.12.2004
31.12.2005

Financial soundness parameters


1
0,9
0,8
0,7
0,6
0,5
0,3
0,2
0,1
0
31.12.2007

Analysis of ratios presented in the table testifies to a high financial strength margin of OAO Kuzbassenergo reached in 2007.

Current ratio characterising payment possibilities of the Company at full mobilisation of current assets during the periods under consideration reached its peak value in 2007 — 4.45; the minimum value was registered in 2005 — 0.92 (increase by 3.53 percent points). The increase of this parameter in 2007 was caused by a 3.25 times growth of own current assets for the last year and decrease of current liabilities in the form of short-term credits.

Acid-test ratio showing payment possibilities of the Company at timely settlement of accounts with debtors, increased from 0.61 (the minimum value was registered in 2005 — 0.49) to 3.55 in 2007 (growth by 2.94 percentage units) which is one of the highest parameters for the last five complete accounting years. The 4.8 times increase of this parameter in 2007 with respect to 2003 and 2006 is explained by the growth of money resources in the form of high-liquidity financial investments 15.9 times in 2007.

Equity ratio showing the amount of borrowed funds per 1 rouble. Since 2005 there is a stable trend of decrease of the Company dependence from external sources of finance (4 times). The maximum value of this ratio was noted in 2005 — 36 copecks, the minimum value – in 2007, 9 copecks of borrowed funds per 1 rouble of equity.

Financial independence factor determines the share of assets formed at the expense of own sources. As this factor approaches 1, the risk of the Company's failure to fulfill its liabilities diminishes. The value of this parameter for the period under consideration had never dropped below 60 % (recommended value). To a large extent the level of this parameter during the whole period was determined by a high level of equity. The maximum value was reached in 2007 (92 %), the minimum value of 74 % - in 2004 (a growth by 24.7 %).

Dynamics of basic parameters of financial soundness and solvency of OAO Kuzbassenergo in 2003 – 2007

Current ratio

Acid-test ratio

Equity ratio

Financial independence ratio

Dynamics of net assets of OAO Kuzbassenergo in 2005-2007, million RUB


300 000
250 000
200 000
150 000
100 000
50 000
0
27 343
2005
2006

Dynamics of basic parameters of profitableness of OAO Kuzbassenergo in 2003-2007, %


Profitability of sales and return on equity
10
8
6
4
2
0
-2
-4
31.12.2003
31.12.2004



28 146
2007
Profitability of sales
Return on equity
Return on assets
Return on assets
12
10
8
6
4
2
0
-2
31.12.2005
31.12.2006
31.12.2007

Analysis of basic parameters of activity

Parameter	Accounting date					Difference: 2007 as compared to 2003
	31.12.2003	31.12.2004	31.12.2005	31.12.2006	31.12.2007	
Dynamics of accounts receivable ((Long-term and short-term accounts receivable as of the end of the period — long-term and short-term accounts receivable as of the beginning of the period) / long-term and short-term accounts receivable as of the beginning of the period) × 100 %	36.15	-20.54	-44.13	-52.38	35.00	-1.15
Dynamics of accounts payable ((Accounts payable as of the end of the period — accounts payable as of the beginning of the period) / accounts payable as of the beginning of the period) × 100 %	101.83	-53.16	18.54	-53.43	69.26	-32.57
Accounts receivable-to-accounts payable ratio (Long-term and short-term accounts receivable / accounts payable) × 100 %	1.44	2.19	1.36	1.45	1.13	-0.31

Analysis of profitableness parameters

Parameter	Accounting date					Difference: 2007 as compared to 2003
	31.12.2003	31.12.2004	31.12.2005	31.12.2006	31.12.2007	
Profitability of sales Gross profit / Proceeds × 100 %	9.81	11.25	10.94	8.38	3.45	-6.37
Return on equity Net profit / ((Equity capital as of the end of the period + Equity capital as of the beginning of the period) × 0.5) × 100 %	0.003	-1.57	2.03	1.38	12.84	12.84
Return on assets Net profit/ ((Assets as of the end of the period + Assets as of the beginning of the period) × 0.5) × 100 %	- 0.002	-1.19	1.64	1.12	11.27	11.26

Net assets of the Company increased during the year by 10,551,882 thou. Roubles, to reach the level of 28,146,409 thou. Roubles, which is conditioned by changes in the equity capital of the Company after additional issue of shares in OAO Kuzbassenergo and changes in the assets after purchasing assets of OAO Altaienergo.

Dynamics of accounts receivable characterises the amount of growth (decrease) of accounts receivable in the accounting period as compared to the reference period. The positive trend of 2004-2006 changed in 2007. The main cause is the growth of indebtedness of heat energy consumers:

• actual payment for the heat energy supplied to municipal enterprises (accounting for 60 % of the total heat consumption) is received proceeding from the rate of 1/12 of the annual charge per month. During the heating season the accounts receivable increases and during the period from May till September decreases;

• increase of volume of consumption of heat energy due to establishment of Barnaul branch on 01.01.2007 and joining of heat consumers of the city of Barnaul to OAO Kuzbassenergo customers.

Dynamics of accounts payable characterises the amount of growth (decrease) of the accounts payable in the accounting period as compared to the reference period. A positive trend as a whole for 5 last years has been observed. Positive dynamics of 2006 reflected the process of reforming of the Company. In 2007 negative dynamics is noted because of growth of current accounts payable to fuel suppliers in connection with the increase of coal supply in December.

Accounts receivable-to-accounts payable ratio showing the amount of accounts receivable per 1 rouble of accounts payable characterises the balance of accounts receivable and accounts payable. The optimum level of this parameter was attained in 2007.

Profitability of sales shows the share of the gross profit in the sales volume. 2.5 times reduction of profitability of sales in 2007 as compared to two previous years is the result of advanced (two-fold) growth of production cost (12 %) relative to the proceeds (6 %).

Return on equity shows efficiency of capital use. A positive trend throughout 4 last years has been observed. A sharp growth of this parameter in the end of 2007 is caused by a considerable advanced growth of net profit (9.4 times) with respect to the growth of the average amount of equity (by 1.5 %).

Return on assets reached a maximum level in 2007.

Company managers about results of 2007








Alexander Erofeev
Deputy General Director, Production Support, member of the Management Board

"In 2007 OAO Kuzbassenergo branches were supplied with all kinds of fuel in due time and in full. The Company began implementation of the coal quality overall incoming control system allowing to handle claims to suppliers in a more consistent way. As a result we managed to considerably improve quality of fuel supplied to our power plants."






Alexei Grebennikov
Adviser to the General Director on General Matters, member of the Management Board

"Thanks to the efficient system of settlement of accounts built by the management of OAO Kuzbassenergo, administrations of the region and cities of Kuzbass, the enterprise of housing and communal services and budgetary customers have paid for almost 100 % of heat energy consumed in 2007."



Yury Gretsinger
Deputy General Director, Production / Technical Director, member of the Management Board

"The personnel of OAO Kuzbassenergo ensured in 2007a stable operation of the Company equipment that allowed to supply customers with thermal and electric energy reliably and uninterruptedly. Under the repair schedule the Company expended 1,685 million roubles. The amount of financing of capital investments was 2,046 million."













Yury Sheibak
Deputy General Director, Marketing and Sales — Director for Market Operations, member of the Management Board

"Power plants incorporated by the territorial generating company successfully work in the wholesale market of electric energy. The economic benefit of operation of Open Joint-Stock Company Kuzbassenergo in the competitive market of electric power in 2007 amounted to 418.8 million roubles."











Dmitry Skorohodov
Deputy General Director, Corporate Governance, member of the Management Board

"In 2007 the Company reached a qualitativly new level of corporate governance and publicity. To attract investments, an additional issue of shares through public subscription has been successfully completed. Committees at the Board of Directors have been formed and proceeded to work."







Alexander Lavrov
Deputy General Director, Economy and Finance, member of the Management Board

"Based on results of 2007 all key parameters of the overall performance of the Company have been fulfilled. Proceeds from the sale of marketable products amounted to 18.7 bln roubles. The Company gained a net profit of 2.9 bln roubles. Throughout the accounting period OAO Kuzbassenergo had a stable financial position."







Dmitry Golofast
Chief of Department — Chief of Executive Staff of OAO Kuzbassenergo

"In 2007 under the program of participation in the public life of two regions approved by the Board of Directors of the Company the Company allocated for charity purpose 39 million roubles. Thanks to an active promotion of social projects in the regions OAO Kuzbassenergo acquired a positive image of a socially-responsible company which not only performs its main tasks of reliable and uninterrupted supply of customers with thermal and electric energy, but also makes a substantial contribution in the support of socially unprotected classes of population, promotes youth initiatives, furthers development of culture and sports."






Svetlana Prikhodchenko
Chief Accountant

"The Company successfully performed the task - assigned by the Company shareholders - to prepare within 75 days audited consolidated statements of Kuzbassenergo group for the year 2007 in compliance with the International Financial Reporting Standards. Within the framework of preparation of the additional share issue prospectus financial statements of the Company were confirmed by three largest auditing firms: KPMG, PricewaterhouseCoopersAudit and BDO Unicon."













9. Financial statements

OAO Kuzbassenergo prepares annual financial reporting according to the Russian Accounting Standards and International Financial Reporting Standards (IFRS). Financial reporting prepared according to the Russian Accounting Standards for the year ended December 31st, 2007, is presented in this section of this annual report. Financial statements prepared according to the International Financial Reporting Standards for the year December 31st, 2007, is available on the Company website in the section "To shareholders and Investors. Basic Financials".

9.1. Conclusion of the Internal Audit Commission

The Internal Audit Commission of OAO Kuzbassenergo (hereinafter referred to as the Company) elected by the General Meeting of shareholders of OAO Kuzbassenergo (Minutes No.21 of 05.02.2008) composed of:

Barayshchuk A. V. — Chairman of the Internal Audit Commission;
Dorokhova S. A. — member of the Internal Audit Commission;
Belsky A.S. — member of the Internal Audit Commission;
Mokhnachevskaya S. I. — member of the Internal Audit Commission,

according to the Minutes of the meeting of the Internal Audit Commission, audited the financial and economic activity of OAO Kuzbassenergo in 2007.

The following persons were responsible for financial and economic activity in the period under consideration:

General Director of OAO Kuzbassenergo — Mikhailov S. N;
Chief Accountant of OAO Kuzbassenergo — Prikhodchenko S.S.

The audit was carried out during the period from 20.03.08 to 27.03.08 according to the Program approved by the Internal Audit Commission.

The audit was conduted by a sampling method with the knowledge and participation of officials responsible for financial and economic activity in OAO Kuzbassenergo, and with involvement of specialists of the executive apparatus of the Company.

Based on results of the audit and taking into account the audit opinion on financial (accouting) statements of ZAO KPMG of 25.03.2008, the Internal Audit Commission believes that data contained in the annual report of OAO Kuzbassenergo may be considered authentic.

Chairman of the Internal Audit Commission of OAO Kuzbassenergo A. V.Barayshchuk

Members of the Commission:
Dorokhova S. A.
Belsky A.S.
Mokhnachevskaya S. I.

9.2. Auditor's Conclusion



OAO Kuzbassenergo
Auditor's Conclusion on financial (accounting) statements for 2007

Auditor's Conclusion

To shareholders of Open Joint-Stock Company Kuzbassenergo

We audited financial (accounting) statements of Open Joint-Stock Company Kuzbassenergo (hereinafter referred to as the Company) appended to this Auditor's Conclusion for the period from January 1st to December 31st, 2007 inclusive.

The financial (accounting) statements on 57 sheets consists of:

• Balance Sheet as of December 31st, 2007;
• Profit and Loss Statement for 2007;
• Appendices to the Balance Sheet and the Profit and Loss Statement, including:
- Statement of Changes in Equity for 2007;
- Cash Flow Statement for 2007;
- Exhibit to the Balance Sheet;
• Explanatory Note.

The responsibility for book-keeping, preparation and submission of these Financial Statements rests with the Company's Executive Body. Our responsibility is to provide an opinion, based on the audit made, whether the Financial Statements give a true and fair view of all the material aspects of the Company's affairs and whether the accounting procedures comply in all material aspects with the law of the Russian Federation.

We have carried out the audit in compliance with the Federal Act "On Auditor Activity" (as amended), federal rules (standards) of auditor activity, internal audit standards of KPMG, as well as rules and standards approved by the Auditor Chamber of Russia and the Institute of Professional Accountants and Auditors of Russia.

We have planned and conducted the audit in such a manner as to obtain reasonable assurance that the Financial Statements do not contain any material misstatements. The audit was carried out on a sample basis and included a test-based study of evidence confirming the value and the disclosure in the Financial Statements of information about the auditee's financial and economic activities, an evaluation of its accounting principles, practices and rules used at preparation of the Financial Statements, an evaluation of basic accounting estimates received by the Company management, and an evaluation of general presentation of the Financial Statements. We believe that the audit we made provides sufficient grounds for expressing an opinion as to whether the Financial Statements are true and fair in all material aspects and whether the auditee's accounting procedures comply with the laws of the Russian Federation.

In line 240 of the Balance Sheet "Accounts receivable (with a maturity within 12 months after the reporting date)", reported are doubtful unsecured claims to the amount of 159,524 thou. roubles as of January 1st, 2007 and 194,455 thou. roubles as of December 31st, 2007. No provision for doubtful debts was allocated with respect to this asset item of the balance sheet.





According to our estimation, the amounts of the above-stated accounts receivable and undistributed profit reported in the item "Undistributed profit (uncovered loss)", line 470 of the Balance Sheet, are overestimated by 159,524 thou. roubles as of January 1st, 2007 and by 194,455 thou. roubles as of December 31st, 2007. Accordingly, the amount of expense reflected in the item "Other expense", line 100 of the Profit and Loss Statement is underestimated by 159,524 thou. roubles for 2006 and 34,931 thou. roubles for 2007. The Auditor's Conclusion on financial (accounting) statements for 2006, presented by the previous auditor contains the same comment.

Item "Raw materials, consumables and other similar valuables", line 211 of the Balance Sheet includes the cost of material assets the market value of which was less than their actual cost price by total amount of 61,097 thou. roubles as of January 1st, 2007 and by 55,125 thou. roubles as of December 31st, 2007. No provision for depreciation of the above-stated material assets was allocated. According to our estimation, the values of the above raw materials, consumables and other similar valuables, as well as undistributed profit reported in the item "Undistributed profit (uncovered loss)", line 470 of the Balance Sheet, are overestimated by 61,097 thou. roubles as of January 1st, 2007 and by 55,125 thou. roubles as of December 31st, 2007. Accordingly, the amount of expense reflected in the item "Other expense", line 100 of the Profit and Loss Statement is underestimated by 61,097 thou. roubles for 2006 and overestimated by 5,972 thou. roubles for 2007.

In line 120 "Permanent assets" and line 130 "Construction in progress" of the Balance Sheet recognised are facilities which are without movement or preserved for a total amount of 82,584 thou. RUB. These facilties will not bring any economic benefits to the Company in future and are subject to liquidation.

According to our estimation, the amounts of permanent assets and construction in progress, as well as undistributed profit reported in the item "Undistributed profit (uncovered loss)", line 470 of the Balance Sheet, are overestimated by 82,584 thou. roubles as of January 1st and as of December 31st, 2007, and amount of respective costs for 2006, reflected in the item "Other expense", line 100 of the Profit and Loss Statement is underestimated by the same amount.

In our opinion, except for the facts mentioned in the previous paragraphs, in our opinion, the Financial Statements appended hereto give a true and fair view of the financial situation of the Company as of 31 December, 2007 in all material aspects and of its financial and economic performance during the period from 1 January till 31 December, 2007 inclusive, and the accounting procedures used at preparation of the Financial Statements comply with the legislation of the Russian Federation in all material aspects.

March 25th, 2008

Corn Andrew
Director, ZAO KPMG
Under Power of Attorney No.25/07 of November 24th, 2007

Astankovich Tatyana Nikolaevna
Auditors team leader, qualification certificate for the right to carry on auditor activity in the field of general audit
No. K 005724, issued for perpetuity

9.3. Financial Statements to Russian Accounting Standards

Balance Sheet as of December 31st, 2007

		CODES
	Form No. 1 as per OKUD	0710001
Entity: OAO Kuzbassenergo	Date [year, month, day]	2007 12 31
	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47/41
Unit of measure: thou. RUB	as per OKEI	384

Place of business (address): 656037, city of Barnaul, Brilliantovaya street, 2



ASSETS	Code	As of the beginning of the reporting year	As of the end of the reporting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	1	0
Permanent assets	120	15,354,205	18,950,655
Construction in progress	130	782,026	898,971
Income-bearing investments into tangible assets	135	4	3
Long-term financial investments	140	2,597,155	2,205,000
Deferred tax assets	145	1,677,785	118,020
Other non-current assets	150	4,465	25,455
	151	0	0
TOTAL for Section I	190	18,905,641	22,198,104
II. CURRENT ASSETS			
Inventories	210	950,869	1,552,663
Including: - Raw materials, consumables and other similar valuables	211	939,068	1,539,155
- Rearers and fatteners	212	0	0
- Expenses relating to construction in progress	213	0	0
- Finished products and goods for resale	214	1,885	1,549

- Goods shipped	215	159	0
- Deferred expenses	216	9,757	11,959
- Other inventories and expenses	217	0	
	218	0	0
Value added tax on purchased valuables	220	209,869	74,357
Accounts receivable (with a maturity exceeding 12 months after the reporting date)	230	111,428	176,973
Including: buyers and customers	231	21,531	
Accounts receivable (with a maturity within 12 months after the reporting date)	240	1,085,916	2,798,760
Including: buyers and customers	241	340,750	700,841
Short-term financial investments	250	50,112	3,570,000
Cash in banks and in hand	260	178,033	54,853
Other current assets	270	554	2,304
	271	0	0
TOTAL for section II	290	2,586,781	8,229,912
BALANCE	300	21,492,422	30,428,016

LIABILITIES	Code	As of the beginning of the reporting year	As of the end of the reporting period
1	2	3	4
III. EQUITY AND RESERVES			
Authorised capital	410	606,164	706,164
Treasury shares	411	0	0
Additional capital	420	15,424,492	22,810,459
Reserve capital	430	30,308	30,308
Including: - reserves formed according to the law	431	30,308	30,308
- reserves formed according to the constituent instruments	432	0	0
	433		0
Undistributed profit of prior years	460	1,503,460	1,526,934
Undistributed profit of the reporting year		0	2,912,743
TOTAL for section III	490	17,564,424	27,986,608
IV. LONG-TERM LIABILITIES			
Loans and credits	510	433,845	
Deferred tax liabilities	515	400,738	586,641
Other long-term liabilities	520	902,953	



TOTAL for section IV	590	1,737,536	586,641
V. CURRENT LIABILITIES			
Loans and credits	610	822,926	
Accounts payable	620	1,323,207	1,692,585
Including: - suppliers and contractors	621	487,188	926,134
Wage arrears	622	25,401	93,243
Indebtedness to state and non-budget funds	623	17,946	20,059
Tax arrears	624	529,767	353,077
Other creditors	625	262,905	300,072
Arrears on profit payable to members (founders)	630	2,307	2,381
Deferred incomes	640	42,022	44,333
Reserves for expected costs and payments	650	0	115,468
Other current liabilities	660	0	0
	661	0	0
TOTAL for section V	690	2,190,462	1,854,767
BALANCE	700	21,492,422	30,428,016
STATEMENT OF VALUABLES ENTERED INTO OFF-BALANCE ACCOUNTS			
Rented permanent assets	910	5,742	71,556
Including those leased	911	0	45,222
Material assets in custody	920	8,132	42,161
Goods on commission	930	0	0
Debts of insolvent debtors written off to the loss	940	397,327	450,417
Securities on liabilities and payments received	950	87,316	86,924
Securities on liabilities and payments provided	960	614,692	
Depreciation of residential housing	970	1,080	1,117
Depreciation of external land improvement facilities and other similar facilities	980	0	0
Intangible assets obtained in temporary use	990	0	0
Registered high-security forms	1000	4	4



CEO:
MIKHAILOV Sergei Nikolaevich

March 07th, 2008

Chief accountant
PRIKHODCHENKO Svetlana Stanislavovna

PROFIT AND LOSS STATEMENT for 2007

		CODES
	Form No. 2 as per OKUD	0710002
Entity: OAO Kuzbassenergo	Date [year, month, day]	2007 12 31
	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47/41
Unit of measure: thou. RUB	as per OKEI	384

Parameter		**For the accounting period**	**For the same period of the previous year**
description	**code**		
1	2	3	4
Ordinary activities income and expense			
Proceeds (net) from sale of goods, products, works, services (less added value tax, excises and similar compulsory payments)	010	18,719,583	17,604,706
	011	0	0
Production cost of sold goods, products, works, services	020	(18,074,388)	(16,129,411)
	021	0	0
Gross profit	029	645,195	1,475,295
Business expenses	030	(13,912)	(12,125)
Administrative expenses	040	0	0
Sales profit (loss)	050	631,283	1,463,170
Other income and expense			
Interest receivable	060	34,797	6,835
Interest payable	070	(97,327)	(112,799)
Income from participation in other entities	080	4,025	4,476
Other income	090	7,328,439	1,506,563
	091	0	
Other expense	100	(3,838,139)	(1,912,295)
	110	0	0
Profit (loss) before tax	140	4,063,078	955,950
Deferred tax assets	141	(49,868)	(47,777)



Deferred tax liabilities	142	(187,083)	(114,860)
Current profit tax	150	(825,987)	(301,316)
Other similar compulsory payments	180	(75,907)	(182,534)
Net profit (loss) of the accounting period	190	2,924,233	309,463
FOR REFERENCE			
Constant tax liabilities (assets)	200	87,799	234,525
Base profit (loss) per share	201	5	1
Diluted profit (loss) per share	202	0	0

BREAKDOWN OF SOME PROFIT AND LOSS ITEMS

Form 0710002 p. 2

Parameter		For the accounting period		For the same period of the previous year	
description	**code**	**profit**	**loss**	**profit**	**loss**
1	2	3	4	5	6
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received	210	3,171	66,882	4,524,	3,546
Profit (loss) of previous years	220	(108)	551	14,079,	17,624
Compensation for damages caused by a non-performance or improper performance of obligations	230	0	0	0	0
Exchange differences under foreign exchange transactions	240	20,368	13	34,	143
Provision to cover losses	250	x	122,447	x	2,298
Writing off accounts receivable and payable with expired limitation period	260	10,355	49,652	554,	167
Deferred tax assets	270	0	0	0	0



CEO:
MIKHAILOV Sergei Nikolaevich

March 07th, 2008

Chief accountant
PRIKHODCHENKO Svetlana Stanislavovna

STATEMENT OF CHANGES IN EQUITY for 2007

		CODES
	Form No. 3 as per OKUD	0710003
Entity: OAO Kuzbassenergo	Date [year, month, day]	2007 12 31
	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47/41
Unit of measure: thou. RUB	as per OKEI	384



Parameter description	code	Authorised capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)	Total
1	2	3	4	5	6	7
Balance as of December 31 of the year prior to the previous one	010	606,164	24,844,246	16,858	1,470,401	26,937,669
2006 (previous year) Changes in the accounting policy	011	x	x	x	0	0
Result from revaluation of permanent assets	012	x	406,792	x	0	406,792
		x	0	0	0	0
Balance as of January 1 of the previous year	020	606,164	25,251,038	16,858	1,470,401	27,344,461
Effect of conversion of foreign exchange	023	x	0	x	x	0
Net profit	025	x	x	x	309,463	309,463
Dividend	026	x	x	x	(200,024)	(200,024)
Deductions to the reserve fund	030	x	x	13,450	(13,450)	0
Equity increase due to: Additional share issue	040	0	x	x	x	0
Increased par value of shares	042	0	x	x	x	0

1	2	3	4	5	6	7
Reorganisation of the entity	043	0	x	x	0	0
Other	044	0	2 299 016	0	97 330	2 396 346
Equity decrease due to: Decreased par value of shares	050	0	x	x	x	0
Decreased number of shares	052	0	x	x	x	0
Reorganisation of the entity	053	0	x	x	(160,204)	(160,204)
Other	054	0	(12,137,481)	0	(56)	(12,137,537)
Balance as of December 31 of the previous year	060	606,164	15,412,573	30,308	1,503,460	17,552,505
2007 (accounting year)						
Changes in the accounting policy	061	x	x	x	0	0
Result from revaluation of permanent assets	062	x	11,919	x	0	11,919
		x	0	0	0	0
Balance as of January 1 of the reporting year	100	606,164	15,424,492	30,308	1,503,460	17,564,424
Effect of conversion of foreign exchange	103	x	0	x	x	0
Net profit	105	x	x	x	2,924,233	2,924,233
Dividend	106	x	x	x	(11,490)	(11,490)
Deductions to the reserve fund	110	x	x			
Equity increase due to:						
Additional share issue	120	100,000	7,409,498	x	x	7,509,498
Increased par value of shares	122	0	x	x	x	0
Reorganisation of the entity	123	0	x	x	0	0
Other	124	0	0	0	23,531	23,531



Equity decrease due to:

Decreased par value of shares	131	0	x	x	x	0
Decreased number of shares	132	0	x	x	x	0
Reorganisation of the entity	133	0	x	x		0
Other	134	0	(23,531)	0	(57)	(23,588)
Balance as of December 31 of the reporting year	140	706,164	22,810,459	30,308	4,439,677	27,986,608

II. Reserves

Parameter		Authorised capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)
description	**code**				
1	2	3	4	5	6
Reserves formed according to the law:	150				
Reserve capital		0	0	0	0
(description of the reserve)					
- previous year data	151	16,858	13,450	0	30,308
- reporting year data	152	30,308		0	30,308
Reserves formed according to the constituent instruments:		0	0	0	0
(description of the reserve)					
- previous year data	161	0	0	0	0
- reporting year data	162	0	0	0	0
Estimated reserves:					
Provision for bad debts	170	0	0	0	0
(description of the reserve)					
- previous year data	171	324,676		(324,676)	0
- reporting year data	172		6,979	(6,979)	0
Provision for depreciation of financial investments	180				0
(description of the reserve)					
- previous year data	181	118,619	2,298	(118,619)	2,298
- reporting year data	182	2,298			2,298
Provision formed due to consequence of contingent facts of the economic activity	190				0
(description of the reserve)					

- previous year data	191				0
- reporting year data	192		115,468		115,468
Provision for future costs:					
Provision for repair of permanent assets		0	0	0	0
(description of the reserve)					
- previous year data		0	1,459,280	(1,459,280)	0
- reporting year data		0	1,684,870	(1,684,870)	0

FOR REFERENCE

Parameter		Balance as of the beginning of the year		Balance as of the end of the year	
Description	code				
1	2	3		4	
1) Net assets	200	17,606,446		28,030,941	
		From the budget		From off-budget funds	
		for the reporting year	for the previous year	for the reporting year	for the previous year
		3	4	5	6
2) Received for expenses related to ordinary activities - total	210	13,393	26,405	0	0
Including:					
- Reimbursement of interest under credit for acquisition of fuel	211	13,393	26,468	0	0
- Capital investments in non-currente assets	220	0	0	0	0
Including:					
		0	0	0	0

CEO:
MIKHAILOV Sergei Nikolaevich

March 07th, 2008

Chief accountant
PRIKHODCHENKO Svetlana Stanislavovna



CASH FLOW STATEMENT for 2007

		CODES
	Form No. 4 as per OKUD	0710004
Entity: OAO Kuzbassenergo	Date [year, month, day]	2007 12 31
	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47/41
Unit of measure: thou. RUB	as per OKEI	384



Parameter		For the accounting period	For the same period of the previous year
description	**code**		
1	2	3	4
Cash balance as of the beginning of the reporting year	010	177,814	475,951
Cash flow relating to operating activities			
Cash received from buyers, customers	020	21,793,012	21,463,507
Receipt of acquired foreign exchange	030	29,414	4,582
Other income	050	305,711	165,606
Cash assets allocated for:			
Payment for purchased goods, works, services, raw materials and other current assets	150	(18,332,544)	(14,053,491)
Wages	160	(1,471,522)	(1,351,354)
Dividend and interest payout	170	(142,214)	(664,792)
Settlement of tax liabilities	180	(2,723,400)	(2,773,128)
Social payments	183	(44,194)	(72,079)
Other costs	190	(819,569)	(1,065,079)
		0	0
Net cash from operating activities	200	(1,405,306)	1,653,772
Cash flow related to investment activity			
Proceeds from sale of permanent assets and others non-current assets	210	105,158	32,568
Proceeds from sale of securities and other financial investments	220	7,106,656	185,645

Dividend received	230	3,663	13,543
Interest received	240	3,632	0
Proceeds from repayment of loans extended to other entities	250	0	0
Miscellaneous incomes	260	349	8,584
Acquisition of subsidiaries	280	(56,862)	0
		0	0
Acquisition of permanent assets, income-bearing placements into material valuables and intangible assets	290	(6,289,184)	(1,326,423)
Acquisition of securities and other financial investments	300	(5,765,003)	(352,131)
Loans extended to other entities	310	0	0
Other costs	320		(5,971)
Net cash assets from investment activity	340	(4,891,591)	(1,444,185)
Cash flow related to financing activities			
Proceeds from issue of shares or other equity securities	350	7,509,502	0
Proceeds from loans and credits provided by other entities	360	6,907,900	4,812,880
Other income	380	0	
Repayment of loans and credits (without interest)	390	(8,151,900)	(4,688,880)
Settlement of finance lease liabilities	400	(24,841)	0
Other costs	405	(66,908)	(631,724)
Net cash assets from financing activities	410	6,173,753	(507,724)
Net increase (decrease) of cash assets and their equivalents	420	(123,144)	(298,137)
Balance as of the end of the accounting period	430	54,670	177,814
Effect of changes of foreign exchange-to rouble rate	440	12,288	0



CEO:
MIKHAILOV Sergei Nikolaevich

March 07th, 2008

Chief accountant
PRIKHODCHENKO Svetlana Stanislavovna

APPENDIX TO THE BALANCE SHEET for 2007

		CODES
	Form No. 5 as per OKUD	0710005
Entity: OAO Kuzbassenergo	Date [year, month, day]	2007 12 31
	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: Industry	as per OKVED	40.10.11.
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47/41
Unit of measure: thou. RUB	as per OKEI	384

Intangible assets

Parameter		Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
Description	**Code**				
1	2	3	4	5	6
Intellectual property items (exclusive rights to results of intellectual property)	010	4	0	0	4
Including:					
- those held by the patentee with respect to the invention, design, useful model	011	0	0	0	0
- those held by the holder of rights with respect to computer programs, databases	012	0	0	0	0
- those held by the holder of rights with respect to integrated-circuit technology	013	0	0	0	0
- those held by the owner with respect to the trade mark, service mark, appellation of origin	014	4	0	4	
- those held by the holder of rights with respect to selection achievements	015	0	0	0	0
Organisational expenses	020	0	0	0	0
Goodwill	030	0	0	0	0
		0	0	0	0
Other	040	0	0	0	0



Parameter description	code	As of the beginning of the reporting year	As of the end of the accounting period
1	2	3	4
Amortisation of intangible assets - total	50	3	4
Including:			
- amortisation of the trade mark	51	3	4

Permanent assets

Parameter description	code	Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
1	2	3	4	5	6
Buildings	110	8,244,827	1,513,811	(34,295)	9,724,343
Structures and transfer systems	111	12,634,170	2,049,459	(38,744)	14644,885
Machines and equipment	112	24,142,775	1,391,582	(240,457)	25,293,900
Means of transport	113	206,181	10,223	(3,556)	212,848
Industrial inventories and furniture	114	52,828	8,147	(1,544)	59,431
Draught animals	115	0	0	0	0
Productive livestock	116	0	0	0	0
Perennial planting	117	336	232		568
Other permanent assets	118	1,543	12,844	(10)	14,377
Land lots and natural resources	119	440,101		(399)	439,702
Capital investments into fundamental land amelioration	120	0	0	0	0
Total	130	45,722,761	4,986,298	(319,005)	50,390,054

Parameter description	code	As of the beginning of the reporting year	As of the end of the accounting period
1	2	3	4
Depreciation of permanent assets - total	140	30,368,556	31,439,399
Including:			
- buildings and structures	141	12,160,665	12,755,927
- machines, equipment, means of transport	142	18,180,146	18,646,829
- other	143	27,745	36,643
Leased out permanent assets - total	150	452,934	503,648
Including:			
- buildings and structures	151	304,020	377,397
- machines, equipment, means of transport	152	140,156	117,786
- other	153	8,758	8,465



Preserved permanent assets	155	76,960	76,960
Leased permanent assets - total	160	5,742	71,556
Including:			
- buildings and structures	161	4,701	40,605
- machines, equipment, means of transport	162	1,041	30,951
- other	163	0	0
Commissioned real estate facilities under state registration	165	38,948	1,314,909
	Code	**As of the beginning of the reporting year**	**As of the end of the accounting period**
FOR REFERENCE	2	3	4
Effect of revaluation of:	170	11,919	406,792
- acquisition (replacement) cost of permanent assets	171	75,734	4,094,853
- depreciation of permanent assets	172	63,815	3,688,061
	Code	**As of the beginning of the reporting year**	**As of the end of the accounting period**
	2	3	4
Change of value of permanent assets as a result of completion, additional equipment, reconstruction, partial liquidation	180	831,985	1,442,624

Income-bearing placements into tangible assets

Parameter		**Balance as of the beginning of the reporting year**	**Receipts**	**Retirement**	**Balance as of the end of the accounting period**
description	**code**				
1	2	3	4	5	6
Assets to be leased out	210	0	0	0	0
Assets to be hired out	220	0	0	0	0
		0	0	0	0
Other	230	13	0	0	13
Total	240	13	0	0	13

	Code	**As of the beginning of the reporting year**	**As of the end of the accounting period**
	2	3	4
Amortisation of income-bearing placements into tangible assets	250	9	10



Expenses for research, development and engineering studies

Parameter description	code	Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
1	2	3	4	5	6
Total	310	7,801	4,595	(4,757)	7,639
Including:					
Development of a boiler lighting up system without the use of fuel oil	311	3,134		(1,568)	1,566
Development of power supply safety criteria	312	504		(137)	367
Other	313	4,163	4,595	(3,052)	5,706

	Code	As of the beginning of the reporting year	As of the end of the accounting period
FOR REFERENCE	2	3	4
Total expenses for uncompleted research, development and engineering studies	320	3 336	980

	Code	For the accounting period	For the same period of the previous year
FOR REFERENCE	2	3	4
		2,103	6,544

Expenses for development of natural resources

Parameter description	code	Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
1	2	3	4	5	6
Expenses for development of natural resources - total	410	0	0	0	0
Including:					
		0	0	0	0

	Code	As of the beginning of the reporting year	As of the end of the accounting period
FOR REFERENCE	2	3	4
Total expenses relating to subsoil plots where exploration, deposit evaluation, survey, hydrogeological investigation and/or other similar operations are still in progress	420	0	0

Total expenses for development of natural resources charged in the accounting period to extraordinary costs as being ineffectual	430	0	0

Financial investments

Parameter		Balance as of the beginning of the reporting year	Receipts	Retirement	Balance as of the end of the accounting period
description	code				
1	2	3	4	5	6
Contributions to authorised (share) capitals of other entities - total	510	2,595,639	353,484	0	0
Including subsidiary and associated companies	511	2,595,589	353,434	0	0
Governmental and municipal securities	515	0	0	0	0
Securities of other entities - total	520	1,516	1,516	50112	
Including debt securities (bonds, bills)	521	1,516	1,516	50112	
Loans extended	525	0	0	0	0
Deposits	530	0	1,850,000	0	3,570,000
Other	535	0	0	0	0
Total	540	2,597,155	2,205,000	50112	3,570,000
From the total amount: financial investments having a current market value: Contributions to authorised (share) capitals of other entities - total	550	0	0	0	0
Including subsidiary and associated companies	551	0	0	0	0
Governmental and municipal securities	555	0	0	0	0
Securities of other entities - total	560	0	0	0	0
Including debt securities (bonds, bills)	561	0	0	0	0
Other	565	0	0	0	0
Total	570	0	0	0	0
FOR REFERENCE With respect to financial investments having a current market value: change of value due to valuation adjustment	580	0	0	0	0
With respect to debt securities: difference between the acquisition cost and the par value referred to the financial result of the accounting period	590	0	0	0	0





Accounts payable and receivable

Parameter description	code	Balance as of the beginning of the reporting year	Balance as of the end of the accounting period
1	2	3	4
Accounts receivable: Short-term receivables - total	610	1,085,916	2,798,760
Including: - settlement of accounts with buyers and customers	611	340,750	700,841
- advance payments made	612	252,116	1,699,438
- other	613	493,050	398,481
Long-term receivables - total	620	111,428	176,975
Including: - settlement of accounts with buyers and customers	621	21,531	0
- advance payments made	622	778	713
- other	623	89,119	176,262
Total	630	1,197,344	2,975,735
Accounts payable: Short-term payables - total	640	2,146,133	1,692,585
Including: - settlement of accounts with buyers and customers	641	487,188	926,134
- advance payments received	642	104,874	194,614
- tax payable	643	529,767	353,077
- credits	644	812,926	0
- loans	645	10,000	0
- other	646	201,378	218,760
Long-term payables - total	650	1,336,798	0
Including: - settlement of accounts with buyers and customers	651	883,347	0
- tax payable	652	11,665	0
- credits	653	433,845	0
- loans	654	0	0
- other	655	7,941	0
- total	660	3,482,931	1,692,585

Costs related to ordinary activities (with cost items breakdown)

Parameter description	code	For the reporting year	For the previous year
1	2	3	4
Material costs	710	11,084,088	8,459,159
Labour costs	720	1,628,615	1,430,655
Deductions for social needs	730	356,617	321,079
Depreciation	740	1,352,418	1,619,590
Other expenses	750	3,666,562	4,311,053
Total for cost items	760	18,088,300	16,141,536
Change of balances (increase [+], decrease [-]): - work in progress	765	0	0

- deferred expenses	766	2 202	(18 786)
- provision for future costs	767	0	0

Security

Parameter description	code	Balance as of the beginning of the reporting year	Balance as of the end of the accounting period
1	2	3	4
Security received - total	810	87,316	86,924
Including: - bills	811	0	0
Assets taken as a pledge	820	87,316	86,924
Including: - permanent assets	821	0	0
- securities and other financial investments	822	87,316	86,924
- other	823	0	0
		0	0
Security provided - total	830	687,781	6,181
Including: - bills	831	73,089	6,181
Assets taken as a pledge	840	614,692	0
Including: - permanent assets	841	0	0
- securities and other financial investments	842	0	0
- other	843	614,692	0
		0	0

Government assistance

Parameter description	code	Balance as of the beginning of the reporting year		Balance as of the end of the accounting period	
1	2	3		4	
Budgetary funds received in the reporting year - total	910	13,393		26,465	
Including:					
Reimbursement of interest on credits for acquisition of fuel	911	13,393		26,465	
		As of the beginning of the reporting year	Received during the accounting period	Refunded during the accounting period	As of the end of the accounting period
Budget credits - total	920	0	0	0	0
Including:					
		0	0	0	0



CEO:
MIKHAILOV Sergei Nikolaevich

March 07th, 2008

Chief accountant
PRIKHODCHENKO Svetlana Stanislavovna

9.4. Explanatory note

9.4.1. General

Kuzbass Power and Electrification Open Joint-Stock Company (OAO Kuzbassenergo, hereinafter referred to as the Company) is engaged in:

• generation of electric energy;
• production of steam and hot water (heat energy);
• supply (sale) of electric energy, steam and hot water (heat energy) at fixed rates according to the electric and heat load dispatch schedules;
• purchasing of electric energy in the wholesale and retail market of electric energy (power);
• purchasing of heat energy from outside organisations;

renders services

on sale of heat energy to customers, including energy sale companies;

as well as

• maintains working capacity and serviceability of power-generating equipment according to requirements of effective standards, modernises and rehabilitates heat and electric power generating equipment of buildings and structures of heat and electrical networks;
• operates power installations which are not on the balance the Company under agreements with owners of these power installations;
• carries out works determining conditions of parallel operation in conformity with the regimes of the Unified Power System of Russia within the framework of contractual relations;
• operates heat networks;
• provides services of maintenance and repair of power installations of thermal networks, equipment, etc.

OAO Kuzbassenergo Group includes 7 subsidiaries. The Group has no dependent joint-stock companies. The company was established under Resolution No. 330 of 21.09.1993 adopted by the Kemerovo Region State Property Management Committee and Regulation No. 345 of 30.12.1993 issued by the Kemerovo City Administration on reorganization of state enterprise POEiE Kuzbassenergo into Kuzbass Power and Electrification Joint-Stock Company of Open Type.

The company was registered on 04.07.2007 at: 656037, Russian Federation, Altai territory, city of Barnaul, Briliantovaya street, 2.

The company has a Representative Office in to Moscow, which is not a legal person and acts by virtue of the Regulations approved by the Board of Directors of the Company.

Besides, the Company has the following branches:

• Tom-Usinskaya State District Power Station;
• Belovskaya State District Power Station;
• Kemerovo branch;
• Novokuznetsk branch;
• Barnaul branch;
• Heat Networks Directorate.

As of 31.12.2007 OAO Kuzbassenergo employed 7,273 people (as of December 31st, 2006 — 5,011 people).

Ordinary shares in the Company are traded on the following organised trading platforms:

• Open Joint-Stock Company Russian Trading System Stock Exchange:
- Classical market;
- Exchange market.

• Closed Joint-Stock Company Moscow Interbank Currency Exchange (MICEX):
- Stock market.

The Board of Directors of OAO Kuzbassenergo consists of the following members:

1. Bolshakov Andrey Nikolaevich — member of the Board of Directors, Expert on Fuel and Energy Complex Matters of OAO Siberian Coal Energy Company;

2. Dunin Oleg Valentinovich — member of the Board of Directors, Chief of the Projects Implementation Support Department of Business Unit No. 2 of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;

3. Evseenkova Elena Vladimirovna — member of the Board of Directors, Deputy Chief of Economic Planning and Financial Control Department of Business Unit No. 2 of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;

4. Kochetkova Tatyana Vladimirovna — member of the Board of Directors, Chief of Section of Competitive Wholesale Market of the Restructuring Control Centre Market Department of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;

5. Lisyansky Mikhail Eduardovich — Chairman of the Board of Directors, Deputy Managing Director (Business Unit No. 2) of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;

6. Mazikin Valentine Petrovich — member of the Board of Directors, First Deputy Governor of Kemerovo region;

7. Mikhailov Sergei Nikolaevich — member of the Board of Directors, General Director, Chairman of the Management Board of Kuzbass Power and Electrification Open Joint-Stock Company;

8. Platonov Vladimir Yurievich — member of the Board of Directors, member of the Management Board of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;

9. Rashevsky Vladimir Valerievich — member of the Board of Directors, Chairman of the Management Board and General Director of Open Joint-Stock Company Siberian Coal Energy Company;

10. Shatsky Pavel Olegovich — member of the Board of Directors, Deputy Director for Power Industry, Merges and Acquisitions of Open Joint-Stock Company Siberian Coal Energy Company.

The Management Board of OAO Kuzbassenergo consists of:

1. Mikhailov Sergei Nikolaevich — Chairman of the Management Board, General Director;

2. Grebennikov Alexei Antonovich — member of the Management Board, Adviser to the General Director on General Issues;

3. Gretsinger Yury Aleksandrovich — member of the Management Board, Deputy General Director, Production/Technical Director;

4. Erofeev Alexander Kupriyanovich — member of the Management Board, Deputy General Director, Production Support;

5. Lavrov Alexander Mikhailovich — member of the Management Board, Deputy General Director, Economy and Finance;

6. Skorokhodov Dmitry Viktorovich — member of the Management Board, Deputy General Director, Corporate Governance;

7. Sheybak Yury Vladimirovich — member of the Management Board, Deputy General Director, Marketing and Sales; Market Operations Director.

The Internal Audit Commission of OAO Kuzbassenergo includes the following members:

1. Akhrimenko Dmitry Olegovich — member of the Internal Audit Commission, Chief Expert of the Corporate Governance and Shareholder Relations Department of the Corporate Center of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;

2. Bukvin Mikhail Sergeevich — member of the Internal Audit Commission, Chief of Section of Economic Planning and Financial Control Department of Business Unit No.2 of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;

3. Kleshnina Natalia Viktorovna — member of the Internal Audit Commission, Leading Expert of the Internal Audit Department of the Corporate Centre of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;

4. Smirnova Elena Evgenevna — Chairman of the Internal Audit Commission, Chief of Department of Internal Audit Commissions of Business Unit No.2 of Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia;

5. Shvetsova Marina Vladimirovna — member of the Internal Audit Commission, Chief Specialist of the Power Assets Management Department of Open Joint-Stock Company Siberian Coal Energy Company.

9.4.2. Accounting Policy

9.4.2.1. Basis of Preparation

The accounting in the Company is maintained and financial statements are prepared in accordance with the requirements established by Federal Law No. 129-FZ dated 21.11.1996 *On Accounting* (as amended), the Chart of Accounts of Financial and Economic Activities of Organisations and the Instructions for its application approved by Order No. 94n of 31.10.2000 issued by the Ministry of Finance of Russia, the Accounting Regulations, the Russian Accounting Standard *Entity's Accounting* (RAS 4/99) approved by Order No. 43n of 06.07.1999 issued by the Ministry of Finance of the Russian Federation, Order No. 67n of 22.06.2003 issued by the Ministry of Finance of the Russian Federation *On Entities' Accounting Statement Forms* and other regulations of the Russian Federation regulating the procedure of accounting maintenance and accounting statements preparation as well as by Company's Order No. 732 of 29.12.2006 *On Accounting and Tax Policy of OAO Kuzbassenergo in 2007.*

9.4.2.2. Assets and Liabilities in Foreign Currencies

Economic operations in foreign currencies were accounted for using the official Ruble exchange rate effective at the date of transaction and the foreign exchange rate established in the agreement between the parties. Monetary assets and liabilities the value of which is expressed in foreign currency are represented in the accounting statements as amounts calculated using the official Ruble exchange rate effective on 31.12.2007, namely 24.54 Rubles/US Dollar (on 31.12.2006 the exchange rate was 26.33 Rubles/US Dollar).

Exchange rate differences occurred during the year in transactions with assets and liabilities and at their conversion as of 31.12.2007 are charged to financial result and recognized as extraordinary income and expenses.

9.4.2.3. Short-Term and Long-Term Assets and Liabilities

Financial investments, accounts receivable and accounts payable, including indebtedness under loans and credits and deferred costs are recognized in the Balance Sheet as short-term ones if their maturity does not exceed 12 months from the balance sheet date. All other assets and liabilities are recognized in the statements as long-term ones.

9.4.2.4. Permanent Assets

Assets are recognized as permanent assets provided all the conditions specified in paragraph 4 of Russian Accounting Standards PBU 6/01 "Accounting of permanent assets" are complied with.

Land lots, buildings, structures, transfer facilities, machinery, equipment, vehicles and other respective assets with a useful live of more than 12 months are recognized as permanent assets.

Real estate property, with respect to which capital investments have been completed, respective delivery and acceptance documents have been executed, documents have been submitted for state registration and which are actually in service are recognized as permanent assets.

Permanent assets are recognized at actual purchase (construction) costs.

In the financial statements permanent assets are recognized at current (reproduction) cost less depreciation accumulated during the whole operating time.

As of 1.01.2007, the Company made its permanent assets (motor transport) revaluated and their reproduction cost determined by an independent appraiser, ZAO ENPI Consult. The value of permanent assets was determined by the cost-based approach (aggregative parameters method and base-index method). Amounts of permanent asset items value increment and accumulated depreciation were recognized as appraisal capital increase.

Depreciation of fixed assets was calculated on a straight-line basis:

· for permanent assets entered into the books before 01.01.2002, according to standards approved by Regulation No. 1072 of 22.10.1990 issued by the Council of Ministers of the USSR;
· for fixed assets entered into the books after 01.01.2002, depreciation is calculated in accordance with Regulation No. 1 of 01.01.2002 *On Classification of Permanent Assets Included into Depreciation Groups* issued by the Government of the Russian Federation.

Useful lives by groups of permanent assets determined by the Company are as follows:

Permanent assets group	**Useful lives (years) of items entered into the books**	
	prior to 01.01.2002	**after 01.01.2002**
Buildings	100	35
Machinery and equipment	8-15	5-8
Vehicles	7-10	5-7
Computer equipment	10	5
Other	3-10	2-5

Depreciation is not charged with respect to permanent assets facilities consumer properties of which do not change with the course of time:

• land lots;
• natural resources.

Assets of a value not exceeding 10 000 roubles, with respect to which conditions of recognition of facilities as permanent assets are satisfied (paragraph 4 of PBU 6/01), are recognized in the accounting and in the financial statements as a part of inventories on account 10 *Materials* (paragraph 5 of PBU 6/01).

Movement of such facilities (reception, movement, retirement) is recorded on the basis of primary accounting documents intended for registration of respective inventory accounting operations.

Incomes and costs of retirement of permanent assets (sale, writing off in case of moral and wear and tear) are stated in the form of No.2 Profit and loss statement as a part of other income and expense.

The costs of retirement of permanent assets in case of a gratuitous transfer (the non-depreciated part) are recognized in the form of No.2, Profit and Loss Statement as a part of Other expense.

9.4.2.5. Financial Investments

Assets are recognized as financial investments provided all the conditions specified in paragraph 2 of Russian Accounting Standards PBU 19/02 "Accounting of financial investments" are complied with. Assets, which are not capable to bring an economic benefit to the company (interest-free loans; accounts receivable acquired through a cession agreement not stipulating reception of economic benefit, etc.), cannot be recognized as financial investments. Such assets are recorded on account 58 *Financial investments*, and recognized in section II of the Balance Sheet as other accounts receivable in line 235 or line 246 depending on the term of maturity.

An accounting unit of financial investments is determined as an homogeneous aggregation of investments of one kind (shares of one issuer, bills of one series, etc.).

Financial investments are accounted for at their actual acquisition cost.

Financial investments current market value of which is not determined, are reflected in the book-keeping and accounting statements as of the accounting date at their historical cost. At retirement of financial investments market value of which is not determined, their value is determined proceeding from the historical cost of each unit of financial investments.

Financial investments the current market value of which is determined are stated in the accounting statements as of the close of the reporting year at current market value by adjustment of their estimate on the previous reporting date. Such an adjustment is made each quarter. The difference between evaluation of financial investments at current market value and previous evaluation of such financial investments is recognized as financial results (as a part of other income and expense). At retirement of financial investments current market value of which is determined, their cost is determined proceeding from the last evaluation.

9.4.2.6. Inventories

Inventories are assessed at actual acquisition costs. The evaluation of inventories at their release to production and other retirement was carried out in 2007 as well as in 2006 at average production cost. In 2007 no provision for depreciation of inventories was allocated.

Special tooling, special clothes and other personal protection equipment, irrespective of their cost and term of useful life are referred to turn-over assets.

The cost of overalls, other personal protection equipment, and special tooling the expected life of which according to the consumption rates does not exceed 12 months is written off to the debit of production cost accounts at the moment of their transfer (release) to the Company employees.

If the expected life of overalls, other personal protection equipment, etc. exceeds 12 months, their cost is depreciated by a straight-line method, proceeding from their terms of useful life.

9.4.2.7. Loans and Credits

The indebtedness of the Company to the creditor is recognized in the accounting in the amount of funds actually received or in a value terms of other assets stipulated by the agreement, at the moment of actual transfer of funds or other assets. Expenses incurred in connection with obtaining loans and credits are recognized as current expenses, except for their part which is to be included in the historical cost of permanent assets and intangible assets (paragraphs 12, and 23 –31 of Russian Accounting Standards PBU 15/01), or in the actual cost price of the credited inventories, other valuables, works and services (paragraph 15 of PBU 15/01). The long-term accounts payable under credits and loans are not transferred into short-term accounts payable at the moment when according to the terms and conditions of the contract less than 365 days are left to maturity of the principal amount of the debt.

The indebtedness under received loans and credits is stated in the end of the accounting period with allowance for interest due according to the terms and conditions of the loan contract or credit agreement. Interest on long-term loans and credits payable within 12 months, are stated as a short-term debt in the line 620.

All current costs, including additional ones, incurred in obtaining and using loans and credits, are stated as a part of other expenses of the Company as they are charged (incurred), irrespective of the time of actual payment.

9.4.2.8. Deferred Expenses

Expenses incurred by the Company in the reporting year but relating to subsequent reporting periods are recognized as deferred expenses. The following expenses are recognized as deferred expenses in the Company:

• voluntary insurance payments;
• amounts of future payments for personnel leaves;
• expenses for acquisition of software under sale-and-purchase contracts;
• expenses for subscription publications;
• rent paid according to the agreement for subsequent periods.

The above expenses are subject to the subsequent writing off to the expense accounts according to following procedure:

• uniformly during the term of validity of rent payment and voluntary insurance payment agreements;
• uniformly during the term of use of the software product established by the licence agreement or the CEO order;
• uniformly during periodicals subscription period;
• once in the month for which the holiday pay was drawn.

9.4.2.9. Trade Accounts Receivable

Trade accounts receivable are determined on the basis of prices and rates set under contracts between the Company and buyers (consumers) taking into account all discounts (mark-ups) provided and VAT.

9.4.2.10. Provisions for Future Expenses

To provide for a uniform inclusion of expenses for all types of repairs of permanent production assets into production costs, the Company made a provision for the current financial year for repair work to the amount of the annual quota of repair cost specified in the cost estimate with monthly inclusion into production costs of 1/12 of annual cost estimate to cost accounts.

At the end of the year correction of the repair provision is carried out:

• excessive reserved amounts for repair of fixed assets (according to the inventory taking results) are reversed;
• in case of deficiency of provision funds for repair additional charge to the debit of accounts of production cost accounting and to the credit of Account 96 *Provisions for Future Expenses*, subaccount *Provision for Repair of Fixed Production Assets (Including Leased Ones)* is made.

9.4.2.11. Estimated provisions

Based on results of inventory of accounts receivable in the 1st quarter of 2007 the Company created for the current fiscal year a provision for doubtful debts relating to settlement of accounts with buyers and customers. The amount of created provisions is charged to other expenses and is stated by a record in the credit side of account 63 *Provisions for doubtful debts* and debit side of account 91 *Other income and expense.*

In the course of 2007 the amount of allocated provisions was corrected:

• at repayment by the buyer of the amount due;
• for the amounts allocated to cover losses from writing off of bad debts.

In the end of 2006 the Company created a provision for depreciation of financial investments due to continuous essential depreciation of financial investments in a Company subsidiary. The amount of the created provision is charged to other expenses and is stated by a record in the credit side of account 59 *Provisions for depreciation of financial investments* and debit side of account 91 *Other income and expense.*

In case of creation of a provision for depreciation of financial investments the Company carries on a regular monitoring and check of cost of financial investments if any signs of depreciation are evident s of the accounting date of interim accounts.

At retirement (writing off) of financial investments (securities) for which the provision was created, the provision amount is reckoned towards other earnings (debit side of account 59 *Provisions for depreciation of financial investments*, and credit side of account 91 *Other income and expense*).

9.4.2.12. Revenue Recognition

Proceeds from sale of goods and provision of services recognized for accounting purposes upon shipment of goods to buyers and issuance of settlement documents to them is stated in the Profit and Loss Statement less value added tax, discounts granted to buyers and other similar compulsory payments.

Proceeds from sale of goods and provision of services were recognized for taxation purposes on accrual basis.

The following is recognized as the Company's income from ordinary activities:

- proceeds from sales of electric and heat energy;
- proceeds from sales of power;
- proceeds from sales of makeup and chemically treated water;
- proceeds from sales of other finished products of auxiliary production;
- proceeds from performed works (rendered services) of production nature for third parties (including transit);
- proceeds received for non-returned condensate;
- proceeds from sales of other goods, products, services of non-production nature (residential rent);
- income from property lease.

Profit from ordinary activities was determined as the difference between proceeds from sales of products at current prices and rates approved by the Federal Tariff Service and Regional Energy Commission exclusive of value added tax and its production costs.

The following is recognized as the Company's other income:

- income to amounts of interest due in accordance with contracts for use by a lending institution of funds being at the Company's account with such a lending institution is recognized as *Interest Receivable*;
- income from retirement of fixed and other assets (sale, write off in case of moral or physical depreciation);
- income from participation in authorized capital of other entities is recognized as *Income from Participation in Other Entities*;
- the following types of penalties and fines for violation of contract terms and conditions:
  - for exceeding electricity capacity limit;
  - for exceeding contracted electricity consumption;
  - for underutilization of contracted electricity consumption;
  - for unauthorized connection of electric installations;
  - for exceeding maximum hourly heat energy loads established by a contract;
  - for unauthorized water pumping;
  - for delayed payments by the participants of the wholesale market;
- income from compensation for damages to the generating company received according to the Agreement for Power Transfer in the Power Trade Zone;
- assets obtained free of charge, including those received under a gift contract;
- profit of past years disclosed in the reporting year;
- amount of accounts payable and bailer indebtedness with expired limitation period;
- exchange rate differences and other income.

9.4.2.13. Expense Recognition

Costs are accounted for and the cost of delivered energy is calculated by individual power plants, heat networks and the power system as a whole. Full production cost of energy is formed by summing up the cost of generation by power plants, cost of transmission and distribution in heat networks, cost of purchased electric energy and expenses for executive staff maintenance, including expenses for management of a single technological process.

The full cost of electric energy, power and heat energy usefully supplied to consumers is considered as the object of calculation in the Company.

1 kWh, 1MW and 1 Gkal of electric energy, power and heat energy usefully supplied to consumers accordingly are considered as a calculation unit.

General running costs for executive staff maintenance are distributed between electric and heat energy *pro rata* to production costs of power plants. General running costs are distributed between electric and heat energy in proportion to their shop cost. The production cost of power is determined in the electric power system a whole by segregation of semi-fixed costs from the total amount of actual costs of production of electric energy and power. This principle is established according to the tariff regulating procedure taking into consideration at determination of the tariff for power semi-fixed costs of the generating company in a certain reasonable amount.

Expenses connected with product sales recognized on Account 44 *Sale Expenses* in the reporting period are allocated in full to Account 90 *Sales*.

Costs of delivery of heat energy at power plants are accounted for separately from costs of energy generation. Calculation of transmission cost is made separately from generation of electric and heat energy, as for a separate activity.

9.4.2.14. Information by Segments

The principal activity of the Company is generation of electric and heat energy, the sales of which make 95% of proceeds from sale of products (goods, works, services) of the Company. The Company carries out other activities which are not significant and do not form reportable segments either together or separately. Therefore information is not disclosed by operating segments separately.

The Company carries out its activities in the territory of the Russian Federation and does not separate particular geographical segments, as sources and nature of risks are approximately the same on the whole territory of the Russian Federation.

9.4.2.15. Authorized, additional and Reserve Capital

Authorized capital is recognized to the amount of par value of ordinary shares and preferential shares purchased by shareholders. The amount of the authorized capital corresponds to the amount specified in the Company's Charter.

Additional capital was formed at the expense of appreciation of fixed assets as a result of revaluations made and acquisition of shares of subsidiaries in the course of reorganization of the Company, as well as as a result of additional issue of shares (additional paid-in capital).

According to Federal Law No.208-FZ "On Joint-Stock Companies" dated 26.12.1995 the Company forms a reserve capital. Deductions to the reserve capital are made at the expense of the net profit according to the decision of the General Meeting of shareholders.

9.4.2.16. Changes in the Accounting Policy

The Company amended its accounting policy for 2007 as compared to 2006 due to major changes of the operating environment and, changes of the legislation of the Russian Federation. Besides, the accounting policy was supplemented with provisions concerning methods of accounting of economic operations recognition of which in the bookkeeping and the fiscal accounting is not regulated by statutory acts and arbitration practice with respect to which is either ambiguous, or is not available at all.

Due to substantial changes of the operating environment the following changes were made to the accounting policy:

1. The procedure of calculation of the production cost of power was determined . According to this procedure the production cost shall be determined for the electric power system as a whole by segregation of semi-fixed costs from the total amount of actual costs of production of electric energy and power).

2. The procedure of accounting of the electric energy (power) purchase and sale operations on the wholesale market (operation on the New Wholesale Power Market), according to which:

• electric energy and power are sold under Regulated Bilateral Contracts (RBC) at tariffs regulated by the state; power price is established equal to the tariff for the installed capacity approved by the Federal Tariff Service and adjusted for a reducing factor in case of failure to comply with the requirements specified in paragraph 42 of the Regulations of the Wholesale Market of Electric Energy (Power). The sale of electric energy and power under RBC is recognized on account 90 *Sale*;
• the costs of services for organisation of functioning of the trading system of the wholesale market of electric energy (power) are recognized on account 44 *Sale Expenses* and charged completely in the accounting period to account 90 *Sales* to the production cost of electric energy sold according to the tariff regulation procedure;
• electric power acquired for resale is accounted for on account 41 *Products*, subaccount 41.05 *Electric energy*;
• changes are made to the list of the Company incomes from ordinary kinds of activity and the list of other income in the form of penalties and fines for violation of contract terms and conditions with allowance for economic activity as a generating company.

3. Within other income (expense) a new item was defined — compensation for damages to the generating company received according to the Agreement for Power Transfer in the Power Trade Zone.

Due to changes of the Russian Federation legislation provisions relating to bookkeeping and fiscal accounting the following amendments were made to the accounting policy:

1. Differences that occur at repayment of liabilities expressed in a foreign currency but payable in roubles, due to coming into force of a new edition of Russian Accounting Standard PBU 3/2006 *Accounting of Assets and Liabilities Denominated in a Foreign Currency* are considered to be exchange differences. Exchange differences are subject to conversion as of:

• the date of their recognition in the books;
• the last date of each month during the period when they are in the books;
• the date of settlement of the liability.

and shall be reckoned towards the financial result (account 91) as other income or expense.

2. Term of writing off of research and development costs was changed from 2 years is in 2006 to 1 year in 2007 due to revision of article 262 of the Tax Code of the Russian Federation.

3. In case of offsetting of mutual claims, if securities are used in settlement of accounts, the amount of the value added tax should be paid by money transfer according to paragraph 4 of article 168 of the Tax Code of the Russian Federation.

The accounting policy is supplemented with the following provisions:

1. Assets with a historical cost of up to 10,000 roubles, except for those referred to the groups:
• buildings;
• structures;
• working and power machines and equipment;
• means of transport,
are recognized as a part of inventories.

Assets included in the above groups, irrespective of their cost, are recognized in account 01 *Permanent assets*. The depreciation is charged according to the established procedure.

To comply with the due care requirements, as well as to minimize the differences in the financial reporting of the Company prepared according to the Russian Accounting Standards and IFRS, since January 01st, 2008 the accounting policy of OAO Kuzbassenergo will be amended for the purposes of accounting to stipulate the following kinds of provisions:

1. Provision for depreciation of tangible property.

The base for calculation of this provision shall be illiquid inventories to be sold and/or written off, as well as inventories with low turn-over.

2. A provision for doubtful debts (the base for calculation of this kind of a provision has been expanded).
The calculation of this provision, besides trade receivables, will also include accounts receivable under advances paid to suppliers and contractors with respect to acquired choses in possession, debt securities (bills), loans granted the other companies, received buyer bills, settlement of accounts with other debtors.
The economic sense of the provision for doubtful debts consists in reflexion of the amount of potential loss which the Company may incur if payments on account of settlement of the doubtful debt are not received.

3. A provision for future payment of employees' leaves.

4. A provision for future expenses for payment of the annual year-end remuneration based on performance for the year.

The above provisions for future costs and payments shall be formed in the Company accounting with the purposes of uniform inclusion of future costs into production and sales costs (Paragraph 72 of the Regulations on Book-Keeping and Accounting in the Russian Federation approved by the order No.34n of 29.07.1998 of the Ministry of Finance of the Russian Federation).

Besides, since January 01st, 2008 the following changes were introduced in the accounting policy of the Company:

- the requirement of revaluation of permanent assets has been excluded;
- the following kinds of costs have been transferred from other expenses to administrative costs: payments to members of the Board of Directors, expenses for holding shareholder's meetings and meetings of the Board of Directors, payment for environmental contamination, for emissions above permitted standard and other kinds of costs conditioned by financial and economic activity of the Company.

9.4.2.17. Opening and comparative data

Comparative data in the financial statements for 2007 are generated by correction of closing accounting data for 2006 to bring them into conformity with changes in accounting forms for 2007.
The opening balance of 2007 reflects the results of revaluation of permanent assets. The balance sheet total changed by 11,919 thou. roubles.

Besides, in the opening balance additional lines of accounts receivable (line 241) and accounts payable (lines 621, 625) have been changed because of transfer of the indebtedness with respect to a subsidiary of Kuzbassenergoservis from line *Settlement of accounts with subsidiary* to lines *Settlement of accounts with other buyers and customers* and *Settlement of accounts with other suppliers and contractors*.

Changes to the Balance Sheet (form No.1)

Balance sheet line	Parameter	As of 31.12.2006	As of 01.01.2007	Changes
120	Permanent assets	15,342,286	15,354,205	+11,919
240	Accounts receivable	1,085,916	1,085,916	0
241	Accounts receivable, including accounts receivable from buyers and customers	330,451	340,750	+10,299
620	Accounts payable	1,323,207	1,323,207	0

621	Accounts payable, including accounts payable to suppliers and contractors	486,156	487,188	+1,032
625	Accounts payable, including accounts payable to other creditors	263,937	262,905	-1,032

No corrections were made to the Profit and Loss Statement (form No.2).

9.4.3. Disclosure of Significant Indicators of the Financial Statements

9.4.3.1. Permanent Assets (Balance sheet item 120)

Value of the Company's permanent assets by groups as of 31.12.2007

No.	Permanent asset group	Replacement value, thou. rub	Depreciation, thou. rub	Depreciated cost, thou. rub	% of Total
1	Buildings, structures and transfer devices	24,369,228	12,755,927	11,613,301	61.3
2	Machinery, equipment, vehicles	25,506,748	18,646,829	6,859,919	36.2
3	Other	74,376,	36,643	37,733	0.2
4	Land	439,702	-	439,702	2.3
	TOTAL:	50,390,054	31,439,399	18,950,655	100

In 2007 the Company acquired permanent assets for an amount of 4,986,298 thou. roubles, including those that have been commissioned and are in the process of state registration for an amount of 1,314,909 thou. roubles (buildings and a heat supply pipeline of Barnaul branch for an amount of 550,886 thou. RUB, and a heat supply pipeline carried to the balance of the Company branch, Heat Networks Directorate to the amount of 764,023 thou. RUB).

The largest receipts of permanent assets were:

• purchase of used property from OAO Altaienergo for an amount of 3,082,916 thou. roubles;
• commissioning of the first turn of the heat supply pipeline from Kemerovskaya Combined Heat & Power Station to Rudnichny district of the city of Kemerovo for an amount of 764,023 thou. roubles in Heat Networks Directorate.

For the accounting period permanent assets for an amount of 319,005 thou. roubles (at historical cost) were retired; of them:

• facilities unfit for further operation for an amount of 262,298 thou. roubles were liquidated;
• facilities for an amount of 48,101 thou. roubles were sold;
• facilities for an amount of 1,984 thou. roubles (social sphere facilities, housing) were handed over to government bodies and other entities free of charge;
• shortage and other retirement for an amount of 6,622 thou. roubles.

In 2007 the Company leased 3 bulldozers under the leasing agreement No.37/06-L of 28.08.2006 concluded with OAO Industrial and Investment Company (the Lessor).

The Company keeps account of leased permanent assets on off-balance account 001 *Leased permanent assets* at a value specified in the agreement. Total value of the equipment is 45,222 thou. roubles, including, by branches:

- Tom-Usinskaya State District Power Station: 15,074 thou. roubles;
- Kemerovo branch: 30,148 thou. roubles.

As of the accounting date the Company concluded 100 contracts of lease of land lots with Property Management Committees of cities and districts of Kemerovo region and Altai territory with a total area of 2,082.4 hectares. The contracts are concluded for a term of less than 12 months (except for 4 long-term contracts) under condition of a privilege to renew the lease upon expiry of the term of validity of the contract. Rent payments in 2007 amounted to 453,663 thou. roubles (in 2006 — 425,111 thou. roubles).

9.4.3.2. Construction in Progress (Balance Sheet item 130)

The company continues to carry out works at capital construction and modernization objects. As of the beginning of 2007 expenses for construction in progress amounted to 782,026 thou. roubles. As of the end of 2007 expenses for construction in progress amounted to 898,971 thou. roubles.

Details of significant objects of construction in progress:

- coal intake facility with 2 car dumps at Tom-Usinskaya State District Power Station to the amount of 141,274 thou. roubles;
- rehabilitation of the fuel-handling facility of the 9th turn of expansion of Kemerovskaya State District Power Station to the amount of 48,420 thou. roubles;
- starting complex of the turbine unit (station No.15) of Novo-Kemerovskaya Combined Heat & Power Station to the amount of 249,944 thou. roubles;
- rehabilitation of the turbine unit (station No.8) stage including turbine replacement by type PTR-80-130/13 at Novo-Kemerovskaya Combined Heat & Power Station to the amount of 25,798 thou. roubles;
- turbine unit (station No.9) replacement at Kemerovskaya State District Power Station to the amount of 29,800 thou. roubles;
- heat supply pipeline from Kemerovskaya Combined Heat & Power Station to Rudnichny district of the city of Kemerovo to the amount of 9,776 thou. roubles.

In 2007 pursuant to the order No.431 of 21.05.2007 of the General Director "On liquidation of facilities the construction of which was abandoned" the cooling pond of the West-Siberian Combined Heat & Power Station with a total cost of 124,835 thou. roubles was dismantled and written off.

The Company resolved to sell a part of assets of facilities of the 1st turn of Petrovskaya Combined Heat & Power Station. Therefore an agreement with OAO Promstroy-ZhSK No.133-53 of 05.12.2006 was concluded for sale of a part of installations with a total book value of 14,687 thou. roubles. The remained facilities of construction in progress of the 1st turn of Petrovskaya Combined Heat & Power Station and the pioneer camp with a total cost of19,275 thou. roubles, by virtue of the order of the General Director No.394 of 20.04.2007 "On liquidation of facilities the construction of which was abandoned", in 2007 were dismantled and written off.

In compliance with order of the General Director No.244 of 16.03.2007 the resolution on liquidation of the coal intake facility with 2 car dumps at Tom-Usinskaya State District Power Station was cancelled due to consideration of possibility of construction of a coal-burning 660-MW power generating unit according to the Order of RAO UES of Russia No.713 of 16.10.2006. The issue on determination of technical feasibility of use of structures of this installation at construction of the coal-burning power generating unit of Tom-Usinskaya SDPS is being considered within the framework of investment substantiation. The investment substantiation was assigned to Novosibirsk branch of Siberian Power Research and Development Centre (ENTTS) which suggested only one design of the fuel supply scheme with preservation of the design scheme of the coal warehouse and all galleries for connection with existing structures of the construction in progress. With such a design expenses for construction of the fuel supply system with the use of facilities of construction in progress exceed expenses for construction with a new unloading system by 2.5 million roubles, which, in its turn, assumes writing off of expenses for construction in progress to the amount of 588 million roubles.

According to the preliminary study of the fuel supply scheme in case of the station expansion an alternative solution is possible: conservation of gallery No.24 and the loading bins warehouse which will allow to reduce the length of conveyors by 363 m and the number of reloading nodes by 3.

The economy in case of this alternative with the use of installations of the construction in progress will amount to approximately 78 million RUB including expenses for rehabilitation and repair of existing installations, and the cost of construction in progress to be written off will be approximately 12 million roubles.

To take a final decision, it is necessary:

1. At development of the project documentation on expansion of Tom-Usinskaya SDPS the requirements specification shall contain an instruction to the project organisation to elaborate in details all alternatives with a maximum use of the existing installations of construction in progress;
2. To carry on a technical diagnostic study of the existing structures, and to determine their suitability, since they were constructed 10-15 years ago.
3. To develop a rehabilitation project and to determine expenses for restoration of the existing structures. Facilities to be commissioned in 2008 shall be the starting complex of the turbine unit (station No.15) of Novo-Kemerovskaya Combined Heat & Power Station and heat supply pipeline from Kemerovskaya Combined Heat & Power Station to Rudnichny district of the city of Kemerovo.

9.4.3.3. Long-Term Financial Investments (Balance Sheet item 140)

Long-term financial investments of the Company as of the end of the accounting year amount to 2,207,298 thou. roubles (disregarding the provision for depreciation of financial investments in the Company subsidiary, OAO Kuzbassenergoservis, amounting to 2,298 thou. roubles created pursuant to the Company order No.69 of 02.02.2007).

Long-term financial investments include:

1. Investments into subsidiaries (ref. section 3.10) to the amount of 355,732 thou. roubles.

2. Investments into other entities: OOO "Fuel and Energy Complex and Resources of Kuzbass" Magazine (6.67 %) to the amount of 50 thou. roubles.

3. Other investments amounting to 1,851,516 thou. roubles, including:
• promissory note of OAO Novokuznetsk Aluminium Plant in the amount of 1,516 thou. roubles (the drawn-on date is upon presentation, but not earlier than on 06.03.2021) received on 07.02.2003 in settlement of accounts for the electric energy sold;
• deposit account with MDM-BANK OAO to the amount of 500,000 thou. roubles;
• deposit account with the Savings Bank (Sberbank) of the Russian Federation to the amount of 1,350,000 thou. roubles.

In 2007 long-term financial investments decreased by 392,155 thou. roubles. The amount of item *Long-term financial investments* decreased by 2,299,017 thou. roubles.

Within the framework of reforming of OAO Kuzbassenergo, according to the decision of the Board of Directors of OAO Kuzbassenergo (minutes No.12/12 of 28.12.2006) the Company concluded contracts of sale-and-purchase of blocks of shares of the following subsidiaries:

• OAO West-Siberian Combined Heat & Power Station to the amount of 1,435,325 thou. RUB (sale-and-purchase contract No. 153/07 of 15.03.07, notice No.17 of 30.03.2007 of OAO of a registry holder West-Siberian Combined Heat & Power Station about writing off of shares from OAO Kuzbassenergo account);
• OAO South Kuzbass State District Power Station in the amount of 863,692 thou. RUB (the contract of purchase No.154/07 of 29.03.07, the advice No.18 of 12.04.2007 of the registry holder of OAO South Kuzbass State District Power Station about writing off of shares from OAO Kuzbassenergo account);

2. The amount of item *Long-term financial investments* increased by 1,906,862 thou. roubles.

Within the framework of reforming of OAO Kuzbassenergo, in compliance with the resolutions of the Extraordinary General Meeting of shareholders of 25.12.2006 and the Board of Directors of OAO Kuzbassenergo (minutes No.10/12 of 28.11.2006), the Company purchased a block of shares of OAO Barnaulteploseremont. Financial investments in the shares of this company are recognized in the balance sheet in an amount of 56,862 thou. RUB (contract of sale-and-purchase of shares No.1975 of 05.03.2007);

The Company placed funds for a total amount of 1,850,000 thou. roubles on deposit accounts with the following banks:

• OAO Savings Bank of the Russian Federation, Kemerovo branch No.8615, to the amount of 1,350,000 thou. roubles, for a term of 370 days at 8.4 % per annum (agreement No.81010325 of 27.12.2007);
• OAO MDM-Bank, Moscow, Kemerovo branch, to the amount of 500,000 thou. roubles, for a term of 370 days at 10 % per annum (deposit agreement No.13. F06.05/23/07.3650 of 27.12.2007). All financial investments are evaluated at their book value.

Financial investments and their efficiency based on results of 2007 (without subsidiaries)

Company name	Kind of investment	Share in the authorized capital	Amount of investment, thou. RUB, 01.01.2007	Amount of investment, thou. RUB, 31.12.2007	Income, thou. RUB (dividend for 2006)
Line 141					
OAO Kuzbasskaya Energoremontnaya Kompaniya	Shares	100	29,972	29,972	981.9
OAO IATS Kuzbasstekhenergo	Shares	100	17,312	17,312	546.0
OAO Kuzbassenergoservis*	Shares	100	2,298	2,298	0
ZAO ATP Kuzbassenergo	Shares	100	103,834	103,834	340.3
ZAO MSCH Health Centre "Energetik"	Shares	100	126,074	126,074	591.5
OAO Prokopievskenergo	Shares	60	19,380	19,380	546.0
OAO Barnaulteplosetremont	Shares	100	0	56,862	657.4
OAO West-Siberian Combined Heat & Power Station	Shares	50.0	1,435,325	0	0
OAO South Kuzbass State District Power Station	Shares	50.0	863,692	0	0
Total:			**2,597,887**	**355,732**	**3,663.1**
Line 143					
OOO "Fuel and Energy Complex and Resources of Kuzbass" Magazine	Share in the authorized capital	6.67	50	50	0
Total:			50	50	0
Line 145					
Bills with a maturity exceeding 1 year	Bill		1,516	1,516	0
OAO MDM-Bank	Deposit		0	500,000	0
OAO AK Savings Bank of the Russian Federation	Deposit		0	1,350,000	0
Total:			**1516**	**1,851,516**	**0**
Grand total:			**2,599,453**	**2,207,298**	**3,663.1**

** For reference: In December, 2006 according to order No.69 of 02.02.2007 the Company created a provision for depreciation of financial investments into its subsidiary, OAO Kuzbassenergoservis, to the amount of 2,298 thou. roubles.*

9.4.3.4. Short-Term Financial Investments (Balance Sheet line 250)

Description	As of 01.01.2007	As of 31.12.2007
Bank bills	50,112	—
Bank deposit	—	3,570,000
Short-term financial investments, total	50,112	3,570,000

9.4.3.5. Long-Term and Short-Term Accounts Receivable (items 230 and 240 of the Balance Sheet)

Analysis of accounts receivable, thou. roubles

Sl. No.	Parameters	As of the beginning of the period 01.01.2007	As of the end of the period 31.12.2007	Changes, increase (decrease)
1	Long-term accounts receivable (line 230)	111,428	176,975	65,547
	Including:			
1.1.	Subscriber's indebtedness (energy)	20,729	0	(20,729)
1.2.	Indebtedness of subsidiaries	0	3,093	3,093
1.3	Advance payments made	778	713	(65)
1.4.	Other	89,921	173,169	83,248
2	Short-term accounts receivable (line 240)	1,085,916	2,798,760	1,712,844
	Including:			
2.1.	Subscriber's indebtedness (energy)	319,082	640,221	321,139
	Including line 243:	375	681	306
2.2.	Indebtedness of subsidiaries (without energy)	7,964	17,670	9,706
2.3.	Advance payments made	252,116	1,699,438	1,447,322
2.4.	Settlement of accounts with budgets and off-budget funds	254,155	245,04	(9,113)
2.5.	Other	252,599	196,389	(56,210)
3.	Accounts receivable, total	1,197,344	2,975,735	1,778,391
	Including:			
3.1.	Subscriber's indebtedness (energy)	339,811	640,221	300,410
	Same in % to line 3	28.4,%	21.5,%	(6.9,%)
3.2.	Indebtedness of subsidiaries (without energy)	7,964	20,763	12,799
	Same in % to line 3	0.7,%	0.7,%	0.0,%
3.3.	Advance payments made	252,894	1,700,151	1,447,257
	Same in % to line 3	21.1,%	57.1,%	36.0,%
3.4.	Settlement of accounts with budgets and off-budget funds	254,155	245,042	(9,113)
	Same in % to line 3	21.2,%	8.2,%	(13.0,%)
3.5.	Other	342,520	369,558	27,038
	Same in % to line 3	28.6,%	12.4,%	(16.2,%)

During the accounting period the accounts receivable by the Company increased by 1,778,391 thou. roubles (or 2.5 times). The long-term accounts receivable increased by 65,547 thou. roubles (or by 58.8 %).

The change was caused by:
- granting loans and credits to the Company employees within the framework of the Program of corporate assistance and corporate support of employees of OAO Kuzbassenergo in improvement of their living conditions approved by the Board of Directors (135 million roubles);
- transfer of the long-term accounts receivable into short-term accounts receivable and payment by KO AO Azot of the moratorium indebtedness for heat (20,729 thou. roubles).

Accounts receivable with a maturity of less than one year in 2007 increased by 1,712,844 thou. roubles (or 2.6 times).

The main growth of the short-term accounts receivable was recorded under the following items:

1. Advance payments made — by 1,447,322 thou. roubles, of them:

• to fuel suppliers — 1,063,843 thou. roubles, including advance payments under agreement with OAO SUEK (coal) — 966,535 thou. roubles;
• to suppliers and contractors — within the framework of implementation of investment programs of the Company according to the terms and conditions of concluded agreements — 402,504 thou. roubles.

2. Subscriber's indebtedness — by 321,139 thou. roubles including 292,566 thou. roubles of growth of indebtedness of heat energy consumers of Barnaul branch which is explained by the increase from 01.01.2007 of the number of customers on the basis of acquired generating and heat network assets of OAO Altaienergo.

As of the end of the accounting year the indebtedness of energy consumers amounted to 640,221 thou. roubles, which is by 300,410 thou. roubles (or by 88.4 %) more than in the beginning of the year. In 2007 56 331 thou. roubles of unrecoverable accounts receivable were written off including 6,979 thou. roubles at the expense of provision for doubtful debts.

The overdue accounts receivable decreased by 81,823 thou. roubles (or by 70 %) and as of 31.12.2007 amounted to 191,507 thou. roubles (6.4 % of the total amount of accounts receivable). As of 31.12.2007, no provision for doubtful debts was created. Provision for doubtful debts shall be created on January 01st, 2008 on according to the amended accounting policy of the Company.

9.4.3.6. Credits and Loans (items 510 and 610 of the Balance Sheet)

As of 31.12.2007 the Company has no indebtedness under credits and loans.

In compliance with the decision of the Board of Directors of 26.12.2007 (Minutes No.21/13, paragraph 17), temporary free investment funds to the amount of 2,080 million roubles gained from the additional issue of shares in OAO Kuzbassenergo, as well as own means obtained due to decrease of the settlement account balance, amounting to 120 million roubles, were appropriated for repayment of current credits of the Company.

As of 01.01.2007 the principal amount of the debt under credits and loans was 1,254,000 thou. roubles. During the accounting period the Company borrowed 6,907,900 thou. roubles, paid credit liabilities to the amount of 8,161,900 thou. roubles. 10,000 thou. roubles of accounts payable were written off due to expiry of the limitation period.

As of 01.01.2007 arrears of interest under credit agreements amounted to 2,771 thou. roubles. As of the end of 2007 there were no arrears of interest under credit agreements. During the accounting period 128 781 thou. roubles were accrued as interest, 131,552 thou. roubles of interest were paid. The accrued interest payable, and interest on credits are recognized as a part of other expenses in the amount of 97,327 thou. roubles, 2,446 thou. roubles of interest were included in cost of inventories, and 29,008 thou. roubles were capitalised.

In 2007 borrowed funds were raised by the Company as a source of replenishment of current assets at a rate lower than the refinance rate established by the Central Bank of the Russian Federation (since 19.06.2007 — 10 %). The average rate of interest on credits in 2007 was 9.48 % per annum.

Credit facilities obtained by the Company in 2007 were used for:

- purchasing assets of OAO Altaienergo,
- implementation of investment projects,
- purchase of fuel,
- settlement of accounts with the budget,
- capital construction,
- repair of power generating equipment.

According to the Order of the Government of the Russian Federation No.481 of 23.06.2001, the Company received in 2007 a subsidy of 13,393 thou. roubles from the federal budget as a reimbursement of a part of expenses for payment of interest on credits used to purchase fuel and to repair power-generating equipment.

9.4.3.7. Other Long-Term Liabilities (Balance Sheet item 520)

Other long-term liabilities include Company's liabilities with a maturity exceeding 12 months after the accounting date.

Analysis of long-term accounts payable

Sl. No.	Parameters	As of the beginning of the period, on 01.01.2007, thou. RUB	As of the end of the period, on 31.12.2007, thou. RUB	Changes, increase (decrease)
1.	Long-term accounts payable (line 520)	902,953	0	(902,953)
	Including accounts payable:			
1.1.	- to suppliers and contractors	883,347,	0	(883,347,
1.2.	- to the budget	11,665	0	(11,665)
	in particular, to			
	- the federal budget	2,322	0	(2,322)
	- the regional budget	9,342	0	(9,342)
	- the local budget	1	0	(1)
1.3.	- to off-budget funds	7,941	0	(7,941)
	in particular, with respect to			
	- fines, and penalties payable to off-budget funds	7,941	0	(7,941)

The long-term accounts payable of the Company for 2007 were eliminated due to:

- repayment of the debt to OAO RAO UES of Russia to the amount of 1,070,372 thou. roubles according to the amicable agreement with OAO RAO UES of Russia amount including 860,372 thou. roubles of the long-term indebtedness;
- writing off of re-structured debt to budgets and off-budget funds to the amount of 19,383 thou. roubles according to the resolutions of the Federal Tax Service of Russia "On amortization of debt under fines and penalties" No.19-07 of 20.12.2007 and No.11-07 of 26.12.2007;
- transfer to the short-term accounts payable to suppliers and contractors, budgets and off-budget funds.

9.4.3.8. Short-Term Accounts Payable (Balance Sheet item 620)

As compared to the beginning of the year short-term accounts payable increased by 369,378 thou. roubles or by 27.9 % (from 1,323,207 thou. roubles to 1,692,585 thou. roubles).

Analysis of short-term accounts payable

Sl. No.	Parameters	As of the beginning of the period, on 01.01.2007, thou. RUB	As of the end of the period, on 31.12.2007, thou. RUB	Changes, increase (decrease)
1.	Short-term accounts payable (line 620)	1,323,207	1,692,585	369,378
	Including accounts payable to:			
1.1.	- suppliers and contractors	487,188	926,134	438,946
	of them:			
	- to electric power suppliers	23,435	58,828	35,393
	- to fuel suppliers	117,223	526,666	409,443
	- for works, services, inventory holdings	29,205	64,967	35,762
	- licence fee to RAO UES of Russia	210,000	0	(210,000)
	- to other suppliers and contractors, total	107,325	275,673	168,348
1.2.	- to the budget	529,767	353,077	(176,690)
	in particular, to			
	- the federal budget	352,535	150,141	(202,394)
	- the regional budget	107,624	137,704	30,080
	- the local budget	69,608	65,232	(4,376)
1.3.	- to off-budget funds	17,946	20,059	2,113
	in particular:			
	- to the Pension Fund	13,033	16,442	3,409
	- to the Compulsory Medical Insurance Fund	2,043	3,157	1,114
	- to the Social Insurance Fund	150	206	56
	- with respect to fines, and penalties payable to off-budget funds	2,720	254	(2,466)
1.4.	Bills payable	73,089	6,181	(66,908)
1.5.	Indebtedness to subsidiary and dependent companies	15,287	41,925	26,638
1.6.	Wage arrears	25,401	93,243	67,842

1.7.	VAT on supplied products	56,495	42,568	(13,927)
1.8.	Advance payments received, total	104,874	194,614	89,740
	Including:			
	- from consumers of electric and heat energy	92,863	134,427	41,564
	Other advance payments	12,011	60,187	48,176
1.9.	Other	13,160	14,784	1,624

As the analysis demonstrated, the main growth of short-term accounts payable by the Company for the accounting period occurred under the following items:

1. To suppliers and contractors — by 438,946 thou. roubles, including: to fuel suppliers — by 409,443 thou. roubles;

2. Advance payments received — by 89,740 thou. roubles, including:

• from consumers of electric and heat energy — 41,564 thou. roubles;
• under the heat supply pipeline sale-and-purchase agreement (Heat Networks Directorate branch) — 48,176 thou. roubles.

The overdued accounts payable in 2007 decreased by 8,336 thou. roubles (or 2.06 times) from 16,186 thou. roubles to 7,850 thou. roubles.

Due to expiry of the limitation period or liquidation of the counterpart the Company wrote off accounts payable which were not demanded for an amount of 10,355 thou. roubles.

9.4.3.9. Capital and Reserves (items 410, 420 and 430 of the Balance Sheet)

As of 31.12.2007 the authorized capital of OAO Kuzbassenergo was 706,163,800 (seven hundred and six million one hundred sixty three thousand eight hundred) roubles with a face value of 1 (one) rouble and consisted of 706,163,800 ordinary shares.

From the total number of ordinary shares 13.331 million shares belong to natural persons, 1.333 million of them are owned by employees of OAO Kuzbassenergo (in 2006 — 4.4 million shares), 692.833 million shares belong to legal entities (in 2006 — 591.3 million shares). Company management does not hold any shares: neither do Company subsidiaries. The are no unpaid shares.

The decision to increase the authorised capital of the Company was approved by the extraordinary General Meeting of shareholders (minutes No.18 of 07.09.2007) and the Board of Directors of the Company on 04.10.2007 (minutes No.12/13 of 08.10.2007).

The authorized capital was increased by 100 million RUB upon placement of 100 million additional ordinary registered uncertificated shares with a face value of 1 (one) rouble each through public subscription. The additional share issue was placed in full. The sale price of one share was 75 roubles.

The amount of difference between the selling and the face value of the shares received as a result of issue of additional shares constituted the share premium of the Company which is recognized as a part of the Company's capital surplus.

As of 31.12.2007 the capital surplus amounted to 22,810,459 thou. and was made up of amounts received as a result of the additional issue of shares (in the amount of 7,409,498 thou. roubles), acquisition of shares in subsidiaries in the course of the Company reforming (in the amount of 2,299,016 thou. roubles) and revaluations of permanent assets (in the amount of the 13,101,945 thou. roubles).

The capital surplus increased in 2007 due to:

- appreciation of property from revaluation by 11,919 thou. roubles;
- share premium as a result of the additional share issue by 7,409,498 thou. RUB

According to the decision of the annual shareholder's meeting (minutes No.17 of 06.06.2007) the undistributed profit for 2006 in the amount of 109,439 thou. roubles was allocated to investments. The size of the reserve capital of the Company as of 31.12.2007 was 30,308 thou. roubles.

9.4.3.10. Major Subsidiary and Dependent Companies

The Company holds ordinary shares in its subsidiaries. The Company does not have dependent companies.

Subsidiaries of OAO Kuzbassenergo as of 31.12.2007

Sl. No.	Subsidiary name (short name)	Registration date / date of acquisition of shares	Authorised capital, RUB	Share in the authorised capital	Accounting value of shares/ share in the the authorised capital, RUB	Balance-sheet value of shares/ share in the the authorised capital, RUB
1	Closed Joint-Stock Company Kuzbassenergo Motor Transport Company (ZAO ATP Kuzbassenergo)	Contracts of sale-and-purchase of shares No. 12/53 of 29.06.04, No. ZSHZ of 01.10.04	164,044,000	100 %	103,833,792.37	103,833,792.37
2	Closed Joint-Stock Company Health Service "Health Centre "Energetik", (ZAO MSCH Health Centre "Energetik")	Contracts of sale-and-purchase of shares No.11/53 of 29.06.04, No.30/53 of 30.09.04	128,323,000	100 %	126,074,274.92	126,074,274.92
3	Open Joint-Stock Company Prokopievskenergo (OAO Prokopievskenergo)	Contract of sale-and-purchase of shares No.09/03 of 05.09.2000	32,300,000	60 %	19,380,000.00	19,380,000.00
4	Open Joint-Stock Company Kuzbasstekhenergo Engineering and Analytical Centre (OAO IATS Kuzbasstekhenergo)	Order No.71 of 09.02.04 on establishment of the subsidiary	17,852,000	100 %	17,312,321.33	17,312,321.33
5	Open Joint-Stock Company Kuzbasskaya Energoremontnaya Kompaniya (OAO KERK)	Order No.82 of 12.02.04 on establishment of the subsidiary	29,190,000	100 %	29,972,117.54	29,972,117.54
6	Open Joint-Stock Company Barnaulteplosetremont (OAO BTSR)	Contract of sale-and-purchase of shares No.1975 of 01.03.07	69,230,000	100 %	56,861,911.80	56,861,911.80
7	Open Joint-Stock Company Kuzbassenergoservis (OAO Kuzbassenergoservis) (bankruptcy)	Contracts of sale-and-purchase of shares No.04/53 of 29.04.04, No.05/53 of 29.04.04	500,000	100 %	2,298,000.00	2,298,000.00
	TOTAL:				**355 732 417.96**	**355 732 417.96**

9.4.3.11. Income and expense on ordinary kinds of activity (lines 010, 020 of the Profit and Loss Statement)

Analysis of sales profit (loss)

Parameter	Income, thou. roubles		Expense, thou. roubles		Financial result: profit (loss), thou. roubles	
	2007	2006	2007	2006	2007	2006
Sale of products, works, services — total	18,719,583	17,604,706	18,074,388	16,129,411	645,195	1,475,295
Including						
Electric power	12,328,956	12,987,864	11,980,542	11,831,588	348,414	1,156,276
Heat power	6,014,255	4,022,852	5,742,780	3,835,669	271,475	187,183
Transfer of electric and heat energy*	107,652	42,663	142,529	27,053	(34,877)	15,610
Products, works, services of industrial character	264,032	546,428	203,991	430,331	60,041	116,097
Products, works, services of non-industrial character	4,688	4,899	4,546	4,770	142	129
Commercial costs			13,912	12,125	(13,912)	(12,125)
Sales profit (loss)	x	x	x	x	631,283	1,463,170

* *For reference:electric power transfer was carried out only in 2006*

In 2007 the Company was selling electric energy and power on Wholesale Power Market according to the "Regulations of the Wholesale Market of Electric Energy (Power)" (Order of the Government of the Russian Federation No.643 of 24.11.2003 in the wording of the Order of the Government of the Russian Federation No.529 of 31.08.2006) stipulating several mechanisms of trade:

Regulated Bilateral Contracts (RBC) Market

The contracts regulate purchase and sale of 2 products: electric energy and power. Prices for electric energy and power are established at the level of tariffs for 2007 approved by the order of the Federal Tariff Service of Russia. Volumes of electric power and installed capacity in the RBC sector are established on the basis of the budgeted balance sheet for 2007 approved by the Federal Tariff Service of Russia.

Starting from 2007, the Govenment planned yearly decrease of the RBC volumes from the forecasted balance of electric power. In the first half of the year liberalisation level was 5 %, in second one — 10 %.

Final settlement of accounts for electric energy sold on RBC is made according to monthly delivery schedules.

Final settlement of accounts for the power sold on RBC is made according to monthly contractual volumes of power at prices established by the Federal Tariff Service of Russia for power, effective as of the settlement period, corrected by a reduction factor of cost of power due to the failure to meet in full obligations on maintenance of readiness of generating equipment to generation of electric energy in the price zone.

In 2007 proceeds from sales on the RBC amounted to 11,387,808 thou. RUB, including:
- proceeds from electric power sale: 6,568,052 thou. RUB
- proceeds from power sale: 4,819,756 thou. RUB.

"Day-ahead" market (DAM)

Contracts ensuring sale (purchase) of electric energy based on results of competitive selection of price quotations for the day ahead with determination of the hour equilibrium reference prices and scopes of delivery (purchasing).
In 2007 actual proceeds on the "day-ahead" market were 800,859 thou. RUB, and purchasing costs — 409,753 thou. RUB

Balancing Market (BM)

Contracts ensuring sale (purchase) of electric energy based on results of competitive selection of bids for system balancing.

In 2007 actual proceeds on the balancing market amounted to 105,007 thou. RUB, and purchasing costs — to 309,782 thou. RUB

Contracts for sale and purchase of power. Power is purchased (sold) on the Wholesale Power Market on the basis of regulated contracts of purchase of electric energy and power (see above), and on the basis of power sale commission contracts and sale-and-purchase contracts which determine obligations on volumes of sale of excess power and purchase of missing power.

In 2007 actual proceeds under commission contracts for sale amounted to 22,790 thou. RUB; purchasing costs — 8,732 thou. RUB.

Power Transfer Agreement with the wholesale market participants — Suppliers of electric energy and power. According to this Agreement the Supplier who failed to meet its obligations on maintenance of readiness of its generating equipment for generation of electric energy shall reimburse to Suppliers who ensured maintenance of readiness of the generating equipment in the respective zone for damages incurred.

In 2007 the amount of other incomes under the Agreement was 1,718 thou. RUB, the amount of other expenses - 62,056 thou. RUB.

In 2008 the liberalisation of the Wholesale Power Market will continue, the share of Regulated Bilateral Contracts will decrease by 15 % in the first half of the year and by 25 % in the second one. Thus, the sphere of action of competitive markets is being extended, which entails decrease in stability of proceeds and cash flows since price uncertainty due to high daily and seasonal volatility of prices increases.

To stabilise and to increase proceeds, the Company stipulates development of the optimal strategy on the Wholesale Power Market: hedging of price risks through formation of packages of free bilateral contracts (forward contracts), and as the market develops — participation in exchange trading in term contracts (futures and options).

9.4.3.12. Other income (line 090 of the Profit and Loss Statement)

Parameter	Income, thou. roubles		Changes: increase (decrease), thou. roubles
	2007	2006	
From sale of permanent assets, apartments	23,213	18,803	4,410
From sale of securities	6,980,554	911,796	6,068,758
From sale of other assets	167,405	14,846	152,559
Profit of past years	(108)	14,079	(14,187)
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received	3,171	4,524	(1,353)
Restoration of provision for doubtful debts	0	253,432	(253,432)
Property which turned to be in excess according to the results of inventory taking	30,503	10,530	19,973
Restoration of provision for depreciation of securities due to their retirement	0	118,619	(118,619)
From sale of inventories	48,531	97,173	(48,642)
Exchange differences	20,368	34	20,334
Accounts payable older than three years	10,355	554	9,801
Other income	44,447	62,173	(17,726)
Total other income	7,328,439	1,506,563	5,821,876

The main cause of growth of other income in 2007 by 5,821,876 thou. roubles (5 times) as compared to 2006 is the sale of blocks of shares of the Company subsidiaries: OAO South Kuzbass State District Power Station for 3,695,901 thou. RUB and OAO West-Siberian Combined Heat & Power Station on 3,187,045 thou. RUB.

In the item *Sale of other assets* of line 090 of the Profit and Loss Statement (form No.2) recognized are incomes from cedation of choses in possession in the amount of 134,326 thou. roubles, and from sale of objects of the work in progress in the amount of 33,079 thou. roubles.

9.4.3.13. Other expenses (line 100 of the Profit and Loss Statement)

Parameter	Expense, thou. roubles		Changes: increase (decrease), thou. roubles
	2007	2006	
From sale of permanent assets, apartments	29,617	22,278	7,339
From sale of securities	2,565,535	935,160	1,630,375
From sale of other assets	164,965	14,691	150,274
Bank services	60,156	14,450	45,706
Provision for doubtful debts	6,979	0	6,979
Provision for depreciation of financial investments	0	2,298	(2,298)
Provision for other contingent liabilities	115,468	0	115,468
Writing off of assets	157,779	191,185	(33,406)
Exchange differences	13	143	(130)
Loss of past years	551	17,624	(17,073)
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received	66,882	3,546	63,336
Material, sponsor's and charitable assistance, including:	203,229	246,168	(42,939)
- lumpsum premiums	79,446	57,325	22,121
- material aid to employees	23,371	19,603	3,768
- material aid to pensioners	6,679	7,997	(1,318)
- reimbursement of cost of sanatorium vouchers and children's camp vouchers	0	12,558	(12,558)
- health care of pensioners	13,492	13,639	(147)
- charitable help	33,441	25,746	7,695
- maintenance of hockey club *Energy*	0	34,630	(34,630)
- sponsorship	6,165	50,185	(44,020)
- other payments to employees	38 853	22 133	16 720

- other payments to pensioners	1,782	2,352	(570)
Energy saving fund	45,876	112,814	(66,938)
From sale of inventories	45,573	89,448	(43,875)
VAT not accepted for deduction	6,850	10,871	(4,021)
Writing off of unrecoverable accounts receivable	49,652	167	49,485
Costs pertaining to reorganisation	0	85,199	(85,199)
Costs connected with issue of securities	33,729	0	33,729
Payment for emissions over the established limits	114,801	61,222	53,579
Cession of property under municipal property	45	2,474	(2,429)
Consultation services on financial and legal issues	27,100	37,234	(10,134)
Regional purpose-oriented program "Affordable Housing ..."	15,000	0	15,000
VAT additionally charged following the results of a tax inspection	18,796	0	18,796
Execution of land use documents	10,352	35,304	(24,952)
Expenses for dismantling installations of construction in progress	5,423	0	5,423
Maintenance of Power Industry Trade Union	6,601	669	5,932
Costs for holding the Power Industry Day	11,390	8,162	3,228
Miscellaneous expenses	75,777	21,188	54,589
Other expenses, total	3,838,139	1,912,295	1,925,844

As a part of costs for sale of other assets the following parameters are taken into account:

• the cost of installations of construction in progress written off for an amount of 148,176 thou. roubles;
• the cost of permanent assets written off for an amount of 5,270 thou. roubles;
• costs of liquidation of permanent assets for an amount of 2,931 thou. roubles.

The major part of the amount stated under item *Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received* of line 100 of the Profit and Loss Statement (form No.2) relates to reimbursement of expenses for ensuring readiness of equipment for generation of electricity payable to other electricity suppliers in the zone of trade. The amount of reimbursement of expenses was 62,056 thou. roubles.

Item *Provision for other contingent liabilities* of line 100 of the Profit and Loss Statement (form No.2) represents a provision for conditional facts of economic activities of the Company.

The provision was created in compliance with order No.385 of 19.04.2007 *Creation of Provisions for Contingent Liabilities* in the amount of 115,468 thou. roubles under the claim of the State Institution Kuzbass Energy Saving Centre with respect to deductions of target means for implementation of the energy saving program.

Other expenses in the amount of 75,777 thou. roubles include deductions to the trade union, cost of gifts, expenses for holding corporate events, etc.

Analysis of other expenses and incomes

Parameter	Income, thou. roubles		Expense, thou. roubles		Financial result: profit (loss), thou. roubles	
	2007	2006	2007	2006	2007	2006
Other income and expense, total	7,328,439,	1,506,563,	3,838,139,	1,912,295,	3,490,300,	(405,732)
Including						
From sale of permanent assets, apartments	23,213	18,803	29,617	22,278	(6,404)	(3,475)
From sale of securities	6,980,554	911,796	2,565,535	935,160	4,415,019	(23,364)
From sale of other assets	167,405	14,846	164,965	14,691	2,440	155
Bank services	0	0	60,156	14,450	(60,156)	(14,450)
Profit/losses of past years	-108	14,079	551	17,624	(659)	(3,545)
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received	3,171,	4,524,	66,882,	3,546,	(63,711),	978
Operations on creation and use of provision for doubtful debts	0,	253,432,	6,979	0	(6,979),	253,432
Operations on creation and use of provision for contingent liabilities	0	0,	115,468,	0,	(115,468)	0

Operations on creation and use of provision for depreciation of securities	0	118,619	0	120,917	0	(2,298)
Property which turned to be in excess according to the results of inventory taking	30,503	10,530	0	0	30,503	10,530
From sale inventories	48,531	97,173	45,573	89,448	2,958	7,725
Writing off of assets	10,777	15,609	157,779	72,566,	(147,002),	(56,957)
Energy saving fund	0	0	45,876	112,814,	(45,876),	(112,814)
Material assistance, sponsor's and charitable help	0	0	200,191,	246,168,	(200,191),	(246,168)
Other income and expense	64,393	47,152,	378,567,	262,633,	(314,174),	(215,481)

9.4.3.14. Taxes

Settlement of accounts with the budget for 2007, thou. roubles

("-"means overpayment, "+"means indebtedness)

Payments to the budget	Balance as of 01.01.2007	Including		Accrued	Paid	Balance as of 01.01.2008	Including	
		Overpayment	Indebtedness				Overpayment	Indebtedness
Total	288,899	252,533	541,432	2,345,352	2,524,405	109,846	243,231	353,077
Including								
Profit tax	-205,257	216,160	10,903	898,964	853,140	-159,433	162,536	3,103
VAT	255,289	1,148	256,437	-72,588	205,145	-22,444	76,994	54,550
Property tax	48,975	15,851	64,826	328,446	293,477	83,944	162	84,106
Personal income tax	9,947	407	10,354	232,303	221,433	20,817	25	20,842
Other taxes and payments	179,945	18,967	198,912	958,227	951,210	186,962	3,514	190,476

As of 31.12.2007 accounts payable by the Company to the budget amounted to 109,846 thou. roubles. On some taxes there is an overpayment of 243,231 thou. roubles and an indebtedness of 353,077 thou. roubles.

In 2007 accounts payable under settlement of accounts with the budget decreased by 188,355 thou. roubles (by 34.79 %) and amounted to 353,077 thou. roubles. The main cause of decrease of accounts payable is the acquisition of property and material assets of OAO Altaienergo whereby in January, 2007 a VAT of 366,741 thou. roubles to be deducted from the budget payments was calculated.

In 2007 VAT presented for deduction exceeded the amount of the tax charged by 72,588 thou. roubles mainly due to the acquisition of property of OAO Altaienergo and presentation of VAT for deduction in the amount of 532,760 thou. roubles.

The received amount of deduction allowed to extinguish tax liabilities. As a result on the end of the accounting period the overpayment under VAT was 76,994 thou. roubles. With respect to indebtedness of 54,550 thou. roubles a security was provided for the period of trial.

In 2007 the Company structure undergone changes — Barnaul branch was established (new property was acquired, and new jobs were created). As a result, tax charge on property, as well as Personal Income Tax and Single Social Tax (see section Off-Budget Funds) increased.

Accordingly, the debt under Property Tax increased by 29.74 % and reached 84,106 thou. RUB, under Personal Income Tax increased twice and amounted to 20,842 thou. RUB. According to the tax legislation this indebtedness is considered to be current with a maturity in 2008.

Under other taxes and payments the indebtedness decreased by 8,436 thou. RUB (by 4.24 %) mainly due to the writing off of the re-structured indebtedness under fines and penalties on payments for environmental impact in the amount of 11,665 thou. RUB (decision No.19-07 of the Interregional Inspectorate of the Federal Tax Service of Russia on large tax bearers dated 20.12.2007).

Accounts receivable on budget payments also decreased for the accounting period by 3.68 % and amounted to 243,231 thou. RUB.

Settlements of accounts under the profit tax account for the major part of overpayment (162,536 thou. roubles). This overpayment was formed mainly due to reversal in the accounting of the results of the field tax inspection (resolution No.02-47/013 of 09.06.2007) on the ground of the decision of Arbitration Court of Moscow of 10.01.2008 in the amount of 86,291 thou. RUB.

In 2007 the Company carried out activity on refunding of overpaid taxes. As a result the overpayment of 41,454 thou. roubles under the profit tax, of 138,974 thou. roubles under the VAT, and of 18,248 thou. roubles under the land tax (in the above analytical table is included into group *Other taxes and payments*) was refunded to the settlement account of the Company.

Under the property tax the overpayment as of the end of the accounting period decreased by 15,689 thou. roubles due to its use to cover floating tax debt.

Profit Tax

According to the accounting data in 2007 profit amounted to 4,063,078 thou. roubles (as compared to 955,950 thou. roubles in 2006). The amount of the conditional profit tax costs the for the accounting year was 975,139 thou. roubles (as compared to 229,428 thou. roubles in 2006).

The tax base under the profit tax for 2007 was 3,441,613 thou. roubles (in 2006 — 1,255,484 thou. roubles).

Current profit tax for 2007 is calculated in the amount of 825,987 thou. roubles (in 2006 — in the amount of 301,316 thou. roubles).

Profit tax calculation was influenced by the following factors:

1. The amount of constant differences in 2007 was 365,829 thou. roubles (in 2006 — 977,187 thou. roubles). Differences occurred with respect to costs which, according to the requirements of chapter 25 of the Tax Code of the Russian Federations, do not reduce (reduce) the taxable profit, i.e. with respect to:
• amounts of revaluation of permanent assets after 2002 (375,137 thou. roubles);

• costs of creation of provision for contingent liabilities (115,468 thou. roubles);
• expenses for charity and social events (401,286 thou. roubles);
• costs of liquidation of permanent assets (144,503 thou. roubles);
• other expenses which do not reduce taxable profit (295,778 thou. roubles);
• decrease of the taxable profit from sale of securities due to loss from similar transactions incurred in previous periods (according to paragraph 10 of article 280 of the Tax Code of the Russian Federation) in the amount of 966,343 thou. roubles.

2. Profit before taxes according to the accounting was corrected in 2007 towards decrease for the amount of deductible time differences of 207,783 thou. roubles (in 2006 — 199,071 thou. roubles). The amount of deductible time differences originated in 2007 was 17,625 thou. roubles (in 2006 — 50,208 thou. roubles), the amount of decrease (cancellation) of deductible time differences, which entailed decrease of respective tax assets, was 225 408 thou. roubles (in 2006 — 249,279 thou. roubles). The differences occurred because of different approaches to recognition in the bookkeeping and in the fiscal accounting of the following costs:

• with respect to the charged amounts of depreciation of permanent assets (-76,304 thou. roubles);
• loss from sale of permanent assets (12,917 thou. roubles);
• loss from sale of securities (-23,350 thou. roubles);
• credit line service charges (-2,833 thou. roubles);
• expenses for research and development (-1,429 thou. roubles);
• provision for doubtful debts (3,055 thou. roubles);
• other (-119,839 thou. roubles).

3. At calculation of current profit tax taxable time differences in the amount of 779,513 thou. roubles were taken into consideration (in 2006 — 478,583 thou. roubles). The amount of taxable time differences which originated in 2007 was 791,375 thou. roubles (in 2006 — 562,896 thou. roubles), the amount of decrease (cancellation) of taxable time differences, which entailed decrease of respective tax liabilities, was 11 thou. roubles (in 2006 — 84,313 thou. roubles). These differences were mainly due to difference of the procedure of charging of depreciation of permanent assets in the bookkeeping and in the fiscal accounting.

In 2007 owing to liquidation of permanent assets tax assets in the amount of 103 thou. roubles and deferred tax liabilities in the amount of 1,180 thou. roubles were written off on account of net profit decrease.

Value-added tax (VAT)

For the VAT purposes, the Company recognises sales proceeds upon shipment of products (services). In 2007 the amount of VAT calculated for refunding from the budget was 165,756 thou. roubles, including tax charged proceeding from actual sale in the amount of 6,296,754 thou. roubles and tax presented for deduction in the amount of 6,462,510 thou. roubles. The amount of calculated VAT was influenced by tax deduction in the amount of 532,760 thou. roubles obtained due to acquisition of permanent assets for the established Barnaul branch.

The VAT on acquired valuables not presented for deduction for the accounting period decreased 3 times and amounted to 74,357 thou. roubles (as of 01.01.2007 — 209,869 thou. roubles). Tax on facilities of construction in progress amounted to 63,165 thou. roubles. The VAT in unpaid products as of 31.12.2007 decreased by 24.7 % and amounted to 42,568 thou. roubles (as of 01.01.2006 — 56,495 thou. roubles).

Off-budget funds
("-"means overpayment, "+"means indebtedness)

Payments to the budget	Balance as of 01.01.2007	Including		Accrued	Paid	Balance as of 01.01.2008	Including	
		Overpayment	Indebtedness				Overpayment	Indebtedness
Total	24,265	1,622	25,887	354,652	360,669	18,248	1,811	20,059
Including								
Pension fund	12,843	190	13,033	278,884	275,604	16,123	319	16,442
Social Insurance Fund	-1,273	1,423	150	43,621	43,609	-1,261	1,467	206
OMC Fund	2,039	4	2,043	42,271	41,172	3,138	19	3,157
Fines, penalties	10,656	5	10,661	-10,124	284	248	6	254

As of 31.12.2007 total indebtedness under insurance premiums to off-budget funds amounted to 18,248 thou. RUB including 1,811 thou. roubles of accounts payable and 20,059 thou. roubles of accounts receivable.

In 2007 accounts payable to off-budget funds decreased by 5,828 thou. RUB (by 22.51 %) and amounted to 20,059 thou. roubles. The main cause of the decrease is writing off of the re-structured indebtedness under fines and penalties according to the decision No. 11-07 of the Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4 dated 26.12.2007 to the amount of 7,718 thou. roubles.

9.4.3.15. Disclosure of Information on Terminated Activity

In accounts for 2006 upon reforming on 01.07.2006 the Company does not disclose details of incomes, costs, profit tax and cash flow pertaining to terminated activity since the Company sold electric and heat power in a centralized way to various groups of customers for which different tariffs for respective kinds of energy were established which made impossible individual accounting of sale proceeds by spun off divisions. For this reason in accounts for 2007 parameters for the same period are not recalculated.

9.4.3.16. Profit per share

Parameter	2007	2006
Basic profit for the accounting year, thou. roubles	2,924,233	309,463
Weighted average number of outstanding ordinary shares in the accounting year, shares	606,163,800	606,163,800
Basic profit per share, RUB	4.824	0.511

Based on results of the Company performance for the 1st quarter 2007 the Company paid dividend in the amount of 11,490 thou. roubles. There is no diluted profit per share.

9.4.3.17. Affiliated Persons

Head company

OAO Kuzbassenergo shares are placed among a large number of shareholders. Basic shareholders are Open Joint-Stock Company Siberian Coal Energy Company holding 44.02 % of the authorised capital of OAO Kuzbassenergo, and Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia holding 42.06 % of ordinary shares of OAO Kuzbassenergo.

The remaining 13.92 % of ordinary shares are held by minority shareholders. Besides, affiliated persons of the Company include:

1. Members of the Board of Directors, members of the Management Board listed in section General of the Explanatory Note;

2. Seven subsidiaries:
• Open Joint-Stock Company Prokopievskenergo;
• Open Joint-Stock Company Kuzbasstekhenergo Engineering and Analytical Centre;
• OAO Kuzbasskaya Energoremontnaya Kompaniya;
• Closed Joint-Stock Company Health Service "Health Centre "Energetik";
• Open Joint-Stock Company Kuzbassenergoservis;
• Closed Joint-Stock Company Kuzbassenergo Motor Transport Company;
• Open Joint-Stock Company Barnaulteplosetremont.

3. Companies affiliated with RAO UES of Russia;
4. Companies affiliated with OAO SUEK.
5. Natural persons entering being a part of the group of persons of OAO Kuzbassenergo.

In 2007 and 2006 the Company was selling products to the following affiliated persons:

Name of counterpart	Kinds of operations	2007, thou. RUB	2006, thou. RUB
OOO Sbytenergo	Sale of electrical energy, other services	0	26,413
OAO Prokopievskenergo	Sale of electrical energy, other services	0	325,944
OAO Kuzbassenergoservis	Sale of electrical energy, other services	0	6,874
OAO IATS Kuzbasstekhenergo	Sale of electrical energy, other services	9,573	4,957

ZAO ATP Kuzbassenergo	Sale of electrical energy, other services	2,709	7,704
ZAO Health Service "Health Centre "Energetik"	Other services	3,498	3,431
OAO Kuzbasskaya Energoremontnaya Kompaniya	Sale of electrical energy, other services	3,157	4,457
OAO Barnaulteplosetremont	Sale of heat energy, other services	2,030	0
OAO Kuzbassrazrezugol Coal Company	Sale of electrical energy, other services	1,541	1,138
OAO Kuznetskiye ferrosplavy	Sale of electrical energy, other services	0	50,908
ZAO Kuzbassenergosvyaz	Sale of electrical energy, inventories, lease	0	15,592
Bank Alemar	Sale of Company bills, services, lease	559	136
OAO Altaienergo, city of Barnaul	Sale of electrical energy and power	0	163,577
OAO Altaienergosbyt	Sale of electrical energy	3,004,051	324,604
OAO Astrakhan Power Sales Company	Sale of electrical energy	17,108	4,529
OAO Vladimir Power Sales Company	Sale of electrical energy	37,008	11,892
OAO Volgogradenergosbyt	Sale of electrical energy	0	14,396
OAO Ivanovo Power Sales Company	Sale of electrical energy	23,886	4,382
OAO Kostroma Sales Company	Sale of electrical energy	16,047	5,292
OAO Krasnoyarskenergosbyt	Sale of electrical energy	97,196	8,260
OAO Kirovenergosbyt	Sale of electrical energy	158	1,536
OAO Marienergosbyt	Sale of electrical energy	149	590
OAO Ergosbyt Rostovenergo	Sale of electrical energy	31,790	2,619
OAO Udmurt Power Sales Company	Sale of electrical energy	79	1,572
OAO Kola Power Sales Company	Sale of electrical energy	450	1,304
OAO Kuban Power Sales Company	Sale of electrical energy	41,910	2,710
OAO Kuzbassenergo-RSK	Sale of electrical energy	81,805	862
OAO Kuzbass Power Sales Company	Sale of electrical energy	3,449,416	2,971,576
OAO Kurgan Power Sales Company	Sale of electrical energy	0	4,194
OAO Mordovian Power Sales Company	Sale of electrical energy	16,084	6,677
OAO Mosenergosbyt	Sale of electrical energy	62,782	14,069
OAO Nizhniy Novgorod Marketing Company	Sale of electrical energy	67,805	23,023
OAO Omsk Power Sales Company	Sale of electrical energy	107,614	236,303

OAO Orenburgenergosbyt	Sale of electrical energy	0	9,091
OAO Penza Power Sales Company	Sale of electrical energy	0	5,120
OAO Samarenergo	Sale of electrical energy	906	20,103
OAO Saratovenergo	Sale of electrical energy	55,272	9,161
OAO Sverdlovenergosbyt	Sale of electrical energy	8	29,855
OAO Tambov Power Sales Company	Sale of electrical energy	0	5,502
OAO Tomsk Power Sales Company	Sale of electrical energy	359,841	4,409
OAO Tula Sales Company	Sale of electrical energy	0	6,231
OAO Tyumen Power Sales Company	Sale of electrical energy	6,094	33,792
OAO Chelyabinskenergosbyt	Sale of electrical energy	1,040	17,765
OAO Yaroslavl Sales Company	Sale of electrical energy	0	9,405
Other	Sale of electrical energy	55	24,636
TOTAL		**7 501 621**	**4 426 591**

Absence of parameters in 2007 on a number companies as compared to 2006 is explained by transfer by the Company of kinds of activity on transfer and distribution of electric power, sale and transfer of electrical energy as a result of reorganisation of the Company.

Electric energy was sold to affiliated persons at tariffs established according to the rules of functioning of the new wholesale market.

In 2007 and 2006 the Company purchased products from epy following affiliated persons:

Name of counterpart	Kinds of operations	2007, thou. RUB	2006, thou. RUB
OAO UK Kuzbassrazrezugol	Purchasing of coal	3,438,676	3,262,407
OAO Altaienergo	Purchasing of property	3,634,459	0
OAO SUEK	Purchasing of coal	3,328,422	2,167,182
System Operator TSTSU of the Unified Energy System	Energy transfer, system reliability services	223,151	204,424
ZAO Kuzbassenergosvyaz	Telecommunication service	0	66,553

OAO Kuzbass Power Sales Company	Other services	5,007	0
Bank Alemar	Bank services	3,423	191,489
OAO RAO UES of Russia	Settlement of accounts on licence fee, other services	858	562,279
OAO Sayano-Shushenskaya HPP	Purchasing electric energy	0	176,936
OAO Kharanorskaya State District Power Station	Purchasing electric energy	0	6,736
OAO Berezovskaya State District Power Station	Purchasing electric energy	0	60,828
OAO Gusinoozerskaya State District Power Station	Purchasing electric energy	0	31,991
OAO Krasnoyarskaya State District Power Station	Purchasing electric energy	0	65,178
OAO Prokopievskenergo	Electric power transfer services	0	208,637
OAO Federal Grid Company of the Unified Energy System	Purchasing coal, electric energy and permanent assets	0	3,966
ZAO Kuzbassenergoservis	Design works, other services	0	69,675
OAO IATS Kuzbasstekhenergo	Contract works, other services	58,012	51,904
ZAO ATP Kuzbassenergo	Motor transportation services, other services	195,613	161,995
ZAO MSCH TSZ Energetik	Medical services	23,822	27,509
OAO Kuzbasskaya Energoremontnaya Kompaniya	Contract works, other services	246,483	65,305
OAO Barnaulteplosetremont	Repair works	214,178	0
OAO Kuzbassetremont	Contract works, other services	0	34,582
OAO West-Siberian Combined Heat & Power Station	Purchasing heat power	0	86,001
TOTAL:		**11,372,104**	**7,505,577**

Purchasing of products from affiliated persons (ZAO Kuzbassenegoservis, OAO IATS Kuzbasstekhenergo, OAO SUEK, ZAO ATP Kuzbassenergo, OAO Kuzbasskaya Energoremontnaya Kompaniya, OAO Kuzbassetremont) in 2006-2007 was carried out according to the requirements of documents regulating procurement activity effective as of the date of purchase (*Standards of organisation of procurement of RAO UES of Russia, Regulations on procedure of regulated purchases of products, works, services*). According to these documents, any purchase for more than 200 thou. roubles (w/o VAT) should be carried out through regulated procedures. The kind of procedure (tender, request for quotation, purchase from the sole source, etc.) shall be determined by the Board of Directors of OAO Kuzbassenergo (at the stage of formation of the Annual Comprehensive Procurement Program) or by the Central Procurement Agency of OAO Kuzbassenergo (operational control).

Status of settlement of accounts with affiliated persons.

As of 31.12.2007 and 31.12.2006 indebtedness of affiliated persons to the Company was the following:

Company's accounts receivable

Name of counterpart	2007, thou. RUB	2006, thou. RUB
OAO SUEK	966,535	0
ZAO Kuzbassenergoservis	83,981	88,480
ZAO TSFR	54,702	0
OAO Kuzbassrazrezugol Coal Company	16,366	12,321
OAO Kuzbasskaya Energoremontnaya Kompaniya	10,328	1,317
OAO South Kuzbass State District Power Station	8,253	20,251
OAO IATS Kuzbassenergo	4,650	653
OAO Barnaulteplosetremont	3,699	0
ZAO ATP Kuzbassenergo	2,544	6,160
OAO Kuzbass Power Sales Company	1,894	0
OAO West-Siberian Combined Heat & Power Station	1,420	22,373
System Operator - Central Dispatch Administration - Operational Dispatch Authority of Siberia	471	0
ZAO MSCH TSZ Energetik	234	205
OOO Barnaulenergo	217	0
Nurenergo	165	0
OAO RAO UES of Russia	160	0
OOO Sbytenergo	0	16
OAO Prokopievskenergo	0	3
OAO Kuzbassetremont	0	8,156
Other	88	139
TOTAL:	**1,155,619**	**160,074**

As of 31.12.2007 and 31.12.2006 the Company's indebtedness to affiliated persons was the following:

Accounts payable by the Company

Name of counterpart	2007, thou. RUB	2006, thou. RUB
OAO SUEK	308,605	47,423
OAO Altaienergo	187,241	39,066
ZAO TSFR	143,926	0
ZAO ATP Kuzbassenergo	52,302	14,434
OAO Kuzbassrazrezugol Company Coal	19,003	4,555

OAO Kuzbasskaya Energoremontnaya Kompaniya	11,480	7,504
OAO Barnaulteplosetremont	5,185	0
OAO IATS Kuzbassenergo	4,286	918
OAO Kuzbass Power Sales company	1,716	0
OAO Kharanorsky State District Power Station	1,565	29,484
ZAO MSCH TSZ Energetik	1,137	1,493
ZAO Kuzbassenergoservis	1,032	1,041
OAO RAO UES of Russia	1,013	1,070,372
OAO Kuznetskiye ferrosplavy	1,001	0
ZAO Kuzbassenergosvyaz	866	759
OGK-4	635	0
OOO Barnaulenergo	513	0
OGK-3	370	0
Ryazan State District Power Station	363	0
Konakovskaya State District Power Station	259	0
Yurenergo	240	
Krasnoyarskenergosbyt	228	0
Kalmenergo	197	0
TGC-14	144	0
Tomsk Power Sales Company	139	0
OGK-1	117	0
Mosenergo	36	63
Interregional Trunk Grid Company MMSK Centre	0	43,591
Other	476	1,526
TOTAL:	**744,075**	**1,262,229**

9.4.3.18. Remuneration of directors

In 2007 the Company paid to the members of the Board of Directors a remuneration for a total amount of 27,507 thou. roubles, including an extra remuneration for 2006 of 2,525 thou. roubles. No remuneration was paid to the members of the Management Board (in 2006 — 799 thou. roubles).

9.4.3.19. Contingent liabilities

The company is a claimant and a respondent in litigations, including litigations with tax authorities occurring in an ordinary course of business. The outcome of these litigations for the Company cannot be determined with a sufficient degree of certainty yet. According to the Company management, these litigations will not render any material negative effect on results of economic activities or financial standing of the Company.

Legal cases on material non-property disputes as of 31.12.2007:

1. The case on annulment of the resolution of administration of the city of Kemerovo to refuse to approve the detailed design "Organization, Accomplishment and Gardening of a Uniform Sanitary Protection Zone of the Group of Companies Located in the Industrial Site of KOAO "Azot", as well as the case on obligation of the administration of the city of Kemerovo to approve the above detailed design.

The court of appellate jurisdiction by its writ of 28.02.2007 adopted a judicial act on satisfaction of plaintiff's requirements regarding annulment of the resolution of the administration of the city of Kemerovo.

2. In the case on approval of the detailed design the court of appellate jurisdiction by its resolution refused to satisfy the requirements of OAO Kuzbassenergo. The Federal Antimonopoly Service of the West-Siberian Region by its resolution of 17.07.2007 cancelled the above resolution, the case was sent for a new trial. The court decision of 19.09.2007 suspended the proceedings until coming into force of judicial acts on invalidation of the sanitary-and-epidemiologic conclusion.

3. With respect to annulment of the sanitary-and-epidemiologic conclusion No.42.20.05.000.T.000086.03.04 of 01.04.2004 of the Russian Federal Consumer Rights Protection and Human Health Control Service (Rospotrebnadzor) Directorate for Kemerovo region, Federal State Public Health Institution Centre of Hygiene and Epidemiology for Kemerovo Region, the legal investigation was deferred until January, 2008.
Kemerovo Interdistrict Public Prosecutor Environmental Office filed an action for stopping emissions exceeding permitted standard by the stations of Kemerovo branch of OAO Kuzbassenergo. The court of cassation by its decision reversed the court decision regarding Novo-Kemerovskaya Combined Heat & Power Station and Kemerovskaya Combined Heat & Power Station, the case was sent for a new trial. Due to appointment of an ecological examination the case was suspended.
By the court decision regarding Kemerovskaya State District Power Station the requirements were satisfied. The court of cassation left the court decision without change. A review complaint has been submitted.

Statements of claim for an amount exceeding 10 million of RUB presented by the Company and being under consideration as of 31.12.2007:

1. There is a litigation regarding annulment of the Decision No. 1 about collection of a default interest under the VAT to the amount of 149,785 thou at the expense of money kept with banks. RUB charged according to the Decision No.250 of the Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4 of 10.04.2003 (for the VAT under export transactions to the amount of 200,844 thou. RUB). The court decision of 21.05.2007 satisfied the requirements of OAO Kuzbassenergo.
The court of appeals by its decision of 10.08.2007 left the decision in force, the tax authority submitted an appeal for review. The court of cassation by its decision of 26.11.2007 sent the case for a new trial. The Company does not agree with collection of a fine to the amount of 149,785 thou. roubles. We believe that the tax authority missed the term stipulated by article 46 of the Code of Practice of the Russian Federation for taking decision on collection of the above fine in an indisputable way and in a juridical procedure.

2. Based on results of the field tax inspection (Decision No.02-47/013 of 09.06.2007) of OAO Kuzbassenergo tax authorities additionally charged on the Company tax payments to the total amount of 170,606 thou. roubles, including 131,127 thou. roubles of taxes, of them 48,109 thou. roubles of VAT, and 82,543 thou. roubles of profit tax. The Company submitted a claim to the arbitration court for an amount of 169,296 thou. roubles, including 117,225 thou. roubles with respect to the profit tax (82,355 thou. roubles of tax, 18,427 thou. roubles of default interest, and 16,443 thou. roubles of fines) and 52,071 thou. roubles with respect to the VAT (48,109 thou. roubles of tax, 2,614 thou. roubles of default interest, and 1,347 thou. roubles of fines). By the award of Moscow Arbitration Court of 10.01.2008 the requirements are satisfied to the extent regarding annulment of charges in the amount of 115,604 thou. roubles, including.:

- 29,313 thou. roubles of VAT;
- 86,291 thou. roubles of profit tax, including 58,164 thou. roubles of tax, 16,434 thou. roubles of default interest, and 11,693 thou. roubles of fine.

3. Due to failure to include the cost imbalance of the Federal Wholesale Electric Power Market into Company incomes taxing authority additionally charged profit tax for 2006 to the amount of 26,730 thou. roubles (resolution of the cameral tax inspection No.16-14/02-47/058 of 24.09.2007), as well as VAT to the amount of 20,047 thou. roubles (resolutions No.16-14/108 and No.16-14/109 of 15.11.2007). The Company submitted claims to the arbitration court against the above decisions: with respect to the profit tax the court session was appointed on 14.02.2008; with respect to the VAT the claim was submitted in January, 2008.
Currently in Russia there is a number of taxes established at federal and regional levels. These taxes include value-added tax, corporate tax, unified social tax, as well as some others.

Often enough some questions of application of tax laws are treated differently both by various state organisations and departments, and within these organisations and departments (for example, the Federal Tax Service of the Russian Federation and its inspectorates). As a result ambiguities arise and ground for conflict situations is created. Matters of compliance with tax and other laws (for example, customs and currency regulations) are within the terms of reference of various state bodies empowered to impose fines and to levy default interest. Such facts give rise to tax risks considerably exceeding normal tax risks of legal entities in countries with a more developed tax system. According to the current legislation, tax liabilties may be checked within three years.
The Company management believes that tax liabilities are fully recognized in the appended balance sheet. However there is a risk that tax authority may take essentially another stand with respect to issues admitting possibility of various interpretation which may render material effect on financial position of the Company.

In connection with legal proceedings and according to the Accounting Regulations "Conditional facts of economic activities (Russian Accounting Standards PBU 8/01), with allowance for the accounting requirements for due care, in April, 2007 the Company created a provision of 282,418 thou. roubles for contingent liabilities.
Due to recognition by the Company of liabilities previously recognised as contingent ones, the provision in the amount of 166,950 thou. roubles was written off.
As of the end of the accounting period the amount of provision for contingent liabilities was 115,468 thou. roubles for future settlement of the obligation on deduction of target means for implementation of the regional energy saving program.

Legal cases for an amount exceeding 10 million roubles as of 31.12.2007

Claimant	Defendant	Subject of the lawsuit	Current status
OAO Kuzbassenergo	Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4	Annulment of the Decision No. 1 about collection of a default interest under the VAT to the amount of 149,785 thou at the expense of money kept with banks charged according to the decision No. 250	The court decision of 21.05.2007 satisfied the requirements of OAO Kuzbassenergo. The court of appeals by its decision of 10.08.2007 left the decision in force; the tax authority submited an appeal for review. The court of cassation by its decision of 26.11.2007 sent the case for a new trial.
OAO Kuzbassenergo	Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4	Annulment of the field tax inspection Decision No.02-47/013 of 09.06.2007. The challenged amount includes: • 82 355 348.8 RUB of profit tax, • respective default interest and fines under article 122 of the Tax Code of the Russian Federation regarding federal and local budget, • default interest on tax payable to the budget of the constituent entity of the Russian Federation in the amount of16,433,782 RUB, • fine under article 122 of the Tax Code of the Russian Federation on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 11,693,694 RUB. • 48,109,185 RUB of value added tax, • respective default interests and fines under article 122 of the Tax Code of the Russian Federation.	According to the Moscow Arbitration Court award of 02.10.2007 the requirements are satisfied with respect to annulment of the following charges: • 58,163,596.8 roubles of profit tax, • respective default interests and fines under article 122 of the Tax Code of the Russian Federation regarding the federal and local budget, • default interest on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 16,433,782 roubles, • fine under article 122 of the Tax Code of the Russian Federation on tax payable to the budget of the constituent entity of the Russian Federation in the amount of 11,693,694 roubles, • 29 313 049 roubles of value added tax, • respective default interests and fines under article 122 of the Tax Code of the Russian Federation.

OAO Kuzbassenergo	Russian Federal Tax Service Interregional Inspectorate on Large Tax Bearers No.4	Annulment of the Decision No.16-14/02-47/058 of 24.09.2007 to charge additional profit tax for 2006 due to failure to include the cost imbalance of the Federal Wholesale Electric Power Market into Company incomes	The court session is appointed on 17.01.2008

Legal cases on material non-property disputes as of 31.12.2007

Claimant	Defendant	Subject of the lawsuit	Current status
KOAO Azot, third person of OAO Kuzbassenergo	Administration of the city of Kemerovo	• Annulment of the resolution of administration of the city of Kemerovo to refuse to approve the detailed design "Organization, Accomplishment and Gardening of a Uniform Sanitary Protection Zone of the Group of Companies Located in the Industrial Site of KOAO "Azot". • Obligation of the administration of the city of Kemerovo to approve the detailed design	The court of appellate jurisdiction by its writ of 28.02.2007 adopted a judicial act on satisfaction of plaintiff's requirements regarding annulment of the resolution of the administration of the city of Kemerovo.. The Federal Antimonopoly Service of the West-Siberian Region by its resolution of 17.07.2007 cancelled the resolution of the court of appellate jurisdiction to refuse to satisfy the requirements of OAO Kuzbassenergo, the case was sent for a new trial. The court decision of 19.09.2007 suspended the proceedings until coming into force of judicial acts on invalidation of the sanitary-and-epidemiologic conclusion.
OAO Kuzbassenergo	Russian Federal Consumer Rights Protection and Human Health Control Service (Rospotrebnadzor) Directorate for Kemerovo region, Federal State Public Health Institution Centre of Hygiene and Epidemiology for Kemerovo Region	Annulment of the sanitary-and-epidemiologic conclusion No.42.20.05.000.T.000086.03.04 of 01.04.2004	The legal investigation was deferred until January, 2008
Kemerovo Interdistrict Public Prosecutor Environmental Office	OAO Kuzbassenergo	Stopping emissions exceeding permitted standard by the stations of Kemerovo branch of OAO Kuzbassenergo.	• The court of cassation by its decision reversed the court decision regarding Novo-Kemerovskaya CHPS and Kemerovskaya CHPS, the case was sent for a new trial. An ecological examination was appointed. The case was suspended. • By the court decision regarding Kemerovskaya SDPS the requirements were satisfied. The court of cassation left the court decision without change. A review complaint has been submitted.

9.4.3.20. Post-balance events

On October 26th, 2007 the extraordinary General Meeting of shareholders of RAO UES of Russia approved the conditions and the procedure of the second stage of reorganisation of RAO UES of Russia to be completed in the 2nd half-year of 2008. Within the framework of reorganisation of RAO UES of Russia the reorganisation of the Company shall be also completed by taking over Kuzbasesnergo Holding spun off from RAO UES of Russia.

The second stage of reforming of RAO UES of Russia stipulates sale and transfer from the balance of RAO UES of Russia by 01.07.2008 of the whole package of shares of the Company (as of 01.01.2008 the share of RAO UES of Russia in the authorised capital of OAO Kuzbassenergo was 42.06 %, that is 297,012,494 shares).

For the purpose of taking over of Kuzbassenergo Holding OAO Kuzbassenergo shares will be split (converted). At splitting of OAO Kuzbassenergo shares with a par value of 1 rouble the authorized the capital will be divided into 70,616,380,000 ordinary registered shares with a par value of 0.01 roubles each. The Board of Directors of OAO Kuzbassenergo by its resolution of 01.02.2008 approved the respective decision on issue and the issue prospectus. On 05.02.2008 the decision on issue of OAO Kuzbassenergo securities by converting into shares with a smaller par value is submitted for state registration to the Federal Service on Financial Markets. The state registration of this issue shall be performed before 10.03.2008. The date of conversion is 17.03.2008. Then, in April, 2008 a report on results of this additional issue and respective amendments to the Charter of OAO Kuzbassenergo shall be registered.

Besides, for the purpose of taking over of Kuzbassenergo Holding, in May, 2008 103,716,513 ordinary registered shares in OAO Kuzbassenergo with face value of 1 copeck each will be issued, that will make in all 1,037,165 roubles 13 copecks and 0.146 % of the authorised capital of OAO Kuzbassenergo after the additional issue. Shares in Kuzbassenergo Holding shall be converted into share in OAO Kuzbassenergo on 10.07.2008 at the latest. Thus, upon completion of the reorganisation (after 01.07.2008) the authorized capital of OAO Kuzbassenergo will amount to 706,174,171 roubles 52 copecks and will be divided into 70,617,417,152 ordinary registered shares with a face value of 0.01 rouble each. Minority shareholders of RAO UES of Russia will hold 95,729,826,513 ordinary shares representing 13.55 % of the authorised capital of OAO Kuzbassenergo.

The takeover of Kuzbassenergo Holding by OAO Kuzbassenergo shall take place not later than on 01.07.2008, simultaneously with its state registration upon spin-off from RAO UES of Russia.

General Director of OAO Kuzbassenergo — S.N.Mikhailov

Chief Accountant of OAO Kuzbassenergo — S.S.Prikhodchenko


ОАО
"Кузбасс-
энерго"

Seal:
Kuzbass Power and Electrification Open
Joint-Stock Company
OAO Kuzbassenergo

10. Additional information

10.1. Details of material facts

In 2007 28 material events (according to classification of the Federal Service on Financial Markets of Russia) were registered. The details of all material events are given on the Company Internet site at
http://www.kuzbassenergo.ru/invest/doc/fact/2007

January 9th, 2007 Details of resolutions of General Meetings (Extraordinary General Meeting of shareholders of OAO Kuzbassenergo of 25.12.2006)
April 26th, 2007 Information on the Issuer's shareholder register closing date
May 7th, 2007 Details of entering into the Issuer's Shareholder Register of data on shareholder holding at least 5 percent of ordinary stock of the Issuer, as well as about any change as a result of which the share of such stock held by this shareholder became more or less than 5, 10, 15, 20, 25, 30, 50 or 75 percent
June 18th, 2007 Details of terms of performance by the Issuer of its commitment to shareholders
June 18th, 2007 Details of revenues accrued and/or paid on Issuer's securities
June 18th, 2007 Details of resolutions of General Meetings
July 30th, 2007 Information on the Issuer's shareholder register closing date (on July 24th, 2007)
July 31st, 2007 Details of facts which entailed a single increase (reduction) of Issuer's net profit or dead losses by more than 10 percent
August 9th, 2007 Details of terms of performance by the Issuer of its commitment to shareholders
September 10th, 2007 Details of securities issue stages
September 10th, 2007 Details of resolutions of General Meetings (Extraordinary General Meeting of shareholders of 06.09.2007)
September 27th, 2007 Information on the Issuer's shareholder register closing date
October 2nd, 2007 Details of entering into the Issuer's Shareholder Register of data on shareholder holding at least 5 percent of ordinary stock of the Issuer, as well as about any change as a result of which the share of such stock held by this shareholder became more or less than 5, 10, 15, 20, 25, 30, 50 or 75 percent
October 9th, 2007 Details of securities issue stages (Details of approval of the resolution on additional issue of securities)
November 7th, 2007 Details of resolutions of General Meetings (Extraordinary General Meeting of shareholders of OAO Kuzbassenergo of 31.10.2007)
November 8th, 2007 Details of securities issue stages (Details of state registration of additional issue of securities)
November 15th, 2007 Information on the Issuer's shareholder register closing date
November 28th, 2007 Information on the Issuer's shareholder register closing date

December 6th, 2007 Details of securities issue stages (Notice of the beginning of placement of securities)
December 6th, 2007 Notification of securities offering price (securities offering price determination procedure)
December 6th, 2007 Notification of securities offering opening date
December 19th, 2007 Notice of completion of placement of securities
December 21st, 2007 Details of entering into the Issuer's Shareholder Register of data on shareholder holding at least 5 percent of ordinary stock of the Issuer, as well as about any change as a result of which the share of such stock held by this shareholder became more or less than 5, 10, 15, 20, 25, 30, 50 or 75 percent
December 21st, 2007 Details of securities issue stages (Details of submission to the registration authority of the notice of results of additional issue of securities)
December 25th, 2007 Information on the Issuer's shareholder register closing date (December 20th, 2007)
December 29th, 2007 Information on the Issuer's shareholder register closing date (December 27th, 2007)

10.2. Resolutions approved by General Meetings of shareholders

In 2007 an annual General Meeting and three extraordinary General Meetings of shareholders of OAO Kuzbassenergo were held at which the following resolutions were pased:

Annual General Meeting of shareholders of 06.06.2007:

Re. item No.1:
1. That the Company's annual report, annual accounts of the Company including Profit and Loss Statement based on results of 2006 be approved.
2. That the following distribution of profit (loss) of the Company based on results of 2006 (except for the Company profit to the amount of 200,024 thou. roubles distributed as dividend on ordinary shares in the Company based on results of the 1st quarter of 2006 (Minutes No.15 of the General Meeting of shareholders of June 26th, 2006) be approved:

	(thou. RUB)
Undistributed profit (loss) of the accounting period:	109,439
To be distributed for:	
- Reserve fund	-
- Dividends	-
- Investments	109,439
- Covering loss of previous years	-

3. Since based on results of the 1st quarter of 2006 dividend was declared on ordinary shares at a rate of 0.329983 roubles per one ordinary share (Minutes No.15 of the General Meeting of shareholders of June 26th, 2006) no dividend shall be paid on ordinary shares in the Company for 2006.

Re. item No.2:

That dividends on ordinary shares in the Company based on results of the 1st quarter of 2007 be paid at a rate of 0.018955 RUB per one ordinary share in the Company in a monetary form within 60 days from the date of taking decision about their payment.

Re. item No.3:

That the Board of Directors be elected in the following composition:

1. Shatsky Pavel Olegovich
2. Mazikin Valentin Petrovich
3. Rashevskiy Vladimir Valerievich
4. Sorokin Igor Yurievich
5. Bolshakov Andrey Nikolaevich
6. Mikhailov Sergei Nikolaevich
7. Lisyansky Mikhail Eduardovich
8. Kochetkova Tatyana Vladimirovna
9. Dunin Oleg Valentinovich
10. Evseenkova Elena Vladimirovna
11. Platonov Vladimir Yurievich

Re. item No.4:

That the Internal Audit Commission of the Company be elected in the following composition:

1. Shvetsova Marina Vladimirovna
2. Kleshnina Natalia Viktorovna
3. Akhrimenko Dmitry Olegovich
4. Bukvin Mikhail Sergeevich
5. Smirnova Elena Evgenievna

Re. item No.5:

That Closed Joint-Stock Company KPMG (licence authorizing carrying out auditor activity E 003330 of 17.01.2003) be approved as the auditor of the Company.

Re. item No.6:

That the Company's Charter in a new wording be approved.

Re. item No.7:

1. That the Regulations on payment of remunerations and compensations to the members of the Board of Directors of the Company in a new wording be approved.

2. To establish that the amount of the extra remunerations to be paid to each member of the Board of Directors based on results of 2006, according to paragraph 4.2. of the Regulations on payment of remunerations and compensations to the members of the Board of Directors of the Company, should be reduced by the amount of the extra remuneration paid to this member of the Board of Directors as a result of declaration by the Company of dividends based on results of the 1st quarter of 2006.

Re. item No.8:

That participation of OAO Kuzbassenergo in Siberian Power Association be approved.

Extraordinary General Meeting of shareholders of 06.09.2007

Re. item No.1:

1. To establish that OAO Kuzbassenergo has the right to place in addition to earlier placed ordinary registered uncertificated shares 100,000,000 (one hundred million) ordinary registered uncertificated shares with a par value of 1 (one) rouble each.

2. Ordinary registered uncertificated shares to be placed by OAO Kuzbassenergo shall provide to their holders the rights stipulated by clause 6.2. of OAO Kuzbassenergo Charter.

Re. item No.2:

That the Company Charter be amended as follows:

Article 4 of the Charter of OAO Kuzbassenergo shall be supplemented with item 4.7. reading as follows:

«4.7. The Company declares in addition to placed shares 100,000,000 (one hundred million) ordinary registered shares with a par value of 1 (one) rouble each.

Ordinary registered uncertificated shares declared by OAO Kuzbassenergo provide to their holders the rights stipulated by clause 6.2. of this Charter».

Re. item No.3:

That the authorized capital of OAO Kuzbassenergo be increased by placing 100,000,000 (one hundred million) additional ordinary registered uncertificated shares with a par value of 1 (one) rouble each subject to the following provisions:

1. Method of placing: public subscription.

2. Procedure for determination of the offering price of shares:

2.1. The offering price of additional shares shall be determined by the Board of Directors of OAO Kuzbassenergo upon expiration of the preemptive right period.

2.2. The price of offering of additional shares to persons included in the list of persons enjoying the preemptive right of acquisition of offered additional shares shall be determined by the Board of Directors of OAO Kuzbassenergo upon expiration of the preemptive right period.

2.3. Preemptive right of acquisition of additional shares: all shareholders of OAO Kuzbassenergo have a preemptive right to acquire offered additional shares pro rata to the number of ordinary registered shares in OAO Kuzbassenergo held by them. The list of persons having the preemptive right of acquisition of additional shares is made up on the basis of the shareholder register data as of the date of drawing up the list of persons entitled to attend the General Meeting of shareholders at which the decision on increasing the authorized capital of OAO Kuzbassenergo is to be taken.

3. Form of payment for additional shares: additional shares of OAO Kuzbassenergo shall be paid for by cash.

4. The price of offering of additional shares determined by the Board of Directors of OAO Kuzbassenergo shall be the same for persons included in the list of persons enjoying the preemptive right of acquisition of offered additional shares and for other purchasers of additional shares.

Extraordinary General Meeting of shareholders of 31.10.2007

Re. item No.1:

1. That ordinary registered shares in OAO Kuzbassenergo be split on the following conditions:

1.1. Class (type) of shares to de split: ordinary registered shares in OAO Kuzbassenergo with a par value of 1 (One) rouble each.

1.2. Stock floatation method: conversion at stock splitting.

1.3. Splitting factor:

One ordinary share in OAO Kuzbassenergo with a par value of 1 (One) rouble each shall be converted into 100 (one hundred) ordinary shares in OAO Kuzbassenergo with a par value of 0.01 (one hundredth) of rouble each.

Re. item No.2:

1. That the Company be reorganised in the form of takeover of OAO Kuzbassenergo Holding established by way of reorganisation of RAO UES of Russia in the form of split-off subject tothe terms and conditions of the Agreement on takeover of OAO Kuzbassenergo Holding by OAO Kuzbassenergo.

2. That the Agreement on takeover of OAO Kuzbassenergo Holding by OAO Kuzbassenergo be approved.

Re. item No.3:

1. That the limit amount of declared shares in OAO Kuzbassenergo be determined equal to 100,000,000 (one hundred million) ordinary registered shares with a par value of 1 (One) rouble each.

2. To determine that in case of splitting of OAO Kuzbassenergo shares as a result of which the par value of one ordinary share in OAO Kuzbassenergo will be 0.01 (one hundredth) of rouble, the Company shall have the right to place additionally 103,716,513 (one hundred and three million seven hundred sixteen thousand five hundred thirteen) ordinary registered shares with a par value of 0.01 (one hundredth) of rouble each.

3. That ordinary registered shares declared by OAO Kuzbassenergo for floatation provide to their holders rights stipulated by clause 6.2. of the Charter of OAO Kuzbassenergo.

Re. item No.4:

4.1. That the Company Charter be amended as follows:

The first paragraph of clause 4.7. of Article 4 of the Company Charter shall read as follows:

"4.7. The Company declares in addition to the placed shares 100,000,000 (one hundred million) ordinary registered shares with a par value of 1 (One) rouble each. In case of splitting of OAO Kuzbassenergo shares as a result of which the par value of one ordinary share in OAO Kuzbassenergo will be 0.01 (one hundredth) of rouble, the Company shall have the right to place additionally 103,716,513 (one hundred and three million seven hundred sixteen thousand five hundred thirteen) ordinary registered shares with a par value of 0.01 (one hundredth) of rouble each".

4.2. In article 14:

paragraph 14.9.3. of clause 14.9 of the Company Charter shall read as follows:

"14.9.3. The date of making up the register of persons entitled to attend the General Meeting of the Company shareholders shall not be established earlier than the date of decision making on convening the General Meeting of shareholders and more than 85 (Eighty five) days before the date of the General Meeting of the Company shareholders."

4.3. In article 15:

paragraph 12 of clause 15.1 of the Company Charter shall read as follows:

"12) election of the General Director of the Company and early termination of his authorities, including decision making on determination of the terms and conditions of the employment contract with the General Director and early termination of the employment contract."

4.4. Subparagraph b) of paragraph 38 of clause 15.1 of the Company Charter shall read as follows:

"b) transactions (including several interconnected transactions) involving property the value of which is 10 to 25 percent of the book value of the Company assets as of the date of taking decision on making such a transaction except for transactions made in the normal course of business of the Company."

4.5. Clause 15.1. of the Company Charter shall be supplemented with paragraphs 55-61reading as follows:

"55) determination of priority investment projects of the Company;

56) determination of the procedure of the use by the Company of money resources raised as a result of placing by the Company of additional shares through public or private offering;

57) approval, amendment, cancellation of an investment program / investment project of the Company;

58) determination of terms and conditions of selection and approval of a general contractor for implementation of the investment program of the Company;

59) approval of a nominee independent engineering expert (technical agent) for checking implementation of the investment program of the Company and preparation of quarterly reports on progress of implementation of the investment program of the Company; decision making on conclusion, amendment and cancellation of the agreement with the independent engineering expert (technical agent);

60) consideration of quarterly reports of the independent engineering expert (technical agent) on progress of implementation of the investment program of the Company;

61) approval of reports of the General Director of the Company on fulfilment of the investment program of the Company, as well as approval of the format of the General Director report."

4.6. In article 20:

clause 20.2. shall be supplemented with the second paragraph reading as follows:

"The General Director shall be personally liable for protection of data considered to be a state secret."

4.7. Clause 20.5. of the Charter shall be amended to read as follows:

"20.5) The rights and responsibilities of the General Director and the members of the Management Board of the Company pertaining to the management of the day-to-day activity of the Company shall be governed by the legislation of the Russian Federation, this Charter and the employment contracts concluded by each of them with the Company.

The employment contract with the General Director and the members of the Management Board of the Company shall be signed on behalf of the Company by the Chairman of the Board of Directors of the Company or a person authorised by the Board of Directors of the Company.

The terms and conditions of the employment contract with the General Director of the Company, including those regarding his term of office shall be determined by the Board of Directors of the Company.

The terms and conditions of the employment contract with the members of the Management Board of the Company including those regarding their term of office shall be determined by the Board of Directors of the Company or a person authorised by the Board of Directors of the Company to sign the employment contract.

The rights and responsibilities of the employer on behalf of the Company concerning the General Director and members of the Management Board of the Company shall be carried out by the Chairman the Board of Directors or a person authorised by the Board of Directors of the Company.

Re. item No.5:

In case of OAO Kuzbassenergo stock splitting as a result of which the par value of one ordinary share in OAO Kuzbassenergo will be 0.01 (one hundredth) of rouble, the authorized capital of the Company shall be increased subject to the following conditions:

1. Method of placing of additional shares: conversion of shares in OAO Kuzbassenergo Holding taken over by OAO Kuzbassenergo into additional ordinary shares in OAO Kuzbassenergo according to the procedure provided for by the Agreement on takeover of OAO Kuzbassenergo Holding by OAO Kuzbassenergo.

2. Number of placed shares:

- 103,716,513 (one hundred three million seven hundred sixteen thousand five hundred thirteen) ordinary registered shares with a par value of 0.01 (one hundredth) of rouble each for a total amount of 1,037,165.13 (one million thirty seven thousand one hundred sixty five point thirteen) roubles.

3. Share convertion factors:

1.4304018329086000 ordinary shares in OAO Kuzbassenergo Holding shall be converted into 1 ordinary share in OAO Kuzbassenergo with a par value of 0.01 (one hundredth) rouble each;

1.5619150828877400 preference shares in OAO Kuzbassenergo Holding shall be converted into 1 ordinary share in OAO Kuzbassenergo with a par value of 0.01 (one hundredth) rouble each.

4. Should at determination of the calculated number of shares in OAO Kuzbassenergo which a shareholder of OAO Kuzbassenergo Holding is to receive such number be fractional, the fractional part of such number of shares shall be rounded off according to the following rule:

- if the digit following the comma is from 5 to 9 inclusive, the integer shall be increased by one and the digits after the comma shall be disregarded;

- if the digit following the comma is from 0 to 4 inclusive only the integer shall be taken into account while the digits after the comma shall be disregarded;

- if as a result of such rounding off any shareholder will not be entitled to any shares, such shareholder shall receive one share in OAO Kuzbassenergo."

Re. item No.6:

That the Underwriting Agreement, being a large transaction, be approved subject to the following essential terms and conditions:

Parties to the transaction:

The Company and the Underwriters (Renaissance Securities (Cyprus) Limited and UBS Limited and/or their affiliated persons and other persons who may be specified as underwriters in the Underwriting Agreement or an appendix thereto);

Beneficiaries under the transaction:

Other persons to whom provisions on reimbursement or compensation of possible costs, charges and damages (*Indemnity provisions*) according to the terms and conditions of the Underwriting Agreement apply.

Transaction price:

The price (money value) of property (services) that can be directly or indirectly disposed of (acquired) (including the amount of liabilities of the Company) according to the Underwriting Agreement, consists of:

(i) Underwriters' remuneration determined on market conditions similar to conditions of comparable transactions proceeding from the amount of the public offering of ordinary shares in OAO Kuzbassenergo and/or Global Depositary Receipts (GDRs), not exceeding 2% of the amount of placement in case of simultaneous placing of the additional issue and sale of the Company shares held by OAO RAO UES of Russia;

(ii) Underwriters' costs and expenses reimbursable by OAO Kuzbassenergo;

(iii) All liabilities of OAO Kuzbassenergo under the Underwriting Agreement, including OAO Kuzbassenergo's liabilities which may arise in the future, relating to reimbursement or compensation of eventual expenses, costs and damages incurred by the Underwriters and other persons to whom provisions on reimbursement or compensation of eventual expenses, costs and damages in compliance with the terms and conditions of the Underwriting Agreement apply. The amount of liabilities of OAO Kuzbassenergo with regard to compensation of the above expenses, costs and damages is not limited to the transaction amount and in the train of its fulfillment may amount to as much as 50 (fifty) percent and more of the book value of the Company assets according to its accounts kept in compliance with the Russian Accounting Standards as of the last accounting date prior to the date of conclusion of the Underwriting Agreement.

Subject of the transaction:

Underwriters, subject to certain preconditions (including provision of certain legal opinions by legal consultants of the Underwriters and the Company, provision by the Company auditor of comfort letters and validity of all Representations and Warranties of the Company under the Underwriting Agreement), shall acquire or cause to be acquired from the Company - according to the terms and conditions of the Underwriting Agreement - additional ordinary shares in the Company in the number specified in the Underwriting Agreement not exceeding 100,000,000 (one hundred million) with a par value of 1 (one) rouble each (hereinafter referred to as the Offered Shares), and/or Global Depository Receipts as it is described hereinafter.

All or a part of the Offered Shares may be transferred to a depositary bank assigned by the Company or its affiliated person or a person assigned by the depositary bank, for the purpose of issuing Global Depository Receipts certificating the title to the ordinary shares in the Company (hereinafter referred to as the GDRs). The price and the exact number of the Offered Shares and/or GDRs shall be determined on the basis of collection and consideration of applications of potential investors according to the market practice.

Other essential terms and conditions of the transaction:

The Company shall:

(i) give certain Representations and Warranties in favour of Underwriters which may, in particular, refer to the following basic categories: (1) legal status and authorities of the Company, (2) business and other activity of the Company and its financial standing, (3) Company shares and/or GDRs, (4) completeness and reliability of disclosure of the Company data, (5) terms and conditions of public offer ing to Russian and foreign investors of ordinary shares in the Company and/or GDRs, and (6) compliance with the requirements of the legislation of Russia, the USA, the Great Britain and, eventually, other jurisdictions;

(ii) undertake to indemnify Underwriters and other persons to whom apply provisions on reimbursement or compensation of eventual expenses, costs and damages in compliance with the terms and conditions of the Underwriting Agreement (which may in stipulate, in particular, reimbursement or compensation in case of infringement by the Company of certain terms and conditions of the Underwriting Agreement) against any eventual expenses, costs and damages;

(iii) undertake to pay to Underwriters a remuneration determined on market conditions similar to those of comparable transactions proceeding from the amount of the public offering of ordinary shares in the Company and/or (GDRs), and all costs and expenses of Underwriters reimbursable by the Company;

(iv) assume other obligations in connection with public offering to the Russian and foreign investors of the Offered Shares and/or GDRs.

Applicable law: the Underwriting Agreement shall be governed by the law of England.

Re. item No.7 The resolution has not been passed.

Extraordinary General Meeting of 28.12.2007

Re. item No.1:

The resolution has not been passed.

Re. item No.2:

The resolution has not been passed.

Re. item No.3:

That the contract for supply of power to the wholesale electric power market concluded between the Company, ZAO Financial Settlements Centre and Trading System Administrator Non-Profit Partnership, stipulating supply of power from Tom-Usinskaya State District Power Station, and Novo-Kemerovskaya Combined Heat and Power Station, being a large transaction, be approved, on the following essential terms and conditions:

Parties to the Contract:	Generating company – Kuzbass Power and Electrification Open Joint-Stock Company; Unified party – Financial Settlements Centre Closed Joint-Stock Company; Trading system administrator – Electric Power Wholesale Market Trading System Administrator Non-Profit Partnership of the Unified Power System.
Scope of the Contract:	The Generating Company undertakes to supply to the wholesale market power produced at generating equipment the location and minimum installed capacity of which are specified in Appendix No. 1 to Bulletin No. 3, and the Unified Party undertakes to pay for the power supplied under the Contract.
Contract price:	The Trading System Administrator shall determine prices (costs) of power according to the procedure stipulated by the *Wholesale Market Rules, and Agreement for Joining the Wholesale Market Trading System.*
Contractual amount of power to be supplied:	The amount of power to be supplied shall be determined by the Trading System Administrator according to the procedure stipulated by the *Wholesale Market Rules*, and *Agreement for Joining the Wholesale Market Trading System*, proceeding from the minimum installed capacity specified in Appendix No. 1 to Bulletin No. 3.
Power supply period (from the date of origination and until termination of the obligation to supply power):	The date of origination of the Generating Company's contractual obligation to supply power shall be the date of commencement of performance of the obligation to supply power specified with reference to respective generating equipment in Appendix No. 1 to Bulletin No. 3. The Generating Company may postpone the date specified in Appendix No. 1 to Bulletin No. 3 for one year maximum; in this case the date of origination of such an obligation shall be the first day of the month specified by the Generating Company in such year. Generating Company's obligations to supply power under the Contract shall terminate upon their proper performance, but not later than on 31 December, 2021.
Period of actual supply of a specific amount of power:	The period of actual supply of the contractual amount of power (or a part thereof) to the wholesale market shall be one year from the date of beginning of actual supply of the respective amount of power, but not later than 31 December, 2021.
Provision about Generating Company's liability for failure to perform or inadequate performance of its contractual obligation	In case of failure to perform or inadequate performance by the Generating Company of its obligation to supply power under the *Contract* the Generating Company shall reimburse up to the date of termination of the above contractual obligation, but not later than on 31 December, 2021 to the Unified Party all costs and losses incurred by the Unified Party in connection with obtaining the short amount of power, such costs and losses being determined according to the *Wholesale Market Rules,* and *Agreement for Joining the Wholesale Market Trading System.*

Appendix No.1

List of generating equipment	Generating equipment location	Minimum installed capacity of the generating equipment, MW (1*)	Date of beginning of performance of the obligation to supply power on the wholesale market, day/month/year
Facility No.1	Tom-Usinskaya State District Power Station, Unit No. 1	600	31.12.2011
Facility No.2	Novo-Kemerovskaya Combined Heat and Power Station	100	31.12.2008

** Note: The specified minimum installed capacity of the generating equipment is determined according to the requirements of OAO System Operator - Central Dispatch Administration of the Unified Energy System, as total power of turbines of the facility according to their specification rating. At establishing the fact of performance (non-performance) of contractual obligations a difference of the amount of minimum installed capacity of a unit not exceeding 10 % of the specified amount (due to technological particularities of configuration of the generating equipment put into service) may be tolerated.*

10.3. Details of compliance with the Code of Corporate Practice

General Meeting of shareholders

1. A notice of each General Meeting of shareholders shall be given to shareholders at least 30 days prior to the scheduled date of the meeting irrespective of issues included into its agenda, unless a longer term is provided for by the legislation.
Compliance: YES.
Article 11, paragraph 11.5. of the Company Charter

2. Shareholders shall have a possibility to get acquainted with the list of persons entitled to attend the General Meeting of shareholders from the day of the notice of convocation of the General Meeting of shareholders and until closing of a General Meeting of shareholders held in the form of compresence, and in case of a General Meeting of shareholders held *in absentia* – until the last date of reception of voting bulletins.
Compliance: YES.

According to article 51 of Federal Law «On Joint-Stock Companies» the List of persons, entitled to attend General Meetings of shareholders shall be provided by the Company for review on request of persons included in this list and having at least 1 percent of votes.

3. Shareholders shall have a possibility to get acquainted with the information (materials) to be provided to shareholders at preparation to the General Meeting of shareholders, by means of electronic communication facilities, including by means of the Internet network.
Compliance: YES.
Article 11, paragraph 11.7. of the Company Charter.
Article 7, paragraph 7.2. of the Regulations on Informational Policy of the Company.

4. A shareholder shall have a right to sugest an item to the agenda of the General Meeting of shareholders or to require convocation of the General Meeting of shareholders without providing a statement from the shareholder register if his share rights are registered in the shareholder register management system and if his share rights are registered on a custody account, a statement from the custody account shall be sufficient for exercising the above-stated rights.
Compliance: YES.
Article 13, paragraph 13.2. of the Company Charter.

5. Availability in the Charter or by-laws of the joint-stock company of a requirement of compulsory attendance of the General Meeting of shareholders by the General Director, members of the Management Board, members of the Board of Directors, members of the Internal Audit Commission and the auditor of the joint-stock company.
Compliance: NO.
The above persons usually are present at General Meetings of shareholders of the Company, however there are no specific requirements in the Charter or by-laws of the Company stipulating their compulsory presence at General Meetings of shareholders.

6. Compulsory presence of nominees at consideration by General Meeting of shareholders of matters of election of members of the Board of Directors, General Director, members of the Management Board, members of the Internal Audit Commission, as well as approval of the company's auditor.
Compliance: NO.
Such a presence is not stipulated by the Company's by-laws. According to paragraph 15.1. of Article 15 of the Company Charter, election of the General Director and members of the Management Board of the Company as well as early termination of their authorities is within the competence of the Board of Directors of the Company.

7. Availability in by-laws of the joint-stock company of the procedure of registration of participants of the general meeting of shareholders.
Compliance: YES.
Article 3, paragraph 3.1.1. the Regulations on Procedure of Preparation and Holding of General Meetings of Shareholders of OAO Kuzbassenergo.

The Board of Directors

8. Availability in the Charter of the joint-stock company of authority of the Board of Directors to approve each year the financial and economic plan of the joint-stock company.
Compliance: YES
Article 15, paragraph 15.1. of the Company Charter.

9. Availability of a risk management procedure of the joint-stock company approved by the Board of Directors.
Compliance: NO
The risk management procedure has not been approved by the Board of Directors of the Company

10. Availability in the Charter of the joint-stock company of the right of the Board of Directors to terminate authorities of the General Director appointed by the General Meeting of shareholders.
N/A
Article 15, paragraph 15.1.12. of the Company Charter.

11. Availability in the charter of the joint-stock company of the right of the Board of Directors to establish qualification requirements and the amount of remuneration of the General Director, members of the Management Board, and heads of main structural divisions of the joint-stock company.
Compliance: YES.
Article 15, paragraph 15.1.12., paragraph 15.1.13. of the Company Charter.

12. Availability in the Charter of the joint-stock company of the right of the Board of Directors to approve the terms and conditions of agreements with the General Director and members of the Management Board.
Compliance: YES.
Article 15, paragraph 15.1.12., paragraph 15.1.13. of the Company Charter.

13. Availability in the Charter or by-laws of the joint-stock company of a provision that at approval of the terms and conditions of agreements with the General Director (management company, managing director) and members of the Management Board the votes of the members of the Board of Directors which are the General Director and members of the Management Board shall not be taken into consideration at counting of votes.
Compliance: NO
Neither Company Charter nor Company by-laws contains such a requirement.

14. The Board of Directors of the joint-stock company shall include at least 3 independent directors meeting the requirements of the Code of Corporate Practice.
Compliance: YES.

1) According to the resolution of the annual General Meeting of shareholders of OAO Kuzbassenergo for 2006 held on 06.06.2007, the following directors meeting the above requirements entered the Board of Directors of OAO Kuzbassenergo:
1. Bolshakov Andrey Nikolaevich;
2. Dunin Oleg Valentinovich;
3. Evseenkova Elena Vladimirovna;
4. Kochetkova Tatyana Vladimirovna;
5. Lisyansky Mikhail Eduardovich;
6. Platonov Vladimir Yurievich;
7. Rashevsky Vladimir Valerievich;
8. Sorokin Igor Yurievich;
9. Shatsky Pavel Olegovich.

2) The requirements are specified in paragraph 4.1.2. of the Code of Corporate Practice of Kuzbass Power and Electrification Open Joint-Stock Company (approved by the resolution of the Board of Directors of OAO Kuzbassenergo of 18.04.2007).

15. Persons found guilty in committing crimes in the field of economic activities or crimes against the government, interests of public service and service in local governments or to whom administrative sanctions for offences in the field of entrepreneurial activity or in the field of finance, taxes, or capital market were inflicted may not be members of the Board of Directors of the joint-stock company.
Compliance: YES
There are no such persons in the Board of Directors of the Company.

16. A person who is a member, general director (managing director), member of a management body or an employee of a legal person competing with the joint-stock company may not be member of the Board of Directors of the joint-stock company.
Compliance: YES
There are no such persons in the Board of Directors of the Company.

17. Availability in the joint-stock company Charter of a requirement about election of the Board of Directors by cumulative voting.
Compliance: YES.
Article 10, paragraph 10.8. of the Company Charter.

18. The by-laws of the joint-stock company shall contain a requirement that the members of the Board of Directors shall abstain from acts which will result or are potentially capable to result in a conflict between their interests and the interests of the joint-stock company, and in case of occurrence of such a conflict shall disclose the details of such a conflict to the Board of Directors.
Compliance: NO.
Such a requirement is not stipulated by the Company by-laws.

19. The by-laws of the joint-stock company shall contain a requirement that the members of the Board of Directors shall notify in writing the Board of Directors of their intention to make any transactions with securities of the joint-stock company the members of the Board of Directors of which they are, or its subsidiary (dependent) companies, and shall disclose the details of such transactions made by them with such securities.
Compliance: NO.
The internal document, which would stipulate the responsibility of members of management bodies of OAO Kuzbassenergo (of the Board of Directors, Management Board, sole executive body) to disclose the details of ownership as well as sale and/or purchase of the Issuer's securities has not been approved by the Board of Directors of OAO Kuzbassenergo.

20. Availability in by-laws of the joint-stock company of requirement to hold a meeting of the Board of Directors at least once every six weeks.
Compliance: YES.
Article 5, paragraph 5.1. of the Regulations on Procedure of Convocation and Holding of the Meetings of the Board of Directors of OAO Kuzbassenergo.

21. In the course of the year for which the annual report of the joint-stock company is prepared, the meetings of the Board of Directors of the joint-stock company shall be held at least once every six weeks.
Compliance: YES.
In 2007 the Board of Directors held 33 meetings.

22. The procedure of holding the meetings of the Board of Directors shall be specified in the by-laws of the joint-stock company.
Compliance: YES.
Articles 7 and 8 of the Regulations on Procedure of Convocation and Holding of the Meetings of the Board of Directors of OAO Kuzbassenergo.

23. Availability in the by-laws of the joint-stock company of a provision on necessity of approval by the Board of Directors of transactions of the joint-stock company for an amount of 10 and more percent of the value of the company assets, except for transactions made in the course of normal economic activities.
Compliance: YES.
Article 15, paragraph 15.1.38. of the Company Charter.

24. Availability in the by-laws of the joint-stock company of a provision stipulating the right of members of the Board of Directors to receive from executive bodies and heads of main structural divisions of the joint-stock company of information they need to properly perform their functions, as well as a responsibility for failure to provide such an information.
Compliance: YES (partially).
Article 3, paragraph 3.2. of the Regulations on Procedure of Convocation and Holding of the Meetings of the Board of Directors of OAO Kuzbassenergo.
However the by-laws of the Company do not stipulate a responsibility for failure to provide such an information.

25. Availability of a committee of the Board of Directors for strategic planning or assigning functions of such a committee to another committee (except for the Audit Committee and HR and Remunerations Committee).
Compliance: YES.
The committee of the Board of Directors of OAO Kuzbassenergo for strategy, finance and budget was elected on 29.06.2007. The committee consists of 7 members.

26. Availability of a committee of the Board of Directors (Audit Committee) which recommends to the Board of Directors the auditor of the joint-stock company and interacts with him and with the Internal Audit Commission of the joint-stock company.
Compliance: YES.
The Audit Committee of the Board of Directors of OAO Kuzbassenergo was elected on 29.06.2007. The committee consists of 3 members.

27. Only independent and non-executive directors may be members of the Audit Committee.
Compliance: YES.
According to paragraph 7.5. of the Regulations on Audit Committee of the Board of Directors of OAO Kuzbassenergo, only members of the Board of Directors of the Company who are not an individual executive body and/or members of the collegiate executive body of the Company may be committee members. By the resolution of the Board of Directors of OAO Kuzbassenergo of June 29th, 2007 the following persons were elected members of the Audit Committee: 1. Evseenkova Elena Vladimirovna — Deputy Chief of the Economic Planning and Financial Control Department of Business Unit No. 2 of RAO UES of Russia (Chairman of the Committee, member of the Board of Directors); 2. Dunin Oleg Valentinovich — Chief of the Projects Implementation Support Department of Business Unit No. 2 of RAO UES of Russia (member of the Board of Directors); Sorokin Igor Yurievich — Project Manager (Power Industry of Unified Power System of Siberia Project) of OAO SUEK (member of the Board of Directors).

28. The Audit Committee shall be managed by an independent director.
Compliance: YES.
Evseenkova Elena Vladimirovna is Deputy Chief of the Economic Planning and Financial Control Department of Business Unit No. 2 of RAO UES of Russia.

29. Availability in the joint-stock company by-laws of a provision stipulating the right of access of all Audit Committee to any documents and information of the joint-stock company provided they do not disclose any confidential information.
Compliance: YES.
Articles 4, 12 of the Regulations on Audit Committee of the Board of Directors of OAO Kuzbassenergo. (Approved by the resolution of the Board of Directors of OAO Kuzbassenergo of 29.06.2007).

30. Availability of a committee of the Board of Directors (HR and Remunerations Committee) intended for determination of criteria of selection of candidates to members of the Board of Directors and development of the company policy in the field of remuneration.
Compliance: YES.
The HR and Remunerations Committee of the Board of Directors of OAO Kuzbassenergo was elected on 29.06.2007. the Committee consists of 3 members.

31. The HR and Remunerations Committee shall be managed by an independent director.
Compliance: YES.
Evseenkova Elena Vladimirovna is Deputy Chief of the Economic Planning and Financial Control Department of Business Unit No. 2 of RAO UES of Russia.

32. Officers of the joint-stock company may not be members of the HR and Remunerations Committee.
Compliance: YES.
1) Evseenkova Elena Vladimirovna — Deputy Chief of the Economic Planning and Financial Control Department of Business Unit No. 2 of RAO UES of Russia; 2) Shatsky Pavel Olegovich — Deputy Director for Power Industry, Merges and Acquisitions of OAO SUEK; 3) Shulin Maxim Igorevich — representative of the Institute of Professional Directors Fund.

33. Availability of a Risk Management Committee of the Board of Directors or assigning functions of such a committee to another committee (except for the Audit Committee and HR and Remunerations Committee).
Compliance: NO.
Currently there is no Risk Management Committee of the Board of Directors in the Company.

34. Availability of a committee of the Board of Directors for settlement of corporate conflicts or assigning functions of such a committee to another committee (except for the Audit Committee and HR and Remunerations Committee).
Compliance: NO.
Currently there is no Committee of the Board of Directors for Settlement of Corporate Conflicts in the Company.

35. Officers of the joint-stock company may not be members of Committee for Settlement of Corporate Conflicts.
N/A.
Such a committee has not been established.

36. Committee for Settlement of Corporate Conflicts shall be managed by an independent director.
N/A.
Such a committee has not been established.

37. Availability of by-laws of the joint-stock company regulating the procedure of formation and work of committees of the Board of Directors approved by the Board of Directors.
Compliance: YES.
Regulations on Strategy, Investments, Finance and Budget Committee of the Board of Directors of OAO Kuzbassenergo. Regulations on Audit Committee of the Board of Directors of OAO Kuzbassenergo. Regulations on HR and Remunerations Committee of the Board of Directors of OAO Kuzbassenergo.

38. Availability in the Charter of the joint-stock company of a provision stipulating the procedure of determination of the quorum of the Board of Directors ensuring compulsory participation of independent directors in the meetings of the Board of Directors.
Compliance: NO.

Executive Bodies

39. Availability of a collegiate executive body (Management Board) of the joint-stock company.
Compliance: YES.
The Company has a Management Board consisting of 7 members

40. Availability in the Charter or by-laws of the joint-stock company of a provision stipulating the necessity of approval by the Management Board of transactions with real estate, of raising credits by the joint-stock company if such transactions are not referred to large transactions or to transactions carried out in the normal course of business of the joint-stock company.
Compliance: YES (partially).
Article 21, paragraph 21.2, subparagraph 4. of the Company Charter.

41. Availability in by-laws of the joint-stock company of a procedure of approval of operations which are beyond the financial and economic plan of the joint-stock company.
Compliance: NO.
Virtually all operations which are beyond the financial and economic plan of the Company are considered by the Board of Directors of the Company.

42. A person who is a member, general director (managing director), member of a management body or an employee of a legal person competing with the joint-stock company may not be member of the executive bodies of the company.
Compliance: YES.
There are no such persons in the executive bodies of the Company.

43. Persons found guilty in committing crimes in the field of economic activities or crimes against the government, interests of public service and service in local governments or to whom administrative sanctions for offences in the field of entrepreneurial activity or in the field of finance, taxes, or capital market were inflicted may not be members of the executive bodies of the joint-stock company. If functions of an individual executive body are performed by a management company or a managing director, the General Director and member of the Management Board of the management company, or the managing director shall comply with the requirements imposed on the General Director and members of the Management Board of the joint-stock company.

Compliance: YES.
There are no such persons in the executive bodies of the Company.

44. Availability in the Charter or by-laws of the joint-stock company of an interdiction to the management company (managing director) to carry out similar functions in a competing company, as well as to be in any other property relations with the joint-stock company except for rendering services of the management company (managing director).
N/A.
Functions of the individual executive body of the Company have not been transferred to a management company (managing director).

45. The by-laws of the joint-stock company shall contain a requirement that the executive bodies shall abstain from acts which will result or are potentially capable to result in a conflict between their interests and the interests of the joint-stock company, and in case of occurrence of such a conflict shall disclose the details of such a conflict to the Board of Directors.
Compliance: NO.
Such a requirement is not stipulated by the Company by-laws

46. Availability in the charter or by-laws of the joint-stock company of criteria of selection of a management company (managing director).
N/A.
Functions of the individual executive body of the Company have not been transferred to a management company (managing director).

47. Submission by the executive bodies of the joint-stock company of monthly accounts about their work to the Board of Directors.
Compliance: NO.

48. Agreements concluded by the joint-stock company with the General Director (management company, managing director) and members of the Management Board shall stipulate responsibility for infringement of regulations on handling confidential and restricted-use information.
Compliance: YES.
Agreements concluded by the Company with the General Director and members of the Management Board of the Company stipulate responsibility for disclosure of information containing official secrets and trade secrets of the Company.

Company Secretary

49. Availability in the joint-stock company of a special official (secretary of the company) whose task is to ensure compliance of the bodies and officials of the joint-stock company with procedural requirements providing for implementation of rights and legitimate interests of the company shareholders.
Compliance: NO.
The position of the secretary of the Company has not been established yet.

50. Availability in the Charter or by-laws of the joint-stock company of a procedure of appointment (election) of the secretary of the Company and responsibilities of the secretary of the Company.
N/A.
The position of the secretary of the Company has not been established yet.

51. Availability in the Charter of the joint-stock company of requirements to a nominee to the position of the secretary of the Company.
Compliance: NO.
The position of the secretary of the Company has not been established yet.

Essential corporate acts

52. Availability in the Charter or by-laws of the joint-stock company of a requirement for approval of large transactions prior to their execution.
Compliance: YES.
Article 15, paragraph 15.1, subparagraph 24 of the Company Charter.

53. Compulsory engaging of an independent appraiser for estimation of the market value of property which is the subject of a large transaction.
Compliance: YES.
Article 15, paragraph 15.1, subparagraph 43 of the Company Charter.

54. Availability in the Charter of the joint-stock company of an interdiction for taking at acquisition of large blocks of shares in the joint-stock company (takeover) any acts aimed at protection of interests of executive bodies (members of these bodies) and members of the Board of Directors of the joint-stock company, as well as acts worsening position of shareholders as compared to the existing position (in particular, an interdiction for taking by the Board of Directors before the termination of expected share acquisition term a decision on issue of additional shares, on issue of securities convertible into shares, or securities providing a right of acquisition of shares in the Company even if the right of taking such a decision is provided to the Board of Directors by the Charter).
Compliance: NO.
Such a requirement is not stipulated by the Company Charter.

55. Availability in the Charter of the joint-stock company of a requirement of compulsory engaging of an independent appraiser for estimation of the current market value of shares and possible changes of their market value as a result of take-over.

Compliance: YES.
Article 15, paragraph 15.1, subparagraph 43. of the Company Charter.

56. Absence in the Charter of the joint-stock company of a provision releasing the purchaser from the responsibility to offer shareholders to sell ordinary shares (equity securities convertible into ordinary shares) in the company they hold at take-over.
Compliance: YES.
The Company charter does not stipulate the release from the above responsibility.

57. Availability in the Charter of the joint-stock company of a requirement of compulsory engaging of an independent appraiser to determine the relationship of conversion of shares at reorganisation.
Compliance: NO.
Such a requirement is not stipulated in the Charter or by-laws of the Company.

Information disclosure

58. Availability of an internal document approved by the Board of Directors establishing the rules and approaches of te ointstock company to information disclosure (Regulations on Informational Policy).
Compliance: YES.
The Regulations on Informational Policy of OAO Kuzbassenergo were approved by the resolution of the Board of Directors of the Company of 28.09.2006 (Minutes No. 6/12).

59. Availability in by-laws of the joint-stock company of a requirement on disclosing the purposes of placement of shares, the details of persons who are going to acquire the shares being offered, in particular, large blocks of shares, as well as whether the top managers of the joint-stock company will participate in acquisition of the company shares being offered.
Compliance: NO.
Such a requirement is not specified by the Company by-laws.

60. Availability in by-laws of the joint-stock company of the list of information, documents and materials which should be provided to shareholders to enable them to take a competent decision on issues submitted to the General Meeting of shareholders.
Compliance: YES.
Article 5, paragraphs 5.2.1. to 5.2.5. of the Regulations on Informational Policy of OAO Kuzbassenergo.

61. Availability of a website of the joint-stock company In a network the Internet and regular publication of information about the joint-stock company at this website.
Compliance: YES.
The Company website address is: http://www. kuzbassenergo.ru/

62. Availability in by-laws of the joint-stock company of a requirement to disclose information about transactions of the joint-stock company with persons who, according to the Charter, are higher officials of the joint-stock company, as well as about transactions of the joint-stock company with entities in which higher officials of the joint-stock company either directly or indirectly hold 20 and more percent of the authorised capital of the joint-stock company or on which such persons may otherwise render any material effect.
Compliance: YES.
Article 5, paragraph 5.2.8. of the Regulations on Informational Policy of OAO Kuzbassenergo.

63. Availability in by-laws of the joint-stock company of requirement to disclose details of all transactions which may influence the market value of shares in the joint-stock company.
Compliance: YES.
Article 5, paragraph 5.2.10. of the Regulations on Informational Policy of OAO Kuzbassenergo.

64. Availability of an internal document approved by the Board of Directors regarding the use of material information on activity of the joint-stock company, shares and other securities of the company and transactions with them which is not public and disclosure of which may materially influence the market value of shares and other securities of the joint-stock company.
Compliance: NO.
As of today the Board of Directors of OAO Kuzbassenergo has not approved the Regulations on Insider Information.

Control of Financial and Economic Activity

65. Availability of procedures of internal control over financial and economic activity of the joint-stock company approved by the Board of Directors.
Compliance: YES.
Regulations on Internal Audit Commission of OAO Kuzbassenergo (approved by the annual General Meeting of shareholders of OAO Kuzbassenergo on 21.06.2002).

66. Availability of a special division of the joint-stock company ensuring observance of the internal control procedures (internal control and audit service).
Compliance: YES.
Internal Audit Department.

67. Availability in by-laws of the joint-stock company of a requirement to determine the structure and composition of the internal control and audit service of the joint-stock company by the Board of Directors.
Compliance: YES.
Article 23. Company Charter.

68. Persons found guilty in committing crimes in the field of economic activities or crimes against the government, interests of public service and service in local governments or to whom administrative sanctions for offences in the field of entrepreneurial activity or in the field of finance, taxes, or capital market were inflicted may not be members of the internal control and audit service of the joint-stock company.
Compliance: YES
There are no such persons in the Internal Audit Commission.

69. A person who is a member of an executive body of the joint-stock company, or member, general director (managing director), member of a management body or an employee of a legal person competing with the joint-stock company may not be member of the internal control and audit service of the joint-stock company.
Compliance: YES.
There are no such persons in the Internal Audit Commission.

70. Availability in the by-laws of the joint-stock company of provisions stipulating the date of presentation to the internal control and audit service of documents and materials for estimation of a financial and economic operation performed, as well as responsibility of officers and employees of the joint-stock company for failure to present the same in due time.
Compliance: YES.
Regulations on Internal Audit Commission of OAO Kuzbassenergo (approved by the Annual General Meeting of shareholders of OAO Kuzbassenergo on 21.06.2002).

71. Availability in the by-laws of the joint-stock company of a provision stipulating responsibility of the internal control and audit service to report the revealed infringements to the Audit Committee, and if there is no such a committee, to the Board of Directors of the joint-stock company.
Compliance: NO.
Such a requirement is not provided for by the Company by-laws.

72. Availability in the Charter of the joint-stock company of a requirement of preliminary estimation by the internal control and audit service of expediency of operations which are beyond the financial and economic plan of the joint-stock company (non-standard operations).
Compliance: NO.
Such a requirement is not provided for by the Company Charter.

73. Availability in the by-laws of the joint-stock company of a procedure of coordination of non-standard operations with the Board of Directors.
Compliance: NO.
Article 7 of the Regulations on the Internal Audit Commission of OAO Kuzbassenergo.

74. Availability of an internal document approved by the Board of Directors establishing the procedure of checking of financial and economic activity of the joint-stock company by the Internal Audit Commission.
Compliance: YES.

75. Studying by the Audit Committee the Auditor's Conclusion prior to its submission to shareholders at a General Meeting of shareholders.
Compliance: NO.
According to paragraph 3.1.3. of the Regulations on Audit Committee of the Board of Directors of OAO Kuzbassenergo, the scope of its competence (along with other authorities) includes analysis of the financial statements of the Company and the results of the external audit. By the next annual General Meeting of shareholders of OAO Kuzbassenergo the Audit Committee shall prepare an estimation of the Auditor's Conclusion and shall submit it for review by shareholders within the package of materials for the annual General Meeting.

Dividends

76. Availability of an internal document approved by the Board of Directors by which the Board of Directors is guided when adopting recommendations on dividend amount (Regulations on Dividend Policy).
Compliance: NO.
The Board of Directors of the Company has not approved such a document.

77. Availability in the Regulations on Dividend Policy of a procedure of determination of the minimum net profit of the joint-stock company allocated to dividend, and conditions on which dividends on preferential shares the amount of dividends on which is specified in the Charter of the joint-stock company are not paid out or are not paid out in full.
Compliance: NO.
The Board of Directors of the Company has not approved such a document. Besides, recommendations concerning conditions of payout of dividend on preferential shares are not applicable to the Company since the Company has no such class of shares.

78. Publication of information on dividend policy of the joint-stock company and changes that may be made thereto from time to time in the periodical specified in the Charter of the joint-stock company for publication of notices of General Meetings of shareholders, as well as placement of the above information on the website of the joint-stock company.
Compliance: YES.
The information on dividend policy (upon its approval by the Board of Directors) was published in annual reports, on the Company website, as well as in press releases, and the periodicals specified in the Company Charter.

10.4. Details of transactions

10.4.1. Details of large transactions

Sl. No.	Decision of the Board of Directors, number & date of the minutes, number & date of the contract	Name of the counterpart	Subject, essential terms & conditions of the contract	Contract price (RUB)
1.	Minutes No.12/12 of 28.12.2006. Contract of sale and purchase of shares in OAO West-Siberian Combined Heat & Power Station of 15.03.2007	OOO InvestEnergoProekt	Block of 303,082,091 shares in OAO West-Siberian Combined Heat & Power Station held by OAO Kuzbassenergo. Method of sale: open auction	3,187,045,205.94
2.	Minutes No.12/12 of 28.12.2006. Contract of sale and purchase of shares in OAO South-Kuzbass State District Power Station of 29.03.2007	OOO MECHEL-ENERGO	Block of 303,082,091 shares in OAO South-Kuzbass State District Power Station held by OAO Kuzbassenergo. Method of sale: open auction	3,695,901,163.20

10.4.2. Details of non-arm-length transactions

Sl. No.	Decision of the management body, number & date of the minutes, number & date of the contract	Name of the counterpart	Interested persons	Subject of the contract, essential terms and conditions, contract price (RUB)
1.	Minutes No.16 of the General Meeting of shareholders of 25.12.2006, Minutes No.16 of 25.12.2006 of the Meeting of the Board of Directors. Contract of sale and purchase of immovable property No.1471 of 29.12.2006	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Sale and purchase of power industrial/technological complexes Barnaulskaya CHPS-1, Barnaulskaya CHPS-2, Barnaulskaya CHPS-3. Term of payment: till 28.02.2007, transfer of property: till 01.01.2007. Contract price: 1,443,753,788.88
2.	Minutes No.16 of the General Meeting of shareholders of 25.12.2006, Minutes No.16 of 25.12.2006 of the Meeting of the Board of Directors. Contract of sale and purchase of immovable property No.1472 of 29.12.2006	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Sale and purchase of immovable property. Term of payment: till 31.03.2007. Transfer of property: till 01.01.2007. Contract price: 582,530,167.25

3.	Minutes No.16 of the General Meeting of shareholders of 25.12.2006, Minutes No.16 of 25.12.2006 of the Meeting of the Board of Directors. Contract of sale and purchase of immovable property No.1473 of 29.12.2006	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Sale and purchase of immovable property. Term of payment: till 31.03.2007. Transfer of property: till 01.01.2007. Contract price: 403,854,721.73
4.	Minutes No.16 of the General Meeting of shareholders of 25.12.2006, Minutes No.16 of 25.12.2006 of the Meeting of the Board of Directors. Contract of sale and purchase of means of transport No.1474 of 29.12.2006	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Sale and purchase of means of transport. Term of payment: till 31.03.2007. Transfer of property: till 01.01.2007. Contract price: 14,222,253.19
5.	Minutes No.16 of the General Meeting of shareholders of 25.12.2006, Minutes No.16 of 25.12.2006 of the Meeting of the Board of Directors. Contract of sale and purchase of movable property No.1475 of 29.12.2006	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Sale and purchase of immovable property. Term of payment: till 31.03.2007. Transfer of property: till 01.01.2007. Contract price: 1,046,429,584.21
6.	Minutes No.12/12 of 28.12.2006 of the meeting of the Board of Directors. Contract No.2912/1 of 29.12.2006	RAO UES of Russia, OAO Siberian Coal Energy Company, OOO Deutsche Bank	RAO UES of Russia, OAO Siberian Coal Energy Company, shareholders of OAO Kuzbassenergo.	Rendering consultation services on financial matters regarding a set of measures aimed at selling through an open auction of shares in OAO South Kuzbass SDPS, and OAO West-Siberian CHPS. Contract price: from 0.71 % to 0.87 % of actual selling prices of OAO West Siberian CHPS and OAO South Kuzbass SDPS
7.	Minutes No.16/12 of the Meeting of the Board of Directors of 15.02.2007. Contract of sale and purchase of property No.003 of 31.01.2007	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Sale and purchase of property (inventories). Term of transfer of property: till 16.02.2007. Term of payment: till 31.03.2007. Contract price: 292,072,435.59

8.	Minutes No.16/12 of the Meeting of the Board of Directors of 15.02.2007. Contract of sale and purchase of property No. 010 of 28.03.2007	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Sale and purchase of coal. Term of transfer of coal: till 20.03.2007. Term of payment: till 29.03.2007 subject to signing of the acceptance statement. Contract price: 62,103,436.60 RUB
9.	Minutes No.16/12 of the Meeting of the Board of Directors of 15.02.2007. Contract of sale and purchase of property No. 090 of 28.03.2007	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Sale and purchase of fuel oil. Term of transfer of fuel oil: till 20.03.2007. Term of payment: till 29.03.2007 subject to signing of the acceptance statement. Contract price: 1,927,223.82
10.	Minutes No.17/12 of the Meeting of the Board of Directors of 01.03.2007. Contract of lease of immovable property No. 142/53 of 01.03.2007	System Operator - Central Dispatch Administration of the Unified Energy System	RAO UES of Russia, shareholder of OAO Kuzbassenergo	Lease of immovable property (uninhabited office premises with total floor area of 797 sq. m.). The amount of monthly rent is 407,500 RUB (incl. VAT). The Lease term is from 01.03.2007 to 28.02.2012. Contract price: 24,450,000.00
11.	Minutes No.20/12 of the Meeting of the Board of Directors of 18.04.2007. Contract of transfer of right in action (cession) No. 100 of 11.04.2007	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Transfer of right in action against OAO Altaienergo. Contract price: 75,985,491.26
12.	Minutes No.20/13 of the Meeting of the Board of Directors of 18.04.2007. Contract of transfer of right in action (cession) No. 101 of 11.04.2007	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Transfer of right in action against OAO Altaienergo. Contract price: 87,097,570.84
13.	Minutes No.21/13 of the Meeting of the Board of Directors of 26.12.2007. Contract of sale and purchase of immovable property No.898 of 27.12.2007	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Sale and purchase of immovable property in the city of Barnaul. Term of payment: till 28.02.2008. Contract price: 17,333,000.00

14.	Minutes No.21/13 of the Meeting of the Board of Directors of 26.12.2007. Contract of sale and purchase of movable property No.899 of 27.12.2007	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Sale and purchase of movable property. Term of payment: till 28.02.2008. Contract price: 42,112,200.00
15.	Minutes No.21/13 of the Meeting of the Board of Directors of 26.12.2007. Contract of sale and purchase of immovable property No.901 of 27.12.2007	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Sale and purchase of immovable property in the city of Barnaul. Term of payment: till 28.02.2008. Contract price: 47,184,000.00
16.	Minutes No.21/13 of the Meeting of the Board of Directors of 26.12.2007. Contract of sale and purchase of inventories No.902 of 27.12.2007	OAO Altaienergo	Sorokin I.Yu., member of the Board of Directors of OAO Kuzbassenergo. RAO UES of Russia, shareholder of OAO Kuzbassenergo	Sale and purchase of movable property (inventories). Term of payment: till 28.02.2008. Contract price: 1,760,190.00

10.5. Subsidiaries of OAO Kuzbassenergo

Subsidiary name	Core business	Amount of investment, thou. RUB	Share in the authorized capital (%) as of 31.12.2006
OAO Prokopievskenergo	Providing users with electric and heat power through its acquisition, transformation, distribution, transfer and sale	19,380	60 %
ZAO Kuzbassenergo Motor Transport Company	Providing transportation and forwarding services to legal persons and individuals	103,834	100 %
Health Service "Health Centre "Energetik"	Providing qualified medical aid, including specialised one; outpatient/polyclinic assistance; day hospital services	126,074	100 %
OAO Kuzbassenergoservis	Providing services of installation, repair and maintenance of electric equipment not included in other groups	2,298	100 %
OAO Kuzbasstekhenergo Engineering and Analytical Centre	Maintaining serviceability of combined heat and power stations; providing repair and maintenance services for instruments, measurement and control tools, etc.; testing and analysing mechanical and electrical characteristics of finished products	17,312	100 %

Kuzbasskaya Energoremontnaya Kompaniya	Carrying out any civil and erection works at building, reconstruction, modernisation, as well as repair of any industrial and civil facilities in the capacity of general contractor or subcontractor	29,972	100 %
OAO West-Siberian Combined Heat & Power Station	Maintaining serviceability of thermal power stations; electric power production; production of electric power by thermal power stations; distribution of electric power; production of steam and hot water (heat energy) by thermal power stations; transfer of steam and hot water (heat energy); wholesale trade in electric and heat energy (without their transfer and distribution)	1,435,325	50 %
OAO South Kuzbass State District Power Station	Maintaining serviceability of thermal power stations; electric power production; production of electric power by thermal power stations; distribution of electric power; production of steam and hot water (heat energy) by thermal power stations; transfer of steam and hot water (heat energy); wholesale trade in electric and heat energy (without their transfer and distribution)	863,692	50 %

10.6. Details of investments of OAO Kuzbassenergo into other entities

Full legal name of the Company	**Legal address**	**Authorised capital, RUB**	**OAO Kuzbassenergo share in the authorised capital, %**	**Number of shares, pcs**	**Book value as of 31.12.2007, RUB**
Limited Liability Company "Fuel and Energy Complex and Resources of Kuzbass" Magazine	650099, city of Kemerovo, pr. Sovetskiy, 62	750,000	6.67	Share	50,000
Limited Liability Partnership Yugo-Zapad	650021, city of Kemerovo, Predzavodskaya street, 10	1,300	15.38	Share	200

10.7. Details of the Registrar of the Company, and of transfer-agents of the Company Registrar

Full and short business names	Open Joint-Stock Company Central Moscow Depositary, OAO Central Moscow Depositary or OAO CMD
Place of business of the Registrar	107078, Moscow, Orlikov per., 3, bldg B
Licence issued to the Registrar	Licence of No. 10-000-1-00255 for carrying out registrar's activity, issued on September 13th, 2002 by the Federal Commission for Stock Market of the Russian Federation
Contact telephones:	For shareholders: (495) 221-13-34 (Operational Department), (495) 221-13-24 (Organisation and Income Payment Department). For issuers: (495 221-13-35 (Issuers Servicing Department), 221-13-31 (Meetings Preparation and Holding Department)
Fax:	(495) 265-43-36
E-mail:	Mcdepo@dol.ru

The Issuer, on the basis of agreement (FE) No. 49/OW concluded with the Registrar, OAO Central Moscow Depositary, on 19.06.2001 carries out the functions of a transfer agent.
Place of business: 656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.
Mailing address: 650000, Russia, city of Kemerovo, Kuznetskiy avenue, 30, office 306
Tel./Fax: (384-2) 45-37-61.

The information on OAO Central Moscow Depositary, as well as on branches and transfer agents of the Registrar is available on the Company website in section "To shareholders and investors" at http://www.kuzbassenergo.ru/invest/

10.8. Glossary

ADR	American Depository Receipts
AIIS KUE	Automated metering and information system for commercial accounting of electric power
ASDG	Association of Siberian and Far East cities
ASKUE	Automated electric power commercial accounting system
Balancing market	A constituent part of the deviations sector of the Wholesale Electric Power Market on which electric power produced in excess of plan volumes is sold
BU	Business unit
Bel SDPS	Company branch, Belovskaya State District Power Station
Power unit	Power-generating boiler (steam generator) including one or two shells, and an integrated turbine (or several turbines) with a directly connected electric generator (several generators, depending on number of turbines)

BM	Balancing market
GDP	Gross domestic product
HWS	Hot water supply
Generation	Production of electric and heat energy
Gcal	Gigacalorie, heat energy measurement unit
Gcal/h	Gigacalorie per hour, heat rate measurement unit
GRU	Main switchgear
SDPS	State District Power Station (historical name)
GTU (GTE)	Gas-turbine unit (gas-turbine power station)
Bilateral contract	An agreement according to which the supplier undertakes to deliver to the buyer electric energy in a certain amount and of a certain quality, and the buyer undertakes to accept and pay electric energy subject to conditions the contract concluded according to the rules of the wholesale market
DZO	Subsidiary and dependent companies
ENES	Unified National (Russian) Power Network
ZAO	Closed joint-stock company
ZBH	Zaiskitimskaya Boiler House
ZRU	Enclosed switchgear
West-Siberian CHPS	Company branch, West-Siberian Combined Heat & Power Station, since 01.07.2006 spun off as OAO West-Siberian Combined Heat & Power Station
IT	Information technologies
kV	Kilovolt. Voltage measurement unit
kVa	Kilovolt-ampere. Measurement unit of full transformer power
kW·h	Kilowatt-hour. Measurement unit of electric energy
Kem CHPS	Company branch, Kemerovskaya Combined Heat & Power Station
COE	Coefficient of efficiency
KEI	Key efficiency indices
Kuz CHPS	Company branch, Kuznetskaya Combined Heat & Power Station
MW	Megawatt. Measurement unit of electrical capacity
MICEX	Moscow Interbank Currency Exchange
Operating capacity	Available capacity of a power station less equipment forwarded to repair
Installed capacity	The greatest active electrical output with which an electrical installation may continuously operate without overload according to the equipment certificate
MPZ	Inventories
MRSK	Trunk regional grid company

IFRS	International Financial Reporting Standards
Load	Total electrical capacity consumed by all electric power receivers (consumers) connected to the distribution networks of the system, and power consumed to cover losses in all nodes of the electrical network (transformers, converters, power transmission lines)
VAT	Value-added tax
R&D	Research and development
NK CHPS	Company branch, Novo-Kemerovskaya Combined Heat & Power Station
NWEM (NOREM)	New Wholesale Electric Energy (Power) Market
NP	Non-profit partnership
NP ATS	Non-Profit Partnership Trading System Administrator of the New Wholesale Electric Energy (Power) Market
NP RTS Stock Exchange	Non-Profit Partnership Russian Trading System Stock Exchange
PPF	Private Pension Fund
OAO	Open Joint-Stock Company
SO-TsDU EES	System Operator-Central Dispatch Administration of the Unified Energy System
AWM	Autumn-winter maximum
BPA	Basic production assets
WEPM (ORE)	Wholesale Electric Energy (Power) Market
WEPMTP (OREPP)	Wholesale Electric Energy (Power) Market of the Transition Period
UPS (OES)	Unified Power System
RAS (PBU)	Russian Accounting Standards
PB	Peak Boiler
CCP	Combined-cycle plant
MCL	Maximum concentration limit
MPD	Maximum permissible discharge
DEW	Design and exploration work
ITIE	Industrial-and-technological integration enterprise
RBC, RBCM	Regulated Bilateral Contracts Market
Regulated sector of the WEPM	Sector of supply of electric energy (power) to and consumption from the Wholesale Electric Power Market under tariffs approved by the Federal Tariff Service
DAM	"Day-ahead" market
RTS	Russian Trading System (Stock Exchange)
RF	Repair fund

"Day-ahead" market	Sector of the New Wholesale Power Market which replaced the free trade sector existing till September 1st, 2006. At the heart of work of the "day-ahead" market is the competitive selection – made by the NP ATS – of price quotations of suppliers and buyers one day prior to the actual delivery of electric power including determination of prices and volumes of supply for each hour of the day
RPC	Regional Power Commission
Deviations sector of the WEPM	Sector of trade in deviations between actual and planned production (consumption) of electric power by the participants of the wholesale market at a certain hour of the day at regulated tariffs and coefficients
FTS	Free trade sector of the wholesale market of electric energy (power)
TA	Turbo-alternator
TGC	Territorial generating company
TU SDPS	Company branch, Tom-Usinskaya State District Power Station
s.f.t.	Equivalent fuel ton
TPS	Thermal power station
CHPS	Combined heat and power station
Equivalent fuel	An accounting unit of organic fuel used to compare the efficiency of various kinds of fuel and their total accounting
HND (UTS)	Company branch, Heat Networks Directorate
FWMEEP (FOREM)	Federal Wholesale Market of Electric Energy (Power)
FTS	Federal Tariff Service
FSFM	Federal Service on Financial Markets of Russia
CWT	Chemical water treatment
TsZ	Health centre
CPA (TsZO)	Central Procurement Agency
TsRMZ	Central Mechanical-and-Repair Plant
SBG	Spherical ball grinder
SF6 switch	Switch in which sulfur hexafluoride is used instead of aerial or oil insulation, allowing to increase load of current carrying parts and to reduce their weight due to its cooling properties
South Kuzbass SDPS	Company branch, South Kuzbass State District Power Station, since 01.07.2007 spun off as OAO South Kuzbass State District Power Station
Gigabit Ethernet	High-speed technology of collective access of users to data network
SDH-network	Technology for high-speed optical communication networks. Allows to create flexible, reliable and efficient networks with full program control

10.9. Contact information

Kuzbassenergo Power and Electrification Open Joint-Stock Company (OAO Kuzbassenergo)

Place of business: 656037, Russia, Altai territory, city of Barnaul, Brilliantovaya street, 2. Mailing address: 650000, Russia, city of Kemerovo, Kuznetskiy avenue, 30, Telephone: (384-2) 45-33-59, Fax: (384-2) 45-38-30, E-mail: adm@kuzbe.elektra.ru, website: www.kuzbassenergo.ru.

The organizational structure of the executive apparatus of OAO Kuzbassenergo includes the Share Capital Department in charge of work with shareholders and investors. Chief of Department — Cherpinsky Pavel Valerievich. Phone/fax: (384-2) 45-31-73. E-mail: cherpinskypv@kuzbe.elektra.ru, website: www.kuzbassenergo.ru/invest/

Banking details:
Siberian Bank of the Savings Bank of the Russian Federation, city of Novosibirsk
a/c 40702810826020102640
BIC 045004641
Corr. acc. 30101810500000000641
Primary State Registration Number (OGRN) 1024200678260
OKPO 00105638
INN 4200000333/KPP 997450001

Registrar
Full business name: Open Joint-Stock Company Central Moscow Depositary.
According to the Company Charter, approval of the Registrar, terms and conditions of the contract with it, as well as termination of the contract are within the terms of reference of the Board of Directors. OAO Kuzbassenergo, its sole executive body, its subsidiaries have no share in the authorised capital of the Registrar. Address: 105082, Moscow, Bolshaya Pochtovaya street, 34, bldg. 8. Contact phones:
For shareholders: (495) 221-13-34 (Operational Department), (495) 221-13-24 (Organisation and Income Payment Department).
For issuers: (495 221-13-35 (Issuers Servicing Department), 221-13-31 (Meetings Preparation and Holding Department). Fax: (095) 265-43-36.
Details of the licence issued to the Registrar: Licence of No. 10-000-1-00255 for carrying out registrar's activity, issued on September 13th, 2002 by the Federal Commission for Stock Market of the Russian Federation. Period of validity of the licence: unlimited.

Auditor
Full business name: Closed Joint-Stock Company KPMG
Place of business: 119019, Moscow, Gogolevskiy boulevard, 11
Phone number: +7(495) 937-44-77
Fax number: +7(495) 937-44-99
E-mail address: moscow@kpmg.ru
Number of the licence for carrying out auditor activity: E 003330
Date of issue of the licence: 17.01.2003
Period of validity of the licence for carrying out auditor activity: till 17.01.2013
Authority which issued the licence: Ministry of Finance of the Russian Federation



OPEN JOINT-STOCK COMPANY

KUZBASSENERGO

Kuzbass Power and Electrification Open Joint-Stock Company
656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya St., 2

NOTICE

of Convocation of the Annual General Meeting of Shareholders of OAO Kuzbassenergo

OAO Kuzbassenergo hereby notifies of convocation of the Annual General Meeting of shareholders of OAO Kuzbassenergo in the form of a meeting (co presence) with the following agenda:

1. Approval of the annual report, annual accounts including Company's profit and loss statement, as well as distribution of Company's profit (in particular, dividend payout) and loss based on results of 2007;
2. Election of members of the Board of Directors of the Company;
3. Election of members of the Internal Audit Commission of the Company;
4. Approval of the Company's auditor;
5. Amending and supplementing the Company Charter.

Date of holding of the General Meeting of shareholders of OAO Kuzbassenergo - **27 June, 2008.**
Meeting opening time - **1:00 pm** (local time).
Time of beginning of registration – **11:30 am** (local time). The registration shall be carried out at the meeting venue.
Venue: city of Kemerovo, Lenin av., 90/4 (г. Кемерово, проспект Ленина, 90/4).

Mailing address to which filled-in voting ballots may be sent:
1) 650000, Russia, city of Kemerovo, Kuznetskiy av., 30, OAO Kuzbassenergo, office 306 (650000, Россия, г. Кемерово, пр. Кузнецкий, 30, ОАО «Кузбассэнерго», каб. 306);
2) 105082, Russia, Moscow, Bolshaya Pochtovaya St., 34, bldg. 8, OAO Moscow Central Depositary (105082, Россия, г. Москва, ул. Большая Почтовая, д. 34, стр.8, ОАО «Центральный Московский Депозитарий».

Only votes represented by voting bulletins received by the Company on or before 25 June, 2008 shall be taken into account for quorum determination purposes.

Persons entitled to attend the General Meeting of shareholders may get acquainted with the information (materials) made available to shareholders at preparation of the annual General Meeting of shareholders of OAO Kuzbassenergo from 06 June till 26 June, 2008 (inclusive), **from 9 am to 5 pm** at the following addresses:
- city of Barnaul, Brilliantovaya St., 2;
- city of Kemerovo, Kuznetskiy av., 30, OAO Kuzbassenergo, office 306,
- city of Moscow, Bolshaya Pochtovaya St., 34, bldg. 8, OAO Moscow Central Depositary.
as well as **on 27 June, 2008** at the place of holding of the annual General Meeting of shareholders.

The list of persons entitled to attend the General Meeting of shareholders of OAO Kuzbassenergo has been made up as of **13 May, 2008.**

Board of Directors of OAO Kuzbassenergo

Information telephone: (384-2) 45-40-83

Report on Results of Voting
at the Annual General Meeting of Shareholders
of Kuzbass Power and Electrification Open Joint-Stock Company
(OAO Kuzbassenergo)

Full business name and place of business of the company: ***Kuzbass Power and Electrification Open Joint-Stock Company; 656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.***

Kind of the general meeting: ***annual.***

Form of holding of the general meeting: ***meeting.***

Date and place of holding of the general meeting: ***June 27th, 2008, city of Kemerovo, Lenin avenue, 90/4.***

General Meeting agenda:

1. ***Approval of the annual report, annual financial statements including profit and loss statement of the Company; distribution of the Company profit (in particular, dividend payout) and loss for 2007.***
2. ***Election of the members of the Board of Directors of the Company.***
3. ***Election of the members of the Internal Audit Commission of the Company.***
4. ***Approval of the Company's auditor.***
5. ***Amending and supplementing the Company Charter.***

According to Article 56 of Federal Law No. 208-FZ On Joint-Stock Companies" of December, 26th, 1995 the functions of the Counting Commission were performed by the Company Registrar – Open Joint-Stock Company Central Moscow Depositary.

Place of business of the Registrar: 107078, Moscow, Orlikov per. 3, bldg. V.

Authorised person of the Registrar – **Bolyakina Elena Ivanovna**.

The list of persons entitled to attend the General Meeting of shareholders was made up according to the Company Shareholder Register status as of May 13th, 2008.

Number of votes held by persons included in the list of persons entitled to attend the General Meeting: 70,572,642,800.

Total number of votes of outstanding shares entitled to vote at the meeting – 70,616,380,000.

Number of votes held by persons attending the meeting – 64,898,425,183.

Availability of quorum by the beginning of the meeting: YES.

According to the results of voting on ***the first*** item of the agenda the shareholder meeting passed the following resolution:

1. **That the annual report and annual financial statements of the Company, including profit and loss statement of the Company, for 2007 be approved.**
2. **That the following distribution of the Company profit (loss) for 2007 be approved:**

	(thousand rbl.)
Net profit (loss) for the accounting period:	**2,924,233.00**
To be allocated:	
- to the Reserve fund	**5,000.00**
- to dividend (were distributed based on results of the 1st quarter of 2007 by the resolution of the shareholder meeting of 06.06.2007)	**11,490.00**
- to investments	**2,459,126.00**
- to cover losses of previous years	**0**
- retained earnings	**448,617.00**

3. **That no dividend be paid on ordinary shares in the Company based on results of 2007.**

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Total number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum at voting on this agenda item: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 64,856,867,383 votes; **AGAINST** – 30,914,200 votes; **ABSTAINED** – 9,980,000 votes.

According to the results of voting on ***the second*** item of the agenda the shareholder meeting passed the following resolution:

That the following persons be elected members of the Board of Directors:

1. **Bay Alexey Evgenievich,**
2. **Bolshakov Andrey Nikolaevich,**
3. **Dolgopolov Dmitry Aleksandrovich,**
4. **Kochetkova Tatyana Vladimirovna,**
5. **Lapin Vladimir Ivanovich,**
6. **Lisyansky Mikhail Eduardovich,**
7. **Martynov Sergey Aleksandrovich,**
8. **Petelin Sergey Aleksandrovich,**
9. **Repin Igor Nikolaevich,**
10. **Sorokin Igor Yurievich,**
11. **Shatsky Pavel Olegovich.**

Number of votes for cumulative voting held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 776,299,070,800.

Total number of votes for cumulative voting of persons holding outstanding shares entitled to vote at the meeting on this issue – 776,780,180,000.

Number of votes for cumulative voting held with respect to this issue by persons attending the meeting – 713,882,677,013.

Availability of quorum at voting on this agenda item: YES, 91.9597 %.

Voting results:

Distribution of votes ***IN FAVOUR***:

Sl. No.	FULL NAME	Number of votes
1.	**Lapin Vladimir Ivanovich**	**65 552 095 600**
2.	**Lisyansky Mikhail Eduardovich**	**65 367 302 200**
3.	**Repin Igor Nikolaevich**	**65 354 444 000**
4.	**Kochetkova Tatyana Vladimirovna**	**65 351 444 000**
5.	**Martynov Sergey Aleksandrovich**	**55 150 470 159**
6.	**Bolshakov Andrey Nikolaevich**	**55 150 470 159**
7.	**Bay Alexey Evgenievich**	**55 149 690 159**
8.	**Dolgopolov Dmitry Aleksandrovich**	**55 147 470 159**
9.	**Petelin Sergey Aleksandrovich**	**55 147 250 159**
10.	**Sorokin Igor Yurevich**	**55 146 494 059**
11.	**Shatsky Pavel Olegovich**	**55 145 650 159**
12.	Eremeyev Maxim Aleksandrovich	446 423 600
13.	Mikhailov Sergey Nikolaevich	152 988 900
14.	Mironosetsky Sergey Nikolaevich	26 519 000

15.	Rogulin Vadim Nikolaevich	21 012 300
16.	Loktev Sergey Aleksandrovich	20 720 000
17.	Tuzov Mikhail Yurevich	13 602 200
18.	Bogomazov Vladimir Mikhailovich	13 398 200
19.	Rebrov Ilya Vasilievich	12 738 200
20.	Goncharov Yury Vladimirovich	9 240 000
21.	Vasiliev Victor Alekseevich	9 240 000
22.	Platonov Vladimir Yurievich	7 000 000

AGAINST all candidates - 0 votes;

ABSTAINED for all candidates - 0 votes.

According to the results of voting on ***the third*** item of the agenda the shareholder meeting passed the following resolution:

That the following persons be elected members of the Internal Audit Commission:

1. **Arkhimenko Dmitry Olegovich,**
2. **Dorokhova Svetlana Anatolievna,**
3. **Barayshchuk Arkady Viktorovich,**
4. **Belsky Artem Stanislavovich,**
5. **Bosalko Dmitry Sergeevich.**

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,564,807,100.

Total number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,890,589,483.

Availability of quorum at voting on this agenda item: YES, 91.9589 %.

Voting results:

Sl. No.	Nominee's full name	IN FAVOUR		AGAINST, votes	AB-STAINED, votes
		votes	%		
1.	**AKHRIMENKO Dmitry Olegovich**	**64,814,591,683**	**99.8829**	**1,220,000**	**46,010,000**
2.	**DOROKHOVA Svetlana Anatolievna**	**35,124,911,383**	**54.1294**	**29,723,207,600**	**19,120,000**
3.	**BARAYSHCHUK Arkady Viktorovich**	**35,120,485,883**	**54.1226**	**29,707,600,000**	**39,120,000**
4.	**BELSKY ARTEM STANISLAVOVICH**	**35,115,951,983**	**54.1156**	**29,724,247,600**	**24,120,000**
5.	**BOSALKO Dmitry Sergeevich**	**35,115,502,483**	**54.1149**	**29,709,080,000**	**19,120,000**
6.	SIDOROV Sergey Borisovich	29,731,752,800	45.8183	35,089,554,883	41,010,000
7.	SMIRNOVA Elena Evgenievna	29,729,962,300	45.8155	35,108,642,483	21,010,000
8.	MUKHIN Mikhail Viktorovich	29,723,220,000	45.8051	35,116,392,483	21,010,000
9.	LARITSKAYA Tatyana Dmitrievna	29,712,330,200	45.7883	35,133,852,483	17,790,000

10.	ABDRAKHMANOVA Tatyana Ivanovna	55,417,800	0.0854	64,790,274,883	19,120,000

According to the results of voting on ***the fourth*** item of the agenda the shareholder meeting passed the following resolution:

That Closed Joint-Stock Company KPMG (licence for carrying out auditor activity E 003330 of 17.01.2003 issued in compliance with the order No.9 of the Ministry of Finance of the Russian Federation dated 17.01.2003) be approved the Company's auditor.

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum at voting on this agenda item: YES, 91,9597 %.

Voting results:

No.	Nominee's full name	IN FAVOUR		AGAINST	AB-STAINED
		votes	%		
1	**KPMG, Closed Joint-Stock Company (licence for carrying out auditor activity E 003330 issued in compliance with the order No.9 of the Ministry of Finance of the Russian Federation dated 17.01.2003)**	**64,837,284,183**	**99.9058**	**3,550,000**	**20,740,000**
2	PricewaterhouseCoopers Audit, Closed Joint-Stock Company (licence for carrying out auditor activity E 000376 issued in compliance with the order No.98 of the Ministry of Finance of the Russian Federation dated 20.05.2002)	8,130,500	0.0125	64,837,388,183	23,260,000
3	Deloitte &Touche CIS, Closed Joint-Stock Company (licence for carrying out auditor activity E 002417 issued in compliance with the order No.255 of the Ministry of Finance of the Russian Federation dated 06.11.2002)	1,710,000	0.0026	64,840,798,183	19,530,000
4	Ernst & Young limited liability (licence for carrying out auditor activity E 003330 issued in compliance with the order No.223 of the Ministry of Finance of the Russian Federation dated 30.09.2002)	0	0.0000	64,840,798,183	20,740,000

According to the results of voting on item ***5.1*** of the agenda the shareholder meeting passed the following resolution:

That the following amendments and supplements to the Company Charter be approved:

<u>To Article 14:</u>

Subparagraph 14.9.2 of paragraph 14.9 of the Charter shall be restated to read as follows:

"14.9.2. The date of making up the list of persons entitled to attend General Meeting of shareholders of the Company may not be established earlier than the date of taking decision on convocation of the General Meeting of shareholders and more than 85 (Eighty five) days before the scheduled date of the General Meeting of shareholders."

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum at voting on this agenda item: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 64,880,465,883 votes; **AGAINST** – 7,835,700 votes; **ABSTAINED** – 5,680,000 votes.

According to the results of voting on item *5.2* of the agenda the shareholder meeting passed the following resolution:

That the following amendments and supplements to the Company Charter be approved:

Subparagraph 14.9.3 of paragraph 14.9 of the Charter shall be restated to read as follows:

"14.9.3. A notice of convocation of the extraordinary General Meeting of shareholders should be made at least 70 (Seventy) days prior to the scheduled date of the Meeting."

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum at voting on this agenda item: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 64,883,835,883 votes; **AGAINST** – 7,835,700 votes; **ABSTAINED** – 2,310,000 votes.

According to the results of voting on item *5.3* of the agenda the shareholder meeting passed the following resolution:

That the following amendments and supplements to the Company Charter be approved:

<u>To Article 15:</u>

Subparagraph 20 of paragraph 15.1 of the Charter shall be restated to read as follows:

"20) establishing branches and opening representative offices of the Company, their liquidation, including Company Charter amendment due to establishment of branches and opening of representative offices of the Company (in particular, change of details of the names and places of business of Company branches and representative offices) and their liquidation; approving Regulations on branches and representative offices, and amending the same, as well as approving the issue of powers of attorney to directors of branches and representative offices and revocation of the same;"

In article 22: subparagraph 5) of paragraph 22.3 of the Charter shall be deleted.

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum at voting on this agenda item: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 64,856,171,883 votes; **AGAINST** – 7,835,700 votes; **ABSTAINED** – 29,974,000 votes.

According to the results of voting on item ***5.4*** of the agenda the shareholder meeting passed the following resolution:

That the following amendments and supplements to the Company Charter be approved:

To Article 15:

Subparagraph 21 of paragraph 15.1 of the Charter shall be restated to read as follows:

"21) taking decisions on Company participation in other entities (on joining an existing entity or establishing a new entity, including coordination of the constituent instruments), and termination of participation of the Company in other entities;"

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum at voting on this agenda item: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 64,855,695,883 votes; **AGAINST** – 8,275,700 votes; **ABSTAINED** – 29,974,000 votes.

According to the results of voting on item ***5.5*** of the agenda the shareholder meeting passed the following resolution:

That the following amendments and supplements to the Company Charter be approved:

In Article 15:

Subparagraph 22 of paragraph 15.1 of the Charter shall be restated to read as follows:

"22) preliminary approval of one or several interconnected transactions with non-current assets of the Company, namely:

a) any transactions with stocks, shares, bonds and units provided that such an approval is not referred to the competence of the General Meeting of shareholders and competence of the Board of Directors specified in subparagraphs 24, 25 of paragraph 15.1 of Article 15 of the Company Charter;

b) transactions involving acquisition, alienation (possibility of alienation), or encumbrance by the Company of real estate irrespective of the transaction amount provided that such an approval is not referred to the competence of the General Meeting of shareholders and competence of the Board of Directors specified in subparagraphs 24, 25 of paragraph 15.1 of Article 15 of the Company Charter;

c) transactions involving acquisition, alienation (possibility of alienation), transfer on hire basis or otherwise for a term or unlimited use Company of non-current assets of the Company with a book value exceeding 10 (ten) million US dollars (or an equivalent amount in another currency, including in roubles) provided that such an approval is not referred to the competence of the General Meeting of shareholders and competence of the Board of Directors specified in subparagraphs 22, 24, 25 of paragraph 15.1 of Article 15 of the Company Charter; provided always that this subparagraph shall not apply to transactions made between affiliated persons."

In article 15:

Paragraph 15.1 of the Charter shall be supplemented with subparagraph 22.1 reading as follows:

"22.1) decision-making on issue, acquisition, sale and use of bills of exchange, their endorsement and avalizing provided that such a decision-making is not referred to the competence of the General Meeting of shareholders and competence of the Board of Directors specified in subparagraphs 22, 22.2, 24, 25 of paragraph 15.1 of Article 15 of the Company Charter; provided always that this subparagraph shall not apply to transactions made between affiliated persons;"

In article 15:

Paragraph 15.1 of the Charter shall be supplemented with subparagraph 22.2 reading as follows:

"22.2) establishing limits for the issue of the Company's bills of exchange for settlement of accounts for purchased raw materials, supplies, machinery and plants, as well as approval of transactions involving issue of the Company's bills of exchange for settlement of accounts for purchased raw materials, supplies, machinery and plants if such limits have not been established;"

In article 15:

Paragraph 15.1 of the Charter shall be supplemented with subparagraph 22.3 reading as follows:

"22.3) preliminary approval of one or several interconnected transactions involving acquisition of goods, works (services) for an amount exceeding 10 (ten) million US dollars (or an equivalent amount in other currency, including in roubles), except for the transactions specified in subparagraphs 22 -- 22.2, item b) of subparagraph 38 of paragraph 15.1 of Article 15 of this Charter;"

In article 15:

Item b) of subparagraph 38 of paragraph 15.1 of the Charter shall be restated to read as follows:

"b) transactions (including several interconnected transactions) involving property, works and services with a cost making 1 to 25 percent of the book value of the Company assets as of the date of taking decision on making such a transaction, except for the transactions specified in subparagraphs 22 – 22.2, 23 of paragraphs 15.1 of Article 15 of this Charter;"

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum at voting on this agenda item: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 64,855,695,883 votes; **AGAINST** – 8,275,700 votes; **ABSTAINED** – 29,974,000 votes.

According to the results of voting on item ***5.6*** of the agenda the shareholder meeting passed the following resolution:

That the following amendments and supplements to the Company Charter be approved:

In Article 15:

Subparagraph 23 of paragraph 15.1 of the Charter shall be restated to read as follows:

"23) preliminary approval of transactions involving extension or reception by the Company of loans, credits and guarantees irrespective of their amount; provided always that this subparagraph shall not apply to transactions made between affiliated persons;"

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum by the beginning of the meeting: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 64,856,188,983 votes; **AGAINST** – 11,055,700 votes; **ABSTAINED** – 25,324,000 votes.

According to the results of voting on item *5.7* of the agenda the shareholder meeting passed the following resolution:

That the following amendments and supplements to the Company Charter be approved:

In Article 15:

Subparagraph 29 of paragraph 15.1 of the Charter shall be restated to read as follows:

"29) taking decisions on making by the Company of the following transactions:
a) transactions involving free cession of the Company's assets or proprietary interests (choses in action) in the Company or a third person;
b) transactions involving discharging of material liability towards the Company or a third person;
c) transactions involving free rendering by the Company of services (carrying out of works) for the benefit of third persons;

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum by the beginning of the meeting: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 64,852,432,683 votes; **AGAINST** – 12,762,000 votes; **ABSTAINED** – 27,844,000 votes.

According to the results of voting the resolution on item *5.8* of the agenda **was not passed**:

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum by the beginning of the meeting: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 29,789,124,100 votes; **AGAINST** – 35,095,420,583 votes; **ABSTAINED** – 6,254,000 votes.

According to the results of voting on item *5.9* of the agenda the shareholder meeting passed the following resolution:

That the following amendments and supplements to the Company Charter be approved:

In Article 15:

Paragraph 15.1 of the Charter shall be supplemented with subparagraph 44.1 reading as follows:

"44.1) approval of the scope of financial authorities of the Company employees;"

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum by the beginning of the meeting: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 64,859,158,983 votes; **AGAINST** – 7,835,700 votes; **ABSTAINED** – 25,364,000 votes.

According to the results of voting on item ***5.10*** of the agenda the shareholder meeting passed the following resolution:

That the following amendments and supplements to the Company Charter be approved:

In Article 15:

Subparagraph 49 of paragraph 15.1 of the Charter shall be deleted.

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum by the beginning of the meeting: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 64,856,978,983 votes; **AGAINST** – 7,835,700 votes; **ABSTAINED** – 28,004,000 votes.

According to the results of voting the resolution on item ***5.11*** of the agenda **was not passed**:

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum by the beginning of the meeting: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 35,153,962,683 votes; **AGAINST** – 29,709,855,700 votes; **ABSTAINED** – 26,794,000 votes.

According to the results of voting on item ***5.12*** of the agenda the shareholder meeting passed the following resolution:

That the following amendments and supplements to the Company Charter be approved:

In Article 22:

Subparagraph 3) of paragraph 22.3 of the Charter shall be restated to read as follows:

"5) dispose of the Company property, make transactions on behalf of the Company, issue powers of attorney;"

Number of votes held with respect to this issue by persons included in the list of persons entitled to attend the General Meeting : 70,572,642,800.

Number of votes of persons holding outstanding shares entitled to vote at the meeting on this issue – 70,616,380,000.

Number of votes held with respect to this issue by persons attending the meeting – 64,898,425,183.

Availability of quorum by the beginning of the meeting: YES, 91.9597 %.

Voting results: **IN FAVOUR** – 64,853,548,983 votes; **AGAINST** – 7,835,700 votes; **ABSTAINED** – 29,414,000 votes.

Chairman of the General Meeting of Shareholders of OAO Kuzbassenergo **S.N. Mikhailov**

Secretary of the General Meeting of Shareholders of OAO Kuzbassenergo **D.Ya. Golofast**

END